SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

-	Press Release dated March 1, 2017
-	Press Release dated March 1, 2017
-	Notice of Shareholders’ Meeting 2017
-	Report of the Board of Directors to the Shareholders’ Meeting
-	Press Release dated March 1, 2017
-	Press Release dated March 9, 2017
-	Press Release dated March 20, 2017
-	Integrated Annual Report 2016
-	Press Release dated March 22, 2017
-	Press Release dated March 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Roberto Ulissi
Title:	Corporate Affairs and Governance - SEVP

Date: March 31, 2017

Registered Head Office Piazzale Enrico Mattei, 1 00144 Rome Tel.: +39 06598.21 www.eni.com

Rome

March 1, 2017

Eni: full year 2016 and

fourth quarter results

Yesterday, Eni’s Board of Directors approved group results for the full year and the fourth quarter 2016 (unaudited).

Highlights and outlook

Upstream

•	Continuing strong exploration track record: discovered 1.1 billion boe of additional resources at a cost of 0.6 $/boe. Additions to the Company’s resources backlog of 3.4 billion boe in the latest 3 years, at a cost of 1 $/boe. Promising new prospects to be drilled in future years
•	Divested a 40% interest in Zohr, proving the effectiveness of our dual exploration model
•	Organic reserves replacement ratio surged to 193%, the best ever performance in Eni’s history. The 2016 reserves replacement ratio remains very robust at 139%, also considering the 40% sale of Zohr on a pro forma basis
•	Kashagan and Goliat in production
•	2016 hydrocarbon production: 1.76 million boe/d in the year, in line with 2015, despite the Val d’Agri shutdown; 1.86 million boe/d in the quarter (down by 1.5%)
•	Progressed construction activities at our development projects expected to come on stream in 2017(Jangkrik - Indonesia, OCTP oil - Ghana and Zohr - Egypt). In February, started-up the East Hub project in Angola, five months earlier than scheduled. These projects, together with the ramp-up of 2016 new production from Kashagan and Goliat, will strongly contribute to the cash generation in 2017 and following years
•	Opex efficiency above expectations at 6.2 $/boe compared to 7.2 $/boe in 2015

G&P

•	Confirmed the goal of structural breakeven from 2017 owing also to the already achieved gas contract renegotiations and reductions in logistic costs

R&M and Chemicals

•	Refinery breakeven margin reduced to 4.2 $/bl (compared with 5.2 $/bl in 2015)
•	Green refinery projects on schedule
•	The Chemical business Ebit[1] of €300 million in 2016 reflects the success of the segment’s restructuring

Consolidated financial results2

•	Strong cash generation in the fourth quarter of €3.2 billion
•	FY normalized cash flow from operations[3] of €8.3 billion, covering 95% of capex[4] in an unfavorable oil price environment (Brent at 44 $/bl)
•	Improved prospects of organic production growth over the next four years notwithstanding a 19% capex reduction y-o-y
•	All mid-downstream businesses cash positive this year
•	Fourth quarter consolidated adjusted operating profit at €1.29 billion, up by 103% from the fourth quarter of 2015
•	FY adjusted operating profit of €2.32 billion, down by €2.17 billion (or 48%), due to the unfavorable oil price environment (-€3.3 billion) and the Val d’Agri shutdown. Efficiency measures and lower costs help to offset the effect of the low oil price by €1.7 billion
•	Fourth quarter consolidated net adjusted profit of €0.46 billion founded on a robust upstream recovery.

1 Adjusted Earnings before interest and taxes.

2 In this press release, adjusted results from continuing operations of the comparative periods 2015 are reported on a standalone basis, thus excluding the results of Saipem. An equivalent performance measure has been provided for net cash provided by operating activities. Adjusted results and standalone results are Non-GAAP measures; for further information see page 25.

3 Net cash provided by operating activities. For an explanation of the items of the cash flow normalization see page 15 in the section “Summarized Group Cash Flow Statement”.

4 Net of the Zohr reimbursement; see page 15.

FY adjusted net result roughly at breakeven (-€0.34 billion)

•	Disposals closed/agreed this year of €2.6 billion, approximately 40% of the 2016-2019 four-year target of €7 billion, announced in March 2016
•	Net debt reduced to €14.8 billion, equating to a leverage ratio of 0.28. Pro-forma leverage ratio to include 40% Zohr disposal at 0.24

2016 dividend: €0.80 of which €0.40 already paid as interim dividend

Claudio Descalzi, Eni’s Chief Executive Officer, commented:

“The 2016 results mark the successful conclusion of a radical transformation process. Over the past three years, Eni has restructured to withstand one of the most complex environments in the history of the oil industry, while strengthening its growth prospects and preserving a robust balance sheet. Our future growth trajectory will leverage on the key achievements made in this period: a strong production in Q4 of 1.86 million boe/d, our record proved reserve replacement ratio, a well-stocked pipeline of new, high quality projects which will contribute to an expected production growth rate of 3% on average in the next four-year period, and the advanced restructuring of our mid-downstream businesses. The solidity of our balance sheet has been preserved by maintaining a sustainable level of gearing, while Eni has been the only Major to reduce its leverage during the 2014-2016 period. In light of these achievements, we intend to propose at the next Annual General Shareholders Meeting the distribution of a cash dividend of €0.8 per share in 2016. Looking to the future, we are able to reaffirm our progressive remuneration policy, in line with the expected improvement of commodity prices and our own financial performance.”

Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q. 16			Full year
2015	2016	2016	vs. IV Q. 15	SUMMARY GROUP RESULTS	(€ million)	2015	2016	% Ch.
				(a)
634	258	1,286	102.8	Adjusted operating profit (loss) (b)		4,486	2,315	(48.4)
(301)	(484)	459	..	Adjusted net profit (loss) (b)		803	(340)	..
3,964	1,325	3,248	(18.1)	Net cash provided by operating activities (b)		12,155	7,673	(36.9)
(8,454)	(562)	340	104.0	Net profit (loss) from continuing operations		(7,952)	(1,051)	..
(2.35)	(0.16)	0.09		- per share (€) (c)		(2.21)	(0.29)
(5.15)	(0.36)	0.19		- per ADR ($) (c) (d)		(4.91)	(0.64)
(8,723)	(562)	340	103.9	Group net profit (loss)		(8,778)	(1,464)	..
(2.42)	(0.16)	0.09		- per share (€) (c)		(2.44)	(0.41)
(5.30)	(0.36)	0.19		- per ADR ($) (c) (d)		(5.42)	(0.91)

(a) Attributable to Eni's shareholders.

(b) From continuing operations. The comparative reporting period are calculated on a standalone basis. They reinstate the elimination of gains and losses on intercompany transactions with the E&C sector classified as discontinued operations under the IFRS 5, until Eni lost control following the closing of the divestment transaction in January 2016.

(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.

(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted results

In the fourth quarter of 2016, Eni reported an adjusted operating profit of €1.29 billion, up by 103% or €0.65 billion quarter-on-quarter, reversing the negative trend of the previous quarters, thanks to doubling in the E&P operating performance to €1.4 billion (up by €0.8 billion). The E&P improvement was driven mainly by efficiency and optimization measures (up by €0.7 billion) and by a marginal recovery in the oil scenario (the Brent benchmark was up by 13.2%), which has yet to be fully reflected in gas prices which were down due to the time lags in oil-linked price formulas. These increases were partly offset by lower non-recurring gains in the G&P segment.

On the minus side, the G&P segment reported an adjusted operating loss of €72 million, compared to a profit of €18 million in the fourth quarter of 2015, which was negatively affected by an unfavourable trading environment, particularly in the LNG business, as well as by lower non-recurring gains and higher operating charges. The Refining & Marketing and Chemical segment reported lower results (down by €59 million or 44%) due to competitive pressures, a less favourable refining and commodity environment y-o-y and the negative impact of the shutdown of the EST conversion plant following the accident occurred in December 2016. These negatives were partly counteracted by cost efficiencies and optimization gains.

After five quarters affected by the downturn in oil prices, the fourth quarter of 2016 saw the Group revert to a net profit of €0.46 billion, compared to a net loss of €0.3 billion in the fourth quarter of 2015. This recovery reflected an improved operating performance and a material reduction in the adjusted tax rate to 58% from about 168% in the fourth quarter of 2015.

For the FY2016, adjusted operating profit of €2.32 billion was down by €2.2 billion y-o-y, or 48%. A low commodity price environment accounted for a decline of €3.3 billion, while a four month and half shutdown of operations at Val d’Agri and lower non-recurring gains in G&P accounted for €0.6 billion. By contrast, efficiency gains and a reduced cost base, mainly in the E&P segment, improved the performance by €1.7 billion.

Adjusted net loss for the FY2016 amounted to €0.34 billion, lower by €1.14 billion from the adjusted net profit of 2015 (€0.8 billion). This was due to a lowered operating performance, declining results from equity-accounted entities reflecting a weaker oil price scenario and a higher tax rate (up by 38 percentage points). The latter point reflected the recording of a tax rate as high as 100% in the first nine months of the year due to the oil downturn, which determined a larger relative weight of taxable profit earned under PSA schemes, which are characterized by higher-than-average rates of taxes. Furthermore, the Group tax rate was negatively affected by the classification as special items of the reversals of certain deferred tax assets, which were written down in the previous reporting period.

Net borrowings and cash flow

As of December 31, 2016, net borrowings5 were €14.78 billion, €2.09 billion lower than December 31, 2015. The reduction reflected an increase in cash flow from operating activities (€7.67 billion), the closing of the Saipem transaction with net proceeds of €5.2 billion and other asset divestments for €0.6 billion, which comprised the available-for-sale shareholding in Snam due to the exercise of the conversion right from bondholders and marketing activities of fuels in Eastern Europe. These inflows funded capital expenditure of the year (€9.2 billion) and the payment of the final dividend 2015 and the 2016 interim dividend to Eni’s shareholders (for a total amount of €2.88 billion). The reduction in net borrowings was also due to other inflows relating to investing activities (€0.3 billion) and the fact that the financial assets (€0.57 billion) held by the Group insurance company are no longer committed to funding the loss provisions and therefore have been netted against finance debt in determining the Group’s net borrowings. These positives were offset by negative change in fair value of securities held for trading (down €0.3 billion) which are netted against net borrowings. A normalized measure of the cash flow from operating activities was €8.3 billion, calculated by excluding the negative effect of the Val d’Agri shutdown (€0.2 billion), a reclassification of certain receivables for investing activities to trading receivables (€0.3 billion), while including changes in working capital due to the sale of a 40% interest in Zohr (€0.1 billion). This normalized cash flow funded approximatly 95% of the capex of the year, which reduced from €9.2 billion to €8.7 billion when deducting the expected reimbursement of past capex related to the divestment of a 40% interest in the Zohr project (€0.5 billion).

Cash flow from operations was also influenced by a larger amount of receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount sold at the end of the previous reporting period (approximately €1 billion).

Compared to September 30, 2016, net borrowings decreased by €1.23 billion due to the robust cash generation of the fourth quarter of €3.25 billion, which funded capital expenditure of the period (€2.25 billion) generating a surplus. A larger amount of receivables due beyond the end of the reporting period were sold to financing institutions compared to the amount sold at the end of the previous reporting period by approximately €700 million.

As of December 31, 2016, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage6 – decreased to 0.28, compared to 0.29 as of December 31, 2015. This change was due to lower net borrowings which offset a €4 billion reduction in total equity, driven by the negative result of the period, the derecognition of the Saipem non-controlling interest and dividend distributions to Eni shareholders.

It is worth mentioning the recovery in Group leverage to 0.28 from 0.32 on September 30, 2016, due to the robust cash generation of the fourth quarter 2016 and the increase in total equity driven by the positive result of the period and positive foreign currency translation differences (approximately €2.3 billion).

5 Details on net borrowings are furnished on page 33.

6 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Non-GAAP measures” of this press release. See pages 25 and subsequent.

2016 Dividend distribution

The Board of Directors intends to submit a proposal for distributing a dividend of €0.80 per share7 (€0.80 in 2015) at the Annual Shareholders’ Meeting convened for April 13, 2017. Included in this annual payment is €0.40 per share paid as interim dividend in September 2016. The balance of €0.40 per share is payable to shareholders on April 26, 2017, the ex-dividend date being April 24, 2017.

Zohr operation

Eni signed two agreements with Bp and Rosneft for the disposal of a 40% interest in the giant discovery Zohr, located in the operated block of Shoruk (Eni 100%) off Egypt. These transactions confirm the effectiveness of Eni’s “dual exploration model”, which simultaneously targets the fast-track development of discovered resources, while reducing stakes retained in exploration leases in order to monetize in advance part of the discovered volumes and reduce expenditures in development process.

These agreements have economic efficacy from January 1, 2016 and contemplate the reimbursement to Eni of capex incurred until the closing date. The new partners have the option to acquire a further 5% stake at the same terms defined in the agreements.

The first transaction closed on February 2017 following approval by the Egyptian authorities; the second one is expected to close by the first half of 2017. The total consideration of the deal amounts to approximately €2 billion as of January 1, 2017, including the reimbursement of costs incurred by Eni in 2016.

Business developments:

2017

•	February 2017: started-up the Cabaça South East field of the East Hub Development Project, in Block 15/06 of the Angolan deep offshore, five months ahead of development plan estimates and with a time-to-market among the best in the sector. Block 15/06 will reach a peak of 150,000 barrels of oil per day this year.
•	January 2017: successfully drilled an appraisal well of the Merakes discovery under the Production Sharing Contract (PSC) in East Sepinggan. This discovery is located 35 kilometers from the Eni-operated Jangkrik field, close to starting operations, is estimated to have 2.0 Tcf of gas in place with additional potential still to be evaluated.
•	January 2017: made a discovery in the PL128/128D licenses in the Norwegian Sea nearby the FPSO (Floating Production, Storage and Offloading) operating the Norne field. Volumes of oil in place are expected to range from 70 to 200 million barrels. This discovery is part of Eni’s near-field exploration strategy aimed at unlocking the presence of additional resources in proximity to existing infrastructures.
•	January 2017: awarded three new exploration licenses in Norway, as a part of the APA Round.
•	January 2017: signed a Memorandum of Understanding with the Nigerian Authorities for the development of the mineral potential of the Country. The agreement also comprises the upgrading of the Port Harcourt refinery and a capacity doubling of the power generation unit in Okpai IPP.

2016

•	November 2016: signed four agreements in Bahrein with the National Oil Companies for the evaluation of the mineral potential of certain exploration areas and for the study of the Awali fields.
•	October 2016: signed a binding agreement between the partners of the Area 4 in Mozambique (Eni East Africa, joint operation between Eni and CNPC, Galp, Kogas and ENH) and BP for the sale, over a 20-year period, of approximately 3.3 million tons of LNG per annum (corresponding to about 5 bcm), which will be produced at the Coral South Floating facility. The agreement, approved by the Government of Mozambique, is a fundamental step towards achieving the Final Investment Decision (FID) of the project. The achievement of the FID is prerequisite to the efficacy of the sale contract. Back in February 2016, the Mozambique authorities approved the first development phase of Coral, targeting production of 5 trillion cubic feet (TCF) of gas.
•	October 2016: restarted production at the Kashagan giant field following completion of the operations to replace certain auxiliary pipelines which were put out of order due to a gas leakage.

7 Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

The original damage, which occurred at the end of 2013, forced the Consortium to shut down the oilfield. The Consortium is targeting an initial plateau of 185 kbbl/d and from there to ramp up to 370 kbbl/d by the end of 2017.

•	September 2016: as part of Eni’s “near-field” exploration strategy, activities resumed onshore Tunisia with the Larich East discovery. The well yielded approximately 2 kbbl/d during test production and has been put into production by linking the discovery well to the MLD oil treatment center.
•	September 2016: reached a production plateau of 700 mmcf/d (corresponding to 128 kboe/d, 67 kboe/d net to Eni) from the Nooros field. This record-setting production level was reached in just 13 months after the discovery and ahead of schedule, thanks to the success of the latest exploration wells drilled in the Nooros area and the drilling of new development wells. The production is currently flowing from 7 wells; furthermore, with the drilling of additional development wells, the field is expected to reach a maximum production capacity of about 160 kboe/d in 2017. In addition, thanks to the mature operating environment and the conventional nature of the project, production costs are among the lowest in Eni’s portfolio.
•	September 2016: the potential at the Baltim South West field discovery, in the conventional water of Egypt, was upped to 1 TCF of gas in place due to successful test of the first appraisal well. The discovery is located near the Nooros field and has increased the relevant gas potential of the so-called “Great Nooros Area” to 3 TCF of gas in place, of which about 2 TCF are in the Nooros field, while the remaining are in the new independent discovery of Baltim South West.
•	September 2016: successfully drilled the Zohr 5x appraisal well, located in 1,538 meters of water depth and 12 kilometers south west from the discovery well. The appraisal well confirmed the overall potential of the Zohr Field, estimated to retain 30 TCF of gas in place and produced more than 50 mmcf/d during a test, which was constrained by limits of the surface infrastructures. The Zohr development was sanctioned by Egyptian authorities in February 2016. Expected the drilling of a sixth well that will accelerate the production start-up within the end of 2017.
•	March 2016: production start-up at the Goliat oilfield, which is the first producing oilfield in the Barents Sea in the license PL229. Goliat is operated through the largest and most sophisticated floating cylindrical production and storage vessel (FPSO) in the world. Production has achieved the full-field plateau at 100 kbbl/d (65 kbbl/d net to Eni). The field is estimated to contain reserves amounting to about 180 million barrels of oil.
•	In 2016, Eni increased its exploration rights portfolio by about 10,500 square kilometers net, mainly in Egypt, Ghana, Morocco, Montenegro, Norway and the United Kingdom.

Sustainability performances

		Full year
		2015	2016	% Ch.
Total recordable injury rate (TRIR)	(total recordable injury rate/worked hours) x 1.000.000	0.45	0.35	(20.8)
Direct GHG emissions	(mmtonnes CO2 eq.)	41.6	40.1	(3.5)
- of which CO2 from combustion and process		31.5	30.6	(2.8)
- of which CO2 eq from methane		2.8	2.4	(12.4)
- of which CO2 eq from flaring		5.5	5.4	(2.0)
- of which CO2 eq from venting		1.8	1.7	(7.2)
Direct GHG emissions E&P/production	(tonnes CO2 eq./toe)	0.18	0.17	(8.7)
Oil spills due to operations (>1 barrel)	(barrels)	1,634	1,159	(29.1)
Water reinjection	(%)	56	58	3.9

Eni reported positive performances when comparing to the corresponding period of 2015:

•	GHG emissions recorded in 2016 declined by 3.5% compared to the 2015. Higher emissions recorded in the G&P segment, reflected higher power production and increasing gas volumes transported. Lower emissions from combustion and process were recorded (down 1.8 mmtonnes CO2eq) and reduced methane emissions (down 0.4 mmtonnes CO2eq) in the upstream segment. These were achieved leveraging on energy efficiency projects (gas consumption reduction and logistics optimization) and ongoing initiatives to contain fugitive emissions developed for the 2016 in Egypt, Kazakhstan, UK, Ecuador and USA. In March 2016, the Goliat platform started-up, through advanced technology solutions (power supply by undersea cables connected to the ground) thus contributing to the containment of emissions from combustion.

•	The trend of GHG emission index compared to operated gross hydrocarbon production of the upstream segment remain positive with a reduction of 8.7%. This performance is better than the guided 2016 full year target.
•	In 2016 the trend in safety improvement continued, reporting a lower total recordable injury rate (TRIR), down by 20.8% from the 2015. This result reflected a better performance for both employees and contractors (down by 10.8% and 25.2% respectively). This positive performance leveraged on inspections on sites, HSE audit processes on suppliers, employment in industrial sites of people trained at the Safety Competence Center in Gela as well as specific training projects and programs to raise awareness of HSEQ issues as “Eni in Safety” new phase finalized to spread over the company the near miss and incident lessons learnt.
•	Oil spills due to operations (88% related to E&P segment and 12% to R&M and Chemicals) declined by 29.1% from 2015; E&P recorded the best improvement in Nigeria due to the revamping of industrial installations; the Refining & Marketing and Chemicals segment reduced the overall volume spilled (down by 290 barrels compared to 2015).
•	Water reinjections reached the threshold of 58%, due to the contribution of Ecuador, Egypt and Congo (for the latter the best contribution came from Mboundi field and since July 2016 Loango field after the revamping activities).

Renewable energies and climate change

As part of its strategy designed to evolve the Company’s business model towards a low-carbon environment, Eni intends to develop renewable energy projects in its countries of operations. In 2016, Eni selected and launched a number of industrial initiatives on a large scale in Italy and abroad.

> The “Italy project” plans to build facilities, mainly in the solar photovoltaic business, in owned industrial areas, which are ready to use and currently lack any industrial value. Fifteen projects have been identified with an overall capacity of approximately 220 MW to be installed by 2022. The first phase of the project foresees the installation of five units: Assemini and Porto Torres in Sardinia (obtained the Final Investment Decision for both projects, while the approval is ongoing from the relevant authorities), Manfredonia in Puglia and Priolo in Sicily (FID obtained) and finally Augusta in Sicily.

> Outside Italy the company has identified a number of projects to be deployed in countries of operations considered strategic for the Company (mainly Africa and Asia) to increase Eni’s energy efficiency, the sustainability of our consumptions, as well as to improve the access to energy of local communities through a more sustainable energy mix. In December 2016 Eni obtained the FID for a development project in the upstream field BRN in Algeria.

Futhermore, a number of agreements for collaboration have been settled with Ghana, Algeria and Tunisia, to strengthen Eni’s presence in these countries and to enlarge the scope of activities.

Finally, in 2016 Eni signed strategic framework agreements with:

(i)	General Electric (GE) for the development of innovative technologies on renewable energy projects (brownfield and greenfield) and hybrid renewable projects focused on energy efficiency. This agreement is intended to identify and develop jointly projects for power generation from renewable sources on large scale;
(ii)	Terna for the evaluation of opportunities for the development of energy systems with a focus on sustainability and supporting production from renewables.

Gela

In 2016 Eni’s activities continued in line with the commitments foreseen in the Memorandum of Understanding, signed in 2014, with the Ministery for the Economic development and Local Authorities.

In April following the fulfilment of certain conditions, Eni began the construction activities at the Green Refinery project, being one of the pillar of the agreement. The refinery will have a capacity of 750 ktonnes/y. The conversion will leverage on the application of ecofining proprietary technology, developed and patented by Eni, to convert unconventional and second-generation raw materials into green diesel. Gela reconversion represents the first integrated and cross businesses’ project which Eni is developing in Italy to combine the needs of the business and those of the communities living in the area. The agreement foresees also: i) the launch of new hydrocarbon exploration and production activities in the Region of Sicily and the offshore area; ii) the realization of a modern hub for shipping locally produced crude oil and green fuel produced on the site; a feasibility study, to identify LNG and CNG storage and transport infrastructure in Gela, as well as the realization of a project for the production of natural latex from natural products with the relative development of the agricultural supply chain; iii) the set-up of a competence centre focused on safety issues; iv) environmental remediation activities at plants and areas that will gradually lose their industrial destination.

Outlook

The Group financial outlook, its business prospects and the key industrial and profitability targets in the short and medium term are disclosed in the press release “Eni’s strategic plan 2017-2020”, which will be issued later today, available on the Company’s website eni.com and publicly disseminated as required by applicable listing standards.

This press release on the results of the full year and the fourth quarter 2016 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results each quarter. Instead, the discussion about the full year results and performance of the Group complies with the listing standards set by the Italian Exchange (“Borsa Italiana”) with regard to the minimum set of disclosures of press release about the approval of statutory financial statements by listed companies’ boards.

Results and cash flow are presented for the fourth and the third quarter of 2016 and the full year of 2016, for the fourth quarter and the full year of 2015. Information on the Company’s financial position relates to end of the periods as of December 31, 2016, September 30, 2016 and December 31, 2015. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the Interim Consolidated Financial Report as of June 30, 2016, which investors are urged to read.

Continuing and discontinued operations in Eni’s financial statements 2016

Effective January 1, 2016, Eni Group is no more engaged in the Engineering & Construction segment (“E&C”), following the closing of the sale of a 12.503% stake in Saipem SpA to CDP Equity SpA on January 22, 2016. Concurrently, a shareholder agreement between Eni and CDP Equity SpA entered into force, which established the joint control of the two parties over the target entity. Those transactions triggered loss of control of Eni over Saipem. The retained interest of 30.55% in the former subsidiary has been recognized as an investment in an equity-accounted joint venture with an initial carrying amount aligned to the share price at the closing date of the transaction (€4.2 per share, equal to €564 million) recognizing a loss through profit of €441 million. Considering the pro-quota share capital increase of Saipem subscribed by Eni, the initial carrying amount of the investment amounted to €1,614 million. At the end of February 2016, Saipem reimbursed intercompany loans owed to Eni (€5,818 million as of December 31, 2015) by using the proceeds from the share capital increase and new credit facilities from third-party financing institutions.

Eni’s Chemical business, managed by the wholly-owned subsidiary Versalis, has been reclassified as continuing operations, with retroactive effects as of December 31, 2015. In accordance with IFRS 5, Versalis has ceased to be classified as discontinued operations due to termination of the negotiations with US-based SK hedge fund, who had shown an interest in acquiring a majority stake in Versalis. Eni’s Annual Report 2015 was prepared accounting this business as discontinued operations. Consequently, Eni’s management reinstated the criteria of the continuing use to evaluate Versalis by aligning its book value to the recoverable amount, given by the higher of fair value less cost to sell and value-in-use. Conversely, under IFRS 5 Versalis was measured at the lower of its carrying amount and fair value less cost to sell. This amendment in Versalis evaluation marginally affected the opening balance of Eni’s consolidated net assets (an increase of €294 million) and was neutral on the Group’s net financial position. For more information about the criteria of the continuing use to evaluate Versalis in Eni consolidated accounts 2016, see Eni Interim Consolidated Report as of June 30, 2016 (the section Basis of preparation in Notes to the Consolidated Interim Financial Statements). The results of Versalis have been aggregated with those of R&M, in the reportable segment “R&M and Chemicals” because the two segments exhibit similar economic characteristics.

Successful effort method (SEM)

Effective January 1, 2016, management modified on voluntary basis, the criterion to recognize exploration expenses adopting the accounting of the successful-effort-method (SEM). The successful-effort method is largely adopted by oil&gas companies, to which Eni is increasingly comparable given the recent re-focalization of the Group activities on its core upstream business.

Under the SEM, geological and geophysical exploration costs are recognized as an expense as incurred. Costs directly associated with an exploration well are initially capitalized as an unproved tangible asset until the drilling of the well is complete and the results have been evaluated. If potentially commercial quantities of hydrocarbons are not found, the exploration well costs are written off. If hydrocarbons are found and, subject to further appraisal activity, are likely to be capable of commercial development, the costs continue to be carried as an unproved asset. If it is determined that development will not occur then the costs are expensed. Costs directly associated with appraisal activity undertaken to determine the size, characteristics and commercial potential of a reservoir following the initial discovery of hydrocarbons are initially capitalized as an unproved tangible asset. When proved reserves of oil and natural gas are determined and development is approved by management, the relevant expenditure is transferred to proved property.

In accordance to IAS 8 “Accounting policies, Changes in accounting estimates and Errors”, the SEM application is a voluntary change in accounting policy explained by the alignment with an accounting standard largely adopted by oil&gas companies and as such it has been applied retrospectively.

The retrospective application of the SEM has required adjustment of the opening balance of the retained earnings and other comparative amounts as of January 1, 2014. Specifically, the opening balance of the carrying amount of property, plant and equipment was increased by €3,524 million, intangible assets by €860 million and the retained earnings by €3,001 million. Other adjustments related to deferred tax liabilities and other minor line items. More details are available on the “Basis of presentation” in the “Notes to the Consolidated Financial Statements” of Eni’s Interim Consolidated Report as of June 30, 2016.

The table below sets forth the amounts of the comparative periods 2015 which have been restated following the adoption of the SEM and the accounting of Versalis as part of the continuing operations.

	REPORTED		RESTATED
(€ million)	IV quarter 2015	Full year 2015	IV quarter 2015	Full year 2015

Operating profit (loss) - continuing operations	(5,008)	(2,781)	(6,699)	(3,076)

Operating profit (loss) E&P	(3,614)	(144)	(4,696)	(959)

Adjusted operating profit (loss) - continuing operations on a standalone basis	858	4,104	634	4,486

Adjusted operating profit (loss) - E&P	863	4,108	598	4,182

Net profit (loss) attributable to Eni's shareholders - continuing operations	(6,778)	(7,680)	(8,454)	(7,952)

Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations on a standalone basis	(202)	334	(301)	803

Total assets		134,792		139,001

Eni's shareholders equity		51,753		55,493

Cash flow from operations from continuing operations on a standalone basis	4,012	11,181	4,444	12,875

Net cash flow	(232)	(1,414)	(223)	(1,405)

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.

The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the full year and the fourth quarter of 2016 (unaudited) is also available on Eni’s website eni.com.

Quarterly consolidated report

Summary results8 for the full year and the fourth quarter of 2016

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
15,066	13,195	15,807	Net sales from operations - continuing operations	72,286	55,762
(6,699)	192	1,640	Operating profit (loss) - continuing operations	(3,076)	2,157
591	(87)	(237)	Exclusion of inventory holding (gains) losses	1,136	(175)
7,255	153	(117)	Exclusion of special items (a)	7,648	333
1,147	258	1,286	Adjusted operating profit (loss) - continuing operations	5,708	2,315
			Breakdown by segment:
598	644	1,400	Exploration & Production	4,182	2,494
18	(374)	(72)	Gas & Power	(126)	(390)
134	175	75	Refining & Marketing and Chemicals	695	583
(101)	(118)	(118)	Corporate and other activities	(369)	(452)
498	(69)	1	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	1,326	80
1,147	258	1,286	Adjusted operating profit (loss) - continuing operations	5,708	2,315
(513)			Reinstatement of intercompany transactions vs. discontinued operations	(1,222)
634	258	1,286	Adjusted operating profit (loss) - continuing operations on standalone basis	4,486	2,315

(8,454)	(562)	340	Net profit (loss) attributable to Eni's shareholders - continuing operations	(7,952)	(1,051)
409	(59)	(162)	Exclusion of inventory holding (gains) losses	782	(120)
7,961	137	281	Exclusion of special items (a)	8,487	831
(84)	(484)	459	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	1,317	(340)
(217)			Reinstatement of intercompany transactions vs. discontinued operations	(514)
(301)	(484)	459	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis	803	(340)
(8,723)	(562)	340	Net profit (loss) attributable to Eni's shareholders	(8,778)	(1,464)
(8,454)	(562)	340	Net profit (loss) attributable to Eni's shareholders - continuing operations	(7,952)	(1,051)
(269)			Net profit (loss) attributable to Eni's shareholders - discontinued operations	(826)	(413)
4,444	1,325	3,248	Net cash provided by operating activities - continuing operations	12,875	7,673
19			Net cash provided by operating activities - discontinued operations	(1,226)
4,463	1,325	3,248	Net cash provided by operating activities	11,649	7,673
3,964	1,325	3,248	Net cash provided by operating activities on standalone basis	12,155	7,673
2,697	2,051	2,250	Capital expenditure - continuing operations	10,741	9,180

(a) For further information see "Breakdown of special items".

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Trading environment indicators

Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q.16		Full Year
2015	2016	2016	vs. IV Q.15		2015	2016	% Ch.
43.69	45.85	49.46	13.2	Average price of Brent dated crude oil (a)	52.46	43.69	(16.7)
1.095	1.116	1.078	(1.6)	Average EUR/USD exchange rate (b)	1.110	1.107	(0.3)
39.90	41.08	45.88	15.0	Average price in euro of Brent dated crude oil	47.26	39.47	(16.5)
6.6	3.3	4.7	(28.8)	Standard Eni Refining Margin (SERM) (c)	8.3	4.2	(49.4)
208	156	202	(2.9)	PSV (d)	234	168	(28.2)
181	136	182	0.6	TTF (d)	210	148	(29.5)
(0.09)	(0.30)	(0.31)	..	Euribor - three-month euro rate (%)	(0.02)	(0.26)	..
0.41	0.79	0.92	..	Libor - three-month dollar rate (%)	0.32	0.74	..

(a) In USD dollars per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against standard raw material slate and yields.

(d) In €/kcm.

Financial review

Adjusted results

In the fourth quarter of 2016, adjusted operating profit of €1,286 million more than doubled the result of the comparative quarter (up by €652 million on a standalone basis). This trend was driven by a robust E&P operating performance (up by €0.8 billion) boosted by efficiency and optimization gains (up by €0.7 billion) and, to a lesser extent, by an ongoing recovery in Brent prices (the Brent benchmark

8 As provided by IFRS, in case of “discontinued operations” gains and losses pertaining to activities in disposal phase and consequently to “continuing operations” are those deriving from transaction with third parties. Because of this, the above mentioned representations of Saipem (insofar as 2015 comparative periods are concerned) and continuing operations do not fully illustrate their results as standalone entities, mainly when relevant intercompany transactions occur, with regard to both the reporting period disclosed in this press release as well as in future reporting periods. See segment information at page 25 and subsequent for further information on Saipem (insofar as 2015 comparative periods are concerned) and continuing operations results with details about intercompany transaction.

was up by 13.2%). Gas prices were negatively affected by the time lag in oil-linked price formulas. These increases were partly offset by lower non-recurring gains in the G&P segment.

In the fourth quarter of 2016, Eni reported an adjusted net profit of €459 million after five quarters affected by the oil price downturn. Compared to the fourth quarter of 2015 when an adjusted net loss of €301 million was recorded on a standalone basis, the €760 million improvement reflected a better operating performance and a significantly reduced tax rate, which declined to 58% from 168% quarter-on-quarter. This latter reflected the Company’s improved profitability, which reduced the relative incidence on taxable profit of results under PSA schemes, characterized by higher-than-average rates of taxes, and of certain non-deductible expenses.

Special items of the operating profit were net gains of €117 million in the quarter (net charges of €333 million in the year) and mainly related to:

(i)	The reversal of prior impairment losses at oil&gas properties for €1,440 million, driven by an upward revision to management’s long-term price assumption for the benchmark Brent to $70 per barrel, up from the previous $65 per barrel, adopted in the financial projections of the 2017-2020 industrial plan;
(ii)	impairment of gas properties in the upstream segment driven by a lowered price scenario in Europe and other oil&gas properties due to contractual changes, downward reserves revision as well as a higher country risk (for an overall amount of €756 million);
(iii)	the write down of capital expenditure relating to certain Cash Generating Units in the R&M and Chemicals segment, which were impaired in previous reporting periods (€40 million; €104 million in the full year);
(iv)	the write-off of the damaged units of the EST conversion plant at the Sannazzaro refinery, following the accident occurred in December 2016 and a provision for decommissioning (for an overall amount of €217 million), partially offset by a compensation gain on part of a third-party insurer (€122 million);
(v)	environmental provisions (€28 million in the quarter; €193 million in the year);
(vi)	the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (gains of €279 million and €427 million, respectively in the fourth quarter and the full year);
(vii)	exchange rate differences and derivatives reclassified to adjusted operating profit (gains of €37 million and charges of €19 million, respectively in the fourth quarter and the full year);
(viii)	risk provisions of €43 million (€151 million in the year);
(ix)	other charges (€850 million and €667 million in the year and the fourth quarter, respectively) mainly relating to the impairment of certain disputed receivables in the E&P segment owed by certain NOCs, due to the expected outcome of ongoing negotiations to settle the matter. Because certain of these receivables were recognized as items deductible from taxable profit, the Company utilized against net profit a redundant provision for deferred tax liabilities which were provided when the receivables were firstly recorded, resulting in a gain of €380 million.

Non-operating special items of the year comprised:

Continuing operations

•	the impairment of certain equity-accounted entities in the E&P segment driven by the financial downturn in certain countries (€236 million);
•	income taxes includes in addition to the tax effects of special gains/charges in operating profit, the reversal of the impairment provision relating deferred tax assets in a foreign country (€121 million), as well as utilization of deferred tax liabilities due to certain changes in tax regulations in the United Kingdom and Norway (€28 million) and to the impairment of certain disputed receivables relating to E&P owed by NOCs to reflect the expected outcome of certain ongoing negotiations;
•	a write-off of deferred tax assets at Italian companies (approximately €170 million) due to a reduced outlook of future taxable earnings, mainly due to the gas scenario;
•	an impairment loss recorded at Eni’s equity-accounted interest in Saipem, subsequently to establishment of Eni’s joint control over the investee. The loss reflected the outcome of the impairment review and other extraordinary charges incurred by Saipem, based on the changed financial projections of new strategic plan announced by the entity on October 25, 2016 (Eni’s share of €163 million).

Discontinued operations

•	Special items of discontinued operations included a loss of €441 million taken to align the net book value of the interest retained in Saipem with the market capitalization of the investee at the date of the loss of control (January 22, 2016).

For the FY 2016 adjusted operating profit was €2,315 million, representing a decrease of €2,171 million, down by 48.4% y-o-y. The decline reflected a lower commodity price environment with a negative effect of €3.3 billion, while the Val d’Agri shutdown and lower non-recurring gains in G&P weighted for €0.6 billion. These negatives were partly offset by production growth in other areas, efficiency gains and a reduced cost base for €1.7 billion, mainly in the E&P segment.

Reported results

Eni reported a net loss from continuing operations of €1,051 million for the FY2016, a marked reduction to the €7,952 million loss recorded in 2015.

This improvement mainly reflects an ongoing recovery in oil markets from the second half of the year. Better market fundamentals were factored in the upward revision to management’s long-term price assumption for the benchmark Brent to 70$ per barrel from the previous 65$, which has been adopted in the financial projections of the 2017-2020 industrial plan. This revision triggered the reversal of prior impairment losses of €1,005 million post-tax at oil&gas properties, which were absorbed by impairment losses due to a lowered outlook for gas prices in Europe and other drivers, as well as other non-recurring charges for an overall negative impact of €831 million.

On the contrary, the FY 2015 result was negatively affected by the recognition of material special charges of €8.5 billion. Those comprised impairment losses of upstream assets (€3.9 billion) and the write-off of deferred tax assets for €1.8 billion due to a lowered outlook for oil prices. Furthermore, the year-ago charges included the impairment of the Chemical business (€1 billion), which carrying amount was aligned to the expected fair value based on a sale transaction then ongoing designed to established an industrial joint venture, as well as other extraordinary charges of €1.8 billion mainly in the G&P segment.

Still, the 2016 underlying performance was negatively affected by a continued slump in commodity prices especially in the first half of the year which determined y-o-y declines in crude oil prices (down by 16.7%, from 52.5 $/b reported in 2015, to 43.7 $/b in 2016), in gas prices (down by 28.2%) and in refining margins (down by 49.4%). These declines drove a 23% reduction in the Group consolidated turnover. Other factors negatively affecting the performance were a four and half-month shutdown of the Val d’Agri oil complex in Italy. Management implemented a number of initiatives to withstand the negative scenario including tight investment selection, with capex down by 19% y-o-y at constant exchange rates, control of E&P operating expenses (down by 14%), optimizations of plant setup at refineries and chemical plants, savings on energy consumptions and logistic costs and G&A cuts. All these measures improved EBIT by around €1.7 billion. Finally, income taxes declined by €1,186 million due to the above mentioned extraordinary drivers. The tax rate was affected by the high relative incidence on taxable profit of results under PSA schemes, which are characterized by higher-than-average rates of taxes, recorded in the first three quarters of 2016.

In the fourth quarter of 2016, Eni reported a net profit of €340 million compared to a loss of €8,454 million in the same period of 2015 due to the same drivers described in the disclosure of the year results and an improved industrial performance.

In FY 2016, group net loss pertaining to Eni’s shareholders amounted to €1,464 million, which included a loss in the discontinued operations of €413 million relating to the impairment taken to align the book value of Eni’s retained interest in Saipem to its fair value, equal to the market capitalization at the date of loss of control (January 22, 2016) with a charge of €441 million.

Summarized Group Balance Sheet9

(€ million)
	Dec. 31, 2015	Sept. 30, 2016	Dec. 31, 2016	Change vs. Dec. 31, 2015	Change vs. Sept. 30, 2016
Fixed assets
Property, plant and equipment	68,005	67,882	70,793	2,788	2,911
Inventories - Compulsory stock	909	1,044	1,184	275	140
Intangible assets	3,034	2,835	3,269	235	434
Equity-accounted investments and other investments	3,513	4,442	4,316	803	(126)
Receivables and securities held for operating purposes	2,273	2,352	1,932	(341)	(420)
Net payables related to capital expenditure	(1,284)	(1,466)	(1,765)	(481)	(299)
	76,450	77,089	79,729	3,279	2,640
Net working capital
Inventories	4,579	4,558	4,637	58	79
Trade receivables	12,616	10,418	11,186	(1,430)	768
Trade payables	(9,605)	(9,226)	(11,038)	(1,433)	(1,812)
Tax payables and provisions for net deferred tax liabilities	(4,137)	(3,419)	(3,073)	1,064	346
Provisions	(15,375)	(14,127)	(13,896)	1,479	231
Other current assets and liabilities	1,827	1,866	1,171	(656)	(695)
	(10,095)	(9,930)	(11,013)	(918)	(1,083)
Provisions for employee post-retirement benefits	(1,123)	(1,018)	(868)	255	150
Discontinued operations and assets held for sale including related liabilities	9,048	11	14	(9,034)	3
CAPITAL EMPLOYED, NET	74,280	66,152	67,862	(6,418)	1,710

Eni shareholders’ equity	55,493	50,096	53,037	(2,456)	2,941
Non-controlling interest	1,916	48	49	(1,867)	1
Shareholders’ equity	57,409	50,144	53,086	(4,323)	2,942
Net borrowings	16,871	16,008	14,776	(2,095)	(1,232)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	74,280	66,152	67,862	(6,418)	1,710
Leverage	0.29	0.32	0.28	(0.01)	(0.04)

The Summarized Group Balance Sheet was affected by the movement in the EUR/USD exchange rate, which determined an increase in net capital employed, total equity and net borrowings by €1,747 million, €1,198 million, and €549 million respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 3.2% depreciation of the euro against the US dollar (1 EUR= 1.054 USD at December 31, 2016 compared to 1.089 at December 31, 2015).

Fixed assets (€79,729 million) increased by €3,279 million from December 31, 2015. The item “Property, plant and equipment” was up by €2,788 million mainly due to capital expenditure (€9,180 million), positive currency movements and net asset write-ups (€475 million). These positives were offset by DD&A (€7,559 million), the write-off of exploration projects lacking the criteria for continuing capitalization and the write-off of the damaged units of the EST plant in Sannazzaro refinery (€350 million). The increase in the item “Equity-accounted investments and other investments” of €803 million was due to the recognition as an equity-accounted investment of the stake of 30.55% retained in Saipem following loss of control over the former subsidiary and the pro-quota share capital increase of the investee for an overall amount of €1,614 million, net of losses incurred in the period on equity accounted entities.

Net working capital was in negative territory at minus €11,013 million and decreased by €918 million y-o-y driven by reduced trade receivables, due to better management of working capital and higher volume of trade receivables due beyond end of the reporting period which were sold to factoring institution, as well as increased trade payables. Other current assets and liabilities decreased due mainly to the impairment of certain disputed receivables in the E&P segment owed by certain NOCs, based on the expected outcome of ongoing negotiations.

9 The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria, which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

These negatives were partly offset by the decrease in tax payables and provisions for deferred taxes, reflecting lower provisions for current taxes, driven by the reduction of taxable profit and E&P utilization of deferred tax liabilities relating to the impairment of disputed receivables, as well as the reduction in the risk provisions for the fulfilment of obligations.

Discontinued operations, assets held for sale including related liabilities (€14 million) decreased by €9,034 million due to the closing of the Saipem transaction and the divestment of fuel distribution activities in Eastern Europe.

Shareholders’ equity including non-controlling interest was €53,086 million, down by €4,323 million from December 31, 2015. This was due to the net loss of the year (€1,457 million), the derecognition of Saipem non-controlling interest (€1,872 million), as well as dividend distribution of €2,885 million (including the 2015 balance and the 2016 interim dividends paid to Eni’s shareholders amounting to €2,881 million). These effects were partially offset by a positive change in the cash flow hedge reserve (€883 million) and positive foreign currency translation differences (€1,198 million).

Summarized Group Cash Flow Statement10

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016	Change
(8,155)	(561)	341	Net profit (loss) - continuing operations	(7,399)	(1,044)	6,355
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
9,813	2,181	1,740	- depreciation, depletion and amortization and other non monetary items	17,216	7,773	(9,443)
(136)	(10)	(11)	- net gains on disposal of assets	(577)	(48)	529
569	397	749	- dividends, interest, taxes and other changes	3,215	2,229	(986)
3,141	(115)	1,455	Changes in working capital related to operations	4,781	2,112	(2,669)
(788)	(567)	(1,026)	Dividends received, taxes paid, interest (paid) received	(4,361)	(3,349)	1,012
4,444	1,325	3,248	Net cash provided by operating activities - continuing operations	12,875	7,673	(5,202)
19			Net cash provided by operating activities - discontinued operations	(1,226)		1,226
4,463	1,325	3,248	Net cash provided by operating activities	11,649	7,673	(3,976)
(2,697)	(2,051)	(2,250)	Capital expenditure - continuing operations	(10,741)	(9,180)	1,561
(154)			Capital expenditure - discontinued operations	(561)		561
(2,851)	(2,051)	(2,250)	Capital expenditure	(11,302)	(9,180)	2,122
(57)	(6)	(6)	Investments and purchase of consolidated subsidiaries and businesses	(228)	(1,164)	(936)
1,353	70	33	Disposals	2,258	1,054	(1,204)
(660)	(106)	614	Other cash flow related to capital expenditure, investments and disposals	(1,351)	465	1,816
2,248	(768)	1,639	Free cash flow	1,026	(1,152)	(2,178)
(377)	30	42	New borrowings (repayment) of long-term finance debt	(300)	5,271	5,571
(1,206)	1,854	(798)	Changes in short and long-term financial debt	2,126	(766)	(2,892)
(23)	(1,408)	(33)	Dividends paid and changes in non-controlling interest and reserves	(3,477)	(2,885)	592
(865)	(5)	22	Effect of changes in consolidation and exchange differences	(780)	(3)	777
(223)	(297)	872	NET CASH FLOW	(1,405)	465	1,870
3,964	1,325	3,248	Net cash provided by operating activities on standalone basis	12,155	7,673	(4,482)

Change in net borrowings

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016	Change
2,248	(768)	1,639	Free cash flow	1,026	(1,152)	(2,178)
	28		Net borrowings of divested companies	83	5,848	5,765
(682)	(46)	(374)	Exchange differences on net borrowings and other changes	(818)	284	1,102
(23)	(1,408)	(33)	Dividends paid and changes in non-controlling interest and reserves	(3,477)	(2,885)	592
1,543	(2,194)	1,232	CHANGE IN NET BORROWINGS	(3,186)	2,095	5,281

In the FY2016, net cash provided by operating activities amounted to €7,673 million. Proceeds from disposals were €1,054 million and mainly related to the 12.503% interest in Saipem (€463 million), an interest in Snam due to exercise of the conversion right by bondholders (€332 million) as well as fuel distribution activities in Eastern Europe. Following the closing of the Saipem transaction, Eni was reimbursed of intercompany loans due by Saipem amounting to €5,818 million.

These inflows funded part of the financial requirements for capital expenditure (€9,180 million, of which €500 million are expected to be reimbursed following the divestment of a 40% interest in Zohr), the payment of Eni’s 2015 balance dividend and the 2016 interim dividend (€2,881 million), and finally the amount cashed out to subscribe the share capital increase of Saipem (€1,069 million). Capital expenditure decreased by 19% vs 2015 at constant exchange rates, including Eni’s capital contributions to joint-ventures, as planned.

The normalized cash flow from operating activities was €8.3 billion and it was calculated by excluding the negative effect of the Val d’Agri shutdown (€0.2 billion), a reclassification of certain receivables for investing activities to trading receivables (€0.3 billion), while including changes in working capital due to the sale of a 40% interest in Zohr (€0.1 billion). This normalized cash flow funded approximately 95% the capex of the year, reduced from €9.2 billion to €8.7 billion when deducting the expected

10 Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

reimbursement of past capex related to the divestment of a 40% interest in the Zohr project (€0.5 billion).

From January 1, 2016, Eni’s captive insurance subsidiary (Eni Insurance) is required to meet certain capital and solvency ratios as minimum requirements to continue performing the insurance activity based on the provisions of EU Solvency II Directive (the so-called Minimum Capital Requirement - MCR - and Solvency Capital Requirement - SCR). Therefore, it is no longer necessary to commit the financial assets of the insurance company to funding the loss provisions. Accordingly, those assets, which mainly comprise available-for-sale securities and bank deposits, have ceased to be classified as held for operating purposes and have been netted against finance debt in determining the Group net borrowing at December 31, 2016 with a positive impact of €600 million. Net borrowings also reflects the negative effect of approximately €300 million in the fair value of securities held for trading.

Due to the above mentioned inflows and outflows, the Group’s net borrowings decreased by €2,095 million compared to 2015 year-end.

Other information

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of December 31, 2016, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd, Eni Ghana Exploration and Production Ltd and Eni Suisse SA – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Eni’s 2016 Annual Report

Eni’s 2016 Annual Report will be filed with the Italian market authorities and for other statutory purposes as early as the end of March 2017. An annual report on form 20-F fully audited will be filed simultaneously with the US SEC. Those reports will be disseminated through the Company’s headquarters and on Eni's website eni.com and through other sources provided by the regulation in force.

Enclosed are the 2016 IFRS consolidated statements of the companies within the Eni group as included in the approved Consolidated financial statements and the statements of the parent company Eni SpA.

Financial and operating information by segment for the fourth quarter and the full year 2016 is provided in the following pages.

Exploration & Production

Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q.16			Full Year
2015	2016	2016	vs. IV Q.15	RESULTS	(€ million)	2015	2016	% Ch.

4,977	3,991	4,855	(2.5)	Net sales from operations		21,436	16,089	(24.9)
(4,696)	559	1,720	..	Operating profit (loss)		(959)	2,567	..
5,294	85	(320)		Exclusion of special items:		5,141	(73)
5,100		(789)		- impairments losses (impairment reversals), net		5,212	(684)
169				- impairment of exploration projects		169	7
(37)		(3)		- net gains on disposal of assets		(403)	(2)
	106	(1)		- risk provisions			105
(1)	1	19		- provision for redundancy incentives		15	24
(14)	4			- commodity derivatives		12	19
(51)	(27)	(1)		- exchange rate differences and derivatives		(59)	(3)
128	1	455		- other		195	461
598	644	1,400	..	Adjusted operating profit (loss)		4,182	2,494	(40.4)
(72)	(63)	123		Net financial income (expense) (a)		(272)	(55)
100	(46)	77		Net income (expense) from investments (a)		254	68
(599)	(548)	(741)		Income taxes (a)		(3,173)	(1,999)
95.7	102.4	46.3		Tax rate (%)		76.2	79.7
27	(13)	859	..	Adjusted net profit (loss)		991	508	(48.7)
				Results also include:
498	61	73	(85.3)	exploration expense:		871	374	(57.1)
53	45	45	(15.1)	- prospecting, geological and geophysical expenses		254	204	(19.7)
445	16	28	(93.7)	- write-off of unsuccessful wells (b)		617	170	(72.4)
2,201	1,874	1,871	(15.0)	Capital expenditure		9,980	8,254	(17.3)

				Production (c) (d)
998	864	906	(9.2)	Liquids (e)	(kbbl/d)	908	878	(3.3)
4,868	4,616	5,184	6.5	Natural gas	(mmcf/d)	4,681	4,807	2.3
1,884	1,710	1,856	(1.5)	Total hydrocarbons	(kboe/d)	1,760	1,759	(0.1)

				Average realizations
38.68	40.82	44.56	15.2	Liquids (e)	($/bbl)	46.30	39.18	(15.4)
4.06	3.14	3.50	(13.8)	Natural gas	($/kcf)	4.55	3.27	(28.2)
31.68	29.70	32.95	4.0	Total hydrocarbons	($/boe)	36.47	29.14	(20.1)
				Average oil market prices
43.69	45.85	49.46	13.2	Brent dated	($/bbl)	52.46	43.69	(16.7)
39.90	41.08	45.88	15.0	Brent dated	(€/bbl)	47.26	39.47	(16.5)
42.10	44.88	49.18	16.8	West Texas Intermediate	($/bbl)	48.72	43.20	(11.3)
2.11	2.85	3.01	42.7	Gas Henry Hub	($/mmbtu)	2.61	2.49	(4.6)

(a) Excluding special items

(b) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

(c) Supplementary operating data is provided on page 40.

(d) Includes Eni’s share of production of equity-accounted entities.

(e) Includes condensates.

Results

In the fourth quarter of 2016, the Exploration & Production segment reported an adjusted operating profit of €1,400 million, which doubled the performance of fourth quarter 2015 (up by €802 million). This result was driven by a better performance driven by cost efficiencies and optimizations (€0.7 billion) and, to a lesser extent, by an ongoing recovery in Brent prices (the Brent benchmark was up by 13.2%), which has yet to be fully reflected in gas prices which were down due to the time lags in oil-linked price formulas. The quarter recorded lower DD&A charges, which were due to lower capital expenditure (down by 15%) and the reduction in the carrying amounts of oil &gas properties following the material impairment losses booked last year (€5,100 million).

Special items of the operating profit resulted in a net gain of €320 million in the quarter (€73 million in the year). The main items were reversals of prior impairment losses at oil&gas properties for €1,440 million, driven by an upward revision to management’s long-term price assumption for the benchmark Brent to 70$ per barrel, up from the previous 65$ per barrel, adopted in the financial projections of the 2017-2020 industrial plan. These were absorbed by: (ii) impairment losses of gas properties driven by a lowered price outlook in Europe and other oil&gas properties due to contractual changes, reserves revision and a higher country risk (overall amount of €756 million); and (iii) other charges of €461 million mainly relating to the impairment of certain overdue receivables owed by National oil companies due to the expected outcome of ongoing negotiations to settle disputed amounts. The recognition of those receivables as deductible items for tax purposes resulted in the reversal of unused deferred tax liabilities of €380 million.

In the fourth quarter of 2016, the Exploration & Production segment reported an adjusted net profit of €859 million, up by €832 million y-o-y. The increase reflected a substantial improvement in operating profit and a lower tax rate (down by approximately 50 percentage points) due to an improved profitability that reduced the concentration of taxable profit in PSA contracts, which bear higher-than average rates of tax, and incidence of certain non-deductible expenses.

For the FY 2016, the Exploration & Production segment reported an adjusted operating profit of €2,494 million, down by 40.4% y-o-y. The €1,688 million decline mainly reflected a weaker commodity environment, with the marker Brent down by 16.7% and declining gas prices in Europe and the United States. Profit for the year was also negatively affected by the Val d’Agri shutdown, which lasted four and a half months. These effects were only partially offset by higher production in other areas and lower operating expenses and DD&A. This latter was due to lower capital expenditure and the reduction in the carrying amounts of oil&gas properties following the material impairment losses booked last year (€5,212 million).

For the FY2016, adjusted net profit amounted to €508 million, a decline of €483 million, or 48.7%, from 2015 mainly due to a lower operating performance.

For the FY2016, taxes paid represented approximately 32% of the cash flow from operating activities of the E&P segment before changes in working capital and income taxes paid.

Operating review

In the fourth quarter of 2016, Eni’s hydrocarbon production[11] was 1.856 million boe/d (1.759 million boe/d in the full year), 1.5% lower compared to the fourth quarter of 2015 (unchanged y-o-y). Performance for the year was affected by the production shutdown at Val d’Agri (as compared to the full year results), while y-o-y comparison was affected by the recognition in 2015 of cost recovery for past investments made in Iran. New fields’ start-ups and production ramp-ups at fields started up in 2015 (280 kboe/d) mainly in Angola, Egypt, Kazakhstan, Norway and Venezuela as well as increased production in Iraq (as compared for the full year) were partly offset by planned facilities downtime, mainly in the United Kingdom, and mature fields declines. The share of oil and natural gas produced outside Italy was 91% in the quarter and 92% for the full year (91% and 90% in the 2015 reporting periods, respectively).

Liquids production (906 kbbl/d) decreased by 9.2% from the fourth quarter of 2015. Planned facilities downtime and mature fields declines were partly offset by the start-ups and ramp-ups in Angola, Norway and Kazakhstan.

Natural gas production in the fourth quarter (5,184 mmcf/d) increased by 6.5% from the same period a year ago. Higher production in Angola, Egypt and Venezuela was partly offset by planned facilities downtime and mature field declines.

For the FY2016, liquids production (878 kbbl/d) decreased by 30 kbbl/d, or 3.3% from the full year 2015. Natural gas production (4,807 mmcf/d) increased by 126 mmcf/d, or 2.3%.

11 From January 1, 2016, as part of a regular reviewing procedure, Eni has updated the conversion rate of gas to 5,458 cubic feet of gas equals 1 barrel of oil (it was 5,492 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in boe for the fourth quarter and the full year 2016 was 5 kboe/d. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

OPL245 - Nigeria

On January 27, 2017, Eni’s subsidiary Nigerian Agip Exploration Ltd became aware of an Interim Order of Attachment (“Order”) issued by the Federal High Court, sitting in Abuja, attaching the property known as Oil Prospecting License 245 (“OPL 245”) jointly owned by Eni and Shell. The Order does not revoke the license but restricts temporarily Eni’s ability to dispose of and manage the property, pending the conclusion of the investigation into alleged corruption and money laundering in respect of the acquisition of the license by Eni and Shell in 2011. Eni and Shell promptly made an application to discharge the order. Management believes that the Company may possibly accede not only to jurisdictional remedies provided by Nigerian laws but also to arbitration remedies provided by international treaties for the protection of investments.

Based on the review of the matter performed by international law firms who have also examined the material and the information made available by the investigation authorities, no wrongdoing has been detected in the awarding process to Eni of the license.

Estimated net proved reserves

		Full year
		2015	2016	Var. %
Estimated net proved reserves (a)
Liquids	(mmbl)	3,559	3,398	(4.5)
Natural Gas	(bcf)	18,295	22,333	22.0
Hydrocarbons	(mmboe)	6,890	7,490	8.7
of which: Italy		465	354	(23.9)
Outside Italy		6,425	7,136	11.1
Estimated net proved developed reserves
Liquids	(mmbl)	2,148	2,233	4.0
Natural Gas	(bcf)	10,301	11,149	8.2
Hydrocarbons	(mmboe)	4,023	4,275	6.3

(a) Includes Eni’s share of proved reserves of equity-accounted entities.

Movements in Eni’s 2016 estimated proved reserves were as follows:

(mmboe)
Estimated net proved reserves at December 31, 2015		6,890
Extensions, discoveries and other additions, revisions of previous estimates and improved recovery		1,244
of which:
- Price effect		(76)
Portfolio
Production of the year		(644)
Estimated net proved reserves at December 31, 2016		7,490

Reserves replacement ratio, organic	(%)	193

In 2016, net additions to proved reserves pertaining to discoveries, extensions, improved recovery, revisions of previous estimates were 1,244 mmboe. These increases compared to production of the year yielded an organic reserve replacement ratio of 193%. Reserve additions were boosted by projects advancements and the FID taken at the Zohr project.

Additions were partly offset by downward revisions of 76 mmboe related to negative price effects, mainly driven by a lowered Brent price used in the reserves estimation process down to $42.8 per barrel in 2016 compared to $54 per barrel in 2015, under which certain reserves became uneconomical. This change was mitigated by higher cost entitlements in PSA contracts. The reserves life index was 11.6 years (10.7 years in 2015).

The company will provide additional details relating to its 2016 reserves activity in its regular annual filing with the Italian market Authorities and the US SEC.

Gas & Power

Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q.16			Full Year
2015	2016	2016	vs. IV Q.15	RESULTS	(€ million)	2015	2016	% Ch.

10,720	9,211	11,986	11.8	Net sales from operations		52,096	40,961	(21.4)
(894)	(325)	5	100.6	Operating profit (loss)		(1,258)	(391)	68.9
96	(12)	(56)		Exclusion of inventory holding (gains) losses		132	90
816	(37)	(21)		Exclusion of special items:		1,000	(89)
137		81		- impairments losses (impairment reversals), net		152	81
	1			- net gains on disposal of assets
		1		- environmental charges			1
132		17		- risk provisions		226	17
132		17		- of which provision on retail credits on invoices to be issued		226	17
(1)		3		- provision for redundancy incentives		6	4
144	(34)	(265)		- commodity derivatives		90	(443)
7	(12)	33		- exchange rate differences and derivatives		(9)	(19)
397	8	109		- other		535	270
18	(374)	(72)	..	Adjusted operating profit (loss)		(126)	(390)	..
5	3	(1)		Net finance income (expense) (a)		11	6
5	(10)	(8)		Net income (expense) from investments (a)		(2)	(20)
(64)	79	50		Income taxes (a)		(51)	74
(36)	(302)	(31)	13.9	Adjusted net profit (loss)		(168)	(330)	..
74	23	53	(28.4)	Capital expenditure		154	120	(22.1)
				Natural gas sales (b)	(bcm)
9.51	8.76	10.25	7.8	Italy		38.44	38.43	(0.0)
12.87	11.25	13.42	4.3	International sales		52.44	50.50	(3.7)
10.36	9.07	11.42	10.2	- Rest of Europe		42.89	42.43	(1.1)
1.66	1.45	1.59	(4.2)	- Extra European markets		6.39	5.45	(14.7)
0.85	0.73	0.41	(51.8)	- E&P sales in Europe and in the Gulf of Mexico		3.16	2.62	(17.1)
22.38	20.01	23.67	5.76	Worldwide gas sales		90.88	88.93	(2.1)
				of which:
20.77	18.63	22.35	7.6	- Sales of consolidated subsidiaries		84.94	83.34	(1.9)
0.76	0.65	0.91	19.7	- Eni's share of sales of natural gas of affiliates		2.78	2.97	6.8
0.85	0.73	0.41	(51.8)	- E&P sales in Europe and in the Gulf of Mexico		3.16	2.62	(17.1)
9.06	9.17	9.79	8.1	Electricity sales	(TWh)	34.88	37.05	6.2

(a) Excluding special items.

(b) Supplementary operating data is provided on page 41.

Results

In the fourth quarter of 2016, the Gas & Power segment reported an adjusted operating loss of €72 million, down by €90 million compared to the fourth quarter of 2015. This trend reflected the impact of a negative trading environment, particularly in the LNG business, and lower non-recurring gains and higher operating expenses, partly offset by a better performance of the trading activities.

Adjusted operating loss for the quarter excluded a profit on stock of €56 million (a loss of €90 million in the full year 2016) and net special gains of €21 million (€89 million in the full year 2016). Special gains comprised the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (gains of €265 million and €443 million in the two reporting periods, respectively). Furthermore, they included a downward revision of revenues accrued on the sale of gas and power for past reporting periods, resulting from the restructuring plan launched in 2015 (€161 million in the full year), the impairment loss of certain assets due to the increased country risk and the weakness of the gas scenario (a total amount of €81 million in the two reporting periods). Adjusted operating result of the period include the positive balance of €33 million in the quarter (a negative balance of €19 million in the full year) of exchange rate differences and derivatives which management consider to be part of the adjusted operating performance, in spite of their recognition as part of the finance income or expense.

In the quarter, adjusted net loss amounted to €31 million, compared to an adjusted net loss of €36 million reported in the same period of the previous year.

In the full year 2016, the Gas & Power segment reported an adjusted operating loss of €390 million, down by €264 million y-o-y. This reflected lower margins on LNG sales and higher one-off benefits from contracts renegotiations reported in 2015, partly offset by logistics costs optimizations and better performance in trading activities. The retail segment reported lower results due to unusual winter weather conditions.

In the full year, the Gas & Power segment reported an adjusted net loss of €330 million due to the reduction of operating performance.

Operating review

In the fourth quarter of 2016, Eni’s natural gas sales were 23.67 bcm, up by 1.29 bcm, or 5.8% compared to the fourth quarter of 2015. Sales in Italy increased by 7.8% to 10.25 bcm driven by higher spot sales. Sales in the European markets amounted to 10.27 bcm, up by 11.8%, mainly in Germany/Austria and France thanks to a better performance of the wholesale segment (benefitting also from nuclear shutdowns in France).

In the quarter, sales to the Extra European markets decreased by 4.2% due to lower LNG volumes marketed in the Far East, due to expiration of certain supply contracts to customers in that region.

Sales of natural gas in the full year 2016, amounted to 88.93 bcm (included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico) reporting a decrease of 1.95 bcm or 2.1% from the full year 2015. Sales in Italy barely unchanged (38.43 bcm) from the full year 2015. Lower volumes sold, particularly in residential and wholesale segments were offset by higher spot volumes.

Sales in the European markets amounted to 38.06 bcm, broadly unchanged from last year.

Electricity sales were 9.79 TWh in the fourth quarter of 2016, up by 8.1%, from the corresponding period of 2015 (37.05 TWh, up by 6.2% in the full year 2016) mainly due to higher volumes traded on the wholesale segment.

Refining & Marketing and Chemicals

Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q.16			Full Year
2015	2016	2016	vs. IV Q.15	RESULTS	(€ million)	2015	2016	% Ch.

4,878	4,910	5,125	5.1	Net sales from operations		22,639	18,733	(17.3)
(1,530)	192	168	..	Operating profit (loss)		(1,567)	723	..
567	(73)	(181)		Exclusion of inventory holding (gains) losses		877	(406)
1,097	56	88		Exclusion of special items:		1,385	266
25	19	18		- environmental charges		137	104
1,055	30	40		- impairments losses (impairment reversals), net		1,150	104
	(1)	(3)		- net gains on disposal of assets		(8)	(8)
2	1	27		- risk provisions		(5)	28
7	1	7		- provision for redundancy incentives		8	12
11	(3)	(14)		- commodity derivatives		68	(3)
(6)	1	5		- exchange rate differences and derivatives		5	3
3	8	8		- other		30	26
134	175	75	(44.0)	Adjusted operating profit (loss)		695	583	(16.1)
93	100	68	(26.9)	- Refining & Marketing		387	278	(28.2)
41	75	7	(82.9)	- Chemicals		308	305	(1.0)
(1)		1		Net finance income (expense) (a)		(2)	1
31	3	9		Net income (expense) from investments (a)		69	32
(78)	(57)	(35)		Income taxes (a)		(250)	(197)
47.6	32	41.2		Tax rate (%)		32.8	32
86	121	50	(41.9)	Adjusted net profit (loss)		512	419	(18.2)
242	149	303	25.2	Capital expenditure		628	664	5.7
				Global indicator refining margin
6.6	3.3	4.7	(28.8)	Standard Eni Refining Margin (SERM) (b)	($/bbl)	8.3	4.2	(49.4)
				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.71	5.76	5.38	(5.8)	Refining throughputs in Italy		23.10	21.88	(5.3)
6.40	6.46	5.97	(6.7)	Refining throughputs on own account		26.41	24.52	(7.2)
5.65	5.71	5.22	(7.6)	- Italy		22.72	21.61	(4.9)
0.75	0.75	0.75		- Rest of Europe		3.69	2.91	(21.1)
0.06	0.06	0.06		Green refining throughputs		0.20	0.21	5.0
2.19	2.30	2.08	(5.0)	Retail sales in Europe		8.89	8.59	(3.4)
1.51	1.59	1.47	(2.6)	- Italy		5.96	5.93	(0.5)
0.68	0.71	0.61	(10.3)	- Rest of Europe		2.93	2.66	(9.2)
2.86	3.06	2.92	2.1	Wholesale sales in Europe		11.67	11.34	(2.8)
1.99	2.23	2.08	4.5	- Italy		7.84	8.16	4.1
0.87	0.83	0.84	(3.4)	- Rest of Europe		3.83	3.18	(17.0)
0.11	0.12	0.11		Wholesale sales outside Europe		0.43	0.43
1,435	1,412	1,336	(6.9)	Production of petrochemical products	(ktonnes)	5,700	5,646	(0.9)
1,107	1,012	1,082	(2.3)	Sales of petrochemical products	(€ million)	4,717	4,196	(11.0)

(a) Excluding special items.

(b) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

Results

In the fourth quarter of 2016, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €75 million, down by €59 million y-o-y (or 44%).

The Refining & Marketing segment reported an adjusted operating profit of €68 million, down by €25 million, or 26.9% compared to the fourth quarter of 2015. This decline was driven by an unfavorable margin scenario (the Eni’s standard refining margin - SERM – was down by 28.8% to 4.7 $/bl in the fourth quarter of 2016), a planned shutdown of the Livorno refinery for extensive maintenance and the shutdown of EST plant at the Sannazzaro refinery due to the accident occurred at the beginning of December 2016. Moreover, marketing recorded lower results reflecting weaker margins due to stronger competitive pressure and asset disposals in Slovenia and Hungary.

These negatives were partly offset by improved plant optimization and efficiency. The refining breakeven margin improved to 4.2 $/bl on a yearly basis, better than the planned target of 4.5 $/bl.

The Chemical business reported an adjusted operating profit of €7 million, declining by €34 million y-o-y (down by 82.9%) due to an unfavorable trading environment, which hit commodity margins.

Sales volumes declined by approximately 3.9% due to weak demand, competitive pressure and lower products availability following unplanned shutdowns.

Special charges excluded from adjusted operating profit of the fourth quarter of 2016 amounted to a net positive of €88 million (€266 million in the full year 2016).

This included impairment losses to write down capital expenditure of the period at assets impaired in previous reporting periods (€40 million and €104 million in the fourth quarter and the full year, respectively), environmental charges (€18 million and €104 million in the two reporting periods, respectively) as well as fair-value evaluation of certain commodity derivatives (gains of €14 million in the quarter and of €3 million in the full year) lacking the formal criteria to be accounted as hedges under IFRS. Furthermore, special charges included the write-off of the EST conversion plant, at Sannazzaro Refinery, which was damaged by the accident occurred in December 2016, and the environmental provision for decommissioning (a total amount of €217 million), partially offset by an insurance compensation income (€122 million).

Adjusted net profit of the fourth quarter of 2016 declined by €36 million to €50 million y-o-y due to the worsening operating performance.

In the full year 2016, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €583 million, declining by €112 million y-o-y. Adjusted net profit of €419 million was down by €93 million for the same drivers disclosed in the quarterly disclosure.

Operating review

In the fourth quarter of 2016, the Standard Eni Refining Margin (SERM) decreased by 28.8% to 4.7 $/bl, compared to 6.6 $/bl reported in the same quarter of 2015. For the FY2016, it averaged 4.2$/bl down by 49.4%, compared to 8.3 $/bl reported in the full year 2015). Those trends reflected weaker spreads of gasoil and gasoline, against the backdrop of structural oversupply and strong competition in Europe.

In the fourth quarter 2016, Eni refining throughputs amounted to 5.97 mmtonnes, down by 6.7% mainly due to a planned, extensive shutdown at the Livorno refinery. Refining throughputs in the full year of 2016 were 24.52 mmtonnes, declining by 7.2%. On a homogeneous basis, when excluding the impact of the disposal of CRC refinery in the Czech Republic finalized on April 30, 2015, refining throughputs were down by 4.5%, due to higher incidence of scheduled maintenance activities compared to 2015.

In the full year 2016, volumes of biofuels produced at the Venice Green Refinery increased by 5% from 2015.

Retail sales in Italy of 1.47 mmtonnes in the fourth quarter (5.93 mmtonnes in the full year) decreased by a small amount from both the comparative periods, in a trading environment characterized by intense competition. Eni’s retail market share was 24.4% (24.3% in the fourth quarter of 2015).

Wholesale sales in Italy amounted to 2.08 mmtonnes in the fourth quarter of 2016, up by 4.5% compared to the corresponding period of 2015 (8.16 mmtonnes in the full year 2016, up by 4.1% y-o-y). Higher volumes of jet fuels, gasoil and gasoline, driven by an improved demand, were offset by lower sales of bitumen and bunker.

Retail and wholesale sales in the rest of Europe decreased in both the reporting periods compared to the same periods of the previous year mainly due to the assets disposal in the Czech Republic and Slovakia finalized in July 2015 as well as in Slovenia and Hungary in the second half of 2016. These negatives were partially offset by higher volumes traded in France in both the business segments and in Spain in the wholesale segment.

Petrochemical production of 1.336 mmtonnes decreased by 6.9% in the third quarter of 2016 reflecting unplanned shutdowns. In the full year 2016, production decreased by 0.9%.

Summarized Group profit and loss account

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q.16		Full Year
2015	2016	2016	vs. IV Q.15		2015	2016	% Ch.
15,066	13,195	15,807	4.9	Net sales from operations	72,286	55,762	(22.9)
347	82	347	..	Other income and revenues	1,252	931	(25.6)
(13,122)	(11,067)	(13,087)	0.3	Operating expenses	(59,967)	(47,118)	21.4
(105)	(79)	94	..	Other operating income (expense)	(485)	16	..
(2,086)	(1,889)	(1,965)	5.8	Depreciation, depletion and amortization	(8,940)	(7,559)	15.4
(6,302)	(33)	656	..	Impairments losses (impairments reversals), net	(6,534)	475	..
(497)	(17)	(212)	57.3	Write-off	(688)	(350)	49.1
(6,699)	192	1,640	..	Operating profit (loss)	(3,076)	2,157	..
(500)	(273)	(324)	35.2	Finance income (expense)	(1,306)	(885)	32.2
(391)	(178)	(280)	..	Income (expense) from investments	105	(380)	..
(7,590)	(259)	1,036	..	Profit (loss) before income taxes	(4,277)	892	..
(565)	(302)	(695)	(23.0)	Income taxes	(3,122)	(1,936)	38.0
..	..	67.1		Tax rate (%)	..	..
(8,155)	(561)	341	..	Net profit (loss) - continuing operations	(7,399)	(1,044)	..
(669)			..	Net profit (loss) - discontinued operations	(1,974)	(413)	79.1
(8,824)	(561)	341	..	Net profit (loss)	(9,373)	(1,457)	..
(8,723)	(562)	340	..	Eni's shareholders	(8,778)	(1,464)	..
(8,454)	(562)	340	..	- continuing operations	(7,952)	(1,051)	..
(269)			..	- discontinued operations	(826)	(413)	50.0
(101)	1	1	..	Non-controlling interest	(595)	7	..
299	1	1	(99.7)	- continuing operations	553	7	(98.7)
(400)				- discontinued operations	(1,148)		..
(8,454)	(562)	340	..	Net profit (loss) attributable to Eni's shareholders - continuing operations	(7,952)	(1,051)	..
409	(59)	(162)		Exclusion of inventory holding (gains) losses	782	(120)
7,961	137	281		Exclusion of special items	8,487	831
(84)	(484)	459	..	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations (a)	1,317	(340)	..
(217)				Reinstatement of intercompany transactions vs. discontinued operations	(514)
(301)	(484)	459	..	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis (a)	803	(340)	..

(a) Alternative preformance measures. For a detailed explanation and reconciliation of adjusted results which exclude as usual the items “profit/loss on stock” and extraordinary gains and losses (special items), while they reinstate the effects relating the elimination of gains and losses on intercompany transactions with discontinued operations see the following pages.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis

Considering the relevant impact of the discontinued operations on Eni’s 2015 financial statements, management determines adjusted performance measures on a standalone basis which exclude as usual the items “profit/loss on stock” and extraordinary gains and losses (special items), while they reinstate the effects relating to the elimination of gains and losses on intercompany transactions with the Engineering & Construction segment which, as of December 31, 2015, was in the disposal phase, represented as discontinued operations under the IFRS5. These measures obtain a representation of the performance of the continuing operations anticipating the effect of the derecognition of the discontinued operations. Namely: adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the

Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations.

Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

(€ million)
Full Year 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	2,567	(391)	723	(681)	(61)	2,157		2,157
Exclusion of inventory holding (gains) losses		90	(406)		141	(175)		(175)
Exclusion of special items:
environmental charges		1	104	88		193		193
impairments losses (impairment reversals), net	(684)	81	104	40		(459)		(459)
impairment of exploration projects	7					7		7
net gains on disposal of assets	(2)		(8)			(10)		(10)
risk provisions	105	17	28	1		151		151
provision for redundancy incentives	24	4	12	7		47		47
commodity derivatives	19	(443)	(3)			(427)		(427)
exchange rate differences and derivatives	(3)	(19)	3			(19)		(19)
other	461	270	26	93		850		850
Special items of operating profit (loss)	(73)	(89)	266	229		333		333
Adjusted operating profit (loss)	2,494	(390)	583	(452)	80	2,315		2,315
Net finance (expense) income (a)	(55)	6	1	(721)		(769)		(769)
Net income (expense) from investments (a)	68	(20)	32	(6)		74		74
Income taxes (a)	(1,999)	74	(197)	188	(19)	(1,953)		(1,953)
Tax rate (%)	79.7	..	32.0			120.6		120.6
Adjusted net profit (loss)	508	(330)	419	(991)	61	(333)		(333)
of which:
- Adjusted net profit (loss) of non-controlling interest						7		7
- Adjusted net profit (loss) attributable to Eni's shareholders						(340)		(340)

Reported net profit (loss) attributable to Eni's shareholders						(1,464)	413	(1,051)
Exclusion of inventory holding (gains) losses						(120)		(120)
Exclusion of special items						1,244	(413)	831
Adjusted net profit (loss) attributable to Eni's shareholders						(340)		(340)

(a) Excluding special items.

(€ million)
Full Year 2015								DISCONTINUED OPERATIONS
	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS – on standalone basis
Reported operating profit (loss)	(959)	(1,258)	(1,567)	(497)	(694)	(23)	(4,998)	694	1,228	1,922	(3,076)		(4,304)
Exclusion of inventory holding (gains) losses		132	877			127	1,136				1,136		1,136
Exclusion of special items:
environmental charges			137	88			225				225		225
impairments losses (impairment reversals), net	5,212	152	1,150	20	590		7,124	(590)		(590)	6,534		6,534
impairment of exploration projects	169						169				169		169
net gains on disposal of assets	(403)		(8)	4	1		(406)	(1)		(1)	(407)		(407)
risk provisions		226	(5)	(10)			211				211		211
provision for redundancy incentives	15	6	8	1	12		42	(12)		(12)	30		30
commodity derivatives	12	90	68		(6)		164	6	(6)		164		170
exchange rate differences and derivatives	(59)	(9)	5				(63)				(63)		(63)
other	195	535	30	25			785				785		785
Special items of operating profit (loss)	5,141	1,000	1,385	128	597		8,251	(597)	(6)	(603)	7,648		7,654
Adjusted operating profit (loss)	4,182	(126)	695	(369)	(97)	104	4,389	97	1,222	1,319	5,708	(1,222)	4,486
Net finance (expense) income (a)	(272)	11	(2)	(686)	(5)		(954)	5	24	29	(925)	(24)	(949)
Net income (expense) from investments (a)	254	(2)	69	285	17		623	(17)		(17)	606		606
Income taxes (a)	(3,173)	(51)	(250)	107	(212)	(47)	(3,626)	212	(53)	159	(3,467)	53	(3,414)
Tax rate (%)	76.2	..	32.8				89.4				64.3		82.4
Adjusted net profit (loss)	991	(168)	512	(663)	(297)	57	432	297	1,193	1,490	1,922	(1,193)	729
of which:
- Adjusted net profit (loss) of non-controlling interest							(243)			848	605	(679)	(74)
- Adjusted net profit (loss) attributable to Eni's shareholders							675			642	1,317	(514)	803
Reported net profit (loss) attributable to Eni's shareholders							(8,778)			826	(7,952)		(7,952)
Exclusion of inventory holding (gains) losses							782				782		782
Exclusion of special items							8,671			(184)	8,487		8,487
Reinstatement of intercompany transactions vs. discontinued operations													(514)
Adjusted net profit (loss) attributable to Eni's shareholders							675			642	1,317		803

(a) Excluding special items.

(€ million)
Fourth Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,720	5	168	(254)	1	1,640
Exclusion of inventory holding (gains) losses		(56)	(181)			(237)
Exclusion of special items:
environmental charges		1	18	9		28
impairments losses (impairment reversals), net	(789)	81	40	28		(640)
net gains on disposal of assets	(3)		(3)			(6)
risk provisions	(1)	17	27			43
provision for redundancy incentives	19	3	7	4		33
commodity derivatives		(265)	(14)			(279)
exchange rate differences and derivatives	(1)	33	5			37
other	455	109	8	95		667
Special items of operating profit (loss)	(320)	(21)	88	136		(117)
Adjusted operating profit (loss)	1,400	(72)	75	(118)	1	1,286
Net finance (expense) income (a)	123	(1)	1	(391)		(268)
Net income (expense) from investments (a)	77	(8)	9	4		82
Income taxes (a)	(741)	50	(35)	81	5	(640)
Tax rate (%)	46.3	..	41.2			58.2
Adjusted net profit (loss)	859	(31)	50	(424)	6	460
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						459

Reported net profit (loss) attributable to Eni's shareholders						340
Exclusion of inventory holding (gains) losses						(162)
Exclusion of special items						281
Adjusted net profit (loss) attributable to Eni's shareholders						459

(a) Excluding special items.

(€ million)
Fourth Quarter 2015								DISCONTINUED OPERATIONS
	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS – on standalone basis
Reported operating profit (loss)	(4,696)	(894)	(1,530)	(149)	(59)	57	(7,271)	59	513	572	(6,699)	513	(7,212)
Exclusion of inventory holding (gains) losses		96	567			(72)	591				591		591
Exclusion of special items:
environmental charges			25	24			49				49		49
impairments losses (impairment reversals), net	5,100	137	1,055	10	379		6,681	(379)		(379)	6,302		6,302
impairment of exploration projects	169						169				169		169
net gains on disposal of assets	(37)			6			(31)				(31)		(31)
risk provisions		132	2	(1)			133				133		133
provision for redundancy incentives	(1)	(1)	7	1	8		14	(8)		(8)	6		6
commodity derivatives	(14)	144	11				141				141		141
exchange rate differences and derivatives	(51)	7	(6)				(50)				(50)		(50)
other	128	397	3	8	7		543	(7)		(7)	536		536
Special items of operating profit (loss)	5,294	816	1,097	48	394		7,649	(394)		(394)	7,255		7,255
Adjusted operating profit (loss)	598	18	134	(101)	335	(15)	969	(335)	513	178	1,147	(513)	634
Net finance (expense) income (a)	(72)	5	(1)	(240)	(1)		(309)	1	2	3	(306)	(2)	(308)
Net income (expense) from investments (a)	100	5	31	(6)	37		167	(37)		(37)	130		130
Income taxes (a)	(599)	(64)	(78)	(12)	(136)	(15)	(904)	136	(12)	124	(780)	12	(768)
Tax rate (%)	95.7	..	47.6				109.3				80.3		168.4
Adjusted net profit (loss)	27	(36)	86	(359)	235	(30)	(77)	(235)	503	268	191	(503)	(312)
of which:
- Adjusted net profit (loss) of non-controlling interest							123			152	275	(286)	(11)
- Adjusted net profit (loss) attributable to Eni's shareholders							(200)			116	(84)	(217)	(301)
Reported net profit (loss) attributable to Eni's shareholders							(8,723)			269	(8,454)		(8,454)
Exclusion of inventory holding (gains) losses							409				409		409
Exclusion of special items							8,114			(153)	7,961		7,961
Reinstatement of intercompany transactions vs. discontinued operations													(217)
Adjusted net profit (loss) attributable to Eni's shareholders							(200)			116	(84)		(301)

(a) Excluding special items.

(€ million)
Third Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	559	(325)	192	(167)	(67)	192
Exclusion of inventory holding (gains) losses		(12)	(73)		(2)	(87)
Exclusion of special items:
environmental charges			19	45		64
impairments losses (impairment reversals), net			30	3		33
net gains on disposal of assets		1	(1)
risk provisions	106		1			107
provision for redundancy incentives	1		1	1		3
commodity derivatives	4	(34)	(3)			(33)
exchange rate differences and derivatives	(27)	(12)	1			(38)
other	1	8	8			17
Special items of operating profit (loss)	85	(37)	56	49		153
Adjusted operating profit (loss)	644	(374)	175	(118)	(69)	258
Net finance (expense) income (a)	(63)	3		(175)		(235)
Net income (expense) from investments (a)	(46)	(10)	3	(13)		(66)
Income taxes (a)	(548)	79	(57)	64	22	(440)
Tax rate (%)	102.4	..	32.0			(1,023.3)
Adjusted net profit (loss)	(13)	(302)	121	(242)	(47)	(483)
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						(484)

Reported net profit (loss) attributable to Eni's shareholders						(562)
Exclusion of inventory holding (gains) losses						(59)
Exclusion of special items						137
Adjusted net profit (loss) attributable to Eni's shareholders						(484)

(a) Excluding special items.

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
4,444	1,325	3,248	Net cash provided by operating activities - continuing operations	12,875	7,673
(480)			Reinstatement of intercompany transactions vs. discontinued operations	(720)
3,964	1,325	3,248	Net cash provided by operating activities on standalone basis	12,155	7,673

Breakdown of special items12

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
49	64	28	Environmental charges	225	193
6,681	33	(640)	Impairments losses (impairment reversals), net	7,124	(459)
169			Impairment of exploration projects	169	7
(31)		(6)	Net gains on disposal of assets	(406)	(10)
133	107	43	Risk provisions	211	151
14	3	33	Provisions for redundancy incentives	42	47
141	(33)	(279)	Commodity derivatives	164	(427)
(50)	(38)	37	Exchange rate differences and derivatives	(63)	(19)
543	17	667	Other	785	850
7,649	153	(117)	Special items of operating profit (loss)	8,251	333
205	38	56	Net finance (income) expense	292	166
			of which:
50	38	(37)	- exchange rate differences and derivatives reclassified to operating profit (loss)	63	19
521	112	362	Net income (expense) from investments	488	817
			of which:
	(45)	(5)	- gains on disposal of assets	(33)	(57)
506	108	415	- impairments/revaluation of equity investments	506	896
(36)	(166)	(20)	Income taxes	(7)	(72)
			of which:
880	(101)	122	- net impairment of deferred tax assets of Italian subsidiaries	880	170
860		6	- net impairment of deferred tax assets of upstream business outside Italy	860	6
(1,776)	(65)	(148)	- taxes on special items of operating profit (outside Italy) and other special items	(1,747)	(248)
8,339	137	281	Total special items of net profit (loss)	9,024	1,244

			Attributable to:
225			- Non-controlling interest	353
8,114	137	281	- Eni's shareholders	8,671	1,244

Analysis of Profit and Loss account items of continuing operations

Net sales from operations

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. Iv Q.16		Full Year
2015	2016	2016	vs. IV Q.15		2015	2016	% Ch.
4,977	3,991	4,855	(2.5)	Exploration & Production	21,436	16,089	(24.9)
10,720	9,211	11,986	11.8	Gas & Power	52,096	40,961	(21.4)
4,878	4,910	5,125	5.1	Refining & Marketing and Chemicals	22,639	18,733	(17.3)
3,875	3,989	4,141	6.9	- Refining & Marketing	18,458	14,932	(19.1)
1,107	1,012	1,082	(2.3)	- Chemicals	4,717	4,196	(11.0)
(104)	(91)	(98)		- Consolidation adjustment	(536)	(395)
391	323	391		Corporate and other activities	1,468	1,343	(8.5)
(206)				Impact of unrealized intragroup profit elimination
(5,694)	(5,240)	(6,550)		Consolidation adjustments	(25,353)	(21,364)
15,066	13,195	15,807	4.9		72,286	55,762	(22.9)

12 For details on asset impairments (reversals) see the sequent page.

Operating expenses

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. Iv Q.16		Full Year
2015	2016	2016	vs. IV Q.15		2015	2016	% Ch.
12,390	10,358	12,346	(0.4)	Purchases, services and other	56,848	44,124	(22.4)
182	171	87		of which: - other special items	436	360
732	709	741	1.2	Payroll and related costs	3,119	2,994	(4.0)
17	14	33		of which: - provision for redundancy incentives and other	41	47
13,122	11,067	13,087	(0.3)		59,967	47,118	(21.4)

DD&A, impairments, reversals and write-off

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. Iv Q.16		Full Year
2015	2016	2016	vs. IV Q.15		2015	2016	% Ch.
1,867	1,692	1,757	(5.9)	Exploration & Production	8,080	6,772	(16.2)
97	88	92	(5.2)	Gas & Power	363	354	(2.5)
114	98	106	(7.0)	Refining & Marketing and Chemicals	454	389	(14.3)
87	89	95	9.2	- Refining & Marketing	346	359	3.8
27	9	11	(59.3)	- Chemicals	108	30	(72.2)
15	18	17	13.3	Corporate and other activities	71	72	1.4
(7)	(7)	(7)		Impact of unrealized intragroup profit elimination	(28)	(28)
2,086	1,889	1,965	(5.8)	Total depreciation, depletion and amortization	8,940	7,559	(15.4)
6,302	33	(656)	..	Impairment losses (impairment reversals), net	6,534	(475)	..
8,388	1,922	1,309	(84.4)	Depreciation, depletion, amortization, impairments and reversal	15,474	7,084	(54.2)
497	17	212	..	Write-off	688	350	(49.1)
8,885	1,939	1,521	(82.9)		16,162	7,434	(54.0)

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
6,142	33	849	Asset impairment	6,376	1,067
161			Goodwill impairment	161
(1)		(1,505)	Impairment reversals	(3)	(1,542)
6,302	33	(656)	Sub totale	6,534	(475)
		16	Impairment of losses on receivables related to non recurring activities		16
6,302	33	(640)	Impairments losses (impairment reversals), net	6,534	(459)

Income (expense) from investments

(€ million)
Full Year 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	(198)	19	(3)	(144)	(326)
Dividends	88		48	7	143
Net gains on disposal	7		11	(32)	(14)
Other income (expense), net	(63)	(84)	(14)	(22)	(183)
	(166)	(65)	42	(191)	(380)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings - which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)
	Dec. 31, 2015	Sept. 30, 2016	Dec. 31, 2016	Change vs. Dec. 31, 2015	Change vs. Sept. 30, 2016
Total debt	27,793	27,579	27,239	(554)	(340)
Short-term debt	8,396	4,694	6,675	(1,721)	1,981
Long-term debt	19,397	22,885	20,564	1,167	(2,321)
Cash and cash equivalents	(5,209)	(4,802)	(5,674)	(465)	(872)
Securities held for trading and other securities held for non-operating purposes	(5,028)	(6,321)	(6,404)	(1,376)	(83)
Financing receivables held for non-operating purposes	(685)	(448)	(385)	300	63
Net borrowings	16,871	16,008	14,776	(2,095)	(1,232)
Shareholders' equity including non-controlling interest	57,409	50,144	53,086	(4,323)	2,942
Leverage	0.29	0.32	0.28	(0.01)	(0.04)

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on December 31, 2016

(€ million)
Issuing entity	Amount at Dec. 31, 2016 (a)
Eni SpA	3,622
Eni Finance International SA	102
3,724

(a) Amounts include interest accrued and discount on issue.

Bonds issued in 2016 (guaranteed by Eni Spa)

Issuing entity	Nominal amount	Currency	Amount at Dec. 31, 2016 (a)	Maturity	Rate	%
	(million)		(€ million)

Eni SpA	900	EUR	893	2024	fixed	0.625
Eni SpA	800	EUR	797	2028	fixed	1.625
Eni SpA	700	EUR	700	2022	fixed	0.750
Eni SpA	600	EUR	594	2028	fixed	1.125
Eni SpA	400	EUR	383	2022		convertible
	3,400		3,367

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(€ million)
Jan. 1, 2015		Dec. 31, 2015	Sept. 30, 2016	Dec. 31, 2016
	ASSETS
	Current assets
6,614	Cash and cash equivalents	5,209	4,802	5,674
5,024	Other financial activities held for trading	5,028	5,968	6,166
257	Other financial assets available for sale	282	353	238
28,601	Trade and other receivables	21,640	18,860	17,593
7,555	Inventories	4,579	4,558	4,637
762	Current tax assets	360	381	383
1,209	Other current tax assets	630	434	689
4,385	Other current assets	3,642	2,118	2,591
54,407		41,370	37,474	37,971
	Non-current assets
75,991	Property, plant and equipment	68,005	67,882	70,793
1,581	Inventory - compulsory stock	909	1,044	1,184
4,420	Intangible assets	3,034	2,835	3,269
3,172	Equity-accounted investments	2,853	4,157	4,040
2,015	Other investments	660	285	276
1,042	Other financial assets	1,026	1,006	1,860
4,509	Deferred tax assets	3,853	3,683	3,790
2,773	Other non-current assets	1,758	1,609	1,348
95,503		82,098	82,501	86,560
456	Discontinued operations and assets held for sale	15,533	13	14
150,366	TOTAL ASSETS	139,001	119,988	124,545

	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,716	Short-term debt	5,720	3,918	3,396
3,859	Current portion of long-term debt	2,676	776	3,279
23,703	Trade and other payables	14,942	14,581	16,703
534	Income taxes payable	431	361	426
1,873	Other taxes payable	1,454	1,473	1,293
4,489	Other current liabilities	4,712	2,480	2,599
37,174		29,935	23,589	27,696
	Non-current liabilities
19,316	Long-term debt	19,397	22,885	20,564
15,882	Provisions for contingencies	15,375	14,127	13,896
1,313	Provisions for employee benefits	1,123	1,018	868
8,590	Deferred tax liabilities	7,425	6,510	6,667
2,285	Other non-current liabilities	1,852	1,713	1,768
47,386		45,172	46,253	43,763
165	Liabilities directly associated with discontinued operations and assets held for sale	6,485	2
84,725	TOTAL LIABILITIES	81,592	69,844	71,459

	SHAREHOLDERS' EQUITY

2,455	Non-controlling interest	1,916	48	49
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005	4,005
(284)	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(474)	(110)	189
60,763	Other reserves	62,761	50,026	52,329
(581)	Treasury shares	(581)	(581)	(581)
(2,020)	Interim dividend	(1,440)	(1,440)	(1,441)
1,303	Net profit (loss)	(8,778)	(1,804)	(1,464)
63,186	Total Eni shareholders' equity	55,493	50,096	53,037
65,641	TOTAL SHAREHOLDERS' EQUITY	57,409	50,144	53,086
150,366	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	139,001	119,988	124,545

GROUP PROFIT AND LOSS ACCOUNT

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
			REVENUES
15,066	13,195	15,807	Net sales from operations	72,286	55,762
347	82	347	Other income and revenues	1,252	931
15,413	13,277	16,154	Total revenues	73,538	56,693

			OPERATING EXPENSES
12,390	10,358	12,346	Purchases, services and other	56,848	44,124
732	709	741	Payroll and related costs	3,119	2,994
(105)	(79)	94	OTHER OPERATING (EXPENSE) INCOME	(485)	16
2,086	1,889	1,965	DEPRECIATION, DEPLETION AND AMORTIZATION	8,940	7,559
6,302	33	(656)	IMPAIRMENT LOSSES (IMPAIRMENT REVERSALS), NET	6,534	(475)
497	17	212	WRITE-OFF	688	350
(6,699)	192	1,640	OPERATING PROFIT (LOSS)	(3,076)	2,157
			FINANCE INCOME (EXPENSE)
1,523	762	1,898	Finance income	8,635	5,850
(1,991)	(892)	(1,920)	Finance expense	(10,104)	(6,232)
(9)	(36)	68	Income (expense) from other financial activities held for trading	3	(21)
(23)	(107)	(370)	Derivative financial instruments	160	(482)
(500)	(273)	(324)		(1,306)	(885)

			INCOME (EXPENSE) FROM INVESTMENTS
(460)	(208)	(199)	Share of profit (loss) of equity-accounted investments	(471)	(326)
69	30	(81)	Other gain (loss) from investments	576	(54)
(391)	(178)	(280)		105	(380)
(7,590)	(259)	1,036	PROFIT (LOSS) BEFORE INCOME TAXES	(4,277)	892
(565)	(302)	(695)	Income taxes	(3,122)	(1,936)
(8,155)	(561)	341	Net profit (loss) - continuing operations	(7,399)	(1,044)
(669)			Net profit (loss) - discontinued operations	(1,974)	(413)
(8,824)	(561)	341	Net profit (loss)	(9,373)	(1,457)
			Eni's shareholders:
(8,454)	(562)	340	- continuing operations	(7,952)	(1,051)
(269)			- discontinued operations	(826)	(413)
(8,723)	(562)	340		(8,778)	(1,464)
			Non controlling interest
299	1	1	- continuing operations	553	7
(400)			- discontinued operations	(1,148)
(101)	1	1		(595)	7
			Net profit (loss) per share attributable to Eni's shareholders (€ per share)
(2.42)	(0.16)	0.09	- basic	(2.44)	(0.41)
(2.42)	(0.16)	0.09	- diluted	(2.44)	(0.41)
			Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
(2.35)	(0.16)	0.09	- basic	(2.21)	(0.29)
(2.35)	(0.16)	0.09	- diluted	(2.21)	(0.29)

COMPREHENSIVE INCOME

(€ million)

	Full Year
	2015	2016
Net profit (loss)	(9,373)	(1,457)
Items that are not reclassified to profit in later periods	15	(19)
Remeasurements of defined benefit plans	36	16
Taxation	(21)	(35)

Items that may be reclassified to profit in later periods	4,634	1,889
Currency translation differences	4,837	1,198
Change in the fair value of cash flow hedging derivatives	(256)	883
Change in the fair value of other available-for-sale financial instruments	(4)	(4)
Share of "Other comprehensive income" on equity-accounted entities	(9)	32
Taxation	66	(220)

Total other items of comprehensive income (loss)	4,649	1,870
Total comprehensive income (loss)	(4,724)	413
attributable to:

Eni's shareholders	(4,195)	406
- continuing operations	(3,416)	819
- discontinued operations	(779)	(413)
Non-controlling interest	(529)	7
- continuing operations	554	7
- discontinued operations	(1,083)

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2015:		65,641
Total comprehensive income (loss)	(4,724)
Dividends distributed to Eni's shareholders	(3,457)
Dividends distributed by consolidated subsidiaries	(21)
Other changes	(30)
Total changes		(8,232)
Shareholders' equity at Dec. 31, 2015:		57,409
Total comprehensive income (loss)	413
Dividends distributed to Eni's shareholders	(2,881)
Dividends distributed by consolidated subsidiaries	(4)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Other changes	21
Total changes		(4,323)
Shareholders' equity at Dec. 31, 2016:		53,086
attributable to:
- Eni's shareholders		53,037
- Non-controlling interest		49

GROUP CASH FLOW STATEMENT

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
(8,155)	(561)	341	Net profit (loss) - continuing operations	(7,399)	(1,044)
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,086	1,889	1,965	Depreciation, depletion and amortization	8,940	7,559
6,302	33	(656)	Impairment losses (impairment reversals), net	6,534	(475)
497	17	212	Write-off	688	350
460	208	199	Share of (profit) loss of equity-accounted investments	471	326
(136)	(10)	(11)	Gain on disposal of assets, net	(577)	(48)
(120)	(22)	(66)	Dividend income	(402)	(143)
(42)	(48)	(41)	Interest income	(164)	(209)
166	165	161	Interest expense	659	645
565	302	695	Income taxes	3,122	1,936
482	20	20	Other changes	586	(9)
			Changes in working capital:
1,165	(158)	(145)	- inventories	1,638	(273)
1,003	397	(648)	- trade receivables	4,944	1,286
132	(292)	1,827	- trade payables	(2,342)	1,495
321	190	(280)	- provisions for contingencies	43	(1,043)
520	(252)	701	- other assets and liabilities	498	647
3,141	(115)	1,455	Cash flow from changes in working capital	4,781	2,112
(14)	14		Net change in the provisions for employee benefits	(3)	22
221	42	83	Dividends received	545	212
26	23	70	Interest received	81	160
(152)	(26)	(360)	Interest paid	(692)	(780)
(883)	(606)	(819)	Income taxes paid, net of tax receivables received	(4,295)	(2,941)
4,444	1,325	3,248	Net cash provided from operating activities - continuing operations	12,875	7,673
19			Net cash provided from operating activities - discontinued operations	(1,226)
4,463	1,325	3,248	Net cash provided from operating activities	11,649	7,673
			Investing activities:
(2,793)	(2,035)	(2,185)	- tangible assets	(11,177)	(9,067)
(58)	(16)	(65)	- intangible assets	(125)	(113)
(57)	(6)	(6)	- investments	(228)	(1,164)
(71)	(58)	(53)	- securities	(201)	(1,336)
(536)	(316)	(268)	- financing receivables	(1,103)	(1,208)
(622)	(81)	42	- change in payables and receivables in relation to investments and capitalized depreciation	(1,058)	(8)
(4,137)	(2,512)	(2,535)	Cash flow from investments	(13,892)	(12,896)
			Disposals:
6	3	7	- tangible assets	427	19
			- intangible assets	32
2	53		- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	73	(362)
1,345	14	26	- investments	1,726	508
7	9	4	- securities	18	20
158	370	777	- financing receivables	533	8,063
27		154	- change in payables and receivables in relation to disposals	160	205
1,545	449	968	Cash flow from disposals	2,969	8,453
(2,592)	(2,063)	(1,567)	Net cash used in investing activities (*)	(10,923)	(4,443)

GROUP CASH FLOW STATEMENT (continued)

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
387	1,827	272	Increase in long-term debt	3,376	4,202
(1,612)	(211)	(143)	Repayments of long-term debt	(4,466)	(2,323)
19	238	(927)	Increase (decrease) in short-term debt	3,216	(2,645)
(1,206)	1,854	(798)		2,126	(766)
			Net capital contributions by non-controlling interest	1
(23)	(1,408)	(33)	Dividends paid to Eni's shareholders	(3,457)	(2,881)
			Dividends paid to non-controlling interests	(21)	(4)
(1,229)	446	(831)	Net cash used in financing activities	(1,351)	(3,651)
(11)		(4)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(13)	(5)
(889)			Effect of cash and cash equivalents relating to discontinued operations	(889)	889
35	(5)	26	Effect of exchange rate changes on cash and cash equivalents and other changes	122	2
(223)	(297)	872	Net cash flow for the period	(1,405)	465
5,432	5,099	4,802	Cash and cash equivalents - beginning of the period (excluding discontinued operations)	6,614	5,209
5,209	4,802	5,674	Cash and cash equivalents - end of the period (excluding discontinued operations)	5,209	5,674

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
(377)	30	42	Net cash flow from financing activities	(300)	5,271

SUPPLEMENTAL INFORMATION

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter		Full Year
2015	2016	2016		2015	2016
			Effect of disposal of consolidated subsidiaries and businesses
	26		Current assets	44	6,526
	64	1	Non-current assets	125	8,615
	(23)		Net borrowings	(77)	(5,415)
	(24)		Current and non-current liabilities	(45)	(6,334)
	43	1	Net effect of disposals	47	3,392
	7		Reclassification of exchange rate differences included in other comprehensive income	(34)	7
			Current value of residual interests following the loss of control		(1,006)
2	7	(1)	Gains on disposal	66	11
			Non-controlling interest		(1,872)
2	57		Selling price	79	532
			less:
	(4)		Cash and cash equivalents disposed of	(6)	(894)
2	53		Cash flow on disposals	73	(362)

Capital expenditure

(€ million)
Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q.16		Full Year
2015	2016	2016	vs. IV Q.15		2015	2016	% Ch.
2,254	1,919	1,916	(15.0)	Exploration & Production	10,234	8,458	(17.4)
				- acquisition of proved and unproved properties		2
53	45	45	(15.1)	- g&g costs	254	204	(19.7)
74	113	134	81.1	- exploration	566	417	(26.3)
2,097	1,752	1,725	(17.7)	- development	9,341	7,770	(16.8)
30	9	12	(60.0)	- other expenditure	73	65	(11.0)
74	23	53	(28.4)	Gas & Power	154	120	(22.1)
242	149	303	25.2	Refining & Marketing and Chemicals	628	664	5.7
32	9	26	(18.8)	Corporate and other activities	64	55	(14.1)
148	(4)	(3)		Impact of unrealized intragroup profit elimination	(85)	87
2,750	2,096	2,295	(16.5)	Capital expenditure - continuing operations	10,995	9,384	(14.7)
53	45	45	(15.1)	Cash out in net cash flow from operating activities	254	204	(19.7)
2,697	2,051	2,250	(16.6)	Cash out in net cash flow from investment activities	10,741	9,180	(14.5)

In 2016, capital expenditure amounted to €9,180 million (€10,741 million in 2015) and mainly related to:

- development activities (€7,770 million) deployed mainly in Egypt, Angola, Kazakhstan, Indonesia, Iraq, Ghana and Norway. Development expenditures in Italy also comprised the upgrading of certain plants at the Viggiano oil center in Val d’Agri, which did not alter the plant set up. This upgrading addressed certain objections made by jurisdictional Authorities about the proper function of the plants and were duly authorized by the in-charge department of the Italian Ministry of Economic Development. Due to this upgrading, plant activities were regularly restarted following notification by the public prosecutor that it has definitively repealed the plant seizure. Exploratory activities (€417 million) concerned mainly Egypt, Indonesia, Libya and Angola;

- refining activity in Italy and outside Italy (€298 million) aiming fundamentally at plants improving, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€123 million);

- initiatives relating to gas marketing (€69 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€41 million).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter	Third Quarter	Fourth Quarter			Full Year
2015	2016	2016			2015	2016
1,884	1,710	1,856	Production of oil and natural gas (a) (b)	(kboe/d)	1,760	1,759
169	125	159	Italy		169	133
192	187	240	Rest of Europe		185	201
684	638	680	North Africa		662	647
343	330	334	Sub-Saharan Africa		341	339
100	103	133	Kazakhstan		95	111
201	133	103	Rest of Asia		135	127
170	171	184	America		147	177
25	23	23	Australia and Oceania		26	24
166.2	148.5	161.1	Production sold (a)	(mmboe)	614.1	608.6

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter	Third Quarter	Fourth Quarter			Full Year
2015	2016	2016			2015	2016
998	864	906	Production of liquids (a)	(kbbl/d)	908	878
69	42	67	Italy		69	47
85	108	140	Rest of Europe		85	109
290	242	241	North Africa		272	244
258	239	237	Sub-Saharan Africa		256	249
57	64	78	Kazakhstan		56	65
148	85	58	Rest of Asia		78	78
87	81	82	America		87	83
4	3	3	Australia and Oceania		5	3

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter	Third Quarter	Fourth Quarter			Full Year
2015	2016	2016			2015	2016
4,868	4,616	5,184	Production of natural gas (a) (b)	(mmcf/d)	4,681	4,807
550	453	504	Italy		547	471
586	430	543	Rest of Europe		552	502
2,161	2,162	2,394	North Africa		2,143	2,197
470	495	527	Sub-Saharan Africa		469	493
235	216	301	Kazakhstan		218	254
290	262	247	Rest of Asia		314	265
462	492	555	America		326	511
114	106	113	Australia and Oceania		112	114

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (556 and 407 mmcf/d in the fourth quarter 2016 and 2015, respectively, 478 and 397 mmcf/d in the full year 2016 and 2015, respectively and 462 mmcf/d in the third quarter 2016).

Gas & Power

Natural gas sales by market

(bcm)
Fourth Quarter	Third Quarter	Fourth Quarter	% Ch. IV Q.16		Full year
2015	2016	2016	vs. IV Q.15		2015	2016	% Ch.
9.51	8.76	10.25	7.8	ITALY	38.44	38.43	(0.0)
1.36	0.40	1.26	(7.4)	- Wholesalers	4.19	3.83	(8.6)
3.45	4.94	3.92	13.6	- Italian exchange for gas and spot markets	16.35	17.08	4.5
1.04	1.06	1.19	14.4	- Industries	4.66	4.54	(2.6)
0.43	0.27	0.44	2.3	- Medium-sized enterprises and services	1.58	1.72	8.9
0.16	0.22	0.25	56.3	- Power generation	0.88	0.77	(12.5)
1.52	0.27	1.53	0.7	- Residential	4.90	4.39	(10.4)
1.55	1.60	1.66	7.1	- Own consumption	5.88	6.10	3.7
12.87	11.25	13.42	4.3	INTERNATIONAL SALES	52.44	50.50	(3.7)
10.36	9.07	11.42	10.2	Rest of Europe	42.89	42.43	(1.1)
1.17	1.10	1.15	(1.7)	- Importers in Italy	4.61	4.37	(5.2)
9.19	7.97	10.27	11.8	- European markets	38.28	38.06	(0.6)
1.55	1.31	1.52	(1.9)	Iberian Peninsula	5.40	5.28	(2.2)
0.96	1.79	1.84	91.7	Germany/Austria	5.82	7.81	34.2
1.74	1.48	1.23	(29.3)	Benelux	7.94	7.03	(11.5)
0.57	0.06		..	Hungary	1.58	0.93	(41.1)
0.43	0.34	0.95	..	UK	1.96	2.01	2.6
2.06	1.50	2.07	0.5	Turkey	7.76	6.55	(15.6)
1.73	1.05	2.46	42.2	France	7.11	7.42	4.4
0.15	0.44	0.20	33.3	Other	0.71	1.03	45.1
1.66	1.45	1.59	(4.2)	Extra European markets	6.39	5.45	(14.7)
0.85	0.73	0.41	(51.8)	E&P sales in Europe and in the Gulf of Mexico	3.16	2.62	(17.1)
22.38	20.01	23.67	5.8	WORLDWIDE GAS SALES	90.88	88.93	(2.1)

Eni SpA parent company accounts

Profit and loss account

(€ million)
	Full year
	2015 (a)	2016

REVENUES
Net sales from operations	33,653	27,718
Other income and revenues	337	547
Total Revenues	33,990	28,265
OPERATING EXPENSES
Purchases, services and other	(33,269)	(27,247)
Payroll and related costs	(1,148)	(1,179)
OTHER OPERATING (EXPENSE) INCOME	(622)	(50)
DEPRECIATION, DEPLETION AND AMORTIZATION	(894)	(815)
IMPAIRMENT LOSSES (IMPAIRMENT REVERSALS), NET	(132)	(443)
WRITE-OFF	(63)	(209)
OPERATING PROFIT (LOSS)	(2,138)	(1,678)
FINANCE INCOME (EXPENSE)
Finance income	2,642	2,149
Finance expense	(2,982)	(2,540)
Income (expense) from other financial activities held for trading	3	(21)
Derivative financial instruments	(94)	(34)
	(431)	(446)
INCOME (EXPENSE) FROM INVESTMENTS	5,141	6,058
NET PROFIT BEFORE TAXES - continuing operations	2,572	3,934
Income taxes	(438)	232
NET PROFIT - continuing operations	2,134	4,166
NET PROFIT - discontinued operations	49	355
NET PROFIT	2,183	4,521

(a) 2015 figures have been restated to reflect the adoption of SEM and the change in the classification of Versalis as non-current asset held for sale and discontinued operation.

Balance sheet

(€ million)
	Dec. 31, 2015 (a)	Dec. 31, 2016

ASSETS
Current Assets
Cash and cash equivalents	4,132	4,583
Other financial activities held for trading	5,028	6,062
Trade and other receivables:	14,561	15,658
- financial receivables	5,991	7,763
- trade and other receivables	8,570	7,895
Inventories	1,452	1,277
Current income tax assets	107	92
Other current tax assets	244	346
Other current assets	1,047	1,011
	26,571	29,029
Non-current assets
Property, plant and equipment	8,437	8,046
Inventory - compulsory stock	899	1,172
Intangible assets	1,204	1,205
Equity-accounted investments	32,915	40,009
Other financial assets	6,969	1,428
Deferred tax assets	1,261	1,185
Other non-current receivables	786	700
	52,471	53,745
Discontinued operations and assets held for sales	236	4
TOTAL ASSETS	79,278	82,778
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,687	4,159
Current portion of long-term debt	2,514	3,014
Trade and other payables	6,369	6,209
Income taxes payable	57	4
Other taxes payable	1,073	887
Other current liabilities	1,838	1,205
	15,538	15,478
Non-current liabilities
Long-term debt	17,959	19,554
Provisions for contingencies	3,971	4,054
Provisions for employee benefits	366	391
Other non-current liabilities	1,881	1,366
	24,177	25,365
Liabilities directly associated with discontinued operations	1
TOTAL LIABILITIES	39,716	40,843
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	34,436	34,472
Interim dividend	(1,440)	(1,441)
Treasury shares	(581)	(581)
Net profit	2,183	4,521
TOTAL SHAREHOLDERS’ EQUITY	39,562	41,935
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	79,278	82,778

(a) 2015 figures have been restated to reflect the adoption of SEM and the change in the classification of Versalis as non-current asset held for sale and discontinued operation.

Cash Flow Statement

(€ million)
	Full Year
	2015 (a)	2016
Net profit (loss) - continuing operations	2,134	4,166
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	894	815
Impairment losses (impairment reversals)	132	443
Write-off	63	209
Share of (profit) loss of equity-accounted investments	5,374	374
Gain on disposal of assets, net	(157)	29
Dividend income	(10,366)	(6,486)
Interest income	(241)	(161)
Interest expense	675	588
Income taxes	438	(232)
Other changes	129	159
Changes in working capital:
- inventories	872	(66)
- trade receivables	4,616	1,353
- trade payables	(3,133)	93
- provisions for contingencies	(338)	(30)
- other assets and liabilities	1,651	(585)
Cash flow from changes in working capital	3,668	765
Net change in the provisions for employee benefits		16
Dividends received	11,041	6,458
Interest received	234	165
Interest paid	(708)	(692)
Income taxes paid, net of tax receivables received	6	7
Net cash provided from operating activities - continuing operations	13,316	6,623
Net cash provided from operating activities - discontinued operations
Net cash provided from operating activities	13,316	6,623
Investing activities:
- tangible assets	(1,162)	(788)
- intangible assets	(60)	(58)
- consolidated subsidiaries and businesses	(7,711)	(8,299)
- securities hel for operating purposes	(3)
- financing receivables held for operating purposes	(3,582)	(1,585)
- change in payables and receivables in relation to investments and capitalized depreciation	(35)	(507)
Cash flow from investments	(12,553)	(11,237)
Disposals:
- tangible assets	20	5
- intangible assets
- available for sale	17
- consolidated subsidiaries and businesses	1,586	2,209
- securities
- financing receivables held for operating purposes	176	5,405
Cash flow from disposals	1,799	7,619
Net cash used in investing activities	(10,754)	(3,618)

(a) 2015 figures have been restated to reflect the adoption of SEM and the change in the classification of Versalis as non-current asset held for sale and discontinued operation.

Cash Flow Statement (continued)

(€ million)
	Full Year
	2015 (a)	2016
Other financial activities held for trading	(120)	(1,257)
New borrowings (repayments) of long-term finance debt	(501)	2,135
Increase (decrease) in short-term financial debt	79	548
Financing receivables held for non-operating purposes	1,288	(1,105)
Dividends paid to Eni's shareholders	(3,457)	(2,881)
Net cash used in financing activities	(2,711)	(2,560)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		6
Net cash flow for the period	(149)	451
Cash and cash equivalents - beginning of the period	4,281	4,132
Cash and cash equivalents - end of the period	4,132	4,583

(a) 2015 figures have been restated to reflect the adoption of SEM and the change in the classification of Versalis as non-current asset held for sale and discontinued operation.

Eni: Convening of the Annual Shareholders’ Meeting

Rome, 1 March 2017 – The Board of Directors convened the Annual Shareholders’ Meeting on April 13, 2017, ordinary meeting and single call. The meeting served to approve the 2016 financial statements and allocation of net profit, to appoint corporate bodies, to approve the long term incentive Plan 2017-2019 and disposal of Eni treasury share to serve the Plan and also to express its consultative vote about the remuneration policy that the Company intends to adopt, as disclosed in the section of the Remuneration Report.

In particular, the long term incentive Plan 2017-2019, approved by the Board of Directors in the meeting of February 28, 2017, could determine the disposal of Eni’s treasury shares - coming from purchases made in the implementation of plans to repurchase own shares previously approved by the Company - up to a maximum of 11 million shares. More information about the plan beneficiaries, the specific conditions and purpose of the Plan will be published in the information document, pursuant to art. 114-bis of the Consolidated Law on Financial Information (Legislative Decree. No. 58/98), which will be published together with the Report of the Board of Directors on the items on the Agenda of the Shareholders’ Meeting.

The Remuneration Report which has been prepared in accordance to article 123-ter of Italian Consolidated Law on Finance and approved by the Board of Directors in the meeting held on February 28, 2017 will be available to the public, in accordance with the time limits and procedures required by law, as well on the Company’s website.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni S.p.A.

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Published on March 1, 2017

Notice of Ordinary Shareholders’ Meeting 2017

Notice of Ordinary Shareholders' Meeting

Shareholders of Eni S.p.A. (hereinafter “Eni” or “Company”) are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone (Piazza della Stazione Enrico Fermi), on April 13, 2017 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

1.	Eni S.p.A. financial statements at December 31, 2016. Related resolutions. Eni consolidated financial statements at December 31, 2016. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.

2.	Allocation of net profit.

3.	Determination of the number of members of the Board of Directors.

4.	Determination of the Directors’ term of office.

5.	Appointment of the Directors.

6.	Appointment of the Chairman of the Board of Directors.

7.	Determination of the remuneration of the Chairman of the Board of Directors and of the Directors.

8.	Appointment of the Statutory Auditors.

9.	Appointment of the Chairman of the Board of Statutory Auditors.

10.	Determination of the remuneration of the Chairman of the Board of Statutory Auditors and of the standing Statutory Auditors.

11.	Long term incentive Plan 2017-2019 and disposal of Eni treasury share to serve the Plan.

12.	Remuneration report (Section I): policy on remuneration.

Right to attend and to vote at the Shareholders' Meeting

Pursuant to Article 83-sexies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) and Article 13.2 of the By-laws, those entitled to attend and to vote at the Shareholders’ Meeting are those on behalf of whom the intermediary - authorized pursuant to applicable regulations - has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (April 4, 2017 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (April 10, 2017). The right to attend and to vote in the Shareholders’ Meeting remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to attend or vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on April 10, 2017; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent: a) by mail to the following address:

Eni S.p.A.

Segreteria Societaria

(Domande Assemblea aprile 2017)

Piazzale Enrico Mattei, 1

00144 Roma – Italia;

b) by fax addressed to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by e-mail at the address segreteriasocietaria.azionisti@eni.com, d) by certified e-mail at the address corporate_sesocorp@pec.eni.com or e) through the appropriate section of the Company’s website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified on the website. Questions received by the aforementioned deadline shall be answered: a) prior to the Shareholders’ Meeting, also through publication of the answer in the appropriate section of the Company’s website. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section; b) during the Shareholders’ Meeting; an answer is also deemed given during the

1

Eni S.p.A.

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2017

Shareholders’ Meeting when set out in the documentation made available to each attendee who is entitled to vote.

Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorized attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified email to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually at the Shareholders’ Meeting by persons entitled to vote. The order in which the items on the agenda will be put to vote is established by the Chairman of the Shareholders’ Meeting. Any further information is available on the Company’s website.

How to vote by proxy

Pursuant to Article 135-novies of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders’ Meeting, in the manner specified by the law. The proxy may be notified to the Company: a) by mail, at the following address:

Eni S.p.A.

Segreteria Societaria

(Delega Assemblea aprile 2017)

Piazzale Enrico Mattei, 1

00144 Roma – Italia;

b) by fax to Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by certified email to the following address: corporate_sesocorp@pec.eni.com or d) through the appropriate section of the Company’s website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company’s website and at the Company’s registered office.

Shareholders’ Representative designated by the Company

Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Mr Dario Trevisan as the representative to whom Shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company’s website or at the Company’s registered office. The form must be mailed, within the end of the second trading day prior to the date scheduled for the Shareholders' meeting (April 11, 2017) to the following address and received by:

Mr Dario Trevisan

Viale Majno, 45

20122 Milano – Italia

The proxy and related voting instructions can be revoked by the above deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.

For any further information, please visit the Company’s website. Shareholders’ Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address rappresentante-designato@pec.it.

How to vote by mail

Pursuant to Articles 127 of the T.U.F. and 140 and following of Consob Issuers’ Regulation and Article 14.3 of the Bylaws, voting may also be exercised by mail in accordance with the applicable regulations.

The “Vote by Mail Form”, which is available on the Company's website or at the Company’s registered office, may also be mailed by the Corporate Secretary’s Office to any Shareholders who request it, together with the relative envelope. The “Vote by Mail Form” – duly filled in and signed – must be mailed to the Corporate Secretary’s Office at the following address, and received by April 12, 2017:

Eni S.p.A.

Segreteria Societaria

(Voto per corrispondenza

Assemblea aprile 2017)

Piazzale Enrico Mattei, 1

00144 Roma – Italia

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the specified deadline or which have not been signed shall not be counted in the initial or the voting quorum of the Shareholders’ Meeting. The vote by mail is exercised directly by the holder of the voting right and is exercised

2

Eni S.p.A.

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2017

separately for each of the resolutions proposed. The vote may be revoked with a written statement notified to the Company by April 12, 2017, or by way of an express statement issued by the holder during the course of the Shareholders’ Meeting.

Information regarding ADRs holders

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of The Bank of New York Mellon, the ADR Depositary, by March 6, 2017, will be entitled to participate in the Meeting, to delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in the “ADR Deposit Agreement”. Beneficial Owners who have taken advantage of the Proxy Vote or Vote by Mail options are also entitled to attend the Meeting upon written request to be made to The Bank of New York Mellon.

Appointment of the Directors and the Statutory Auditors

Pursuant to Articles 147-ter and 148 of the T.U.F. and Articles 17.3 and 28.2 of the By-laws, the Board of Directors and the Board of Statutory Auditors are appointed by the Shareholders’ Meeting on the basis of slates presented by the Shareholders. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. Related statement provided by the intermediary authorized may be submitted to the Company after the filing provided that it is sent by 6:00 p.m. (CET) on March 23, 2017.

The slates must be filed at the Company’s registered office by March 19, 2017, automatically extended to March 20, 2017 (the first subsequent business day), together with the additional documentation required by applicable law and regulations. For further information on the filing of slates using remote communication methods, please contact the Corporate Secretary’s Office at the email address segreteriasocietaria.azionisti@eni.com or call the toll-free number 800 940 924.

For the submission, filing and publication of slates, please refer to the provisions of Articles 17 and 28 of the By-laws, the Company’s website and the report on the items on the agenda of the Shareholder’s Meeting, which will be available on the aforementioned website as provided by law.

With reference to the appointment of the Statutory Auditors, if as of the deadline noted above (March 20, 2017) only one slate, or only slates presented by shareholders who are affiliated pursuant to Article 144-quinquies of the Consob Issuers Regulation, have been deposited, the deadline for presenting slates pursuant to Article 144-sexies paragraph 5 of the Consob Issuers Regulation shall be postponed until the third day following that date (i.e. by 6:00 p.m. (CET) on March 23, 2017). Compliance with said deadline is necessary in order to enable the Company to publish the slates submitted by the shareholders by the time limit provided for by Article 144-octies of the Consob Issuers Regulation, which is also March 23, 2017). In such case, the threshold established for the presentation of slates is reduced by half (i.e. 0.25% of the share capital).

Articles 17.3 and 28.2 of the By-laws contain specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company boards, pursuant to Law no. 120 of July 12, 2011. Under the law at least one-third of the Director and Statutory Auditor positions to be appointed must be filled by the less-represented gender.

Therefore (i) pursuant to Article 17.3 of the By-laws, slates submitted by Shareholders for the Board of Directors that contain three or more candidates must include at least one member of the less-represented gender among the candidates indicated; (ii) the law provides that the number of members of the less-represented gender must be at least three, therefore the slates competing to appoint the majority of the members of the Board of Directors must include at least two candidates of the less-represented gender.

With reference to the appointment of the Statutory Auditors, pursuant to Article 28.2 of the By-laws, slates submitted by Shareholders that, considering both sections together (i.e. standing and alternate Statutory Auditors), contain three or more candidates shall include, in the section for standing Statutory Auditors, at least one candidate of different gender, since, by law, at least two such Statutory Auditors must be members of the lessrepresented gender. If two candidates are indicated in the section for alternate Statutory Auditors, they must be of different genders.

The Board of Directors has expressed its position on the composition of the new Board to the Shareholders, and that opinion has been made public and will be attached to the report on the items on the agenda of the Shareholder’s Meeting. The Corporate Governance Code, which the Company adopts, encourages Shareholders to consider their choices in the light of this opinion in submitting their slates.

Furthermore, the Corporate Governance Code underlines that the previous timely disclosure to the market by Shareholders controlling the issuer (or, if there are not, shareholders who have a significant influence on it) of any proposal to be submitted to the Shareholders’ Meeting in relation to topics on which directors did not formulate proposal, is a good practice, if such Shareholders do not plan to or cannot formulate in advance such proposals pursuant to Article 126-bis of the T.U.F.

The slates shall be made available to the public by March 23, 2017 at the Company’s registered office, through Borsa Italiana S.p.A. and on the Company’s website.

3

Eni S.p.A.

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2017

Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only.

•	Toll-Free Number: + 800 112 234 56 – from outside Italy.

•	Fax number: +39 06 598 22 233.

Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting”.

***

Any experts, financial analysts or journalists who wish to be present at the Shareholders’ Meeting must submit an appropriate request – by mail or fax at +39 06 598 22 233 – to the Eni Corporate Secretary’s Office (Segreteria Societaria) by April 11, 2017.

Those who are entitled to attend the Shareholders’ Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be carried out at the venue of the Shareholders’ Meeting starting from 9:00 a.m. (CET).

The Chairman of the Board of Directors

Emma Marcegaglia

4

Published on March 1, 2017

ENI S.P.A. ORDINARY SHAREHOLDERS’MEETING ON APRIL 13, 2017 ON SINGLE CALL REPORT OF THE BOARD OF DIRECTORS ON THE ITEMS ON THE AGENDA

The Italian text prevails over the English translation.

ENI S.P.A.

ORDINARY SHAREHOLDERS’MEETING ON APRIL 13, 2017

ON SINGLE CALL

REPORT OF THE BOARD OF DIRECTORS

ON THE ITEMS ON THE AGENDA

ITEM 1

ENI S.P.A. FINANCIAL STATEMENTS AT DECEMBER 31, 2016.

RELATED RESOLUTIONS.

ENI CONSOLIDATED FINANCIAL

STATEMENTS AT DECEMBER 31, 2016.

REPORTS OF THE DIRECTORS, OF THE BOARD OF STATUTORY

AUDITORS AND OF THE AUDIT FIRM.

Dear Shareholders,

The document “Annual Report at December 31, 2016” of Eni S.p.A., which will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Directors’ report on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”). The Reports of the Audit Firm and of the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

You are invited to resolve as follows:

“to approve the financial statements at December 31, 2016 of Eni S.p.A. which report a net profit amounting to 4,521,093,313.31 euro.”

ITEM 2

ALLOCATION OF NET PROFIT

Dear Shareholders,

in regard to the results achieved, you are invited to resolve as follows:

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“to allocate the net profit for the period of 4,521,093,313.31 euro, of which 3,080,637,260.11 euro remains following the distribution of the 2016 interim dividend of 0.4 euro per share, resolved by the Board of Directors on September 15, 2016, as follows:

•	the amount of 19,233,515.44 euro to the reserve required by Article 6, paragraph 2of Legislative Decree No. 38 of February 28, 2005;
•	to Shareholders in the form of a dividend of 0.4 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2016 of 0.4 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2016 therefore amounts to 0.8 euro per share;
•	the payment of the balance of the 2016 dividend in the amount of 0.4 euro, payable on April 26, 2017, with an ex-dividend date of April 24, 2017 and a record date of April 25, 2016.”

ITEM 3

DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the Members of the Board of Directors, as the term of office of the present Directors, appointed by the Shareholders’ Meeting held on May 8, 2014, draws to an end1. Pursuant to Article 17.1 of the By-laws, the Board of Directors shall consist of no fewer than three and no more than nine members and the Shareholder’s Meeting determines the number within these limits. The Shareholder’ Meeting on May 8, 2014 set the number of Directors at nine.

In accordance with the recommendations of Article 1.C.1., letter h) of the Italian Corporate Governance Code of listed companies, to which Eni S.p.A. adheres, the Board of Directors, in view of the results of its self-assessment of the Board, expressed its position on the qualitative and quantitative composition of the new Board (“BoD advice”) to the Shareholders. This BoD advice was published promptly in the appropriate section of the Company’s websiteand is attached to this Report.

Also considering the factors indicated in its BoD advice, the Board of Directors proposes to maintain the number of Directors to be appointed by the Shareholders’ Meeting at nine to ensure that the Board of Directors has a composition that is suitable to the size of the Company and the complexity of its activities.

Dear Shareholders:

You are invited to approve the following resolution:

“to set the number of Directors to be appointed by the Shareholders’ Meeting at nine.”

1 Except for Director Alessandro Profumo appointed by the Shareholders’ Meeting held on May 12, 2016, whose term of office draws to an end together with the other Directors.

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ITEM 4

DETERMINATION OF THE DIRECTORS’ TERM OF OFFICE

Dear Shareholders,

Pursuant to Article 17.2 of the By-laws, the Directors are appointed for a period of up to three financial years. In order to ensure continuity in the management of the Company, the Board proposes to set the Directors’ term of office at three financial years, this term expiring on the date that the Shareholders’ Meeting is convened to approve the financial statements for the year ended December 31, 2019.

Dear Shareholders,

You are invited to approve the following resolution:

“to set the term of the office of the Directors to be appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting called to approve Eni’s financial statements for the year ended December 31, 2019.”

ITEM 5

APPOINTMENT OF THE DIRECTORS

Dear Shareholders,

Pursuant to Article 17.3 of the By-laws, the Board of Directors is appointed by the Shareholders’ Meeting on the basis of the slates presented by the Shareholders (and, if necessary, by the Board of Directors), on which the candidates shall be listed in numerical order.

The slates presented by Shareholders must be filed in the manner indicated in the notice calling the Meeting at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, i.e. by March 19, 2017, automatically extended to March 20, 2017 (the first subsequent business day).

Each Shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of the T.U.F. Each candidate may stand on a single slate, on penalty of disqualification. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 19856 of January 25, 2017. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. Related statement provided by the intermediary authorized may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company (i.e. by 6:00 p.m. (CET) on March 23, 2017).

Article 17.3 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company Boards, pursuant to Law No. 120 of July 12, 2011. Under the law at least one-third of the Director positions to be appointed, rounded up, i.e. three2, must be filled by the less-represented gender.

2 If the Shareholders’ Meeting sets the number of Directors at nine.

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Therefore pursuant to Article 17.3 of the By-laws, slates submitted by Shareholders for the Board of Directors that contain three or more candidates must include at least one member of the less-represented gender among the candidates indicated.

The law provides that the number of members of the less-represented gender must be at least three2, therefore the slates competing to appoint the majority of the members of the Board of Directors must include at least two candidates of the less-represented gender.

Together with the filing of each slate, on penalty of inadmissibility, the following documents shall also be filed:

-	statements of each candidate accepting his/her nomination;
-	the curriculum vitae of each candidate containing adequate personal and professional information;
-	statement of each candidate affirming that he/she meets the requirement of independence set forth by Article 148, paragraph 3, of the T.U.F.[3], as well as of the absence of any grounds making him/her ineligible or incompatible for such position and that he/she satisfies the integrity requirements;
-	the identity of the Shareholders who have presented such slates and the overall percentage of ownership of Eni share capital held.

According to Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding, should file, along with their slates:

-	a statement certifying the absence of direct or indirect relationships with Shareholders who individually or jointly hold a controlling or relative majority interest, pursuant to Articles 147-ter, paragraph three, of the T.U.F. and 144-quinquies of the Consob Issuers’ Regulation;
or
-	a statement specifying any relationships, if significant, and the reasons why these relationships are not considered determinant to the existence of the aforementioned relationships.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and through Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting in single call, i.e. by March 23, 2017.

At least one Director, if there are no more than five directors, or at least three Directors, if there are more than five, shall satisfy the independence requirements established for the members of the board of statutory auditors of listed companies in Article 148, paragraph 3, of the T.U.F., referenced by Article 147-ter of the T.U.F..

Shareholders are invited to also take into account the independence requirements and the number of independent directors recommended by Article 3 of the Corporate Governance Code.

The independent candidates shall be expressly indicated in each slate.

All candidates shall also meet the integrity requirement applicable to the statutory auditors of listed companies under Article 148, paragraph 4, of the T.U.F., which also applies to directors pursuant to Article 147-quinquies, paragraph 1, of the T.U.F.. Furthermore, pursuant to Article 2, letter c) of the Prime Minister’s Order of May 25, 2012, the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A., Snam S.p.A. and their subsidiaries, are prohibited from holding a seat on the management body in Eni S.p.A and

3 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Article 3 of the Corporate Governance Code.

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its subsidiaries, nor maintain any direct or indirect relationship, of either a professional or financial nature, with these companies.

Finally, the Italian Corporate Governance Code advises Shareholders, in submitting their slates and subsequently appointing directors, to consider, in light of the BoD advice expressed by the Board on the issue, the professional qualifications, experience, including managerial experience, and types of candidates, in respect of the size of the issuer, the complexity of its activities and the specific characteristics of the business sector in which it operates, as well as the size of the Board of Directors. In this regard, the BoD advice expressed by the current Board of Directors has been published and is attached to this Report.

Directors shall be elected in the following manner in accordance with Article 17.3 of the By-laws:

a) seven-tenths of the Directors to be elected shall be drawn from the slate that receives the most votes of the Shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;

b) the remaining Directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the Shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a Director elected or that has elected the least number of directors. In the event that none of the slates has yet had a Director elected or that all of them have had the same number of directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;

c) if the minimum number of independent Directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates draw from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum

6

number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

d) to appoint Directors who for any reason were not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.

With regard to the foregoing proposal of the Board of Directors, in accordance with Article 17.3 of the By-laws, the Shareholders’ Meeting is charged with appointing the Directors on the basis of the slates presented by those eligible to do so.

The outgoing Board of Directors elects to not exercise its right to submit its own slate of candidates.

Dear Shareholders,

You are invited to vote for one of the slates that will be submitted by the Shareholders on this item on the agenda.

ITEM 6

APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

Pursuant to Article 18.1 of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting from among those Directors with voting rights, or if the Shareholders’ Meeting has not done so, the Chairman is appointed by the Board of Directors.

The Board proposes that the Shareholders’ Meeting appoint one of the Directors nominated by the Shareholders pursuant to item 5 on the agenda as Chairman of the Board of Directors, upon the proposal of the Shareholders.

In this regard, the BoD advice referred to under item 5 on the agenda also includes information on the position of the Chairman of the Board of Directors.

It is recommended that proposals be submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

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Dear Shareholders,

You are invited to nominate and elect one of the Directors previously nominated pursuant to item 5 on the agenda as Chairman of the Board of Directors.

ITEM 7

DETERMINATION OF THE REMUNERATION OF THE

CHAIRMAN OF THE BOARD OF DIRECTORS AND OF THE DIRECTORS

Dear Shareholders,

Pursuant to Article 26.1 of the By-laws, the Shareholders’ Meeting determines the remuneration of the Chairman and the members of the Board of Directors.

The same article provides that, if the Shareholders’ Meeting does not set the remuneration, the most recently approved remuneration shall remain valid until decided otherwise by the Shareholders’ Meeting.

The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A.’s Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of 200 million US dollars and a yearly premium of 2 million US dollars respectively.

The policy also remains in effect for the new Boards to be appointed. The related maximum amount of coverage entirely devoted to management, Directors and Statuary Auditors of the Company amounts to 200 million US dollars with a premium of around 1.9 million US dollars.

The outgoing Board of Directors has not presented a proposal on this item on the agenda. It is recommended that proposals be submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

ITEM 8

APPOINTMENT OF THE STATUTORY AUDITORS

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the members of the Board of Statutory Auditors, as the term of office of the current Board, appointed by the Shareholders’ Meeting on May 8, 2014, is coming to an end.

Pursuant to Article 28.1 of the By-laws, the Board of Statutory Auditors is comprised of five standing members and two alternate members.

Pursuant to Article 28.2 of the By-laws, the Shareholders’ Meeting is called to appoint the Board of Statutory Auditors on the basis of the slates presented by the Shareholders, in which the candidates are listed in numerical order in a number no greater than the number of members of the body to be appointed.

The candidates for Statutory Auditor shall meet the independence requirement under Article 148, paragraph 3, of the T.U.F., as well as the integrity and experience

8

requirements set forth in the Decree of the Minister of Justice No. 162 of March 30, 2000, taking into account the fields and sectors closely connected with the business of the Company, as set out in Article 28.1 of the By-laws. The fields closely connected with the business of the Company are: commercial law, business economics and corporate finance. The sectors closely connected with the business of the Company are engineering and geology.

In addition, note that under Article 19, paragraph 3, of Legislative Decree no. 39 of January 27, 2010, as amended by Legislative Decree no. 135 of July 17, 2016, the members of the Board of Statutory Auditors, which serves as the Internal Control and Audit Committee as required by that legislation, are as a whole competent in the sector in which the audited entity operates.

The Statutory Auditors shall also comply with the limits on appointment to positions with other companies as set by Consob in Article 144-terdecies of the Issuers’ Regulation.

Furthermore, pursuant to art. 2, letter c) of the Prime Minister’s Order of May 25, 2012, the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A., Snam S.p.A. and their subsidiaries, are prohibited from holding a seat on the control body positions in Eni S.p.A. and its subsidiaries, , nor entertain any direct or indirect relationship, professional or financial nature with these companies.

Shareholders are advised to also take due account of the independence requirements set forth in Article 8 of the Corporate Governance Code.

The submission, filing and publication procedures for the appointment of Directors on the basis of slates (described above), shall also apply to the Statutory Auditors, as well as the applicable Consob regulations.

Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 19856 of January 25, 2017.

The slates presented by Shareholders must be filed at the Company’s registered office at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, i.e. by March 19, 2017, automatically extended to March 20, 2017 (the first subsequent business day).

Pursuant to Article 144-sexies, paragraph 5, of the Issuers Regulation, if as of the deadline for the filing of slates only one slate, or only slates presented by Shareholders who are affiliated pursuant to the provisions of Article 144-quinquies of the Issuers Regulation, have been submitted, slates may be submitted until the third day following the termination of the period indicated above (i.e. until March 23, 2017 by 6:00 (CET) p.m.. Compliance with said deadline is necessary in order to enable the Company to publish the slates submitted by the shareholders by the deadline provided for by Article 144-octies of the Issuers Regulation, which is also March 23, 2017). In this case, the slates may be submitted by Shareholders who, severally or jointly, own at least 0.25% of the share capital.

Article 28.2 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company boards, pursuant to Law No. 120 of July 12, 2011. Under the law at least one-third of the Statutory Auditor positions to be appointed, i.e. two, must be filled by the less-represented gender.

Shareholders who wish to submit a slate with a number of candidates, including standing and alternate members, equal to or more than three should include, in the section of standing Statutary Auditors, at least one candidate of a different gender, since by law the number of representatives of the less-represented gender must be at least equal to two. If

9

two candidates are indicated in the section for alternate auditors, they must be of different genders.

Together with each slate, the following documents shall also be filed:

-	the identity of the Shareholders who have presented such slates and the overall percentage ownership of Eni share capital held;
-	statements of each candidate accepting his/her nomination;
-	the curriculum vitae of each candidate containing personal and professional information, as well as a statement of each candidate affirming that he/she meets the requirements established by the law and the By-laws[4] and that he/she is in compliance with the limits on the number of other positions held established by the Issuers’ Regulation;
-	a declaration from Shareholders other than those who, jointly or otherwise, possess a controlling or relative majority shareholding, certifying the absence of any relationships of affiliation with the latter pursuant to Article 144-quinquies of the Issuers’ Regulation.

In accordance with Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding should file the following information:

- any existing relationships, if significant, with Shareholders who severally or jointly hold a controlling or majority shareholding. Specifically, it is recommended that at least those relationships indicated under point 2 of the Consob Communication be listed. Alternatively, the lack of significant relationships should be indicated;

- the reasons why these relationships do not give rise to the relationships of association referred to in Article 148, paragraph 2, of the T.U.F. and Article 144-quinquies of the Issuers’ Regulation.

In order for the Shareholders' Meeting to be aware of the administration and control positions in other companies held by the Statutory Auditors at the time of appointment and prior to acceptance of the position, pursuant to Article 2400, final paragraph, of the Italian Civil Code, candidates are requested to provide appropriate information on this in the curriculum vitae submitted and are advised to update this information through the date of the Shareholders' Meeting.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and at Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting on single call, i.e. by March 23, 2017.

Slates shall be divided into two sections: the first containing candidates for appointment as standing Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no less than three years.

Three standing Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws or using the procedures set out in Article

4 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Article 8 of the Corporate Governance Code.

10

17.3, letter d) of the By-laws. Said procedures shall be applied separately to each section of the other slates.

Where the application of the procedure referred to above does not permit compliance with the gender-balance rules for standing Statutory Auditors, the points to attribute to each candidate drawn from the standing Statutory Auditor sections of the various slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced by the member of the less-represented gender who may be listed (with the next highest ordinal number) in the standing Statutory Auditor section on the same slate as the candidate to be replaced or, subordinately, in the alternate Statutory Auditor section of the same slate as the candidate to be replaced (in such case, the latter shall take the position of the alternate candidate that replaces him/her). If this does not permit compliance with the gender-balance rules, he/she shall be replaced by a person chosen by the Shareholders’ Meeting with the majority required by law, so as to ensure that the membership of the Board of Statutory Auditors complies with the law and the By-laws. In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Statutory Auditors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced.

The Statutory Auditors are appointed for a three-year term, ending, in any event, on the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2019.

Dear Shareholders,

You are invited to vote one of the slates that will be submitted by the Shareholders and published as provided for in the By-laws.

ITEM 9

APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF STATUTORY AUDITORS

Dear Shareholders,

As provide by Article 148, paragraph 2-bis, of the TUF, You are invited to appoint as Chairman of the Board of Statutory Auditors one of the standing Auditors elected by the minority.

ITEM 10

DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF

STATUTORY AUDITORS AND OF THE STANDING STATUTORY AUDITORS

Dear Shareholders,

Pursuant to Article 2402 of the Italian Civil Code, the Shareholders’ Meeting determines the annual remuneration of the Chairman of the Board of Statutory Auditors and of the other Standing Auditors.

The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A.’s Directors and Statutory Auditors the D&O insurance policy for Eni

11

S.p.A. managers, with a maximum coverage of 200 million US dollars and a yearly premium of 2 million US dollars.

The policy remains effective also for the new Boards to be appointed. The related aggregate maximum amount of coverage entirely dedicated to management, Directors and Statuary Auditors of the Company amounts to 200 million US dollars with a premium of around 1.9 million US dollars.

The Corporate Governance Code for listed companies, which Eni S.p.A. has adopted,, recommends, in Article 8.C.3., that "The remuneration of auditors shall be proportionate to the commitment required from each of them, to the importance of his/her role as well as to the size and business sector of the company."

The outgoing Board of Directors has not presented a proposal on this item on the agenda.

It is recommended that proposals be submitted well in advance, as recommended by the Corporate Governance Code which Eni adheres.

* * *

INFORMATION REGARDING THE ATTENDANCE FEE OF THE MAGISTRATE OF THE COURT OF

AUDITORS CHARGED WITH MONITORING THE FINANCIAL MANAGEMENT OF ENI

Pursuant to the applicable law (Law no. 259 of March 21, 1958), as confirmed by Decision no. 466/1993 of the Italian Constitutional Court, the Court of Auditors monitors the financial management of Eni as an entity to which the Italian State normally contributes.

In order for the Court of Auditors to exercise such control, a Magistrate of the Court of Auditors attends the meetings of the Board of Directors, the Control and Risk Committee and the Board of Statutory Auditors of Eni, without entitlement to vote.

At present, the Magistrate receives an attendance fee of 1,000 euro for attending meetings of the Board of Directors, the Board of Statutory Auditors and of the Board Committees, in addition to reimbursement of expenses incurred in connection with his duties.

In line with the applicable law, the Board of Director that will be appointed shall deliberate on the attendance fee of the Magistrate of the Courts of Auditors.

* * *

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

ITEM 11

LONG TERM INCENTIVE PLAN 2017-2019 AND DISPOSAL OF ENI TREASURY SHARES TO

SERVE THE PLAN

Dear Shareholders,

The Board of Directors of Eni S.p.A., in relation to the expiration of the Long-Term Monetary Incentive Plan (2014-2016) approved at the Shareholders’ Meeting of May 8, 2014, has resolved to submit the adoption of a new share-based Long-Term Incentive

12

Plan (2017-2019) (the “Plan”) to the Shareholders’ Meeting for approval, prepared on the basis of a proposal of the Compensation Committee, comprised entirely of independent, non-executive directors, as a tool to incentivize and promote the loyalty of the Company’s most critical managers.

In line with international best practice, the Plan ensures the achievement of the following objectives:

-	strengthening the culture of business risk management from the perspective of shareholders by adopting shares as an incentive;
-	further aligning performance conditions with the long-term expectations of shareholders, using:
¡	a performance assessment of the Company’s Total Shareholder Return over a three-year period compared with that of the Reference Stock Market Index, with a comparison with the respective performance of the main international competitors (Peer Group);
¡	a further enhancement of the capacity to create value over the long term, giving greater weight to the Net Present Value of proven reserves, assessed in comparison with the Peer Group;
¡	expanding the reference Peer Group with greater adherence to Eni’s competitive context and characteristics, with a more challenging minimum incentive threshold, positioned at the median level.

For each annual award, the Plan provides for a three-year Vesting Period in line with industry best practice at international level.

The Plan beneficiaries (the “Beneficiaries”) are the Company’s Chief Executive Officer to be appointed by the Shareholders’ Meeting at the next election of the Board; the Managers with Strategic Responsibilities of Eni S.p.A., as well as other “Senior Managers deemed Critical for the Business”, who will be specifically identified during the annual implementation of the Plan from among the managers of Eni S.p.A. and its subsidiaries - with the exception of those listed on regulated markets and companies controlled by these - occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni and its subsidiaries (currently 330 managers).

The description of the Plan targets and characteristics are set out in more detail in the Informative Document prepared by the Board of Directors pursuant to Article 114-bis of the Consolidated Law on Financial Information (T.U.F.) and Article 84-bis of the Issuers Regulation, made available along with this report and to which reference is made.

For the implementation of the Plan, the Board of Directors has resolved to ask the Shareholders’ Meeting to be authorised to grant free of charge, in accordance with the terms and conditions described in the attached Informative Document, up to a maximum of 11 million of Eni treasury shares to the Beneficiaries of the Plan. The use of treasury shares (which currently total about 33 million) avoids the need to buy additional shares and the consequent financial outlay. The maximum number of shares for the plan was estimated by assuming the achievement of the maximum level of performance and using, as a reference, the lowest Eni share price recorded during the 2014-2016 period.

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Dear Shareholders,

You are invited to approve the following resolutions:

“Pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code,

-	to approve the Long-Term Incentive Plan 2017-2019, under the terms and conditions set forth in the Informative Document made available along with this Explanatory Report, granting the Board of Directors all the powers needed to implement the Plan, including through persons delegated for this purpose, resolving: i) the annual award of Eni Shares to the Chief Executive Officer; ii) the approval of the Regulation for each annual award; iii) the identification of the Beneficiaries on the basis of the defined criteria; iv) and any other terms and conditions for implementation provided they do not conflict with this resolutions.
-	to authorize the Board to dispose of up to 11 (eleven) million treasury shares to serve the implementation of the Plan.”

ITEM 12

REMUNERATION REPORT (SECTION I): POLICY ON REMUNERATION

Dear Shareholders,

The Remuneration Report has been prepared on the basis of Article 123-ter of the T.U.F. and of Article 84-quater of the Issuers’ Regulation.

Pursuant to Article 123-ter, paragraph 6, of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the first section of the Remuneration Report regarding the Company's policy on the remuneration of Board Directors and others managers with strategic responsibilities and the procedures used to adopt and implement this policy. The resolution is not binding.

Please refer to the Remuneration Report approved by the Board of Directors, which will be published accordance with the time limits and procedures required by law, as well on the Company’s website .

Dear Shareholders,

You are invited to resolve

“in favour of the first section of the Remuneration Report regarding the Company's policy on the remuneration of Board Directors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy”.

The Chairman of the Board of Directors
EMMA MARCEGAGLIA

14

Eni’s Board of Directors advice to shareholders on the size and composition of the new Board

In accordance with the recommendations of the Italian Corporate Governance Code, Eni’s Board of Directors, received the opinion of the Nomination Committee and considered the results of the Board review, developed a position on the future size and composition of the Board to be presented to the shareholders prior to the Shareholders’ Meeting called for 13 April 2017 to appoint Eni’s corporate bodies.

The Board of Statutory Auditors concurred with the assessment of the Board.

Size of the Board of Directors

The Board of Directors considers the current number of directors, equal to nine, to be appropriate. It is the maximum established in Eni’s By-laws.

Composition of the Board of Directors

The composition needs to take account of Eni’s current and future needs, as well as the necessity of maintaining a major presence for independent Directors, with a level of diversity, including in terms of gender and seniority, that takes account of the regulatory requirements applying to the upcoming term of office.

The mix of skills on the Board should be well-balanced and reinforced by an understanding of Eni’s business and the experience gained in the current term of office, given the complexity of the business and the need to complete the transformation begun by the current Board.

If the number of Board members should be increased or the composition changed, it would be possible to further enhance the skill mix with:

o	experience in leading management positions, preferably in the industrial sector, even if not specifically in the Oil & Gas industry;
o	international management expertise gained in complex multinationals;
o	skills in change management, M&A and development to accompany Eni’s transformation strategy,

bearing always in mind the significant time and commitment required of a new Board member to fully assimilate the complexity of Eni and its diversified businesses.

Key characteristics of each Director:

o	team oriented;
o	well-balanced in seeking consensus;
o	aptness for the position;
o	capable of managing conflicts constructively;
o	capable of working effectively with management;
o	willingness, taking account of other professional commitments, to serve on Eni’s Board Committees.

1

To ensure that Directors can devote the necessary time to preparing for and participating in Board and Committees meetings, the future Board could set additional criteria with reference to the maximum number of other positions that Eni Directors may hold, considering commitments with internal Board Committees or other companies.

The Chairman

in addition to the qualifications applying to each Director, the Chairman should also possess:

o	authority and standing in independently representing all Shareholders;
o	experience on chairing Boards of listed companies;
o	previous experience as a non-executive Director with a company of comparable complexity to Eni;
o	impeccable international credibility and standing.

The Chief Executive Officer

in addition to the qualifications applying to each Director, in the light of the Eni transformation strategy for the Company’s future, the CEO should also possess:

o	experience as a Chief Executive Officer or other senior management position with listed companies of comparable complexity to Eni;
o	a high level of credibility and authority in Eni’s key international markets;
o	specific know-how in Eni’s key business sectors;
o	a track record of success in managing a large operating company (and not just a parent/holding company);
o	a track record of success in managing relations with complex stakeholders (local and international) in the key markets and geographical areas in which Eni operates.

Account should be taken of the need for the Chairman and the Chief Executive Officer to maintain a constructive relationship with complementary skills in order to ensure the effective operation of the Board and, more generally, the governance of the Company.

Committees

It would be advisable to retain the current duties and size of the existing Committees, while rotating a number of members, even if the Board should remain unchanged, in order to diversify the contribution of those members and enhance dialogue, with a special focus on the Control and Risk Committee in view of the commitment required to the Committee and its members.

2

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

INFORMATIVE DOCUMENT

PREPARED IN ACCORDANCE WITH ART. 114-BIS OF ITALIAN LEGISLATIVE DECREE NO. 58 OF 24TH

FEBRUARY 1998 (CONSOLIDATED LAW ON FINANCE - TUF) AND ART. 84-BIS OF REGULATION

ADOPTED BY CONSOB WITH RESOLUTION NO. 11971 OF 14th MAY 1999 AS SUBSEQUENTLY

AMENDED (ISSUERS’ REGULATION)

LONG-TERM INCENTIVE PLAN 2017 – 2019

Introduction

This Informative Document, prepared in accordance with Art. 84-bis (Annex 3A, Scheme No. 7) of the Issuers’ Regulation, has been prepared by Eni SpA (“Eni”) to provide information to its shareholders and to the market on the proposed adoption of the Long-Term Monetary Incentive Plan 2017-2019 (the “Plan”), approved by the Board of Directors of Eni on 28th February 2017, which will be submitted for approval in accordance with Art. 114-bis of the Consolidated Law on Finance to the Ordinary Shareholders' Meeting convened on 13th April 2017, in single call (the “Shareholders' Meeting”).

The Plan provides for the granting of “Eni Shares” free of charge determined on the basis of company performance objectives.

This Plan applies to Eni and its subsidiaries, excluding those with shares listed on regulated markets and companies controlled by them, and it is considered to be of “major significance” under Art. 84-bis, paragraph 2, of the Issuers’ Regulation since it is intended for the persons referred to in Art. 114-bis of the Consolidated Law on Finance, and more specifically:

i)	for the Chief Executive Officer of Eni who will be appointed by the Board of Directors following the Shareholders’ Meeting;

ii)	for the managers of Eni and its subsidiaries who fall under “Senior Managers deemed Critical for the Business”, identified from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni SpA and its subsidiaries, including Eni Managers with Strategic Responsibilities.

This Informative Document is available to the public at the registered office of Eni in Piazzale E. Mattei 1, Rome, in the "Governance" section of the Eni website (www.eni.com) and using the methods specified by Art. 84-bis of the Issuers’ Regulation.

Definitions

A description of the meanings of certain terms used in the Informative Document is given below:

Eni/Company	Eni SpA (with registered office in Piazzale E. Mattei 1, Rome).
Chief Executive Officer	The Chief Executive Officer of Eni.
Beneficiaries	The addressees of the Plan.
Managers with Strategic Responsibilities	In accordance with Art. 65, paragraph 1- quater of the Issuers’ Regulation, the managers of Eni who have the power and

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

responsibility, directly or indirectly, for planning, directing and controlling Eni. With reference to Eni, they are the managers who sit on the Management Committee and, in any case, those who report directly to the Chief Executive Officer.
Senior Managers deemed Critical for the Business	The managers of Eni and its subsidiaries identified during the annual implementation of the Plan from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees and/or in service at Eni and its subsidiaries, including Eni Managers with Strategic Responsibilities.
Board of Directors	The Board of Directors of Eni.
Management Committee	The Management Committee of Eni, having an advisory and supporting role for the activities of the Chief Executive Officer.
Compensation Committee	The Eni committee, composed entirely of non-executive and independent directors, whose composition, appointment, tasks and operating methods are governed by a special Regulation approved by the Board of Directors, having an advisory and consultative role in matters relating to remuneration.
Subsidiaries	Entities controlled by Eni in accordance with Art. 93 of the Consolidated Law on Finance. For the purposes of the Plan, this excludes Subsidiaries whose shares are listed on regulated markets and the companies they control.
Awarded Shares	Number of Eni Shares communicated to Beneficiaries at the beginning of the Vesting Period as grantable at the end of the same Vesting Period, in accordance with the performance and retention conditions laid down by the Plan Regulation. The number of awarded Eni Shares is conventionally defined in terms of a target performance level.
Award Price of Eni Shares

Price calculated as an average of the daily official prices of the Eni Share (source: Bloomberg). The period is between:

¡    the last trading day of the month before the date of the Board of Directors meeting to annually approve the Plan Regulation and the award to the Chief Executive Officer; and

¡    the first trading day of the 4th month before the date of the Board of Directors meeting referred to above.

Granted Shares	Number of Eni Shares granted free of charge to the Beneficiaries at the end of the predetermined period (Vesting Period) depending on the target number of Eni Shares awarded at the beginning of the Vesting Period and the actual performance levels achieved, in accordance with the terms and conditions of the Plan Regulation.
Vesting Period	Three-year period between the time when the shares are awarded and the time that the shares can be granted free of charge.
Performance Period	Three-year period for measuring performance, in accordance with the defined criteria, from 1st January of the year of award to 31st December of the year before granting.
Peer Group	The group of ten companies used to compare business performance with Eni, in accordance with the established performance parameters, consisting of the international oil companies that are Eni competitors, namely: ExxonMobil, Chevron, BP, Royal Dutch Shell, Total, ConocoPhillips, Statoil, Apache, Marathon Oil and Anadarko.
Regulation	The document, approved annually by the Board of Directors, that governs the conditions of each annual award of the Plan.

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

Total Shareholder Return (TSR)	Indicator that measures the overall performance of a share as the sum of capital gains and reinvested dividends.
Reference Stock Market Index

Index representing the Stock Market on which the company’s Shares are traded, chosen with respect to the panel of companies belonging to the Peer Group (e.g. for Eni the index is the FTSE MIB). The list of companies in the Peer Group and their respective Reference Stock Market Indices are given below:

-    Eni: FTSE MIB Index of the Borsa Italiana Stock Exchange

-    ExxonMobil, Chevron, ConocoPhillips, Apache, Anadarko, Marathon Oil: Standard & Poor’s 500 Index of the New York Stock Exchange

-    BP: FTSE 100 Index of the London Stock Exchange

-    Royal Dutch Shell: AEX Index of the Amsterdam Stock Exchange

-    Total: CAC 40 Index of the Paris Stock Exchange

-    Statoil: OBX Index of the Oslo Stock Exchange

TSR of the Reference Stock Market Index	TSR of the Reference Stock Market Index calculated using the same methods employed for the TSR of Eni Shares and those of the companies in the Peer Group.
Correlation Index (ρ)	Measure of the linear relationship between (i) the daily returns of reference prices of a share and (ii) the daily returns of the quotations of the corresponding Reference Stock Market Index, calculated in the period between the first day of the month before the beginning of the Performance Period and the last day of the Performance Period. It's a value between -1 and +1.
Net Present Value of Proven Reserves (NPV)	Indicator that represents the present value of the future cash flows of proven hydrocarbon reserves, net of future production and development costs and related taxes.
Eni Shares	Ordinary shares issued by Eni, listed on the Electronic Stock Market of Borsa Italiana.

1.	The addressees

1.1	Indication of the name of the addressees who are members of the board of directors or management board of the financial instrument issuer, of the companies controlling the issuer and the companies directly or indirectly controlled by it

The Plan applies to the Chief Executive Officer who will be appointed by the Board of Directors following the Shareholders’ Meeting.

If any of the Beneficiaries described in paragraph 1.2 below are persons who, under current regulations, must be identified by name, also in relation to the position of Director possibly held in a Subsidiary, the Company will provide the market with the relevant information at the time of the notifications provided for by Art. 84-bis, paragraph 5 of the Issuers’ Regulation.

1.2	The categories of employees or collaborators of the financial instrument issuer and companies controlling or controlled by this issuer

The managers of Eni and its Subsidiaries identified as Senior Managers deemed Critical for the Business at the time of the annual implementation of the Plan (currently 330 managers).

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

1.3	Name of the parties benefitting from the plan belonging to the following groups:

a)	General Managers of the financial instrument issuer

The Plan also applies to any General Managers appointed by Eni’s Board of Directors.

b)	other Managers with Strategic Responsibilities of the financial instrument issuer not classed as a "small", in accordance with Article 3, paragraph 1, letter f) of Regulation no. 17221 of 12 March 2010, if they have, during the course of the year, received total compensation (obtained by adding the monetary compensation to the financial instrument-based compensation) in excess of the highest total compensation attributed to the members of the board of directors or management board, and to the general managers of the financial instrument issuer

Not applicable.

None of Eni’s Managers with Strategic Responsibilities have received total compensation during the course of the year in excess of the highest total compensation attributed to the members of the Board of Directors.

c)	natural persons controlling the share issuer, who are employees or who collaborate with the share issuer

Not applicable.

1.4	Description and numerical indication, broken down according to category:

a)	Managers with Strategic Responsibilities other than those specified under letter b) of paragraph 1.3

Managers with Strategic Responsibilities of Eni currently number 18.

b)	in the case of “small” companies, in accordance with Article 3, paragraph 1, letter f) of Regulation No. 17221 of 12 March 2010, the indication for the aggregate of all Managers with Strategic Responsibilities of the financial instrument issuer

Not applicable.

c)	any other categories of employees or collaborators for which different characteristics are envisaged for the Plan (e.g. Managers, middle management, employees, etc.).

Not applicable.

2.	The reasons behind the adoption of the Plan

2.1	Objectives to be achieved by means of the attribution of the Plan

The Long-Term Monetary Incentive Plan 2014-2016 has expired and a new share-based Plan has been introduced as a tool to incentivize and promote the loyalty of the Company’s most critical management personnel, ensuring achievement, in line with international best practice, of the following objectives:

-	strengthening the culture of business risk management from the perspective of shareholders by adopting shares as an incentive;

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

-	further aligning performance conditions with the long-term expectations of shareholders, using:

¡	a performance assessment of the Company’s Total Shareholder Return over a three-year period compared with that of the Reference Stock Market Index, with a comparison with their respective performance of the main international competitors (Peer Group);

¡	a further enhancement of the capacity to create value over the long term, giving greater weight to the Net Present Value of proven reserves, again assessed in comparison with the peer group;

¡	expanding the reference Peer Group with greater adherence to Eni’s competitive context and characteristics, with a more challenging minimum incentive threshold, positioned at the median level.

For each annual award, the Plan provides for a three-year Vesting Period in line with industry best practice at the international level.

2.2	Key variables, including in the form of performance indicators, considered in order to attribute the financial instrument based plans

The incentive levels are defined as a percentage of fixed remuneration, in accordance with the following principles of the remuneration policy adopted by Eni:

-	compensation package for management suitably balanced between: (i) a fixed component consistent with the powers and/or responsibilities assigned, in addition to being sufficient to remunerate service if the variable component is not paid, and (ii) a variable component defined within maximum limits and designed to link remuneration to actual performance, taking account of the risk profiles of the business;

-	consistency of the total remuneration with the market levels applicable for similar positions or roles with a similar level of responsibility and complexity, based on panels of companies that are comparable to Eni;

-	variable remuneration of executive positions that have a greater influence on business performance characterized by a significant percentage of long-term incentive components, through appropriate deferment over a period of at least three years, in line with the long-term nature of Eni’s business and with the associated risk profile.

The performance indicators are given in paragraph 4.5 below.

2.3	Elements underlying the determination of the entity of the financial instrument based compensation, namely the criteria with which to determine it

See paragraph 2.2 and 4.5.

2.3.1	More detailed information

The value of the Eni Shares awarded for each beneficiary at target level differ in accordance with the level of responsibility/criticality of the role, up to a maximum of 150% of fixed remuneration, which is the component of annual remuneration whose payment is guaranteed.

The link with performance conditions is covered in paragraph 4.5.

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

2.4	The reasons underlying any decision to attribute financial instrument based compensation plans not issued by the financial instrument issuer

Not applicable.

2.5	Evaluations with regards to significant tax and accounting implications which have affected the definition of the plans

The structure of the Plan has not been affected by applicable tax regulations or accounting considerations.

2.6	Any support of the plan by the special Fund to encourage workers to participate in businesses, pursuant to Article 4, paragraph 112 of Italian Law no. 350 of 24 December 2003

Not applicable.

3.	Approval procedure and timing for the granting of instruments

3.1	Scope of powers and functions delegated by the shareholders’ meeting to the board of directors in order to implement the Plan

The Eni Board of Directors Meeting on 28th February 2017 resolved, based on a proposal by the Compensation Committee of 22th February 2017 and with the abstention of the Chief Executive Officer, to submit the Plan to the Shareholders’ Meeting for approval.

Following the approval of the Shareholders’ Meeting, the Board of Directors will implement the Plan, including through persons delegated for this purpose, resolving: i) the annual award of Eni Shares to the Chief Executive Officer; ii) the approval of the Regulation of each annual award; iii) the identification of the Beneficiaries on the basis of defined criteria; iv) and any other terms and conditions for implementation to the extent they do not conflict with the resolutions of the Shareholders’ Meeting.

3.2	Indication of the parties appointed to administrate the plan and their function and competence

Administration of the Plan is entrusted to the competent Eni functions.

3.3	Any procedures in place for the review of plans, including in relation to any alteration of the basic objectives

There are no procedures for amending the Plan.

3.4	Description of the methods by which to determine the availability and grant the financial instruments on which the Plan is based

The Plan provides for the granting of Eni Shares free of charge after three years from their award depending on the achievement of predefined performance conditions.

3.5	The role played by each director in determining the characteristics of said Plan, any situations of conflict of interest arising concerning the relevant directors

In line with the recommendations of the Corporate Governance Code for Listed Companies,

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

which Eni has adopted, the conditions of the Plan have been defined based on a proposal by the Compensation Committee. The proposal to submit the Plan to the Shareholders’ Meeting, in accordance with Art. 114-bis of the Consolidated Law on Finance, was then approved by the Board of Directors, with the abstention of the Chief Executive Officer, after obtaining the favourable opinion of the Board of Statutory Auditors in accordance with Art. 2389, paragraph 3, of the Italian Civil Code.

The Plan, in relation to its Beneficiaries, constitutes a related party transaction subject to the approval of the Shareholders’ Meeting in accordance with Art. 114-bis of the Consolidated Law on Finance, therefore the specific procedures defined by Consob resolution No. 17221 of 12.3.2010 (“Regulation on related party transactions”) are not applied, in accordance with the provisions of art. 9 of the Management System Guideline “Transactions with the interests of Directors and statutory auditors and transactions with related parties” adopted by Eni.

3.6	Date of the decision taken by the competent body to propose the approval of the plan to the shareholders’ meeting and any proposal of a remunerations committee, where existing

On 28th February 2017, the Board of Directors, based on a proposal by the Compensation Committee of 22th February 2017, resolved to submit the Plan to the Shareholders’ Meeting.

3.7	Date of the decision taken by the competent body with regards to the granting of instruments and the potential proposal to said body by a remunerations committee, where existing

The Plan’s implementation is resolved annually by the Board of Directors based on the proposal by the Compensation Committee, by the end of October for the award of Eni Shares by the end of November. Eni Shares are granted by the end of November of the year following the end of the three-year performance period, after the results are approved by the Board of Directors, subject to verification and approval by the Compensation Committee.

3.8	The market price, recorded on said dates, for the financial instruments on which the plans are based, if traded on regulated markets

The official Eni Share price at 28th February 2017 (the date of approval by the Board of Directors to submit the proposed Plan to the Shareholders’ Meeting): € 14.5595.

3.9	In the case of plans based on financial instruments traded on regulated markets, in what terms and how the issuer considers, when identifying the timing of the granting of instruments in implementation of the plan, the possible timing coincidence of:

i)	said granting or any decisions taken in this regard by the remunerations committee; and

ii)	the diffusion of any significant information in accordance with Art. 114, paragraph 1 of the Consolidated Law on Finance: for example, if such information is: a) not already public and able to positively affect marketing listings, or b) already public and able to negatively affect market listings.

The Plan and its terms and conditions are previously approved with the ex-ante determination of the timing and the criteria for determining the number of Eni Shares to be granted without the possibility of exercising discretionary powers.

The number of Eni Shares to award to each beneficiary is calculated based on a set percentage of fixed remuneration (linked to the level of the position held) and with regard to the Award

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

Price of Eni Share. The length of the period (4 months) considered for calculating the Award Price of Eni Shares rules out the possibility that the award can be significantly affected by the possible dissemination of relevant information within the meaning of article 114, paragraph 1, of the Consolidated Law on Finance.

The granting of Eni Shares free of charge to each beneficiary takes place by the end of November of the year after the one in which the three-year performance period ends, (from 1st January of the award year to 31st December of the 3rd year), based on the Shares awarded and the performance results approved by the Board of Directors, subject to verification and approval of the Compensation Committee.

Beneficiaries are required to comply with the provisions of insider dealing legislation and applicable regulations, in particular with reference to the disposition of the shares involved in any granting after the verification of the achievement of the performance objectives.

4.	The characteristics of the instruments awarded

4.1	Description of the ways in which the compensation plans based on financial instruments are structured

The Plan provides for three annual awards of Eni Shares free of charge that may be granted after three years. The amount of the grant of Eni Shares is linked with the performance conditions achieved according to the specified parameters and other conditions.

For the purposes of the grant of Eni Shares to the Beneficiaries, Eni Shares already held as treasury shares will be used, allocated to serve the Plan subject to a specific resolution of the Shareholders’ Meeting.

4.2	Indication of the period of effective plan implementation also with reference to any different cycles envisaged

The Plan provides for three annual awards for the period 2017-2019. Each award is subject to a Vesting Period of three years and consequently the period of implementation of the Plan runs from 2017 to 2022, as described in the scheme below.

4.3	Plan expiration

The Plan will expire in 2022, at the end of the Vesting Period for the last award in 2019.

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

4.4	Maximum number of financial instruments, also in the form of options, granted each tax year in relation to the entities identified or the specified categories

The number of Eni Shares to award will be calculated based on a set percentage of the fixed remuneration, which is the component of the annual remuneration whose payment is guaranteed, and on the Award Price of Eni Share.

The number of Eni Shares to be granted will be defined as a percentage of those awarded, as specified in paragraph 4.5 below.

4.5	Methods and clauses for the implementation of the plan, specifying if the effective attribution of the instruments is subject to conditions being met or given results being achieved, including performance-related; a description of said conditions and results

The performance conditions of the Plan are verified annually and at the end of each Performance Period after a careful process of verifying the results actually achieved by the Compensation Committee, supporting the resolutions of the Board of Directors.

The performance conditions of the Plan are linked to the following parameters:

1.	Difference between the Total Shareholder Return (TSR) of Eni Shares and the TSR of the FTSE Mib Index of Borsa Italiana Stock Exchange, adjusted with the Correlation Index, compared with similar differences for each company of the Peer Group, as shown in the following formula (weighted at 50%):

TSRA – TSRI * ρ A,I

Where:

TSRA: TSR of Eni or one of the companies in the Peer Group

TSRI: TSR of the Reference Stock Market Index of the Company for TSRA was calculated

ρ A, I: Correlation Index

2.	Percentage variation of the Net Present Value of Proven Reserves (NPV) compared with the analogous variation of each company in the Peer Group (weighted at 50%).

The TSR is calculated for all the companies in the performance period over three years in US dollars (USD), as the ratio between the 2 following terms:

1.	the difference (i) between the average reference price of the shares in the four months before the end of the performance period (in the case of dividends distributed during the Performance Period and in the four months before this, the share prices are adjusted by considering the dividends reinvested in the same share) and (ii) the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed in the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share);

2.	the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed during the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share).

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

For companies whose reference share prices are not originally expressed in USD (Eni, BP, Total, Royal Dutch Shell and Statoil), the above averages are calculated by converting to USD the daily reference prices of the shares and any dividends using the Bloomberg daily exchange rate (London close).

The TSR of each Reference Stock Market Index is calculated using the same methods employed for the TSR of Eni and of the companies in the Peer Group, including conversions to USD if necessary. Therefore, the Correlation Index is calculated considering the prices of the shares of the companies and the quotations of their Reference Stock Market Index appropriately converted to USD if necessary.

The Net Present Value represents the present value of the future cash flows of proven hydrocarbon reserves, net of future production and development costs and related taxes. It is calculated in accordance with the rules of FASB Extractive Activities - Oil & Gas (topic 932) and therefore allows a consistent comparison of data between the oil companies.

Calculation of the key elements of this indicator includes:

-	for proven reserves (developed and undeveloped), the valuation at the average price of the calculation year, which is held constant for future years unless contractual variations have already been defined;
-	for production and development costs, the valuation in constant terms (not inflated);
-	the application of a standardized discount rate of 10%.

The Net Present Value will be normalized excluding the impact of divestment and acquisition operations in order to track the company’s organic growth. Data are published in 10-K and 20-F Forms filed by oil companies with the US Securities and Exchange Commission (SEC). The results achieved for that parameter will be measured on an annual basis, with the final result equal to the average of the Annual Performances in the Performance Period.

At the end of each Vesting Period the final multiplier for the grant is determined as the weighted average of the partial multipliers of each parameter, which is then applied to the number of Awarded Shares in order to determine the number of Shares to grant. Each partial multiplier may range between 0 and 180% (100% target), with a threshold of 80% for the median ranking, as shown below.

No Eni Shares are granted if the Final Multiplier is lower than 26.6%.

The Plan provides for the adoption of clawback mechanisms, through specific Clawback Policy approved by the Board of Directors and based on the proposal by the Compensation Committee. This Policy provides, for the variable component of remuneration, if already paid and/or awarded, to be reclaimed, and if still subject to deferral, to be withheld, in instances where results underpinning such awards were based on data which subsequently proved to be manifestly misstated, and/or where subsequent checks confirm a deliberate intent to

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

fraudulently alter data on which incentives have been calculated; and/or where the individual is deemed to have committed serious and deliberate violations of the law and/or regulations, the Eni Code of Ethics or Company procedures, where relevant to the employment and trust relationship. The Policy allows the recoupment of all incentives for the year (or years) in which the behaviours are deemed to have occurred, and applies without prejudice to any other action permitted by law and regulations to protect the interests of the Company. The Clawback Policy provides that the activation of recoupment claims (or withdrawal of incentives awarded but not yet paid/granted) must take place, once appropriate verification has been completed, within three years of payment/granting (or award) in cases of error, and within five years in cases of deliberate intent to defraud.

4.6	Indication of any restrictions of availability affecting the instruments attributed or the instruments from the year of the options, with specific reference to the terms within which the subsequent transfer to the company or third parties is permitted or prohibited

In order to further enhance alignment with the interests of shareholders over the long term, the Plan states that, at the end of the Vesting Period, 50% of the Eni Shares granted are subject to a lock-up period, i.e. the Eni Shares cannot be transferred and/or sold, by managers employed, for 1 year after the grant date.

4.7	Description of any termination conditions in relation to the attribution of plans in the event that the addressees should carry out hedging operations that enable the neutralisation of any prohibitions of the sale of the financial instruments granted, also in the form of options, or financial instruments arising from the exercise of these options

Not applicable.

4.8	Description of the effects determined by the termination of employment

The Regulation of the Plan provides as follows:

-	in the cases of consensual termination of the Beneficiary’s employment relationship, or the loss of control by Eni of the Subsidiary of which the Beneficiary is an employee, or the transfer of the company (or of the business unit) of which the Beneficiary is an employee to a non-subsidiary, occurring by the date on which the Board of Directors establishes the final percentage for the grant, the cash value of a predefined percentage of the number of Awarded Shares, based on the Award Price, will be paid to the Beneficiary in proportion to the period between the award and the occurrence of the above events, as well as in relation to the results possibly recorded during this period;
-	in the case of the Beneficiary’s death, the heirs retain the right to receive the entire amount of the Awarded Shares at the Award Price;
-	in the cases of unilateral termination of the employment relationship, if the event occurs during the Vesting Period, there is no payment/granting of the Shares.

If the Chief Executive Officer is not reappointed at the end of the mandate, the granting of Eni Shares of each award will still take place at the natural expiry of the Plan, in accordance with the performance conditions defined in the Plan. In other cases, the Plan Regulation will apply.

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

4.9	Indication of any other causes for the cancellation of the plans

There are no causes for the cancellation of the Plan.

4.10	Reasons in relation to the potential provision for “redemption” by the Company of the financial instruments covered by the plans, arranged in accordance with Art. 2357 et seq. of the Italian Civil Code; the beneficiaries of the redemption, specifying if it is only intended for specific categories of employees; the effects of the termination of employment on said redemption

Not applicable.

4.11	Any loans or other benefits intended to be granted for the purchase of shares in accordance with Art. 2358 of the Italian Civil Code

Not applicable.

4.12	Indication of assessments of the forecast burden for the company on the date of the related granting, as can be determined on the basis of the terms and conditions already defined, for the total amount and in relation to each plan instrument

In the case of achieving the maximum performance level (180%) during the Vesting Period of each award, in execution of the Plan, will be assigned a maximum of 11 million Eni Shares for all three grants, taking into account, among other things, the minimum prices of Eni share for the period 2014-2016. The corresponding cost to the Company of the implementation of the Plan, depending on the number of Eni Shares actually assigned and on the Award Price of Eni Shares, is currently not determinable and will be communicated in accordance with art. 84-bis of the Issuers' Regulation.

4.13	Indication of any dilution effects on the capital determined by the compensation plans

There is no impact on the amount of the share capital, as the Eni shares allocated to serve the Plan will be composed exclusively of Eni treasury shares already held, subject to specific authorization of the Shareholder’s Meeting.

The grant to Beneficiaries of Eni treasury shares will dilute the voting rights of the other Eni shareholders. Currently the voting rights attaching to Eni’s treasury shares are suspended in accordance with art. 2357-ter, paragraph 2, of the Italian Civil Code; once assigned to the Beneficiaries, these Eni Shares will give voting rights to their owners. The grant of Eni Shares to Beneficiaries can give rise to a maximum dilution of voting rights of 0.3%. For example, a package of shares representative of 1% of voting rights before granting would be diluted maximally at 0.997%.

4.14	Any limits envisaged for the exercise of voting rights and the attribution of economic rights

Eni Shares granted at the end of the Vesting Period will enjoy ordinary rights since no limits to the exercise of voting rights or economic rights for these shares are envisaged, except as provided in paragraph 4.6.

4.15	If shares are not traded on regulated markets, all information that will help fully assess the value that can be assigned to them

Not applicable

Eni Informative Document – Long-Term Incentive Plan 2017 – 2019

4.16 - 4.22 Not applicable.

4.23	Criteria for the adjustments necessary following extraordinary capital operations and other operations entailing the change in the number of underlying instruments (capital increases, extraordinary dividends, groupings and splitting of the underlying shares, mergers and spin-offs, conversions into other share categories, etc.)

Eni’s Board of Directors, where the conditions exist, may adapt the terms and conditions of the Plan as a result of the following operations:

a)	grouping or splitting of shares representing Eni’s capital stock;

b)	increase of Eni’s capital stock free of charge;

c)   increase of Eni’s capital stock against payment, also through the issue of shares with warrants attached, bonds convertible into Eni shares and bonds with warrants to subscribe Eni shares; the sale of treasury shares that are not at the service of Share Incentive Plans is equated with a capital stock increase;

d)	reduction of Eni’s capital stock;

e)	distribution of extraordinary dividends with withdrawals from Eni reserves;

f)	merger, if this entails changes to Eni’s capital stock;

g)	spin-off of Eni;

h)	granting of assets in the Eni portfolio to shareholders;

i)	public purchase offers or public purchase and exchange offers involving Eni shares.

4.24	Share Issuers will add the attached table 1 to the Informative Document

The table containing information on the Plan will be provided, in accordance with Art. 84-bis of the Issuers’ Regulation, at the time the Shares are awarded during the implementation of the Plan to be approved by Eni’s Board of Directors.

Over the past three years, we have transformed Eni into a leaner and more resilient company. We have built a high margin portfolio consisting of a large number of mature projects, which will secure our production growth over the medium and long term, and a huge amount of reserves, which will give us flexibility and value. Looking to the future, exploration will remain the engine of our long-term organic growth, while we will continue to focus our energy on fast tracking the development of projects and maximizing cost efficiency. To capture all possible upside for our shareholders, we will maintain low cash neutrality. We believe in the future of gas and our ambition is to develop our upstream position to become a global integrated gas and LNG player.

                                                 Claudio Descalzi, Eni CEO

Our path to long term value

2017-2020 Strategic Plan

Upstream – CEO Descalzi: “We have always considered Exploration to be the engine of our Upstream business, which is based on conventional and near-field plays. We operate the majority of our projects through high equity stakes, which enables us to farm down assets in advance to bring forward cash generation. The strong synergies between the Exploration and Development businesses guarantee organic production growth by quickly getting resources out of the ground and to market”.

o	Production CAGR 3% per year; approx. +5% in 2017 vs. 2016

o	Upstream CAPEX -13% vs previous plan

o	Exploration: 2-3 bln boe of new resources

• Mid-downstream – CEO Descalzi: “We have almost completed the restructuring of the Gas & Power and Refining & Marketing businesses, increasing efficiency and maximizing equity returns. Although we are experiencing oversupply in the gas market, with prices expected to remain low until 2020, our midstream business will continue to benefit from the alignment of gas supply contracts to market prices and from the full recovery of take-or-pay contracts. In Refining & Marketing, we expect positive results over the course of the new plan as we further reduce our breakeven refining margin and enhance marketing results”.

o	G&P in structural breakeven from 2017; EBIT > €600 mln by 2020

o	Refining breakeven at $3/bbl margin by 2018

o	Chemicals: €1.2 bln of cumulative operative cash flow by 2020

• Financials – CEO Descalzi: “After two years of lower investment and fragile confidence across the global oil industry, we are forecasting a slow increase in oil prices up to 70 $/b by 2020. Nonetheless, we will remain disciplined, maintaining our CAPEX cash neutrality below 45$/b, on average over the four year period. Financial flexibility will help secure the sustainability of our remuneration policy as oil prices remain lower and enable us to capture upside should the economic environment improve”.

o	Efficiency

o	Capex: -8% vs. previous plan

o	New projects average breakeven: 30$/bbl

o	New disposals target: €5-7 bln by 2020

o	Cash Flow

o	Free Cash Flow > €20 bln

o	Cash Flow From Operations €47 bln

o	CAPEX Cash Neutrality < $45/bbl

o	Organic cash neutrality (CAPEX+dividend): in 2017 with $60/bbl, in 2018-20 < $60/bbl

o	Shareholder remuneration

o	Confirmed 2017 dividend proposal of €0.8 per share full cash

o	Progressive distribution policy based on earnings growth and macro environment

London, March 1, 2017 - Claudio Descalzi, Eni’s CEO, presents today the company’s 2017-2020 Strategic Plan to the financial community.

Eni is leveraging on its core strengths to build a broad portfolio of high margin opportunities, enabling it to capture upside as oil prices improve and defend value in future downturns.

Taking into account the Group’s transformation process and the targets set out in the plan, Eni intends to confirm a 2017 dividend of €0.8/share full cash. The distribution policy will be progressive based on underlying earnings growth and the macro environment.

Upstream

Hydrocarbon production is expected to grow by 3% per year across the 2017-2020 period. This will be achieved primarily by the ramp-up and start-up of new projects and the production optimization, which are expected to contribute around 850 kboed in 2020.

Exploration remains a fundamental value driver for the company. Throughout the plan, Eni expects to deliver new discoveries of 2-3 billion boe, almost two times the discoveries of the previous plan, by drilling around 120 wells in more than 20 countries. This will be achieved despite a 10% reduction in exploration CAPEX.

Eni’s portfolio flexibility, the success of its ongoing exploration strategy, synergies with existing assets and contract renegotiations will enable the average breakeven price of new projects to be approximately $30/bbl.

Gas and Power

Eni’s G&P business is expected to reach breakeven in 2017 and positive later on as it benefits from the alignment of gas supply contracts to market conditions and a reduction in logistics costs.

The G&P business has a new strategy: to go from being a leading European player to becoming the company’s global gas and LNG marketing arm, with a more integrated relationship with Upstream producing benefits.

G&P's new strategy will focus on:

•	Maximising the return of equity gas

•	Developing a competitive LNG portfolio

•	Transforming the retail business into a subsidiary

The EBIT from 2019 is expected to be in excess of €600 million.

Refining & Marketing and Chemicals

In order to address the structural weaknesses in the Refining sector, Eni’s target is to reduce its breakeven margin to around $3/bbl by 2018. To do this, Eni will leverage on:

•	Optimization in existing plans

•	Ramp up of the green refinery in Venice and start up of Gela, targeting over 1 mln tons of production

•	Logistic rationalization

•	Growth in marketing results through innovation and efficiency

This will generate a cumulative €3.3 billion contribution to cash flow from operations and an EBIT increase of €300 mln over the plan period, at a constant 2017 scenario.

In Chemicals, Eni plans to achieve an EBIT of around €300 mln per year and a cumulative operating cash flow of €1.2 bln thanks to:

•	Greater integration, optimization and flexibility

•	Refocusing on high margin specialities

•	Green chemicals and international expansion

Financial strategy

Investments over the four-year plan are focused on high value projects with accelerated returns and on the development of conventional assets. CAPEX of approximately €31.6 billion represents an 8% reduction at constant foreign exchange rates versus the previous plan, mostly related to upstream portfolio, project activity rescheduling and contract re-negotiations. This has been partially offset by the increased effort of around €500 mln in other businesses, mainly renewable energy, a growing component of Eni’s decarbonization strategy. Moreover, uncommitted CAPEX represents around 55% of total investments in 2019-2020, and gives Eni’s portfolio significant flexibility should the oil price scenario turn negative again in the future. The new disposal program targets €5-7 billion of asset sales primarily through the dilution of exploration assets, in line with our “dual exploration” model.

In conclusion, this plan will enable Eni to achieve superior cash flow growth by building a high margin portfolio based on material and conventional resources, designed to cost operations and high value assets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

ExxonMobil to acquire 25 percent interest in Mozambique Area 4 from Eni

San Donato Milanese (MI), 9 March 2017 - ExxonMobil and Eni have signed today a sale and purchase agreement to enable ExxonMobil to acquire from Eni a 25 percent indirect interest in the natural gas-rich Area 4 block, offshore Mozambique. Eni currently holds a 50 percent indirect share in the block through a 71.4 percent stake in Eni East Africa, which owns 70 percent of the Area 4 concession.

The agreed terms include a cash price of approximately $2.8 billion. The acquisition will be completed subject to satisfaction of a number of conditions precedent, including clearance from Mozambican and other regulatory authorities.

Eni Chief Executive Officer Claudio Descalzi said, “This deal represents material evidence of our exploration strategy based on the early monetization of our exploration discoveries, as a part of our "dual-exploration" model. Through this strategy, Eni has been able to cash in more than $9 billion in the last four years. Moreover, the agreement confirms the world class quality, production potential, technical and financial robustness of the entire project.”

Darren W. Woods, chairman and chief executive officer of ExxonMobil, said the asset is a major addition to the company’s global development portfolio.

“This strategic investment will enable ExxonMobil’s LNG leadership and experience to support development of Mozambique’s abundant natural gas resources,” said Woods. “Our industry-leading project execution, advanced technologies, financial strength and marketing capabilities will help deliver reliable, affordable energy to customers and create long-term economic value for the people of Mozambique, project partners and ExxonMobil shareholders.”

Eni will continue to lead the Coral floating LNG project and all upstream operations in Area 4, while ExxonMobil will lead the construction and operation of natural gas liquefaction facilities onshore. This operating model will enable the use of best practices and skills within Eni and ExxonMobil with each company focusing on distinct and clearly defined scopes while preserving the benefits of a fully integrated project.

Following completion of the transaction, Eni East Africa will be co-owned by Eni (35.7 percent), ExxonMobil (35.7 percent) and CNPC (28.6 percent). The remaining interests in Area 4 are held by Empresa Nacional de Hidrocarbonetos E.P. (ENH, 10 percent), Kogas (10 percent) and Galp Energia (10 percent).

Natural gas is projected to be the world’s fastest-growing major fuel source, and Mozambique is well-positioned to supply LNG customers around the world. The deepwater Area 4 block contains an estimated 85 trillion cubic feet (2,400 billion cubic meters) of natural gas, which will provide resources for a world-class liquefied natural gas project, in which the partners expect to invest tens of billions of dollars, working in close collaboration with the government and local communities.

About ExxonMobil

ExxonMobil, the largest publicly traded international oil and gas company, uses technology and innovation to help meet the world’s growing energy needs. ExxonMobil holds an industry leading inventory of resources, is the largest refiner and marketer of petroleum products and its chemical company is one of the largest in the world. For more information, visit www.exxonmobil.com or follow us on Twitter www.twitter.com/exxonmobil.

About Eni

Eni is an integrated energy company employing more than 34.000 people in 69 countries in the world. Eni engages in oil and natural gas exploration, field development and production, as well as in the supply, trading and shipping of natural gas, LNG, electricity and fuels. Through refineries and chemical plants, Eni processes crude oil and other oil-based feedstock to produce fuels, lubricants and chemical products that are supplied to wholesalers or through retail networks or distributors.

Company Contacts:

For Eni:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

For ExxonMobil:

ExxonMobil Media Relations

Tel. +1-972-444-1107

media@exxonmobil.com

Web site: www.exxonmobil.com

Eni: filed the slates for the renewal of the corporate bodies

Rome, 20 March 2017 - Eni informs that today, at 7 p.m., the Shareholder Ministry of Economy and Finance (MEF), holder of 4.34% of the share capital of Eni SpA(1) and a group of shareholders composed of asset management companies and other Institutional Investors (2), holders of a total of 1.7% of the share capital of Eni SpA, filed the slates for the renewal of the corporate bodies of Eni, in view of the renewal of the Board of Directors and of the Board of Statutory Auditors scheduled on the agenda of the Ordinary Shareholders' Meeting called on April 13, 2017, on single call.

The slate of candidates for the office of Directors presented by the MEF is composed of the following candidates:

1. Emma Marcegaglia (*);

2. Claudio Descalzi;

3. Fabrizio Pagani

4. Diva Moriani (**)

5. Andrea Gemma (**)

6. Domenico Trombone (**)

The slate of candidates for the office of Director presented by the group of shareholders is composed of the following candidates:

1. Alessandro Lorenzi (**)

2. Karina Audrey Litvack**)

3. Pietro Guindani(**)

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance), as cited in the By-Laws.

(**) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance) and Article 3 of the Corporate Governance Code for listed companies.

The slate of candidates for the office of Statutory Auditor presented by the MEF is composed of the following candidates:

Section I - Standing Statutory Auditors

1. Paola Camagni

2. Andrea Parolini

3. Marco Seracini

Section II - Alternate Statutory Auditors

1. Stefania Bettoni

2. Stefano Sarubbi

The slate of candidates for the office of Statutory Auditor presented by the group of shareholders mentioned is composed of the following candidates:

Section I - Standing Statutory Auditors

1. Rosalba Casiraghi

2. Enrico Maria Bignami

Section II - Alternate Statutory Auditors

1. Claudia Mezzabotta

With reference to the further items on the agenda of the aforementioned Eni Shareholders’ Meeting relating to the renewal of the Board of Directors, the Shareholder MEF also announced its intention to submit the following proposals at the Meeting:

- to adhere to the proposal of the Board of Directors to set the number of Directors at nine and to set the term of the office of the Directors to be appointed to three financial years and, therefore, until the date of the Shareholders’ Meeting called to approve Eni’s financial statements for the year ended December 31, 2019 (items 3 and 4 of the agenda);

- to nominate Emma Marcegaglia as Chairman of the Board of Directors (item 6 of the agenda);

The slates, together with the relevant supporting documentation will be made available at the Company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, at the Company’s website (www.eni.com, “Governance” section), at Borsa Italiana and at the centralized storage device authorised by Consob called "1Info", which can be consulted on the website www.1info.it.

(1) The MEF also owns, through the Cassa Depositi e Prestiti, a further 25.76% stake, for a total of 30.10% of the share capital.

(2) These are: Aberdeen Asset Management PLC gestore dei fondi: Abbey Life Assurange Company, Abbey Life Assurange Company, Aberdeen Capital Trust, Aberdeen European Equity Enhanced Index Fund, Fundamental Index Global Equity Fund, European (ex UK) Equity Fund, Aletti Gestielle SGR SpA gestore dei fondi: Gestielle Cedola Italy Opportunity, Fondo Gestielle Obiettivo Italia; APG Asset Management N.V. gestore del fondo Stichting Depositary APG Developed Markets Equity Pool; Arca Fondi SGR S.p.A. gestore del fondo Arca Azioni Italia; Anima SGR SpA gestore dei fondi: Fondo Anima Europa, Fondo Anima Geo Europa, Fondo Anima Geo Italia, Fondo Anima Italia, Fondo Anima Sforzesco, Fondo Anima Star Italia Alto Potenziale , Fondo Anima Visconteo; BancoPosta Fondi S.p.A. SGR gestore dei fondi: Fondo BancoPosta Azionario Euro, Fondo BancoPosta Azionario Int.le, Fondo BancoPostaMix 1, Fondo BancoPostaMix 2, Fondo BancoPostaMix 3, Ersel Asset Management SGR S.p.A. gestore del fondo Fondersel PMI, Epsilon SGR gestore dei fondi: Epsilon Multiasset 3 anni dicembre 2019 e Epsilon Multiasset 3 anni Marzo 2020; Eurizon Capital SGR S.p.A. gestore dei fondi: Eurizon Azioni Area Euro e Eurizon Azioni Italia; Eurizon Capital SA gestore dei fondi: Flexible Beta Total Return, Equity Italy Smart Volatility, Equity Euro LTE, Equity Europe LTE, Rossini Lux Fund – Bilanciato e Equity Italy; Fidelity - FID Fund Italy; Fideuram Asset Management (Ireland) gestore dei fondi: Fideuram Fund Equity Italy e Fonditalia Equity Italy; Fideuram Investimenti S.p.A. gestore del fondo Fideuram Italia; Interfund Sicav Interfund Equity Italy; Generali Investments Europe S.p.A. SGR gestore dei fondi: GIE Alleanza Obbl., GIE Gen Euro Actions e GIE Alto Azionario; Generali Investments Luxemburg S.p.A. SGR gestore dei fondi: GIS AR Multi Strategies, GMPS Conservative Prof, GMPS Balanced Profile, GMPS Opportunites Prof, GMPS Equity Profile, GIS Euro Eqty Ctrl Volat, GIS European Eqty Recov, GIS Euro Equity, GIS Special Situation, Kairos Partners SGR S.p.A. in qualità di management Company di Kairos International SICAV - comparto Europa, Italia, Risorgimento e Target Italy Alpha; Legal & General Assurange (Pensions Management) Limited; Mediolanum Gestione Fondi SGR S.p.A. gestore del fondo Mediolanum Flessibile Italia; Mediolanum International Funds - Challenge Funds Challenge Italian Equity; Pioneer Investment Management SGRpa gestore dei fondi: Pioneer Italia Azionario Crescita, Pioneer Italia Azionario Europa e Pioneer Italia Obbligazionario Più a Distribuzione; Pioneer Asset Management SA gestore dei fondi: PF Euroland Equity, PF Global Equity Target Income, PF Italian Equity, PF Global Multi-Asset, PF European Research, PF Equity Plan 60, PF Global Multi-Asset Conservative; UbiPramerica SGR S.p.A: gestore dei fondi: Ubi Pramerica Multiasset Italia, Bilanciato, Prudente, Bilanciato Moderato, Bilanciato Dinamico e Bilanciato Aggressivo; Ubi Sicav comparto Italian Equity, Euro Equity, European Equity e Multiasset Europe; Zenit Multistrategy Sicav e Zenit SGR S.p.A. gestore del fondo Zenit Pianeta Italia.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Integrated Annual Report

Eni’s 2016 integrated annual report is prepared in accordance with principles included in the “International Framework”, published by International Integrated Reporting Council (IIRC). It is aimed at representing financial and sustainability performance, underlining the existing connections between competitive environment, group strategy, business model, integrated risk management and a stringent corporate governance system.

Disclaimer

This annual report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

Ordinary Shareholders’ Meeting of April 13, 2017. The extract of the notice convening the meeting was published on March 1, 2017

Integrated Annual Report

4	Letter to shareholders
8	Profile of the year
14	Materiality and stakeholder engagement
16	Business model
18	Scenario and Performance
20	Strategy
22	Targets, risks and treatment measures
24	Governance
Operating review
28	Exploration & Production
44	Gas & Power
49	Refining & Marketing and Chemicals
Financial review and other information
56	Financial review
61	Profit and loss account
68	Summarized Group Balance Sheet
70	Summarized Group Cash Flow Statement
71	Risk factors and uncertainties
87	Outlook
88	Other information
89	Glossary

Letter to shareholders

Since the beginning of the oil downturn in 2014, Eni’s strategy has been refocused on three pillars: a successful exploration with low unit costs and a fast time to market; the deployment of the dual exploration model through the disposal of these successes anticipating the conversion in cash of resources as to reconcile organic growth and a robust balance sheet; a continuous focus on the cost base to adapt the business model to a low commodity price scenario both in upstream and in downstream businesses.

The outstanding industrial and financial results delivered in 2016 and strengthened growth and value prospects have proven the effectiveness of this strategy, launched in 2014, anticipating the extraordinary declining trend in Brent prices. First of all, in delivering our strategy, we strengthened the E&P segment, the main driver for growth and value generation.

In the last three years, hydrocarbon production increased by 15% (up by 240 kboe/d) exclusively organically, notwithstanding capex reduction. In 2017, Eni will continue to grow, reaching an all-time high output of about 1.84 million barrels of oil equivalent per day, adopting an even stricter capital discipline.

In 2016 once again, Eni reaffirmed its exploration leadership in the industry with 1.1 bln boe of additional resources, discovered mainly in Egypt.

Additions to the Company’s resources backlog were 3.4 bln boe in the last three years, at a cost of 1 $/boe.

Against the backdrop a weak commodity environment, we have redefined the role of exploration on near-field plays, to ensure fast production support and quick conversion of resources into economic returns.

We achieved extraordinary results with the gas discoveries of the Great Nooros area onshore and of Zohr, offshore Egypt, made in 2015-2016 and in 2015 respectively, as well as the oil discoveries of the Block Marine XII in Congo (2014-2015). These accomplishments owed to the application of our distinctive technologies to mature prospects, also in some cases relinquished by other operators.

All of these discoveries are characterized by an excellent time-to-market, due to their proximity to our existing facilities:

(i) the Nooros field was started-up just 13 months after the discovery; (ii) the super- giant Zohr gas field is expected to start-up in less than 30 months; (iii) the first of the Congo discoveries, Nenè Marine, achieved first oil in less than 15 months. These results reflect Eni’s priority to convert exploration successes rapidly into economic value by starting production quickly whilst looking to sell down stakes (dual exploration model) with a view of anticipating reserves monetization.

The effectiveness of our dual exploration model has been proved by the sale of a 40% stake in Zohr with expected cash in of approximately €2 billion, net of the reimbursement of expenditures incurred by Eni in 2016 and a reduced capex exposure while retaining a high growth rate. In the last three years, we significantly reduced the break-even of our project portfolio, this achievement was driven by competitive discovery costs, a design to cost approach in exploration which has focused conventional prospects in proximity of existing producing facilities leading to fast time-to-market and cost synergies, as well as efficient development activities and field operations.

Our new model to develop reserves foresees a strong integration between exploration phases and field start-ups, leveraging on technology and phased approach to minimize technical and economic risks. We will leverage on insourcing and solid monitoring of critical phases, such as engineering, commissioning and hook-up. In 2016 we reached the best ever performance in Eni’s history in terms of reserve replacement ratio at 193%, with an average rate of 150% in the 2014-2016 three-year period due to exploration success, progresses in the development activities and accelerated final investment decisions.

Also considering the 40% sale of Zohr, in 2016 the pro-forma reserve replacement ratio remains very robust at 139%, confirming the value of Eni’s dual exploration model, which does not jeopardize our future growth plans.

In the context of sluggish gas consumption in Europe, 100 billion

Eni Integrated Annual Report	Letter to shareholders	5

cubic meters lower than the pre-crisis level and weak refining margins, we have substantially completed the restructuring of the R&M and Chemicals segment and in the G&P segment we have launched all the actions to achieve the structural break-even by 2017. In 2016, these segments generated approximately €3 billion of operating cash flow compared to a deficit of €0.4 billion in 2013, funding cash outflows for capex and mitigating lower Brent prices. This turnaround leveraged on gas contract renegotiations, with approximately 70% of our supply portfolio indexed to hub, plant optimizations, widespread efficiency actions, as well as the de-risking of the portfolio exposure to the commodity volatility through trading activities and the reduction of the relative weight of basic commodities at the benefit of green production and value-added products.

In the 2013-2016 period, we disposed a number of interests in exploration licenses, our shareholdings in Snam and Galp and other non-core assets. Furthermore, we reduced Eni’s interest in Saipem, which has been deconsolidated. All these disposals, contributed proceeds of €20 billion, including also the pro-forma effects of the Zohr disposal.

Finally, the transformation of our model from a divisional organization to a fully-integrated company, resulted in more streamlined decision making processes and cost savings of €770 million on an annual basis compared to the 2014 budgeted level. Since 2014, Eni reduced capex by 37%, opex by 25% and G&A costs by 37%. These savings coupled with a 15% increase in production and the results of the restructuring at our mid-downstream businesses have lowered the Brent price at which we achieve cash neutrality for capex from $127 to less than $50. These actions help explain how in the three-year period 2014-2016 we generated cash flows of €35 billion, substantially in line with the 2011-2013 level (€37 billion), despite a plunge of more than 50% in crude oil prices.

At the end of 2016, leverage was 0.28, lower than the threshold of 0.3, decreasing by further 4 points when factoring the pro-forma effect of Zohr disposal. In 2016, leverage benefitted from the robust cash flow from operations of €7.7 billion and the disposals, mainly the closing of Saipem transaction with net proceeds of €5.2 billion, determining a reduction in net borrowings of €2 billion, funding €9.2 billion of capex and €2.88 billion of dividend payments.

A normalized measure of the cash flow from operating activities was €8.3 billion, calculated by excluding the negative effect of the Val d’Agri shutdown (€0.2 billion), a reclassification of certain receivables for investing activities to trading receivables (€0.3 billion), while including changes in working capital due to the sale of a 40% interest in Zohr (€0.1 billion).

This normalized cash flow funded approximatly 95% of 2016 capex, which reduced from €9.2 billion to €8.7 billion when deducting the expected reimbursement of past capex related to the divestment of a 40% interest in the Zohr project (€0.5 billion), despite a weak price scenario.

Eni’s performance in terms of corporate social responsibility fit with the excellent operating and financial results.

Our way of doing business, based on operating excellence, the constant focus on health and safety of people working in Eni, on local communities development, on climate and environmental issues as well as well’s risk management, are distinctive drivers of our business model.

Among 2016 milestones, is worth mentioning the agreement on the Gela industrial reconversion, proving our capability to combine economically sustainable business initiatives with local communities development and the safeguard of the environment, as well as continuing progress on HSE performances, at the top of the industry.

6	Letter to shareholders	Eni Integrated Annual Report

In safety, we continued to report excellent performances. In 2016, total recordable injury rate was 0.35, down by 21% from 2015 confirming our commitment to target a zero level of injuries.

GHG emissions further reduced by 3.6% from 2015 and most importantly emissions relating to upstream activities.

The unitary emission of CO2 per ton of oil equivalent produced, declined by 8.8%, in line with the targeted 43% reduction to

2025 compared to 2014. This will be recordable by leveraging on already selected flaring down projects, reduction of emissions from methane and energy efficiency projects.

Compared to 2015, the use of fresh water declined by 16% and oil-spills prevention activities enabled oil spills due to operations reduction (down by 27%) as well as due to sabotages (down by 20%). Furthermore, our zero blow-out and well accidents track record continued for a thirteenth consecutive year.

Looking ahead, to the prospects of the oil industry, we expect a gradual rebalancing in the oil market and a consequent recovery in the long-term Brent price to $70, also supported by the recent OPEC agreement e the cooperation of certain non-OPEC countries. The future of the energy sector will depend also on the ability of the oil majors to contribute to the no longer deferrable need to reduce GHG emissions.

Thus, the strategy was defined taking into account two time horizons: i) in the short-term, we expect a robust recovery in profitability and in cash flow generation, by solidifying the achievements of the last three years and by implementing the actions defined in the plan period; ii) in the long-term, we expect our business model to get ready for the low-carbon scenario, ratified by the Paris agreements.

The impact of launched and planned actions for the short to medium term, aiming to reduce operations’ carbon footprint and renewable energies development, will ensure Eni’s sustainability in the current scenario. This has been confirmed by the awards made to Eni by independent institutes, among which the inclusion of Eni in the A list of CDP, the only example among oil majors.

For the 2017-2020 period, we are planning €31.6 billion of capital expenditure, net of the capex reimbursement associated with the disposal program as part of our dual exploration model.

The planned capex will be directed for 86% to the upstream and will be 8% lower than the previous plan.

The reduction in capex is reflective of our capital discipline and the higher scale of the portfolio management.

While lowering capital expenditure, the average annual growth rate of hydrocarbon production is expected at 3%, post portfolio, higher than the 2.3% rate projected in the previous plan.

The planned start-ups of the four-year plan – mainly Zohr in Egypt, OCTP in Ghana, Jangrik in Indonesia, the East Hub field of Block 15/06 in Angola, already started up on February 8, 2017, five months earlier than scheduled – and a number of upgradings in core areas, ramp-ups and production optimizations will deliver an overall contribution of about 850 kboe/d by the end of the plan period.

The exploration will continue to be focused on near-field projects and on the appraisal of the last discoveries, while confirming our interest for conventional plays with high equity/materiality for the implementation of the dual exploration model. Our target is to discover 2 to 3 billion boe of new resources in the plan period. Planned actions in the E&P segment, together with opex control and optimization of the financial exposure to National Oil Companies, will drive profitable growth leveraging on the start-up of high quality projects and cash flow maximization.

In the Gas&Power segment, on the back of a complex scenario, a new round of realignment of long-term gas supply contracts to the market, reduction of logistic costs as well as the focus on high added-value segments (LNG, trading and retail markets) will underpin profitability and cash generation.

Our target is to reach the structural break-even by 2017, with a cumulative cash flow from operations for the four years 2017-2020 of approximately €2.6 billion.

In the Refining&Marketing segment, we expect to finalize plants optimization and green reconversions especially with the start-up of the Gela plant, to further improve efficiency in logistic and to

Eni Integrated Annual Report	Letter to shareholders	7

enhance conversion capacity in order to target a break-even margin of approximately 3 $/bl within 2018. In Marketing activity, profitability will be underpinned by product and service innovation, service quality and efficiencies.

We confirm the target of a cumulative cash flow from operations in the plan period of €3.3 billion, in spite of a weaker refinery environment compared to the previous plan.

In the Chemicals segment, we intend to develop valuable products (specialties and green chemistry) and to increase the international presence of Versalis through the start-up of joint ventures in Asia and by entering new markets leveraging on technology.

We aim to stabilize profitability ensuring the full coverage of capex with funds from operations.

Overall, planned actions on the base of results reached in the 2014-2016 three-year plan, will allow a strong cash generation and to confirm our Brent price target to cover capex and dividends. In 2017 we confirm cash neutrality at 60 $/bbl and below 60 $/bbl in the three years 2018-2020.

The execution of a robust disposal programme of €5-7 billion, excluding the Zohr deal already defined in 2016, concentrated in the first year of the plan period and relating mainly to the dilution of Eni’s interests in exploration assets, will make available further financial resources.

Beyond the plan period, Eni acknowledges that the main challenge the energy sector is facing is represented by the balance between the maximization of access to energy and the fight against climate change that necessarily involves changing the energy mix, reducing the carbon footprint.

Eni’s response to this challenge is the integrated strategy combining financial strength with social and environmental sustainability, structured in:

i) a cooperation and development model of Eni’s countries of operations, by which Eni is committed to produce power for the local market, to spread access to energy and diversify the energy mix;

ii) the operational model aiming at minimizing risks and social and environmental impacts of activities; in particular, Eni reduced in last ten years by 75% gas flared in its upstream activities and targets to zero gas flaring by 2025;

iii) a clear and defined strategy for decarbonization.

This strategy targets a 43% reduction of CO2 emission per ton of oil equivalent produced by 2025 and a portfolio of projects with a low potential of CO2 emissions. In particular, gas projects represent 58% of Eni’s assets portfolio; gas is expected to be the transition fuel for power generation and transport supply. Eni aims also to develop renewable sources in its countries of operations.

The plan 2017-2020 includes investments in renewables, mainly in photovoltaic sources, of more than €0.55 billion, targeting an installed capacity by 2020 of 463 MWp in Italy and other partner Countries.

Considering the incidence of gas in Eni’s reserves portfolio and the break-even reduction in development projects, we believe that by adopting strict price scenarios for GHG emissions, the company is not exposed to the risk of stranded reserves.

All in all, we believe that the Company has accomplished a solid competitive position leveraging on competences and exploration successes, a reduction in the full-cycle cost of the barrel produced consistently with a weakened trading environment, mid-downstream sustainability and, in the long-term, the ability to adapt to decarbonization.

At the end of our mandate, we are returning to you a company with a renewed strategy, more efficient and capable of structurally creating value in the emerging energy scenario.

In light of these results, the Board of Directors will propose to the Annual Shareholders’ Meeting the distribution of final dividend of €0.80 per share, of which €0.40 already paid as interim dividend in September 2016.

Going forward, we remain committed to a progressive distribution policy in line with our plans of underlying earnings and cash flow growth and the scenario evolution.

These goals and achievements owe greatly to the commitment, motivation and the capacity to adapt shown by Eni’s women and men in this three-year period, during which the Company has faced and won big challenges laying the foundation for future growth.

February 28, 2017

In representation of the Board of Directors

Emma Marcegaglia	Claudio Descalzi
Chairman	Chief Executive Officer and General Manager

Profile of the year

Exploration successes
‘
3.4 bln boe
of discovered resources in 2014-2016

Proved reserves
‘
7.5 bln boe
at year end with a replacement ratio of 193%

Cost optimization

-19%
Capex net of exchange rate effects
-€0.8bln
G&A

Disposal plan

€2.6 bln
about 40% of 2016-2019 plan

Exploration  Continuing strong exploration track record. Discovered 1.1 billion boe of additional resources at a cost of 0.6 $/boe. Additions to the Company’s resources backlog were 3.4 billion boe in the last three years, at a cost of 1 $/boe. Promising new prospects to be drilled in future years. Our dual exploration model proved to be successful (sale of 40% of Zohr).

 Reserve replacement   Organic reserve replacement ratio surged to 193% in 2016, the best ever performance in Eni's history, contributing to a 150% average in the last three years. The 2016 reserve replacement ratio confirmed to be very robust at 139% also considering the 40% sale of Zohr on a pro forma basis. At year end, hydrocarbon proved reserve were 7.49 billion boe with a life index of 11.6 years (10.7 years in 2015).

 Cash flow   FY normalized cash flow from operations up to €8.3 billion1 covering the 90% of 2016 capex, reduced to €8.7 billion from €9.2 billion, when excluding the reinbursement related to Zohr disposal (€0.5 billion). All mid-downstream businesses cash positive in the year.

 Capex optimization  Improved prospects of organic production growth over the next four years notwithstanding a 19% capex reduction y-o-y.

 E&P efficiency   Opex efficiency above expectations at 6.2 $/boe compared to 7.2 $/boe in 2015.

Leverage   Notwithstanding two years of Brent price downturn, Eni confirmed a solid financial structure with a leverage of 0.28, as of December 31, 2016, lower than management target of 0.3. This reflected an excellent cash flow from operations, capex optimization and disposals of assets.

Disposals   Defined in the year disposals for a total consideration of €2.6 billion, 40% of the 2016-2019 four-year target announced in March 2016 (€7 billion).

 Adjusted results  Adjusted operating profit: €2.32 billion, down by €2.2 billion (or -48%) due to the commodity price environment with a negative effect of €3.3 billion, while the four-month and a half shutdown of operations in Val d’Agri and lower non-recurring gains in G&P weighted for €0.6 billion. By contrast, efficiency gains and a reduced cost base, mainly in the E&P segment, improved the performance by €1.7 billion. Adjusted net result: a loss of €0.34 billion.

 Dividend   The Company's robust results and strong fundamentals underpin a dividend distribution of €0.8 per share of which €0.4 per share paid as interim dividend in September 2016. Reaffirmed a progressive remuneration policy going forward in line with an expected improvement in the commodity scenario and in our financial performance.

 Hydrocarbons production  2016 hydrocarbon production: 1.76 million boe/d in the year, in line with 2015, in spite of the Val d’Agri shutdown. In 2017, expected production growth to a record of 1.84 million boe/d (up by 4.5%) leveraging on the development of our portfolio of projects.

 E&P projects   Progressed construction activities at our development projects expected to come on stream in 2017 (Jangkrik - Indonesia, OCTP oil - Ghana and Zohr - Egypt). In Februray 2017, started-up the East Hub project in Angola, five months earlier than scheduled. These projects, together with the ramp-up of 2016 new production from Kashagan and Goliat, will strongly contribute to the cash generation in 2017 and following years.

In three years, projects break-even reduced leveraging on the exploration strategy, driven by the target of cost optimization in develop resources in production, effective development model and operating costs reduction.

(1) Normalized figure excluding the negative effect of Val d’Agri shutdown (€0.2 billion), a reclassification of certain receivables for investing activities to trading receivables (€0.3 billion) while including pro-forma effects of Zohr operation on working capital (€0.1 billion).

Eni Integrated Annual Report	Profile of the year	9

 Goliat   Start-up of Goliat field (Eni operator 65%) in the Barents Sea. Reached the production target of 100 kboe/d (65 kboe/d net to Eni).

 Kashagan   Restarted Kashagan field with the completion of the replacement of the damaged pipelines. Production capacity is expected to reach 370 kbbl/d in 2017.

 Nooros   Reached a production plateau of 85.5 kboe/d net to Eni from the Nooros field located in Egypt. This record-setting production level was reached in just 13 months after the discovery in July 2015 and ahead of schedule. With the drilling of additional development wells, the field is expected to reach a maximum production capacity of about 160 kboe/d in 2017. Nooros is an important achievement by Eni’s “near-field” exploration strategy, aimed at unlocking the presence of additional exploration potential located in proximity to existing infrastructures.

 Zohr   Sanctioned by the Egyptian Authorities the development plan of the Zohr discovery, where production start-up is expected by the end of 2017. Completed the drilling of wells and successfully performed the production test, which confirmed the mineral potential of the discovery.

 Mozambique   Authorities approved the development of the first development phase of Coral, targeting production of 5 tcf of gas. The Area 4 partners (Eni East Africa, joint operation between Eni and CNPC, Galp, Kogas and ENH) and BP signed a binding agreement for the sale, over a 20-year period, of approximately 3.3 million tons of LNG per annum (corresponding to about 5 bcm), which will be produced at the Coral South Floating facility.

In March 2017, ExxonMobil and Eni signed a sale and purchase agreement to acquire a 25% indirect interest in the Area 4 block, offshore Mozambique. The agreed terms include a cash price of approximately $2.8 billion. The completion of the deal is subject to satisfaction of certain conditions precedent, including clearance from Mozambican and other regulatory authorities.

 Safety   In 2016, Eni launched “Eni in Safety”, the new comunication and training program, aimed to publicize among the company’s levels the lesson learnt connected to near misses and injuries. This initiative and other investments in safety permits to reduce of 21% the total recordable injury rate of work force (down by 11% for employees and down by 25% for contractors), confirming the positive trend reported in the last years.

 Decarbonization strategy   Eni’s committement in fighting climate change has been recognized by CDP - Carbon Disclosure Project - through its annual assessment, which included Eni, unique among the Oil&Gas majors, in Climate A List 2016. The list includes the companies which are mainly distinguishing in climate change initiatives. The decarbonization strategy is also enhanced in the Oil and Gas Climate Initiative (OGCI), by the investment of $1 billion over the next ten years to develop and accelerate the commercial diffusion of new low-emissions technologies. Eni's strategy for climate change has been recognized by the Transition Pathway Initiative (TPI). This initiative promoted by thirteen major international investors of primary importance, is finalized to include the climatic issues in the investment decisions of the listed companies. TPI has rated Eni at the highest level. Furthermore, Eni was confirmed for the tenth consecutive year in the FTSE4Good index.

Fields development

Planned start-ups, 2016 ramp-ups and production optimization approximately
850 kboe/d
in 2020

Safety

TRIR down by 21%

10	Profile of the year	Eni Integrated Annual Report

Decarbonization

Start-up of Project Italia with
220 MWp of capacity installed by 2022

GHG emissions

GHG down by 9% per unit of production

down by 43% vs 2014 at 2025 target

 Renewable energies   Defined renewable energy projects in Italy and certain Eni's countries of operations. The "Project Italy" targets the development of projects in the area of renewable energy (energy production mainly addressed for own consumption) leveraging on the industrial property areas with a total capacity of about 220 MWp.

Outside Italy, Eni signed agreements for the development of new projects for the production of renewable energy, mainly in Algeria, Tunisia and Ghana.

 GHG emissions   GHG emissions for 2016 declined by 3.5% compared to 2015. This trend reflected lower emissions from combustion (down by 0.9 million tonnes), reduced methane emissions (down by 0.3 million tonnes) leveraging on initiatives to contain fugitive emissions as well as energy efficiency projects. The trend of GHG emission index compared to operated gross hydrocarbon of the upstream segment remains positive with a reductions of 9%.

 Oil spills due to operations   Oil spills due to operations higher than one barrel (88% related to E&P segment) declined by 29% compared to 2015, the Refining & Marketing and Chemicals segment reported a significant improvement, down by 69%, the overall volume spilled decreased to 134 barrels in 2016 from 427 barrels in 2015. In Nigeria, activities are underway to replace certain cases covering holes caused by sabotages, which are a potential weakness.

 Gela   Eni's commitment continued in 2016 on the activities defined in the Memorandum of Understanding signed in 2014, in accordance of the agreements with the Ministry for Economic Development and other Authorities. In April, obtained the permissions from the Authorities, Green Refinery project started, representing a milestone of the Protocol. Gela is the first cross and integrated project in Italy, in which Eni is committed to build a new industrial program in synergy with the local stakeholders.

 School-work alternation projects   In 2016 Eni signed a memorandum of understanding with the the Ministry of Education and the Ministry of Labour for the realization of initiatives involving Italian students of upper secondary schools, in order to promote the full integration between business and educational institutions.

The Protocol is structured on the institutes of the school-work alternation and first-level apprenticeships.

Eni Integrated Annual Report	Profile of the year	11

Financial highlights(*)(**)
		2014	2015	2016
Net sales from operations	(€ million)	98,218	72,286	55,762
Operating profit (loss)		8,965	(3,076)	2,157
Adjusted operating profit (loss)(b)		11,223	4,486	2,315
Adjusted net profit (loss)(a)(b)		3,723	803	(340)
Net profit (loss)(a)		1,720	(7,952)	(1,051)
Net profit (loss) - discontinued operations(a)		(417)	(826)	(413)
Group net profit (loss)(a) (continuing + discontinued operations)		1,303	(8,778)	(1,464)
Comprehensive income(a)		6,817	(3,416)	819
Net cash flow from operating activities(b)		13,544	12,155	7,673
Capital expenditure		11,178	10,741	9,180
of which: exploration		1,030	566	417
development of hydrocarbon reserves		9,021	9,341	7,770
Dividends to Eni’s shareholders pertaining to the year(c)		4,037	2,880	2,881
Cash dividends to Eni’s shareholders		4,006	3,457	2,881
Total assets at year end		150,366	139,001	124,545
Shareholders’ equity including non-controlling interests at year end		65,641	57,409	53,086
Net borrowings at year end		13,685	16,871	14,776
Net capital employed at year end		79,326	74,280	67,862
of which: Exploration & Production		51,061	53,968	57,910
Gas & Power		9,031	5,803	4,100
Refining & Marketing and Chemicals		9,711	6,986	6,981
Share price at year end	(€)	14.5	13.8	15.5
Weighted average number of shares outstanding	(million)	3,610.4	3,601.1	3,601.1
Market capitalization(d)	(€ billion)	52	50	56

(*) Pertaining to continuing operations. Following the divestment of Saipem in January 2016, the results of the segment have been classified as discontinued operations based on the guidelines of IFRS 5. The comparative reporting periods have been restated consistently.
(**) Effective January 1, 2016, management modified on voluntary basis the criterion to recognize exploration expenses adopting the accounting of the successful-effort-method (SEM). Accordingly, the comparative amounts disclosed for the FY 2016 have been restated. The retrospective application of the SEM has required adjustment of the opening balance of the retained earnings and other comparative amounts as of January 1, 2014. Specifically, the opening balance of the carrying amount of property, plant and equipment was increased by €3,524 million, intangible assets by €860 million and the retained earnings by €3,001 million. Other adjustments related to deferred tax liabilities and other minor line items. Concerning the FY 2015, the adoption of SEM determined a reduction of operating profit of €815 million. More information is disclosed in the notes of the consolidated financial statement of the 2016 Annual Report on Form 20-F.
(a) Attributable to Eni’s shareholders.
(b) Non-GAAP measures. Results of comparative periods are calculated on a standalone basis, i.e. by excluding the results of Saipem earned from both third parties and the Group’s continuing operations, therefore determining its deconsolidation.
(c) The amount of dividends for the year 2016 is based on the Board’s proposal.
(d) Number of outstanding shares by reference price at year end.

Summary financial data
		2014	2015	2016
Net profit (loss) - continuing operations
- per share(a)	(€)	0.48	(2.21)	(0.29)
- per ADR(a)(b)	($)	1.27	(4.90)	(0.65)
Adjusted net profit (loss) - continuing operations
- per share(a)	(€)	1.16	0.37	(0.09)
- per ADR(a)(b)	($)	3.08	0.82	(0.20)
Cash flow - continuing operations
- per share(a)	(€)	4.01	3.58	2.13
- per ADR(a)(b)	($)	10.66	7.95	4.72
Adjusted Return on average capital employed (ROACE)	(%)	5.8	1.8	0.2
Leverage		21	29	28
Coverage		7.7	(2.4)	2.4
Current ratio		1.5	1.4	1.4
Debt coverage		105.7	76.3	51.9
Dividends pertaining to the year	(€ per share)	1.12	0.80	0.80
Total Share Return (TSR)	(%)	(11.9)	1.1	19.2
Pay-out		310	(33)	(197)
Dividend yield(c)	(%)	7.6	5.7	5.4

(a) Fully diluted. Ratio of net profit/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.
(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c) Ratio of dividend for the period and the average price of Eni shares as recorded in December.

12	Profile of the year	Eni Integrated Annual Report

Operating and sustainability data(a)
		2014	2015	2016
Employees at year end	(number)	34,846	34,196	33,536
of which: women		8,076	7,960	7,700
outside Italy		13,639	13,316	12,626
Local employees outside Italy	(%)	86	85	85
Female managers (senior managers and managers)	(%)	23	24	24
Pay gap (women vs men)	(%)	97	97	97
TRIR (Total Recordable Injury Rate)	(recordable injuries/worked hours) x 1,000,000	0.71	0.45	0.35
of which: employees		0.56	0.41	0.36
contractors		0.79	0.47	0.35
Fatality index (employees and contractors)	(Fatal injuries per one hundred millions of worked hours)	1.03	1.46	0.72
Near miss(b)	(number)	1,729	1,489	1,644
Training expenditures	(€ million)	39.1	29.1	26.6
Training hours	(thousand hours)	1,213	1,099	939
of which: e-learning		120	183	197
Total volume of oil spills (> 1 barrel)	(barrels)	15,562	16,481	5,648
of which: due to sabotage and terrorism		14,401	14,847	4,489
operational		1,161	1,634	1,159
Direct GHG emissions	(mmtonnes CO2eq)	42.02	41.56	40.10
of which: CO2 equivalent from combustion and process		30.92	31.49	30.60
CO2 equivalent from flaring		5.73	5.51	5.40
CO2 equivalent from non-combusted methane and fugitive emissions		3.48	2.77	2.42
CO2 equivalent from flaring		1.89	1.80	1.67
Total water withdrawals	(mmcm)	1,874	1,805	1,851
of which: sea water		1,704	1,634	1,710
fresh water		160	157	130
salt/salty water from subsoil or surface		10	13	12
R&D expenditure(c)	(€ million)	174	176	161
of which: new energy				51
First patent filing applications	(number)	64	33	40
of which: filed on renewable sources		29	16	12
Number of suppliers used	(number)	13,145	11,380	10,041
Total procurement	(€ million)	24,068	20,350	13,249
of which: local procurement		15,183	13,412	10,390
Interventions on the territory based on agreements, conventions and PSAs (Community investment)	(€ million)	65	75	67
Exploration & Production
Employees at year end	(number)	12,777	12,821	12,494
TRIR (Total Recordable Injury Rate)	(recordable injuries/worked hours) x 1,000,000	0.56	0.34	0.34
of which: employees		0.20	0.22	0.34
contractors		0.68	0.39	0.34
Net proved reserves of hydrocarbons	(mmboe)	6,602	6,890	7,490
Average reserve life index	(years)	11.3	10.7	11.6
Hydrocarbon production(d)	(kboe/d)	1,598	1,760	1,759
Organic reserve replacement ratio		112	148	193
Profit per boe(e)(f)	($/boe)	14.5	7.4	2.7
Opex per boe(e)		8.4	7.2	6.2
Cash flow per boe		30.1	20.9	12.9
Finding & Development cost per boe(f)		21.5	19.3	13.2
Direct GHG emissions	(mmtonnes CO2eq)	23.4	22.8	20.4
CO2 emissions/100% operated hydrocarbon gross production(g)	(tonnes CO2 eq/toe)	0.201	0.182	0.166
% produced water re-injected	(%)	56	56	58
Volumes of hydrocarbon sent to flaring	(mmcm)	1,767	1,989	1,950
of which: sent to flaring process		1,678	1,564	1,530
Oil spills due to operations (> 1 barrel)	(barrels)	936	1,177	1,025
Interventions on the territory based on agreements, conventions and PSAs (Community investment)	(€ million)	63	72	63

(a)	Pertaining to continuing operations.
(b)	Incidental events which do not transform in damages or injuries.
(c)	Net of general and administrative costs.
(d)	Includes Eni’s share in joint ventures and equity-accounted entities.
(e)	Related to consolidated subsidiaries.
(f)	Three-year average.

(g) Hydrocarbon production from fields fully operated by Eni (Eni’s interest 100%) amounting to 122 mln toe, 125 mln toe and 117 mln toe in 2016, 2015 and 2014, respectively.

Eni Integrated Annual Report	Profile of the year	13

Operating and sustainability data(a)
Gas & Power		2014	2015	2016
Employees at year end	(number)	4,561	4,484	4,261
TRIR (Total Recordable Injury Rate)	(recordable injuries/worked hours) x 1,000,000	0.82	0.89	0.28
of which: employees		0.87	0.91	0.27
contractors		0.70	0.81	0.31
Worldwide gas sales	(bcm)	89.17	90.88	88.93
- in Italy		34.04	38.44	38.43
- outside Italy		55.13	52.44	50.50
Customers in Italy	(million)	7.9	7.9	7.8
Direct GHG emissions	(mmtonnes CO2eq)	10.12	10.57	11.22
GHG emissions/kWheq (EniPower)	(gCO2eq/kWheq)	409	409	398
Installed capacity power plants	(GW)	5.3	4.9	4.7
Electricity produced	(TWh)	19.55	20.69	21.78
Electricity sold		33.58	34.88	37.05
Customer satisfaction rate(h)	(scale from 0 to 100)	81.4	85.6	86.2
Refining & Marketing and Chemicals
Employees at year end	(number)	11,884	10,995	10,858
TRIR (Total Recordable Injury Rate)	(recordable injuries/worked hours) x 1,000,000	1.51	1.07	0.38
of which: employees		1.60	0.97	0.44
contractors		1.40	1.17	0.32
Oil spills due to operations (> 1 barrel)	(barrels)	225	427	134
Direct GHG emissions	(mmtonnes CO2eq)	8.45	8.19	8.50
SOx emissions (sulphur oxide)	(ktonnes SO2eq)	6.84	6.17	4.35
Refinery throughputs on own account	(mmtonnes)	25.03	26.41	24.52
Retail market share in Italy	(%)	25.5	24.5	24.3
Retail sales of petroleum products in Europe	(mmtonnes)	9.21	8.89	8.59
Service stations in Europe at year end	(number)	6,220	5,846	5,622
Average throughput of service stations in Europe	(kliters)	1,725	1,754	1,742
Balanced capacity of refineries	(kbbl/d)	617	548	548
Capacity of biorefineries	(ktonnes/year)	360	360	360
Production of biofuels	(ktonnes)	105	179	191
GHG emissions/refining throughputs (traditional refineries)(i)	(tonnes CO2 eq/kt)	287	237	272
Production of petrochemical products	(ktonnes)	5,283	5,700	5,646
Sales of petrochemical products		3,463	3,801	3,759
Average plant utilization rate	(%)	71	73	72

(h)	The average evaluation reflects results of customers interviews based on clarity, courtesy and waiting time.
(i)	2014 data includes Livorno, Sannazzaro, Taranto and Gela; 2015 data refers to Livorno, Sannazzaro and Taranto.

Materiality and stakeholder engagement

Eni’s materiality definition process

Materiality is the result of the identification, evaluation and prioritization of the relevant sustainability issues that impact significantly the company’s ability to create value in the short, medium and long-term.

The materiality process is based on the analysis of three steps:

➤	CEO’s guidelines for preparation of the four-year strategic plan;

➤	the potential ESG risks, identified by the internal risk assessment;

➤	the evaluation of the main requests promoted by the stakeholders on sustainability issues.

The combination of the results of the three previous assessments allowed to identify the 2016 relevant issues:

-	integrity in business management (transparency, anti-corruption);
-	safety of the people and asset integrity;
-	human rights and equal opportunities for all people;
-	combating climate change (GHG reduction, energy efficiency, renewable energies) and reduction of environmental impact (protection of water resources, biodiversity, oil spill prevention);
-	local development/local content and promotion of access to energy;
-	technological innovation.

Engagement procedures for stakeholder engagement

Eni’s people

Survey on company’s climate extended to all Eni’s people and start-up of a coherent plan of communication and improvement, constantly supervised. Training programmes and on-the-job training. Welfare initiatives. Enhancement of excellence and internal know-how through the development of Eni Faculty and the narrative of the direct experiences by Eni’s people. Communication plans shared through the company’s intranet, internal events and CEO’s blog. Dialogue with the European Works Council (EWC) on Eni’s policies within the European framework and with the representatives of the European Observatory for Safety and Health at Work. Renewal of two framework agreements with the Italian labor unions (“International industrial relations and Corporate Social Responsibilities” and “European Observatory on Health, Safety and Environment with Trade unions”).

Suppliers

Activity of market intelligence, qualification, management and development of supply chain, through check and monitoring of the supplier’s skills on economic, financial, technical, organizational and sustainable aspects, compliance on HSE system and quality. Support on development of supplier’s skills relating to the deficiencies raised from the assessment activities.

Eni Integrated Annual Report	Materiality and stakeholder engagement	15

Universities and research centers

Four-year renewal of Eni-MIT agreement. Three-year renewal of the agreement with Politecnico of Turin. Signed the agreement with INSTM (Consorzio Interuniversitario Nazionale per la Scienza e Tecnologia dei Materiali).

Financial community

Launch of the strategic plan in London, Milan and Road Show in Europe, North America and Asia. Conference call on quarterly results. Participation in thematic conferences organized by brokers. Investor day in New York. Launch of the Environment Social Governance in Paris. Corporate Governance Road-Shows. Engagement with investors and Proxy Advisors relating to the Shareholders Meeting.

Local communities

Emission of Annex C: “Grievance mechanism” at the MSG “Responsible and sustainable company”. Development of local system of sustainability management in 5 Countries: the UK, Venezuela, Turkmenistan, Algeria, Iraq. Consultation activity of the local community in the field of resettlement and livelihood restoration in Mozambique, Kazakhstan and Ghana. Public consultation in permitting processes in Myanmar, Mozambique, Ghana, Egypt. Work tables for project, management and realization of social projects (i.e.: sectorial committee in Pakistan, technical and management committee of Hinda project in Congo, local committee in Ecuador, committee addressed to the development of Green River Project in Nigeria). Publication of the local Sustainability Report in Gela. Information workshop in Basilicata territorial themes and training project in educational area.

Domestic institutions, European and international institutions, international organizations

Participation in the main multi-stakeholder tables promoted by Italian Government (MAECI, MSE, CIDU) on human rights and Anti-Corruption initiatives. Regular meetings with political and institutional members, national, European, of diplomatic representations in Italy and International organizations. Active participation in service conferences, technical tables, intergovernmental commissions on climate and energy issues.

National and international NGOs

Dialogue and discussions with main Italian and International NGOs on sustainable issues for Oil&Gas industry. Dialogue with NGOs based in Bruxelles on institutional dossier relating to climate change.

The United Nations system

Participation in the main discussions with United Nations and Companies (Private Sector Forum, Annual Forum on Business and Human Rights). Subscription of the initiatives organized in the field of Global Compact LEAD (Leader Summit, LEAD Symposium on Breakthrough Innovation). Participation in the work groups on human rights and fight against corruption in the Global Compact.

Customers and consumers

Dialogue with the Customers’ Associations (AdC) with focus on service quality addressed to customers, energy efficiency, sustainability and reliability of Eni services and products. Meetings and workshops finalized to increase customer satisfaction. Signing of new Equal Conciliation Protocol in line with the European ADR (Alternative Dispute Resolution) legislation and definition of a common protocol for prevention and management of not-requested commercial practices. Implementation and empowerment of telephone channels “Filogiallo” dedicated to AdC in order to help the management of possible problems with gas and energy services.

Other sustainability organizations

Participation in OGCI (Oil & Gas Climate Initiative) as founder member, at the anti-corruption Working Group of B20/G20 and at work groups of WBCSD, IPIECA and EITI “O&G constituency”. Participation in the initiative of IEA/“Big Ideas” on “African development and Access to Energy”.

Business model

Eni’s business model targets long-term value creation by delivering on profitability and growth, efficiency, operational excellence and handling operational risks of its businesses. Eni identifies as main challenge of the energy industry the balance between the maximization of the access to energy and the fight against the climate change, which necessarily involves a change in the energy mix, through the reduction of carbon footprint. The answer of Eni to this challenge is the integrated strategy that combines financial strength with social and environmental sustainability, articulated on the following critical success factors: i) the cooperation and development model relating to the Countries in which Eni operates. Eni’s commitment is addressed to the energy production for domestic market, the diffusion of the access to energy and diversification of the energy mix; ii) the operating model able to minimize risks and the social and environmental impacts of the activities; iii) a clear and defined strategy of decarbonization.

The environmental conservation and relationships with local communities, the fight against the climate change, the preservation of health and safety of people working in Eni and with Eni, the respect of human rights, ethics and transparency represent the fundamental values which address the use of Eni’s distinctive assets.

In the following page, the table provides details about our distinctive assets, analyzed on the basis of financial, operational, environmental, technological, human, social and relational dimensions, in order to identify the related quantitative parameters (KPIs). These KPIs allow a continuous monitoring of the target achievement and the identification of the intervention areas by pursuing the strategic guidelines that allow, in an increasingly complex scenario, to optimize and anticipate the value creation.

The benefits for the company and stakeholders are highlighted as result of the use of our assets and their related connections.

Eni Integrated Annual Report	Business model	17

Dimension	Distinctive assets for value creation	Main KPIs	Value creation for Eni	Value creation for Eni's stakeholders
ECONOMIC AND FINANCIAL	- Financial structure - Liquidity reserves	- Cash flow from operations - Leverage - Dividend per share - Dividend yield - Opex per boe (E&P) - Adjusted operating profit - Net profit - F&D cost (3 year average) (E&P) - Capital expenditure - Future net cash flows	- Going concern - Lower cost of capital - Leverage optimization - M&A opportunities - Mitigation of market volatility - Credit rating	- Yields - Share price appreciation - Social and economic growth - Satellite activities
OPERATING PERFORMANCE	- Hydrocarbon reserves (oil and gas) - Efficiency in exploration - Reduced time to market - Developed and productive assets - Retail G&P portfolio - Refineries and bio-refineries - Chemical plants - Green plants - Integrated risk management	- Discovered resources on yearly basis and cumulated - Unit Exploration cost per boe (E&P) - Organic RRR - Break-even of new upstream projects - Time to market - Break-even SERM - Total biofuels production - Installed renewable energy power (MWp)	- Profitability - Growth in hydrocarbon reserves - Enlarging asset portfolio - Increase assets value - Reduction of operational risk - Reputation - Energy and operational efficiency	- Availability of energy sources and green products - Energy for local market - Satellite activities - Reduction of emissions and responsible use of resources - Employment
ENVIRONMENTAL AND CLIMATE	- Hydrocarbon reserves (oil and gas) - Air - Water - Biodiversity and ecosystems - Soil	- Reserves by type - Direct GHG emissions (tons CO_2eq) - Gas flaring - Upstream GHG emission index - Investments in energy efficiency - Avoided emissions due to renewable energy - Oil spill from operations - Water withdrawal	- Growth in hydrocarbon reserves - Opex reduction - Higher energy efficiency - Operating risks mitigation - Reputation - License to operate - Stable relationship with stakeholders	- Reduction of GHG emissions - Reduction of gas flared - Reduction of oil spill - Mitigation of blow-out risk - Biodiversity preservation - Green products - Containment of water consumption - Energy efficiency
INNOVATION AND RESEARCH	- Technologies and intellectual properties - Corporate internal procedures - Corporate governance system - Control and management system - Knowledge management - ICT (Green Data Center)	- Investments in R&D by type (of which: new energy) - Number of R&D partnership - Tangible value generated by R&D activity - Number of patents in renewable energies	- Competitive advantage - Risk mitigation - Transparency - Productivity - License to operate - Stakeholders' Acceptability - Increase of energy and operational efficiency	- Reduction of environmental and social impacts - Transfer of best available technologies and know-how to host Countries - Contribution to fight against corruption in host Countries - Green products
PEOPLE AND SAFETY	- Health and safety of people - Know-how and skills - Experience - Engagement - Diversity (gender, seniority, geographical) - Eni's thinking - Asset integrity	- Number of total employees by gender and type - Local employees by category - TRIR (Employees and Contractors) - Investments and spending in asset integrity - Frequency of incidents by sectors (including blow-out)	- Productivity - Efficiency - Competitiveness - Innovation - Risk mitigation - Reputation - Talent attraction - Job enhancement - Career advance	- Create employment and preserve jobs - Wellness of Eni's people and local communities - Increase and transfer of know-how
SOCIAL, HUMAN RIGHTS AND TRANSPARENCY	- Relationship with stakeholders (institutions, governments, communities, associations, customers, suppliers, industrial partners, NGOs, universities, labor unions) - Eni brand	- % procurement on the local market by Country - Community investments - N. of people trained/training hours on human rights - Total payments to Governments	- Operational & Social license - Reduction in time to market - Reduction in Country risk - Market share - Alignment to international best practices - Reputation - Competitive advantage - Customers retention - Suppliers reliability	- Local socio-economic development - Customers and suppliers satisfaction - Share of expertise with territories and communities - Satisfaction and incentive of people - Promoting respect for workers' rights - Contribution to fight against corruption in host Countries

Scenario and Performance

An international environment characterized by oversupply and low prices, the ongoing transformations in the European mid-downstream businesses and the process of decarbonization in the energy system, represent the main challenges faced by the oil companies. The surplus in supply and the downward dynamic on prices continue to require a strategy of capex rationalization, addressed to projects with lower break-even and initiatives finalized to cost reduction. To achieve the target of limiting global temperature increase, natural gas will play a central role as main full alternative to carbon.

  Transition towards a low-carbon energy mix

Companies operating in the energy sector have to face with challenges arisen from COP21 such as climate change and gradual decarbonization process. In this context, natural gas represents an opportunity for a strategic repositioning, due to gas low carbon intensity and the integration with renewable sources in order to produce electricity. To achieve these targets the promotion of policies aimed to replace coal in electricity generation will be crucial.

  First signs of rebalancing

In 2016, the decline in non-OPEC production, particularly in the USA, and the robust increase in demand were offset by growth in OPEC production which has slowed the absorption of surplus in the world oil balance. Only at the end of the year, the return of a market control policy, led to a historic agreement between OPEC and non-OPEC in order to support the price, with a cut in production expected for the first half of 2017. The year closes with an average Brent price of 44 $/bbl, moving from the minimum of 31 $/bbl reported in January to 54 $/bbl in December.

  The future productions affected by price recovery

The oil industry suffers two consecutive years of cutting investment, with consequent reduction in exploration activities and sanctioning of new projects. Although in 2017 is expected a recovery in activities, the additional productions might not be adequate to satisfy the robust growth in demand. In the long-term oil supply must constantly provide the replacement of fields natural decline. The oil companies need a stable increase in prices to accelerate activities and investments in order to recover productions.

The ongoing transformation of European mid-downstream businesses

In the European refining industry persists a strong competitive pressure by players located in the Middle East, the USA and Russia (main diesel supplier in Europe) and Asia, which present competitive advantages in terms of costs of procurement and efficiency. Despite the capacity rationalization realized in recent years, Europe remains in a situation of structural fuel surplus in a context characterized by a more independent position of the United States, which traditionally represented a final market for European gas streams.

In 2016, gas price trend is confirmed descendent due to the persistence of global oversupply.

Against the backdrop of a slight recovery in demand, the supply of gas remains abundant and increasing compared to the previous year.

Eni Integrated Annual Report	Scenario and Performance	19

Discovered resources
1.1 bln boe of discovered resources
Dual Exploration Model
Disposals closed in 2016 €2.6 bln
2016 Reserve Ratio Replacement 193%
Final Investment Decision (FID)
2016 production 1,760 kboe/d
GHG emission upstream/production -9%
Unitary exploration cost
0.6 $/bbl in 2016
Technical cost OPEX + DD&A
Average break-even in projects
Time to market
Cash flow per barrel 12.9 $/bbl
Cost and process efficiency
~€0.8 bln of savings
Saipem deconsolidation
Reduction of net borrowings €4.8 bln
G&P cash flow generation €2.2 bln
Reduction of refining capacity
-30% of refining capacity
Refining break-even margin 4.2 $/bbl
Plants reconversion
Gela and Venice reconversion
Efficiency in chemical business
Focus on chemical specialties
Adjusted EBIT in chemical business €305 mln

Strategy

Industrial Plan

At the end of 2016, as a result of the production cut agreement, Brent price returned to rise, recording a value of approximately 55 $/bbl. Eni’s industrial plan is incorporating a Brent scenario of 55 $/bbl in 2017 and a gradual recovery in the subsequent years, up to long-term case of 70 $/bbl in 2020, following the progressive rebalancing of the market.

The main goal of Eni’s growth strategy is to build a high-margin cash portfolio and will be pursued through the following levers:

the portfolio consolidation through high impact exploration activity on conventional basins, in proximity of existing facilities and not far from the final market the development of projects with a “design to cost” approach, aimed to accelerate production start-ups and reduce financial exposure the maximization of value through the integration of our portfolio with gas marketing activities (with a more relevant role played by LNG), the improvement of mid-downstream businesses and the active management of portfolio based on Dual Exploration Model

Leveraging on this business model, Eni intends to pursue in the medium and long-term, a high growth production rate, preserving a financial structure allowing the coverage of capex with operating cash flow, assuming in the 2017-20 period an average price level lower than 45 $/bbl.

Over the next four years, the Company plans to invest €31.6 billion, 8% lower than the previous plan at constant exchange rates, net of capital expenditure associated with our disposal activity to dilute Eni’s interest in recent exploration successes. The four-year capex plan is more selective than in the past and is focused on the more profitable projects and accelerated returns in portfolio.

The 2017-20 divestment plan amounts to €5-7 billion, due to the application of “Dual Exploration Model”, anticipating monetization of discoveries, as well as further refocusing of activities on the core business.

The combined effect of the industrial actions for the development of the Exploration & Production segment, the optimization of mid-downstream businesses and widespread initiatives of spending review will allow to reduce the Brent break-even level with a cash neutrality (including dividend floor) at 60 $/bbl by 2017 and lower than 60 $/bbl in the three years 2018-2020.

Dividend Policy

Considering Group’s transformation process and Eni strategic goals, the Company will propose a dividend of €0.80 per share in 2017.

2017-2020 targets

Capex cash neutrality <an average 45 $/bbl in 2017-20 period

In 2017 organic cash neutrality (capex and dividend) at 60 $/bbl, for 2018-20 period < 60 $/bbl

Capex down by 8% vs previous plan at constant exchange rate	€31.6 bln
in the four years
Asset disposal program	€5-7 bln

GHG emissions in upstream	down by 43%
within 2025
Zero routine flaring by 2025

Maintenance of project portfolio with a low CO2 emission profile

Eni Integrated Annual Report	Strategy	21

Upstream 2017-2020 targets Enhancement and growth of exploration resources: - focus on the appraisal of recent exploration discoveries, near-field opportunities with a low time to market and quickly monetization as well as on highly material legacy areas (East Mediterranean area, Western and Eastern Africa) and in the deep offshore; Discovered resources 2-3 bln boe - exploration projects with high interest to implement the Dual Exploration Model. Hydrocarbon production up by 3% on yearly basis Increase in cash flow from operations: average 15$/bbl for 2017-18 period @ Brent 57.5 $/bbl average 20$/bbl for 2019-20 period @ Brent 67.5 $/bbl - hydrocarbon production growth at 3% on average in the four year plan after disposal, leveraging on the contribution of new projects start-ups and ramp-ups over the plan period with a cash flow per boe higher than the average of our portfolio; control of the decline rate through focused action pf production optimization; Cash flow per barrel increase 2017-2020 targets - phased development and design to cost approach to minimize financial exposure and accelerate production start-ups; - widespread actions to reduce opex, G&A and optimize working capital. Mid-Downstream 2017-2020 targets G&P Fully alignment of gas supply contracts to market conditions - gas supply portfolio fully aligned to market conditions and logistic costs reduction to target structural break-even by 2017; Structural break-even by 2017 - enhancement of customer base; - refocusing of midstreamer activity through the development and strengthen of the integration with upstream to value and trade equity gas, mainly leveraging on LNG sales and skills on the gas value chain. Cumulative cash flow from operations €2.6 bln in the four years R&M and Chemicals Break-even refining margin 3$/bbl by 2018 - progressive reduction of break-even margin in refining; - growth in marketing results leveraging on a marketing strategy to innovate products and services and on efficiency; Cumulative cash flow from operations in R&M €3.3 bln in the four years - developing green chemical and critical sites reconversion; - products portfolio differentiation to concentrate on higher margin products (specialties). Completion of Venice bio-refinery and green reconversion of the Gela plant Chemical business: stable profitability and cash flow neutrality in the four-year plan Cumulative cash flow from operations in the Chemical business €1.2 bln in the four years Decarbonization 2017-2020 targets 2017-2020 targets - plants set up, mainly in the photovoltaic business, near Eni’s existing assets and development of new initiatives in Eni’s high potential Countries of operations; €0.55 bln in the four years Capex in renewable energies - identification of new opportunities in renewable sector through skills improvement and technological upgrade, also leveraging on the collaboration with the Research and Development department. Installed capacity of photovoltaic plants 463 MWp

Targets, risks and treatment measures

In the table below, Eni’s top risks are presented with regard to the Company’s targets. For a detailed description of these risks, or, in addition, for further less relevant uncertainties factors, see the section “Risk factors and uncertainties”.

Commodity risk

Company profitability	Target

Main risk events

Prolonged weak macroeconomic growth and crude oil oversupply.

Treatment measures

Revision of capital expenditure plan; disposal plan; reduction of new projects break-even price; widespread efficiency initiatives.

Rif. Risk factors and uncertainties section pages 71-72
Operational risk, accidents

Company profitability and Corporate Reputation	Target

Main risk events

Blow-out risks and other relevant accidents affecting the extractive infrastructures, refineries and petrochemical plants, the transportation of hydrocarbons by sea and land (i.e. fires/explosions, etc.) with impact on results, cash flow, reputation and strategies.

Treatment measures

Geologic “Real time monitoring” of well drilling phases and pre-drill, real time evaluation of geohazards and geopressions risks, specific technological development and emergency management plans; specific HSE audit and plants monitoring; management and continuous monitoring of shipping operation and third operators, vetting activities.

Rif. Risk factors and uncertainties section pages 80-82
Country risk

Company profitability	Target

Main risk events

Political and social instability in the Countries of operations may lead to acts of internal conflicts, civil unrests, violence, sabotage and attacks, with consequent production interruptions and losses as well as interruptions in gas supplies via pipe and people and assets damages.

Treatment measures

Implementation of the security management system with the analysis of the preventive measures specific for site, keeping efficient and long-lasting relationships with producing Countries and local stakeholders even throughout local social development and sustainability projects; diversification of portfolio assets since the exploration phase.

Rif. Risk factors and uncertainties section pages 78-79

Compliance risk

Corporate Reputation	Target

Main risk events

Negative impact on the Company reputation and business perspectives due to the lack in compliance (real or perceived) with the laws and rules, in particular on Anti-Corruption themes, on behalf of management, employees and contractors, with negative effects on profitability, strategies and shareholders return.

Treatment measures

Establishing the Integrated Compliance Department directly reporting to the CEO; continuing training for compliance/ Anti-Corruption and higher management awareness on the culture of company ethic and integrity; the control on the adequacy of the design and correct application of the 231 Model (Watch Structure), continuous updating of the internal procedures (Code of Ethics, MSG, etc.), continuous monitoring of regulatory developments and a corresponding adaptation of the Anti-Corruption Compliance Program, process of analysis and notices treatment, audit activity, continuing control on the management of legal proceedings performed by dedicated organizational structures.

Rif. Risk factors and uncertainties section page 83
Operational risk

Company profitability and Corporate Reputation	Target

Main risk events

Environmental and health proceedings as well as evolution in HSE legislation may trigger contingent liabilities, impact on Company profitability (costs for remediation activities)and on Corporate reputation.

Treatment measures

Integrated system of HSE management. Transversal organizational unit dedicated to legal assistance to HSE matters; monitoring of authorization processes of the remediation projects through a continuous dialogue with the stakeholders and the competent Authorities for the remediation activities; technological development activities with international universities and partnerships with environmental engineering company.

Rif. Risk factors and uncertainties section pages 73-75
Strategic risk

Company profitability
and Corporate Reputation	Target

Main risk events

The impact of climate change mainly relating to drivers of trading environment, regulatory framework and technological development, physical risks and reputation.

Treatment measures

Strengthening of the Climate Change issue in the strategic plan, with medium-term targets and capex in line with the 2025 Action Plan; update of the Climate Change program for the definition of a road map for long-term decarbonization; strengthening of gas as a pillar of the low-carbon transition. Development of a business model integrated with renewable energies; sustainable development of green refinery business and specific initiatives of bio-based chemistry.

Rif. Risk factors and uncertainties section pages 80-82

Eni Integrated Annual Report	Targets, risks and treatment measures	23

Strategic risk

Relationship with Stakeholders,

Local development

and Corporate Reputation	Target

Main risk events

Relationships with local and international stakeholders on Oil&Gas industry activities, with impact also in the media.

Treatment measures

Dialogue and transparency towards stakeholders on Eni’s businesses and sustainability activities; detailed mapping of stakeholders requests; integration of targets and sustainability projects within the strategic plan and incentive program; participation in conferences and international forums also aimed at spotting any “weak signals” from the context.

Rif. Risk factors and uncertainties section pages 78-79
Strategic risk

Company profitability	Target

Main risk events

Potential differencies between the cost of supply and the minimum off take obligations in take-or-pay long-term gas supply contracts compared to current market conditions.

Treatment measures

Prolonged supply portfolio restructuring process through the renegotiation of price-volume conditions and portfolio balancing through the sale of volumes not intended to commercial segments to the financial markets (physical and liquid financial hub) both in Italy and in Northern Europe.

Rif. Risk factors and uncertainties section pages 79-80
Strategic risk

Company profitability	Target

Main risk events

Unsettled extraordinary disposals.

Treatment measures

Existence of a central organizational structure managing extraordinary portfolio operations; Eni’s portfolio analysis, in consideration of Eni’s segments of operations. Evaluation of alternative deal structures, further disposal targets through portfolio analysis; management and preservation of a fair amount of strategic liquidity.

Rif. Risk factors and uncertainties section page 85

Counterparty risk

Company profitability	Target

Main risk events

Upstream credit and financing risk partner related to the credit proceeds delay or cost recovery. Mid-downstream business credit risk.

Treatment measures

Finalization of specific agreements on repayment plans of third parties receivables; negotiating, monitoring and soliciting towards the governmental authorities; carry agreements negotiation of; securitization package with in-kind withdrawals; receivables sold to financing institutions; time to bill reduction; strict selection and credit line for retail customers; captive insurance for an effective risk reduction.

Rif. Risk factors and uncertainties section pages 85-86
Evolution in the legislation

Company profitability	Target

Main risk events

Regulatory risk of the Oil, Gas&Power sector.

Treatment measures

Participation in forums, advocacy of Eni interests in a continuous dialogue with the institutions and the regulatory authorities; proactive oversight of legislative and regulatory dynamics.

Rif. Risk factors and uncertainties section pages 76-77
Operating risk

Company profitability	Target

Main risk events

Cyber security and industrial espionage.

Treatment measures

Internal structures and rules dedicated to IT security management and information protection, centralized governance model on Cyber security; units dedicated to prevention, monitoring and management of cyber attacks; operating plans aimed at increasing security of industrial sites, training and awareness initiatives dedicated to Eni’s employees.

Rif. Risk factors and uncertainties section page 86

Governance

Integrity and transparency are the principles that have inspired Eni in designing its corporate governance system[1], a key pillar of the Company’s business model. The governance system, flanking our business strategy, is intended to support the relationship of trust between Eni and its stakeholders and to help achieve our business goals, creating sustainable value for the long-term.

Eni is committed to building a corporate governance system founded on excellence in our open dialogue with the market and all our stakeholders.

Ongoing, transparent communication with stakeholders is an essential tool for better understanding their needs. It is part of our efforts to ensure the effective exercise of shareholder rights.

With this in mind, recognising the need for a deeper dialogue with the market, in 2016 Eni organised a new cycle of corporate governance roadshows involving the Chairman of the Board of Directors with the main institutional investors of Eni to present the Company’s governance system and main initiatives in the fields of sustainability and corporate social responsibility. The initiative was much appreciated by the investors, who welcomed the open and constructive dialogue forged with the Company. In particular, the investors applauded the composition of the Board of Directors, including its diversity, the governance measures adopted and the completeness and transparency of the information provided to shareholders and the market as a whole. In addition, during the meetings the investors displayed considerable interest in developments in the governance of risks and the control system, the associated organisational arrangements and the leading role reserved for the Board and the Chairman in the system. Additional corporate governance events were held in early 2017.

The Eni Corporate Governance structure

Eni’s Corporate Governance structure is based on the traditional Italian model, which – without prejudice to the role of the Shareholders’ Meeting – assigns the management of the Company to the Board of Directors, supervisory functions to the Board of Statutory Auditors and statutory auditing to the Audit Firm.

Eni’s Board of Directors and Board of Statutory Auditors, and their respective Chairmen, are elected by the Shareholders’ Meeting using a slate voting mechanism. Three directors and two statutory auditors, including the Chairman of the Board of Statutory Auditors, are elected by non-controlling shareholders, thereby giving minority shareholders a larger number of representatives than that provided for under law. The number of independent directors provided for in the Eni By-laws is also greater than the number required by law.

In May 2014, in deciding the composition of the Board of Directors, the Shareholders’ Meeting was able to take account of the guidance provided to investors by the previous Board with regard to diversity, professionalism, management experience and international representation.

The outcome was a balanced and diversified Board of Directors, one that also exceeds statutory mandates on gender diversity.

Similarly, the current Board conducted its own assessments and presented them to shareholders and the market in the run-up to the next Shareholders’ Meeting[2].

Moreover, the number of independent directors on the Board of Directors (7[3] of the 9 serving directors, of whom 8 are non-executive directors) was still greater than the number provided for in the By-laws and in the Corporate Governance Code[4].

The Board of Directors appointed a Chief Executive Officer and established four internal committees with advisory and recommendation functions: the Control and Risk Committee[5], the Compensation Committee[6], the Nomination Committee and the Sustainability and Scenarios Committee.

The committees report, through their Chairmen, on the main issues they address at each meeting of the Board of Directors.

More specifically, the Board of Directors created the Sustainability and Scenarios Committee to strengthen the attention devoted to sustainability issues, which are considered an integral part of the decisions of the Board, incorporated in the Company’s business model.

(1) For more detailed information on the Eni Corporate Governance system, please see the Report on corporate governance and ownership structure, which is published on the Company’s website in the Governance section.

(2) For more information, please see the next section and the Report on corporate governance and ownership structure 2016.

(3) Independence as defined by applicable law, to which the Eni By-laws refer. Under the Corporate Governance Code, 6 of the 9 serving directors are independent.

(4) Under law and the Corporate Governance Code, the number of independent Directors was unchanged even after the appointment by the Board of a Director on July 29, 2015, in replacement of a resigning Director appointed by the Shareholders’ Meeting (see the chart at the end of the section).

(5) As regards the composition of the Control and Risk Committee, Eni requires that at least two members shall have appropriate experience with accounting, financial or risk management issues, exceeding the requirements of the Corporate Governance Code, which recommends only one such member.

(6) The rules of the Compensation Committee require that at least one member shall have adequate expertise and experience in finance or compensation policies. These qualifications are assessed by the Board of Directors at the time of appointment.

Eni Integrated Annual Report	Governance	25

The Board of Directors has also given the Chairman a major role in internal controls, with specific regard to the Internal Audit unit. The Chairman proposes the appointment and remuneration of its head and the resources available to it, and also directly manages relations with the unit on behalf of the Board of Directors (without prejudice to the unit’s functional reporting to the Control and Risk Committee and the Chief Executive Officer, as the director responsible for the internal control and risk management system). The Chairman is also involved in the appointment of the primary Eni officers responsible for internal controls and risk management, including the Head of Integrated Risk Management and the Head of Integrated Compliance, which report directly to the Chief Executive Officer, including in his capacity as the officer responsible for Eni’s internal control and risk management system.

Finally, the Board of Directors, acting on a recommendation of the Chairman, appointed a Secretary, who was also designated the Corporate Governance Counsel, charged with providing assistance and advice to the Board of Directors and the directors, reporting periodically to the Board of Directors on the functioning of Eni’s corporate governance system.

The report enables the periodic monitoring of the governance model adopted by the Company, designed on the basis of the most prominent studies in this field, the choices of our peers and the corporate governance innovations incorporated in the corporate governance codes of other countries and in the principles issued by leading international bodies, identifying any areas for additional improvement in the Eni system. In view of this role, the Secretary, who reports to the Board of Directors itself and, on its behalf, to the Chairman, must also meet appropriate independence and other requirements.

The following chart summarises the Company’s corporate governance structure at December 31, 2016:

26	Governance	Eni Integrated Annual Report

Decision making

The Board of Directors entrusts the management of the Company to the Chief Executive Officer, while retaining key strategic, operational and organizational powers for itself, especially as regards governance, sustainability[7], internal control and risk management.

In recent years, the Council has devoted special attention to the Company’s organisational arrangements, with a number of important measures being taken with regard to the internal control and risk management system. More specifically, during the year the Board decided that the Integrated Risk Management function would report directly to the Chief Executive Officer and created an Integrated Compliance unit, also reporting to the Chief Executive Officer, separate from the Legal Department.

Among the Board of Directors’ most important duties is the appointment of people to key management and control positions in the Company, such as the officer in charge of preparing financial reports, the head of Internal Audit, the members of the Watch Structure and the Guarantor of the Eni Code of Ethics. In performing these duties, the Board of Directors may draw on the support of the Nomination Committee.

In order for the Board of Directors to perform its duties as effectively as possible, the directors must be in a position to assess the decisions they are called upon to make, possessing appropriate expertise and information. The current members of the Board of Directors, who have a diversified range of skills and experience, including on the international stage, are well qualified to conduct comprehensive assessments of the variety of issues they face from multiple perspectives. The directors also receive timely, complete briefings on the issues on the agenda of the meetings of the Board of Directors. To ensure this operates smoothly, Board meetings are governed by specific procedures that establish deadlines for providing members with documentation, and the Chairman ensures that each director can contribute effectively to Board discussions. The same documentation is provided to the Statutory Auditors.

In addition to meeting to perform the duties assigned to the Board of Statutory Auditors by Italian law, including in its capacity as the “Internal Control and Audit Committee”, and by US law in its capacity as the “Audit Committee”, the Statutory Auditors also participate in the meetings of the Board of Directors and the Control and Risk Committee to ensure the timely exchange of key information for the performance of their respective duties within the Company’s internal control and risk management system.

On an annual basis, the Board of Directors, with the support of an external advisor and the oversight of the Nomination Committee, conducts a self-assessment (the Board Review), for which benchmarking against national and international best practices and an examination of Board dynamics are essential elements. Following the Board Review, the Board of Directors develops an action plan, if necessary, to improve the operation of the Board and its committees. In addition, in determining the procedures for the performance of the Board Review, the Eni Board also assesses whether to perform a peer review of the Directors, in which each director expresses his or her view of the contribution made by the other Directors to the work of the Board. The peer review, which has been conducted three times in recent years, most recently in May 2015, is an important innovation among Italian listed companies.

The current Board has also improved the Board Review process: Board dynamics were analysed and compared with international best practice in order to assess the “team effectiveness” of the Board. In particular, the peer review conducted in 2015 involved all the Directors in making individual commitments, which were reassessed by all of them and by each individual Director both in 2016 and in 2017 in order to improve team dynamics even further.

In addition, bearing in mind the outcome of the self-assessment, the Board, subject to assessment by the Nomination Committee and prior to election of the Board itself, provided the shareholders with guidance on the managers and professionals it felt should be present on the Board.

For a number of years now, Eni has supported the Board of Directors and the Board of Statutory Auditors with an induction programme, which involves the presentation of the activities and organization of Eni by top management.

More specifically, during the term, in continuity with previous initiatives, additional training sessions were held on corporate topics (such as corporate governance, compliance, internal control and risk management) and business issues (in particular, exploration and drilling), with visits to operating sites in Italy and abroad. More specifically, during the year a study session was organised to review US law and a Board meeting was held at an operating site.

(7) More specifically, the Board of Directors has reserved for itself decisions concerning the establishment of sustainability policies, the results of which are reported together with financial results in an integrated manner in the Annual Report, as well as the examination and approval of reports covering areas not included in the integrated reporting framework.

Eni Integrated Annual Report	Governance	27

In addition, in the area of sustainability, the Board participated in the “UN Global Compact LEAD Board Programme[8]”, devoted to training Directors in the issues addressed in that area, completing the initiative in 2015[9].

Remuneration Policy

Eni’s Remuneration Policy for its Directors and top management is established in accordance with the Governance model adopted by the Company and the recommendations of the Corporate Governance Code. The Policy seeks to retain with high-level professionals and skilled managers and to align the interests of management with the priority objective of creating value for shareholders over the medium/long-term. For this purpose, the remuneration of Eni’s top management is established on the basis of the position and the responsibilities assigned, with due consideration given to market benchmarks for similar positions in companies similar to Eni in dimension and complexity. Remuneration is composed of a balanced mix of fixed and variable elements.

Under Eni Remuneration Policy, considerable importance is given to the variable component, also on a per-share basis, which is linked to the achievement of preset performance and financial targets, business development and operational objectives, also considering the long-term sustainability of the results, in line with the Company’s Strategic Plan.

The variable remuneration of Eni’s executive officers having a greater influence on the business performance is characterized by a significant percentage of long-term incentive components, driven by proper deferral periods and/or at least three-year vesting period to reflect the long-term nature of the business and the related risk profiles.

With regard to sustainability issues, the CEO objectives set for the year 2017, are focused on environmental matters as well as on human capital aspects.

The objectives of the Chief Officers of Eni business segments and other Managers with strategic responsibilities are assigned on the base of those assigned to top management focused on stakeholders’ perspectives, as well as on individual objectives assigned in relation to the responsibilities inherent the single managerial position, under the provisions of Company’s Strategic Plan.

The Remuneration Policy is described in the first section of the “Remuneration Report”, available on the Company’s website (www.eni.com) and is presented, on an annual basis, for an advisory vote at the Shareholders Meeting[10].

The internal control and risk management system[11]

Eni has adopted an integrated and comprehensive internal control and risk management system based on reporting tools and flows that, involving all Eni personnel, reach all the way up to the top management of the Company and its subsidiaries. The members of the Board, as well as the members of the other corporate bodies and all Eni personnel, are required to comply with Eni’s Code of Ethics (as an essential part of the Company’s Model 231), which sets out the rules of conduct for the fair and proper management of the Company’s business.

Eni adopted a regulatory instrument for the integrated governance of the internal control and risk management system, the guidelines of which, approved by the Board, set out the duties, responsibilities and procedures for coordinating between the primary system actors.

An integral part of the Eni internal control system is the internal control system for financial reporting, the objective of which is to provide reasonable certainty of the reliability of financial reporting and the ability of the financial report preparation process to generate such reporting in compliance with generally accepted international accounting standards.

Eni’s CEO and Chief Financial Officer (CFO) are responsible for planning, establishing and maintaining the internal control system for financial reporting. The CFO also serves as the officer in charge of preparing financial reports.

A central role in the Company’s internal control and risk management system is played by the Board of Statutory Auditors, which in addition to the supervisory and control functions provided for in the Consolidated Law on Financial Intermediation, also monitors the financial reporting process and the effectiveness of the internal control and risk management systems, consistent with the provisions of the Corporate Governance Code, including in its capacity as the “Internal Control and Audit Committee” pursuant to Italian law and as the “Audit Committee” under US law.

(8) Eni is a member of the UN Global Compact Lead Group.

(9) More specifically, with the support of an international facilitator with expertise in sustainability, integrated reporting and management, in September 2015 the Board participated in the second session of the programme devoted to “The role of the Board”, which was dedicated to investigating issues concerning the role of the Board in integrating sustainability into the Company’s strategy and management, with a special focus on climate change. The first session of the programme, held in October 2014, regarded “The materiality of sustainability”, which sought to strengthen awareness of the importance of sustainability to the Company’s strategy and business. The programme was conducted under the supervision of the Sustainability and Scenarios Committee.

(10) In particular, in 2016, 96.76% of voting shareholders, expressed a favorable vote on Eni’s remuneration policies, this confirming the large consent registered in 2015.

(11) For more information, please see the Report on corporate governance and ownership structure 2016.

Exploration & Production

Performance of the year

➤	In 2016, safety performance continued on a positive trend, with a total recordable injury rate of 0.34 (unchanged from 2015). Eni is engaged in maintaining a high safety standard in each of its operations leveraging also on continuous HSE awareness programs by means of specific projects.

➤	Greenhouse gas emissions decreased by 11% compared to the previous year leveraging on the continuous improvements in energy efficiency, logistics optimization and initiatives to contain fugitive emissions, in particular developed for the 2016 in Egypt, Kazakhstan, the United Kingdom, Ecuador and United States. In March 2016, Goliat platform started-up, through advanced technology solutions thus contributing to the combustion emissions containment. The trend of GHG emission index compared to operated gross hydrocarbon production was positive with a reduction of 9%. This performance is better than the 2016 full year target.

➤	Water reinjection continues to achieve an excellent industry performance (58% in 2016), leveraging on the continuous campaign started in certain operational plants, in particular in Ecuador, Egypt and Congo in the full year.

➤	For the full year 2016, the E&P segment reported a decline of 40% in adjusted operating profit due to lower realization on commodities in dollar terms (down by 20%) as well as the Val d’Agri shutdown, which lasted four months and half. These effects were only partially offset by higher production in other areas and efficiency improvements with lower opex to 6.2 $/boe (down by 14% from 7.2 $/boe reported in 2015) and DD&A1 (down by 16% from 2015).

➤	2016 oil and natural gas production was 1,759 kboe/d, in line with 2015, in spite of the Val d’Agri shutdown. Production start-ups and ramp-ups added approximately 280 kboe/d in 2016. 2017 expected production will achieve a record of 1.84 million boe/d increasing by approximately 5% from 2016.

(1) Depreciation, depletion and amortization.

Eni Integrated Annual Report	Operating review	29
Exploration & Production

➤	Estimated net proved reserves at December 31, 2016 amounted to 7.5 bboe based on a reference Brent price of $42.8 per barrel. Organic reserves replacement ratio surged to 193%, the best ever performance in Eni's history. The 2016 reserves replacement ratio remains very robust at 139% also considering the 40% sale of Zohr on a pro forma basis. The reserves life index was 11.6 years (10.7 years in 2015).

Exploration activity

➤	Eni signed two agreements with major international players in the oil&gas business for the disposal of a 40% interest in the giant discovery Zohr, located in the operated block of Shoruk (Eni 100%) in Egypt. These transactions proved the validity of Eni's “dual exploration model” which is targeting simultaneously the fast-track development of discovered resources and the partial dilution of the high stakes retained in exploration leases to monetize in advance part of discovered volumes and reduce outlay in development expenditures. These agreements have economic efficacy from January 1, 2016 and contemplate the reimbursement to Eni of capex incurred until the closing date. The new partners have the option to acquire a further 5% stake at the same terms defined in the agreements. The first transaction closed on February 2017 following approval by the Egyptian authorities; the second one is expected to close by the first half of 2017. The total consideration of the deal amounts to approximately €2 billion as of January 1, 2017, including the reimbursement of costs incurred by Eni in 2016. Eni, applying its dual exploration model, has already disposed stakes worth €5.4 billion since 2013.
➤	Continuing strong exploration track record. Discovered 1.1 billion boe of additional resources at a cost of 0.6 $/boe. Additions to the Company’s resources backlog were 3.4 billion boe in the latest 3 years, at a cost of 1 $/boe. Promising new prospects to be drilled in the future years.
➤	In Morocco, Eni signed a Farm-Out Agreement (FOA) with Chariot Oil&Gas that includes the operatorship to Eni and a 40% stake enter into Rabat Deep Offshore exploration permits I-VI offshore Morocco.
➤	In Montenegro, Eni was awarded a new exploration license related to four offshore blocks, covering an area of 1,228 square kilometers. The license will be operated by Eni, which will retain a 50% interest, in joint venture with Novatek.
➤	Finalized in March 2017, a farm-in agreement to acquire a 50% interest of Block 11, offshore Cyprus, which will be operated by Total. The exploration area covers 2,215 square kilometers, nearby the Zohr discovery.
➤	Signed four agreements with the Bahrain national oil company to study and assess the potential of certain exploration and production assets in the Country. At the end of the studies, Bahrain Authorities and Eni will evaluate together the possibility of future initiatives for further developments of the Country’s energy resources.
➤	The exploration portfolio was renewed by means of new exploration acreage covering approximately 10,500 square kilometers net to Eni in legacy areas such as, in particular, Egypt, Ghana, Norway and the United Kingdom, as well as in the high potential areas such as Montenegro and Morocco, as mentioned above.
➤	In 2016, exploration expenditure amounted to €417 million, mainly related to the completion of the 16 new exploratory wells (10.2 net to Eni). Commercial success rate recorded an outstanding industry performance reporting a 50% net to Eni. In addition, 79 exploratory drilled wells are in progress at year end (40 net to Eni).

Sustainability and portfolio developments

➤	Achieved start-ups in significant projects, such as:

-	the Goliat Norwegian fields (Eni operator with a 65% interest) in the Barents Sea, achieving a production plateau of 100 kboe/d (65 kboe/d net to Eni);
-	production re-start of the Kashagan field (Eni’s interest 16.81%) with the fully replacement of the damaged pipelines. Production capacity of 370 kbbl/d is expected by the end of 2017;
-	start-up of M’Pungi and M’Pungi North within the West Hub Development project in the offshore Block 15/06 (Eni operator with a 36.84% interest) in Angola, with a production ramp-up of approximately 81 kbbl/d in the area;
-	in February 2017, start-up of the East Hub Development project in the Block 15/06, five months earlier than scheduled and with a time-to-market among the best in the industry. The East Hub project will develop the reservoir in the north-eastern area by means of a development program similar to the West Hub;
-	the Great Nooros Area (Eni’s interest 75%) in Egypt, achieving a peak production of 85.5 kboe/d net to Eni. This record-setting production level was reached in just 13 months after the discovery and ahead of schedule. In addition, thanks to the mature operating environment and the conventional nature of the project, production costs are among the lowest in Eni’s portfolio.
➤	Progressed construction activities at our development projects expected to come on stream in 2017 (Jangkrik in Indonesia, OCTP oil in Ghana as well as Zohr and East Hub, as discussed above). These projects, together with the ramp-up of 2016 new production from Kashagan and Goliat, will strongly contribute to the cash generation in 2017 and following years.

30	Operating review	Eni Integrated Annual Report
Exploration & Production

➤	Signed in Mozambique a binding agreement between the partners of the Area 4 and BP for the sale, over a 20-year period, of approximately 3.3 million tons of LNG per annum (corresponding to about 177 bcf), which will be produced at the Coral South Floating facility. The agreement is a fundamental step towards achieving the Final Investment Decision of the project, targeting production of 5 trillion cubic feet of gas.
➤	In March 2017, ExxonMobil and Eni signed sale and purchase agreement to acquire a 25% indirect interest in the Area 4 block, offshore Mozambique. The agreed terms include a cash price of approximately $2.8 billion. The acquisition will be completed subject to satisfaction of certain conditions precedent, including clearance from Mozambican and other regulatory authorities.
➤	Eni’s cooperation framework supports local development, seeks to minimize socio-economic gaps and involves all stakeholders. Eni is engaged in energy production for the domestic market, in the spread of access to electricity, diversification of energy mix and of local economies, in the supply know-how and technology as well as in the support of local development in health and education.
➤	Eni’s long-term integrated strategy for achieving decarbonization targets is based on lowering CO2 emissions and enhancing efficiency in all Eni’s activities, keeping low-carbon portfolio projects and supporting the natural gas to feed power generation and transport.
➤	Development expenditure was €7,770 million (down by 16.8% vs. 2015) to fuel the growth of major projects and to maintain production plateau particularly in Egypt, Angola, Kazakhstan, Indonesia, Iraq, Ghana and Norway.
➤	In 2016, overall R&D expenditure of the Exploration & Production segment amounted to €62 million (€78 million in 2015).

Strategy

Upstream growth model will continue to focus on conventional assets, which will be organically developed, with a large resource base and a competitive cost structure, which make them profitable even in a low price environment.

The sizeable exploration successes of the last years have increased the Company’s resource base, contributing to the Company’s value generation through the early monetization of the discovered resources in excess of the target replacement ratio.

Eni’s top priorities are the increase and valorisation of discovered resources and a growing cash generation.

The drivers to target the increase and valorisation of discovered resources are: (i) focusing of exploration activities on appraisal programmes at the recent discoveries (Egypt, Angola, Norway and Mexico), near-field initiatives and incremental activities in legacy areas and nearby to fields already under development, with the objective of delivering 2-3 billion boe of discovered resources; (ii) renewal of the portfolio of exploration leases by focusing on high materiality play; and (iii) fast-track development of discovered resources by optimizing the time-to-market and exercising tight control on project execution.

Cash generation will be driven by: (i) production growth at an annual average rate of 3% net of disposal, leveraging on a robust pipeline of projects in core areas, including also contractual revisions with oil-producing countries and strictly monitoring of non-operated activities. New field start-ups, production ramp-ups and continuing production optimization will add approximately 850 kboe/d in 2020. Main start-ups are the Jangkrik project (Eni operator with a 55% interest) in Indonesia, the East Hub project in Angola, the oil and gas development of the Offshore Cape Three Points project (Eni operator with a 47.22% interest) in Ghana as well as accelerated start-up of the giant offshore Zohr discovery and continuous start-up of the discoveries in the Great Nooros Area in Egypt; (ii) project modularization and phasing which will enable the Company to reduce financial exposure and to accelerate production start-ups; (iii) strengthened efficiency by means of several initiatives to reduce operating costs, to be achieved also by renegotiating the supply of field services and goods; (iv) focusing on working capital driven by an optimised exposure to third parties and joint venture partners and decreasing products inventories; and (v) early monetization of part of discovered volumes.

Eni acknowledges that the upstream performance could be adversely impacted in the short-to-medium-term by a number of risks:

(i) the commodity risk related to crude oil prices. Eni is planning to mitigate this risk by implementing initiatives of rationalization and optimization, the renegotiation of contractual terms with contractors to align costs of field services and goods to the changed market conditions. In 2017-20 plan period, Eni estimates a decrease of 13% of capital expenditure net of exchange rate effects versus the previous four-year plan due to a reduction in exploration expenditure which will be focused on near-field and appraisal activities, the re-phasing of projects yet to be sanctioned with lower contribute to production and cash generation in the four-year plan period, the reduction of non-operated project, strong focus on service contract renegotiations and the sale of 40% interest in Zohr project; (ii) the political risk due to social and political instability in certain countries of operations. A major part of Eni’s activities are currently located in countries that are far from high-risk areas and Eni plans to grow mainly in countries with low-mid political risk (approximately 85% of the capital expenditure of the four-year plan); (iii) risk related to the growing complexity of certain projects due to technological and logistic issues. Eni plans to counteract those risks by strict selection of adequate contractors, tight control of the time-to market and the retaining of the operatorship in a large number of projects (76% of production related to operated projects portfolio in 2020); and (iv) the technical risk related to the execution of drilling activities at deep waters, high pressure/high temperature and PEE (Potential Economic Impact) wells. In 2017-20 plan period, Eni plans to decrease the drilling of critical wells (19% of overall planned drilling activities in 2017 to 15% in 2020; 16% on average in the four-year plan) and to increase operatorship of critical projects (63% of planned activity) ensuring better direct control and deploying its high operational standards.

The business sustainability in the short-to-long-term remains a key factor to achieve the strategic goals also through the increasing stakeholders engagement and continuous relations with local authorities and including: (i) a decrease of more than 20% of process flaring in 2020 versus 2014, in line with target of zero routine flaring in 2025; (ii) the water re-injection program with the completion of relevant projects in the four-year plan to achieve target of 72% in 2020; and (iii) the carbon footprint reduction focusing on gas initiatives and energy savings.

Eni Integrated Annual Report	Operating review	31
Exploration & Production

Reserves

Overview

The Company has adopted comprehensive classification criteria for the estimate of proved, proved developed and proved undeveloped oil&gas reserves in accordance with applicable U.S. Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil&gas reserves are those quantities of liquids (including condensates and natural gas liquids) and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by Platt’s Marketwire, except when their calculation derives from existing contractual conditions. Prices are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.

Engineering estimates of the Company’s oil&gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil&gas reserves can be designated as “proved”, the accuracy of any reserves estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information.

Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and recognize the profit oil set contractually (Profit Oil). A similar scheme applies to buy-back and service contracts.

Reserves governance

Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance. The Reserves Department of the Exploration & Production segment is entrusted with the task of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has stated that those guidelines comply with the SEC rules2. D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by other entities, Eni estimates its share of proved reserves on the basis of the above guidelines.

The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditure, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; and (v) the Reserves Department, through the Headquarter Reserves Evaluators (HRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data. The head of the Reserves Department attended the “Università degli Studi di Milano” and received a Master of Science degree in Physics in 1988. He has more than 25 years of experience in the oil&gas industry and more than 15 years of experience in evaluating reserves. Staff involved in the reserves evaluation process fulfils the professional qualifications requested and maintains the highest level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

Reserves independent evaluation

Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation3 of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third party audit report4. In the preparation of their reports, independent evaluators rely upon information furnished by Eni, without independent verification, with respect to property interests, production, current costs of operations and development, sales agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, development plans, future capital and operating costs.

In order to calculate the economic value of Eni’s equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided by Eni to third party evaluators. In 2016, Ryder Scott Company, DeGolyer and MacNaughton and Gaffney, Cline & Associates provided an independent evaluation of approximately 41% of Eni’s total proved reserves at December 31, 20165, confirming, as in previous years, the reasonableness of Eni

(2)	The reports of independent engineers are available on Eni website eni.com section Publications/Integrated Annual Report 2016.

(3)	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott and from 2015, also Gaffney, Cline & Associates.

(4)	The reports of independent engineers are available on Eni website eni.com section Publications/Integrated Annual Report 2016.

(5)	Includes Eni’s share of proved reserves of equity-accounted entities.

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Exploration & Production

internal evaluation5. In the 2014-2016 three-year period, 94% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2016, the main Eni properties not subjected to independent evaluation in the last three years were Zubair (Iraq), Bu Attifel (Libya) and CAFC-MLE (Algeria).

Movements in estimated net proved reserves

Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity-accounted entities. Movements in Eni’s 2016 estimated proved reserves were as follows:

	Consolidated		Equity-accounted
(mmboe)	subsidiaries		entities			Total
Estimated net proved reserves at December 31, 2015		5,975		915		6,890
Extensions, discoveries, revisions of previous estimates and improved recovery, excluding price effect	1,327		(7)		1,320
Price effect	(73)		(3)		(76)
Reserve additions, total		1,254		(10)		1,244
Production of the year		(616)		(28)		(644)
Estimated net proved reserves at December 31, 2016		6,613		877		7,490
Reserves replacement ratio, organic (%)						193

Additions to proved reserves booked in 2016 were 1,244 mmboe and derived from: (i) extensions and discoveries were up by 887 mmboe, with major increases booked in Egypt; (ii) revisions of previous estimates were up by 355 mmboe mainly reported in Libya, Iraq and Kazakhstan; (iii) improved recovery were 2 mmboe mainly reported in Algeria and Norway. These increases compared to production of the year yielded an organic reserves replacement ratio6 of 193%. In spite of lowered Brent price at $42.8 per barrel in 2016 ($54 per barrel in 2015), all sources additions were adversely affected by a downward revision of 76 mmboe, due to our having to remove certain volumes of reserves which have become uneconomical in that environment, which were partially offset by higher volume entitlements at our PSA contracts because of the cost recovery mechanism reflecting a lowered Brent price used in the reserves estimation process. Reserves life index was 11.6 years (10.7 years in 2015).

Proved undeveloped reserves

Proved undeveloped reserves as of December 31, 2016 totaled 3,215 mmboe. At year-end, proved undeveloped reserves of liquids amounted to 1,165 mmbbl, mainly concentrated in Africa and Asia. Proved undeveloped reserves of natural gas amounted to 11,184 bcf, mainly located in Africa and Americas. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,040 mmbbl of liquids and 9,218 bcf of natural gas. In 2016, total proved undeveloped reserves increased by 348 mmboe mainly due to: (i) extensions and discoveries (up by 873 mmboe), in particular in Egypt due to final investment decision sanctioned for the Zohr discovery; (ii) revisions of previous estimates (up by 121 mmboe) mainly reported in Congo and Iraq; (iii) reclassification to proved developed reserves (down by 646 mmboe) mainly reported in Kazakhstan, Venezuela and Congo . During 2016, Eni converted 646 mmboe of proved undeveloped reserves to proved developed reserves due to the progress of development activities, production start-ups and project revisions. The main reclassifications to proved developed reserves related to the following fields/projects: Kashagan (Kazakhstan), Perla (Venezuela), Litchendjili (Congo), Zubair (Iraq) and Goliat (Norway). In 2016, capital expenditure amounted to approximately €7.5 billion and was made to progress the development of proved undeveloped reserves. Reserves that remain proved undeveloped for five or more years are a result of several factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. Of the proved undeveloped reserves that have been reported for five or more years, the largest are related to forthcoming development phases of the Kashagan project in Kazakhstan (approximately 0.2 bboe) and certain assets in Venezuela (approximately 0.4 bboe) and in Iraq (approximately 0.2 bboe) as well as to certain Libyan gas fields (approximately 0.5 bboe) where development completion and production start-ups are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force. In order to secure fulfillment of the contractual delivery quantities in Libya, Eni will implement phased production start-up from the relevant fields which are expected to be put in production over the next several years.

Delivery commitments

Eni, through consolidated subsidiaries and equity-accounted entities, sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities. Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 453 mmboe from producing assets located mainly in Algeria, Australia, Egypt, Libya, Nigeria, Norway and Venezuela. The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available from production of the Company's proved developed reserves and supplies from third parties based on existing contracts. Production is expected to account for approximately 86% of delivery commitments. Eni has met all contractual delivery commitments as of December 31, 2016.

(5) Includes Eni’s share of proved reserves of equity-accounted entities.

(6) Organic ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions and discoveries, to production for the year. All sources ratio includes sales or purchases of minerals in place. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserves Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and environmental risks.

Eni Integrated Annual Report	Operating review	33
Exploration & Production

Estimated net proved hydrocarbons reserves
	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2014			2015			2016
Italy	243	1,432	503	228	1,304	465	176	977	354
Developed	184	1,192	401	171	1,051	362	132	845	287
Undeveloped	59	240	102	57	253	103	44	132	67
Rest of Europe	331	1,171	544	305	1,044	495	264	878	426
Developed	174	887	335	237	919	404	228	801	374
Undeveloped	157	284	209	68	125	91	36	77	52
North Africa	776	5,291	1,740	821	4,798	1,694	735	9,258	2,432
Developed	521	2,110	904	542	2,566	1,010	492	2,531	957
Undeveloped	255	3,181	836	279	2,232	684	243	6,727	1,475
of which:
Egypt							281	5,520	1,293
Developed							205	799	352
Undeveloped							76	4,721	941
Sub-Saharan Africa	739	2,744	1,239	787	2,714	1,282	809	2,767	1,317
Developed	470	1,271	702	511	1,390	764	507	1,651	809
Undeveloped	269	1,473	537	276	1,324	518	302	1,116	508
Kazakhstan	697	2,049	1,069	771	2,354	1,198	767	2,485	1,221
Developed	306	1,553	589	355	1,830	689	556	2,239	966
Undeveloped	391	496	480	416	524	509	211	246	255
Rest of Asia	131	846	285	262	878	422	307	1,003	491
Developed	64	261	112	126	185	159	124	280	175
Undeveloped	67	585	173	136	693	263	183	723	316
Americas	147	468	232	189	439	269	163	353	227
Developed	116	393	188	149	373	217	143	338	205
Undeveloped	31	75	44	40	66	52	20	15	22
Australia and Oceania	13	807	160	9	771	150	9	741	145
Developed	12	675	135	9	585	115	8	559	111
Undeveloped	1	132	25		186	35	1	182	34
Total consolidated subsidiaries	3,077	14,808	5,772	3,372	14,302	5,975	3,230	18,462	6,613
Developed	1,847	8,342	3,366	2,100	8,899	3,720	2,190	9,244	3,884
Undeveloped	1,230	6,466	2,406	1,272	5,403	2,255	1,040	9,218	2,729
Equity-accounted entities
North Africa	14	15	16	13	13	14	13	15	14
Developed	13	15	15	13	13	14	13	15	14
Undeveloped	1		1
Sub-Saharan Africa	17	351	81	16	387	87	15	368	82
Developed	7	89	23	6	85	22	8	104	26
Undeveloped	10	262	58	10	302	65	7	264	56
Rest of Asia	1	18	5		12	4		4	2
Developed		10	3		9	2		4	2
Undeveloped	1	8	2		3	2
Americas	117	3,353	728	158	3,581	810	140	3,484	779
Developed	26	6	26	29	1,295	265	22	1,782	349
Undeveloped	91	3,347	702	129	2,286	545	118	1,702	430
Total equity-accounted entities	149	3,737	830	187	3,993	915	168	3,871	877
Developed	46	120	67	48	1,402	303	43	1,905	391
Undeveloped	103	3,617	763	139	2,591	612	125	1,966	486

Total including equity-accounted entities	3,226	18,545	6,602	3,559	18,295	6,890	3,398	22,333	7,490
Developed	1,893	8,462	3,433	2,148	10,301	4,023	2,233	11,149	4,275
Undeveloped	1,333	10,083	3,169	1,411	7,994	2,867	1,165	11,184	3,215

34	Operating review	Eni Integrated Annual Report
Exploration & Production

Oil and natural gas production

In 2016, oil and natural gas production7 averaged 1,759 kboe/d, in line with 2015, in spite of Val d’Agri shutdown. New fields’ start-ups and production ramp-ups at fields started up in 2015 mainly in Angola, Egypt, Kazakhstan, Norway and Venezuela as well as increased production in Iraq were partly offset by planned facilities downtime, mainly in the United Kingdom, and the mature fields declines. The share of oil and natural gas produced outside Italy was 92% (90% in the full-year 2015).

Liquids production (878 kbbl/d) decreased by 30 kbbl/d, or 3.3%, due to the production shutdown in the Val d’Agri profit center, planned facilities downtime and the mature fields decline. These negatives were partially offset by new fields start-ups and production ramp-ups in particular in Angola, Kazakhstan and Norway as well as higher production in Iraq.

Natural gas production (4,807 mmcf/d) increased by 126 mmcf/d, or 2.3%. Higher production in Egypt and Venezuela were partially offset by planned facilities downtime and the decline of mature fields.

Oil and gas production sold amounted to 608.6 mmboe. The 35.2 mmboe difference over production (643.8 mmboe) reflected volumes of natural gas consumed in operations (32.1 mmboe), changes in inventories and other factors. Approximately 68% of liquids production sold (320 mmbbl) was destined to Eni’s mid-downstream sectors. About 22% of natural gas production sold (1,574 bcf) was destined to Eni’s Gas & Power segment.

In 2016, oil spills from operations reported a decrease of 13% compared to the previous year. The best improvement was reported in Nigeria due to the revamping of industrial installations.

Oil and natural gas production(a)(b)

	Liquids (mmbbl)	Natural Gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural Gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural Gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2014			2015			2016
Italy	27	213	65	25	200	62	17	172	49
Rest of Europe	34	195	69	31	201	68	40	184	73
North Africa	91	627	206	98	780	240	88	802	235
Sub-Saharan Africa	84	185	118	93	171	124	91	170	122
Kazakhstan	19	73	32	20	80	35	24	93	41
Rest of Asia	13	114	34	28	106	47	28	90	45
Americas	27	80	41	28	94	45	25	94	43
Australia and Oceania	2	40	10	2	41	9	1	42	8
	297	1,527	575	325	1,673	630	314	1,647	616
Equity-accounted entities
North Africa	1	2	1	1	2	1	1	2	2
Sub-Saharan Africa		4	1					11	2
Rest of Asia		8	2	1	9	2	1	7	2
Americas	4		4	4	25	9	5	93	22
	5	14	8	6	36	12	7	113	28

Total	302	1,541	583	331	1,709	642	321	1,760	644

(a) Includes Eni’s share of equity-accounted equities.

(b) Includes volumes of gas consumed in operations (32.1, 26.4 and 29.4 mmboe in 2016, 2015 and 2014, respectively).

(7) From January 1, 2016, as part of a regular reviewing procedure, Eni has updated the conversion rate of gas to 5,458 cubic feet of gas equals 1 barrel of oil (it was 5,492 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in boe for the full year 2016 was 5 kboe/d. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Eni Integrated Annual Report	Operating review	35
Exploration & Production

Oil and natural gas production(a)(b)

	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)
Consolidated subsidiaries		2014			2015			2016
Italy	73	583.8	179	69	546.6	169	47	471.2	133
Rest of Europe	93	535.2	190	85	551.8	185	109	501.8	201
Croatia		38.2	7		21.2	4		26.5	5
Norway	62	274.2	112	57	264.6	105	86	258.3	133
United Kingdom	31	222.8	71	28	266.0	76	23	217.0	63
North Africa	248	1,718.9	562	268	2,138.0	658	241	2,192.2	643
Algeria	83	141.3	109	79	94.1	96	77	115.5	98
Egypt	88	649.8	206	96	510.1	189	76	597.4	185
Libya	73	911.2	239	89	1,517.3	365	84	1,464.8	353
Tunisia	4	16.6	8	4	16.5	8	4	14.5	7
Sub-Saharan Africa	231	507.5	323	256	468.3	341	247	464.3	333
Angola	75	38.3	82	96	31.6	101	108	49.0	118
Congo	80	145.1	106	78	136.8	103	71	148.5	98
Nigeria	76	324.1	135	82	299.9	137	68	266.8	117
Kazakhstan	52	200.7	88	56	218.3	95	65	254.0	111
Rest of Asia	36	310.4	93	77	289.8	130	78	245.8	123
China	4		4	3		3	2		2
India		3.7	1		2.6	1
Indonesia	1	52.6	11	2	54.8	12	3	48.5	12
Iran	1		1	22		22
Iraq	21		21	40		40	64	19.2	67
Pakistan		248.2	45		226.4	41		172.1	32
Turkmenistan	9	5.9	10	10	6.0	11	9	6.0	10
Americas	74	217.8	115	75	257.1	122	69	256.4	116
Ecuador	12		12	11		11	10		10
Trinidad & Tobago		60.3	11		70.4	13		69.7	13
United States	62	157.5	92	64	186.7	98	59	186.7	93
Australia and Oceania	6	110.5	26	5	111.8	26	3	113.9	24
Australia	6	110.5	26	5	111.8	26	3	113.9	24
	813	4184.8	1,576	891	4,581.7	1,726	859	4,499.6	1,684
Equity-accounted entities
Angola		10.3	2		0.9		1	29.1	6
Indonesia	1	23.2	5	1	24.1	5	1	18.8	4
Tunisia	4	5.3	5	4	5.2	4	3	4.9	4
Venezuela	10	0.8	10	12	68.9	25	14	254.8	61
	15	39.6	22	17	99.1	34	19	307.6	75

Total	828	4,224.4	1,598	908	4,680.8	1,760	878	4,807.2	1,759

(a) Includes Eni’s share of equity-accounted equities.

(b) Includes volumes of gas consumed in operations (478, 397 and 442 mmcf/d in 2016, 2015 and 2014, respectively).

36	Operating review	Eni Integrated Annual Report
Exploration & Production

Productive wells

In 2016, oil and gas productive wells were 9,399 (3,737.6 of which represented Eni’s share). In particular, oil productive wells were 6,673 (2,494.7 of which represented Eni’s share); natural gas productive wells amounted to 2,726 (1,242.9 of which represented Eni’s share).

The following table shows the number of productive wells in the year indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities oil&gas (Topic 932).

Productive oil and gas wells (a)
		2016
	Oil wells		Natural gas wells
(units)	Gross	Net	Gross	Net
Italy	243.0	197.1	616.0	532.4
Rest of Europe	395.0	72.5	160.0	88.1
North Africa	1,813.0	963.8	225.0	98.1
Sub-Saharan Africa	3,020.0	590.3	350.0	28.8
Kazakhstan	204.0	54.8
Rest of Asia	727.0	479.1	1,036.0	393.2
Americas	264.0	133.3	321.0	98.5
Australia and Oceania	7.0	3.8	18.0	3.8
	6,673.0	2,494.7	2,726.0	1,242.9

(a) Includes 2,128 gross (741.9 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

Drilling

Exploration

In 2016, a total of 16 new exploratory wells were drilled (10.2 of which represented Eni’s share), as compared to 29 exploratory wells drilled in 2015 (19.1 of which represented Eni’s share) and 44 exploratory wells drilled in 2014 (25.8 of which represented Eni’s share).

The following tables show the number of net productive, dry and in progress exploratory wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities-oil&gas (Topic 932).

The overall commercial success rate was 50% (50% net to Eni) as compared to 16.7% (25.1% net to Eni) in 2015 and 31.3% (38.0% net to Eni) in 2014.

Exploratory Well Activity

		Net wells completed (a)			Wells in progress at Dec. 31(b)
	2014		2015		2016		2016
(units)	Productive	Dry(c)	Productive	Dry(c)	Productive	Dry(c)	Gross	Net
Italy		0.6				1.0	4.0	2.3
Rest of Europe		4.3		2.2	0.1	0.4	9.0	2.3
North Africa	3.5	4.3	3.3	5.8	6.0	1.8	16.0	12.3
Sub-Saharan Africa	7.3	7.3	0.6	2.9	0.1	1.1	32.0	17.0
Kazakhstan							6.0	1.1
Rest of Asia	1.3	4.3		3.4		0.9	8.0	3.2
Americas	2.0	1.4	1.0	0.3		1.0	3.0	1.5
Australia and Oceania		0.9					1.0	0.3
	14.1	23.1	4.9	14.6	6.2	6.2	79.0	40.0

(a) Includes number of wells in Eni’s share.

(b) Includes temporary suspended wells pending further evaluation.

(c) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Eni Integrated Annual Report	Operating review	37
Exploration & Production

Development

In 2016, a total of 296 development wells were drilled (118.7 of which represented Eni’s share) as compared to 335 development wells drilled in 2015 (132.4 of which represented Eni’s share) and 440 development wells drilled in 2014 (191 of which represented Eni’s share).

The drilling of 68 development wells (28.6 of which represented Eni’s share) is currently underway.

The following tables show the number of net productive, dry and in progress development wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).

Development Well Activity

	Net wells completed (a)				Wells in progress at Dec. 31
	2014		2015		2016		2016
(units)	Productive	Dry(b)	Productive	Dry(b)	productive	Dry(b)	Total	Net
Italy	12.5		6.0		4.0		1.0	1.0
Rest of Europe	9.8	1.0	10.2	0.1	5.6		4.0	0.6
North Africa	54.5	1.0	30.5	2.8	38.6	1.2	18.0	10.0
Sub-Saharan Africa	31.6		22.0	2.5	21.2	0.2	36.0	14.0
Kazakhstan	1.5		4.7		4.6		3.0	0.8
Rest of Asia	54.2	1.6	29.7	5.9	31.6	0.5	2.0	0.3
Americas	22.1	0.7	17.4	0.1	9.9	1.3	4.0	1.9
Australia and Oceania	0.1	0.4	0.5
	186.3	4.7	121.0	11.4	115.5	3.2	68.0	28.6

(a) Includes number of wells in Eni’s share.

(b) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Acreage

In 2016, Eni performed its operations in 44 countries located in five continents. As of December 31, 2016, Eni’s mineral right portfolio consisted of 780 exclusive or shared rights of exploration and development activities for a total acreage of 323,896 square kilometers net to Eni (342,708 square kilometers net to Eni, at December 31, 2015) of which developed acreage of 32,489 square kilometers and undeveloped acreage of 291,407 square kilometers net to Eni. In 2016, changes in total net acreage mainly derived from: (i) new leases mainly in Egypt, Ghana, Morocco, Montenegro, Norway and the United Kingdom for a total acreage of approximately 10,500 square kilometers; (ii) the total relinquishment of licenses mainly in Australia, Gabon, India, Liberia, Norway and the United States covering an acreage of approximately 13,000 square kilometers; and (iii) partial relinquishment in Australia, Portugal and South Africa or interest reduction mainly in Myanmar, for approximately 17,000 square kilometers.

38	Operating review	Eni Integrated Annual Report
Exploration & Production

Oil and natural gas interests

	December 31, 2015			December 31, 2016
			Gross	Gross	Total	Net	Net	Total
	Total	Number of	developed	undeveloped	gross	developed	undeveloped	net
	net average(a)	interest	acreage(a)(b)	acreage(a)	acerage(a)	acreage(a)(b)	acreage(a)	acreage(a)
EUROPE	45,123	295	15,693	51,758	67,451	10,827	34,553	45,380
Italy	16,975	146	10,498	10,320	20,818	8,775	7,992	16,767
Rest of Europe	28,148	149	5,195	41,438	46,633	2,052	26,561	28,613
Cyprus	10,018	3		12,523	12,523		10,018	10,018
Croatia	987	2	1,975		1,975	987		987
Greenland	1,909	2		4,890	4,890		1,909	1,909
Montenegro		4		1,228	1,228		614	614
Norway	3,114	57	2,311	6,045	8,356	452	2,156	2,608
Portugal	6,370	3		4,547	4,547		3,182	3,182
United Kingdom	1,905	67	909	5,932	6,841	613	5,715	6,328
Other Countries	3,845	11		6,273	6,273		2,967	2,967
AFRICA	157,441	264	46,384	264,600	310,984	11,729	140,947	152,676
North Africa	25,699	121	14,292	54,122	68,414	5,738	23,654	29,392
Algeria	1,179	42	3,222	187	3,409	1,148	31	1,179
Egypt	9,668	57	5,508	22,523	28,031	2,074	8,591	10,665
Libya	13,294	11	1,962	24,673	26,635	958	12,336	13,294
Morocco		1		6,739	6,739		2,696	2,696
Tunisia	1,558	10	3,600		3,600	1,558		1,558
Sub-Saharan Africa	131,742	143	32,092	210,478	242,570	5,991	117,293	123,284
Angola	4,404	57	8,160	12,892	21,052	1,024	3,343	4,367
Congo	1,354	25	1,794	657	2,451	971	197	1,168
Gabon	7,615	4		6,217	6,217		6,217	6,217
Ghana	100	3		1,353	1,353		579	579
Ivory Coast	429	1		954	954		286	286
Kenya	40,426	7		61,363	61,363		41,173	41,173
Liberia	1,841	1		2,341	2,341		585	585
Mozambique	1,956	6		3,911	3,911		1,956	1,956
Nigeria	7,432	34	22,138	8,631	30,769	3,996	3,374	7,370
South Africa	32,881	1		65,696	65,696		26,279	26,279
Other Countries	33,304	4		46,463	46,463		33,304	33,304
ASIA	117,183	59	18,165	198,024	216,189	6,016	103,745	109,761
Kazakhstan	869	6	2,391	2,542	4,933	442	427	869
Rest of Asia	116,314	53	15,774	195,482	211,256	5,574	103,318	108,892
China	7,069	8	77	7,056	7,133	13	7,056	7,069
India	6,167	1		13,110	13,110		5,244	5,244
Indonesia	25,124	14	4,246	30,243	34,489	1,603	23,578	25,181
Iraq	446	1	1,074		1,074	446		446
Myanmar	20,050	4		24,080	24,080		13,558	13,558
Pakistan	8,810	14	10,177	11,486	21,663	3,332	5,414	8,746
Russia	20,862	3		62,592	62,592		20,862	20,862
Timor Leste	1,230	1		1,538	1,538		1,230	1,230
Turkmenistan	180	1	200		200	180		180
Vietnam	23,132	5		30,777	30,777		23,132	23,132
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICAS	6,628	148	4,948	8,154	13,102	3,208	2,488	5,696
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Mexico	67	3		67	67		67	67
Trinidad & Tobago	66	1	382		382	66		66
United States	2,118	129	1,320	997	2,317	660	526	1,186
Venezuela	1,066	6	1,261	1,543	2,804	497	569	1,066
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	16,333	14	1,140	15,728	16,868	709	9,674	10,383
Australia	16,333	14	1,140	15,728	16,868	709	9,674	10,383

Total	342,708	780	86,330	538,264	624,594	32,489	291,407	323,896

(a) Square kilometers.

(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Eni Integrated Annual Report	Operating review	39
Exploration & Production

Main exploration and development projects

Italy

On August 12, 2016 the activity of the Val d’Agri Oil Centre (Eni’s interest 60.77%) in Viggiano gradually restarted following notification by the Italian Public Prosecutor of Potenza that has definitively repealed the plant seizure and by the National Mining Office for Hydrocarbons and Earth Resources of the Ministry of Economic Development that has authorized the plant’s operation. The resumption of production is a result of the completion in June 2016 of certain plant upgrading, which do not alter the plant set up, authorized by the in-charge department of the Italian Ministry of Economic Development in order to address the alleged environmental crimes issued by the public prosecutor.

The development plan is progressing in line with the commitments agreed with the Basilicata Region, particularly in 2016: (i) the Environmental Monitoring Plan is being implemented. This project represents a benchmark in terms of environmental protection; and (ii) programs to support culture, enhancement of agricultural activities and socio-economic development in the area are in progress.

Development activities in the Adriatic offshore concerned:

(i) maintenance and production optimization, mainly at the Barbara, Cervia/Arianna and Morena fields; and (ii) start-up of the Clara NW development project.

Following the Memorandum of Understanding for the Gela area, signed with the Ministry of Economic Development in November 2014, the Argo and Cassiopea offshore development project progressed. The project was submitted to the relevant Authorities and planned an optimization activities aiming to reduce environmental impact, to improve local economic and employment development and to recover areas of Eni’s refinery already reclaimed for the construction of treatment plants. This program is subject to the authorization of the relevant Authorities. In addition, the Memorandum includes certain Eni’s projects to support sustainable development in the area with an overall expense of €32 million. Three implementing agreements were signed: one of them was already completed and concerned the construction of an exhibition hall at the Gela Archaeological Museum. Others defined activities concerned projects to support young entrepreneurs and to upgrade and enhance the Gela harbor.

Rest of Europe

Norway Exploration activities yielded positive results at the beginning of 2017 with a new oil and gas discovery in the PL 128/128D license (Eni’s interest 11.5%), nearby the production facilities of the Norne field (Eni’s interest 6.9%). This new discovery is in line with Eni’s exploration strategy of focusing on near-field incremental activities for a fast-track development.

In 2016, Eni was awarded the following exploration licenses: (i) PL 128D (Eni’s interest 11.5%) in the Norwegian Sea; (ii) PL 816 (Eni operator with a 70% interest) in the Norwegian section of the North Sea; and (iii) PL 229D (Eni operator with a 65% interest) and PL 849 (Eni’s interest 30%) in the Barents Sea.

In January 2017, Eni was awarded further exploration licenses:

(i) PL 128E (Eni’s interest 11.5%) in the Norwegian Sea; and (ii) PL 900 (Eni operator with a 90% interest) and PL 901 (Eni’s interest 30%) in the Barents Sea.

In March 2016, production start-up was achieved at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Field production reached the target of 100 kboe/d (65 kboe/d net to Eni) and during the year peak production of approximately 114 kboe/d (approximately 74 kboe/d net to Eni) was achieved. The field is estimated to contain reserves amounting to approximately 180 mmbbl. The project includes a subsea system consisting of 22 wells linked to the largest cylindrical FPSO in the world by subsea production and injection flowlines. The use of well-advanced technologies, electricity supply provided to the platform from the mainland and the re-injection of produced water and natural gas into reservoir as well as zero gas flaring during production activities allow to minimize environmental impact.

Other main activities concerned: (i) the drilling of infilling wells to support production at the Ekofisk and Eldfisk fields in the PL 018 (Eni’s interest 12.39%) in the Norwegian section of the North Sea; and (ii) maintenance and optimization of production, mainly at the Asgard (Eni’s interest 14.82%), Heidrun (Eni’s interest 5.17%) and Norne Outside (Eni’s interest 11.5%) fields in the Norwegian Sea.

United Kingdom In 2016, Eni was awarded the operatorship and a 100% interest in the PL2287, PL2288 and PL2292 exploration licenses in the Irish Sea and the Liverpool Bay Area, nearby operated production assets.

The Phase 2 development activities of West Franklin field (Eni’s interest 21.87%) was completed and during the year peak production of 61 kboe/d (13 kboe/d net to Eni) was achieved.

North Africa

Algeria In 2016, Eni signed with the relevant Authorities an unitisation agreement of the SF-SFNE fields and a 10-year extension of the fields in the Blocks 401a/402a (Eni’s interest 55%). Production start-up was achieved at the CAFC oil project in the Block 405b (Eni’s interest 75%) at the end of the year, with start-up of 6 wells and linkage at the existing treatment facilities of the MLE project. The development activities are expected to be completed during 2017.

Development and optimization activities progressed at the MLE and CAFC gas fields by means of construction and infilling activities, as well as production optimization.

Other development activities concerned infilling activities and production optimization at the Rod field (Eni operator with a 66% interest), also by means of the application of the Enhanced Oil Recovery WAG (Water Alternate Gas injection) technology.

Egypt In December 2016, Concession Agreements were ratified for the North El Hammad (Eni operator with a 37.5% interest) and North Ras El Esh (Eni’s interest 50%) blocks, located in the conventional offshore of the Mediterranean Sea.

In February 2016, the Egyptian Ministry of Petroleum and Mineral Resources approved the award to Eni the Zohr Development Lease that allows the start-up of the development program at the Zohr gas field in the Shorouk operated license (Eni’s interest 100%) and, as a consequence, the FID was sanctioned and added proved

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Exploration & Production

reserves for the field. The first gas is expected at the end of 2017. Eni successfully performed the first production test of two wells and drilling delineation and development activities confirming the mineral potential of discovery at approximately 30 Tcf of gas in place. Drilling activities will continue in 2017 together with construction activities of onshore gas treatment plant and offshore facilities installation.

Eni signed two agreements with major international players in the oil&gas business for the disposal of a 40% interest in the giant discovery Zohr. These transactions are a part of Eni’s “dual exploration model” which is targeting simultaneously the fast-track development of discovered resources and the partial dilution of the high stakes retained in exploration leases to monetize in advance part of discovered volumes. The agreements concerned the sale of: (i) a 10% interest to BP for a consideration amount of $375 million and the pro-quota reimbursement of past expenditures, which amount so far at approximately $150 million; and (ii) a 30% interest to Rosneft for a consideration amount of $1,125 million and the pro-quota reimbursement of past expenditures, which amount so far at approximately $450 million. In addition, the new partners have an option to buy a further 5% interest under the same terms.

In February 2017, Eni signed a deed completing the sale of 10% interest to BP, with all authorizations from Egypt’s authorities. The sale agreement with Rosneft will be finalized in the first half of 2017 and subject to necessary authorizations from Country’s authorities. During the year, targeting production of 85.5 kboe/d net to Eni was achieved at the Nidoco NW field and satellites as a part of the Great Nooros Area project in the Abu Madi West concession (Eni’s interest 75%). The start-up was achieved in 13 months following the announcement of the commercial discovery in July 2015 by means of the exploration successes in the Nooros area and the drilling of the new development wells. Production plateau of 160 kboe/d is expected in 2017 with the completion of ongoing development activities.

The potential at the Baltim South West field discovery (Eni operator with a 50% interest), in the conventional offshore, was upped to approximately 1 Tcf of gas in place due to successful test of the delineation well. The discovery is located near the Great Nooros Area. Other development activities concerned: (i) ongoing activity of the sub-sea END Phase 3 development project in the Ras El Barr concession (Eni’s interest 50%) with the drilling and completion of two wells; (ii) infilling activities and production optimization at the Sinai 12 (Eni’s interest 100%), Ashrafi (Eni’s interest 25%) and Meleiha (Eni’s interest 76%) concessions to support production capacity; (iii) start-up of the onshore gas treatment plant in the Meleiha concession.

In 2016, Eni started promoting initiatives to support socio-economic development and health of local communities, in particular in the Port Said area. Eni defined a first health program in the Al Garabaa area, west of Port Said, according to Ministry of Petroleum and Ministry of Health. The program includes activities to improve and strengthen emergency services and primary health care.

Libya Development activities concerned: (i) planned facilities downtime at the Mellitah treatment plant, the Sabratha production platform and the Wafa treatment facilities of the Western Libyan Gas Project (Eni’s interest 50%); (ii) positioning and installation activities as well as linkage of the new FSO unit at the Bouri production field

(Eni’s interest 50%) and start-up at the beginning of 2017; (iii) a second development phase of the Bahr Essalam field (Eni’s interest 50%) with the completion of 10 offshore wells of which 9 wells already drilled in 2016. The EPCI contract was awarded to supply and installation of flowlines. First gas is expected in 2018; and (iv) the linkage of one additional production wells at the Wafa field (Eni’s interest 50%) and activities in order to mitigate the natural production decline in the area.

Sub-Saharan Africa

Angola Eni started production in the Block 15/06 (Eni operator with a 36.84% interest) at the end of 2014 with the West Hub Development Project that represents the first Eni-operated producing project in the Country. The development program plans to hook up the Block’s discoveries to the N’Goma FPSO in order to support production plateau. In 2016, production started up at the M’Pungi and M’Pungi North fields and the related production ramp-up allowed to achieve an overall production of approximately 81 kbbl/d (approximately 28 kbbl/d net to Eni). According to the project further 5 fields will be put into production with completion expected in 2019. The development plan includes water and gas injection wells in line with the zero flaring policy.

In February 2017, production start-up was achieved at the East Hub project, five months earlier than scheduled and with a time-to-market among the best in the industry, by means of the linkage of Cabaça South East field to the FPSO Armada Olombendo. In the Block 15/06, with the completion of the East Hub project, production derived from five fields. Management plans to put into production two additions discoveries by the end of 2018.

Early production phase started up at the Mafumeira Sul project in the Block 0 (Eni’s interest 9.8%). Development activities progressed, with the completion expected during 2017 and a peak production of 100 kboe/d.

During the year, Eni signed the Malembo Gas Supply Agreement with the national oil company Sonagas to supply associated gas deriving from production of the Block 0 to the power plant in the Malongo area. Other development activities concerned: (i) the completion of the Congo River Crossing project to supply gas production of Block 0 and 14 (Eni’s interest 20%) to Angola LNG liquefaction plant (Eni’s interest 13.6%) which started up in April 2016 with an average production of 6 kboe/d net to Eni; and (ii) development program of the Kizomba satellites Phase 2 (Eni’s interest 20%) which will be started up leveraging on the production and treatment facilities in the area.

Congo In December 2016, production ramp-up was achieved at the Nené Marine field, in the Marine XII block (Eni operator with a 65% interest) with the completion of the second development phase, sanctioned in 2015.

Development activities progressed at the Litchendjili production field in the Marine XII block and during the year the peak production of approximately 16 kboe/d was achieved. Gas production feeds the CEC power plant (Eni’s interest 20%).

The Project Integreé Hinda (PIH) was completed in the year. The project provided to support 22 local communities in the M’Boundi area and involved approximately 25,000 people. In the 2010-2016 period, this program provided to improve primary education, access to water, maternal and child health as well as the construction of

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Exploration & Production

training center for the development of farming. Additional ongoing projects include the construction of facilities to support the enhancement of local culture with restructuring and rehabilitation initiatives in the Brazzaville, Pointe Noire and Makoua area.

In December 2016, Eni signed a framework agreement with the Republic of the Congo aimed at integrated development and monetization of gas produced in the Country, in line with three strategic guidelines of access to energy, of local development and of zero flaring in the development programs of oil and gas discoveries.

Ghana In March 2016, Eni was awarded the operatorship of the Cape Three Points Block 4 exploration license (Eni’s interest 42.47%) in the offshore of the Country. The new block covers an area of approximately 1,000 square kilometers in water depths ranging from 100 to 1,200 meters and is located near the operated OCTP block (Eni’s interest 44.44%). In case of exploration success, the block will benefit from the OCTP project infrastructures, under development.

Development activities concerned the OCTP integrated oil&gas development plan. First oil is expected in 2017 and first gas in 2018. In 2016, the drilling activity of 18 development wells was completed and the renovation of a FPSO unit was performed. Contracts were awarded for the installation of sea-lines and the construction of onshore gas plant. The OCTP project will be developed in compliance with the highest environmental requirements defined in the Performance Standards on Environmental and Social Sustainability of the International Finance Corporation (IFC), which is part of the World Bank Group. The use of the most advanced technologies, the re-injection of produced water as well as zero gas flaring during production activities will allow to minimize environmental impact. Furthermore, the non-associated gas, which will be produced, will be used in existing power plants and in the future will feed new plants. The Livelihood Restoration Plan started in the year. The project will support local communities nearby the OCTP development program during the 2016-2020 period. The target is to sustainably restore and improve living conditions of affected households through project options appropriate to the socio-economic context. The program provides initiatives in agriculture, livestock breeding, fishing and micro-entrepreneurship.

The sustainability project in the Sanzule area was completed in 2016 with the construction and rehabilitation of health facilities and the training of local health workers.

Mozambique In March 2017, ExxonMobil and Eni signed sale and purchase agreement to acquire a 25% indirect interest in the Area 4 block, offshore Mozambique. Eni currently holds a 50% indirect interest in the block through a 71.4% stake in Eni East Africa, which is operator of the Area 4 concession with a 70% interest. The agreed terms include a cash price of approximately $2.8 billion. The acquisition will be completed subject to satisfaction of certain conditions precedent, including clearance from Mozambican and other regulatory authorities. Following completion of the transaction, Eni East Africa will be co-owned by Eni and ExxonMobil with a 35.7% stake and the remaining interest of 28.6% by CNPC. Eni will continue to lead the Coral Floating LNG project and all upstream operations in Area 4, while ExxonMobil will lead the construction and operation of natural gas liquefaction facilities onshore. This operating model will enable the use of best practices and skills within Eni and ExxonMobil with each company focusing on distinct and clearly defined scopes while preserving the benefits of a fully integrated project.

The Coral South Development Plan, which was approved by the Government of Mozambique in February 2016, envisages the installation of a floating unit for the treatment, liquefaction and storage of natural gas (Floating LNG - FLNG) with a capacity of over 3.3 mmtonnes/y fed by 6 subsea wells. Eni expects to produce up to 5 TCF of gas with a start-up expected in mid-2022. In October 2016, Eni and its Area 4 partners signed a binding agreement with BP for the sale of the entire volumes of LNG produced by the Coral South Project, for a period of over twenty years. In November 2016, Eni's Board of Directors approved the investment for the first development phase of the Coral discovery. The FID on the project will turn effective once all Area 4 partners sanctioned it and the project financing, which is currently being finalized, will be underwritten. The development plan of the Mamba comprises the construction of two onshore LNG trains with a combined capacity of 10 mmtonnes/y and the drilling of 16 subsea wells, with start-up in 2023. Eni expects to produce up to 14 TcF of gas according to its independent industrial plan, coordinated with the operator of Area 1 (Anadarko). The FID is expected in 2018.

Leveraging on Eni’s cooperation model, a medium-long-term program was defined to support local communities also involving all local stakeholders as integrated part of the development activity. The guidelines of the program include projects to develop the socio-economic conditions of local communities and respect for biodiversity. In particular, during 2016, certain projects were completed, such as: (i) initiatives in the primary education in the Pemba area with professional and non-formal training programs and supply of school equipment and stuff; (ii) the renovation of the connecting road to the fish market in the Palma area; and (iii) specific training initiatives dedicated to doctors, nurses and hospital technicians.

Nigeria On January 27, 2017, Eni's subsidiary Nigerian Agip Exploration Ltd became aware of an Interim Order of Attachment (“Order”) issued by the Nigerian Federal High Court, sitting in Abuja, upon request from the Economic and Financial Crime Commission (EFCC), attaching the property OPL 245, pending the Nigerian proceeding. Both Eni and Shell made a prompt application to discharge the Order. On March 17, 2017, the Nigerian Court discharged the Order. On that basis, management has concluded that no impairment of the asset was required. After the inception of the judicial proceeding in Italy, which dates back to July 2014, Eni's Board of Statutory Auditors jointly with the Eni Watch Structure has engaged a US leading law firm to perform an independent review of the issue. Based on the outcome of this review, during which the law firm appointed by Eni has also assessed material and the information made available from the judicial authorities, no wrongdoing has been detected on Eni side in the awarding process to Eni of the license. For further information see also Notes no. 16 “Property, Plant and Equipment” and no. 38 “Guarantees, commitments and risks” to Consolidated Financial Statements of the Annual report on Form 20-F 2016.

In January 2017, Eni signed a Memorandum of Understanding with the Nigerian National Petroleum Corporation (NNPC) to promote new activities that can significantly boost Nigeria’s social and economic development. In particular, the cooperation agreement

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Exploration & Production

includes: (i) an increased focus on development and exploration activities in the onshore, offshore and ultra-deep-water areas; (ii) cooperation requirements for the rehabilitation and enhancement of Port Harcourt refinery; (iii) the fast track development of the Okpai combined cycle power plant by means of doubling the power generation capacity; and (iv) the assessment of additional projects to secure energy accessibility to the Country’s most remote areas.

The development activities concerned: (i) drilling activity and production start-up of three additional wells, two production and one water-injection, at the Bonga field in the OML 118 block (Eni’s interest 12.5%); (ii) the drilling campaign within the integrated project in the Gbaran-Ubie area in the OML 28 block (Eni’s interest 5%), aimed to supply natural gas to the Bonny liquefaction plant. Start-up was achieved in the second half of 2016; and (iii) the OML 43 block (Eni’s interest 5%), where the development plan of the Forcados-Yokri field provides the hook-up the last 12 out of 23 production wells already drilled, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in the first half of 2017.

Eni holds a 10.4% interest in the Nigeria LNG Ltd joint venture, which runs the Bonny liquefaction plant located in the Eastern Niger Delta. The plant is operational, with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. Natural gas supplies to the plant are currently provided under gas supply agreements from the SPDC JV and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks (Eni’s interest 20%) with an average amount of approximately 2,825 mmcf/d for the next four years (approximately 265 mmcf/d net to Eni corresponding to approximately 49 kboe/d). LNG production is sold under long-term contracts and exported to the United States, Asian and European markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.

In 2016, programs progressed to support the local community in the Niger Delta, with initiatives in the public infrastructure, primary education services, health and access to energy programs as well as training programs to promote the socio-economic development, in particular in the agricultural sector.

In November 2016, the twentieth edition of the Farmer Day of the Green River Project was held. The Green River Project, which was launched in 1987, supports the development and sustainable management of farms and processing centers of agricultural products. The project directly involved 35,000 farmers, benefiting 500,000 people in 120 communities.

Kazakhstan

Kashagan On September 28, 2016, production re-started at the Kashagan field (Eni’s interest 16.81%) with the completion of works to fully replace the damaged pipelines following the gas leak occurred at the end of 2013. The production of 185 kboe/d was achieved by year-end. The production capacity of 370 kbbl/d planned for the Phase 1 is expected to be achieved during 2017, when gas reinjection comes online.

Within the agreements with local Authorities, Eni has been conducting training program for Kazakh resources in the oil&gas sector, in addition to the realization of infrastructures with social purpose.

As of December 31, 2016, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $9.7 billion (€9.2 billion at the EUR/USD exchange rate of December 31, 2016). This capitalized amount included: (i) $7.2 billion relating to expenditure incurred by Eni for the development of the oil field; and (ii) $2.5 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the Consortium from exiting partners upon exercise of pre-emption rights in previous years.

As of December 31, 2016, Eni’s proved reserves booked for the Kashagan field amounted to 608 mmboe, barely unchanged from 2015.

Karachaganak The Expansion Project of the Karachaganak field (Eni’s interest 29.25%) is currently under study. The project targets to install, in stages, the gas treatment plants and re-injection facilities to support liquids’ production profile. The development plan is currently in the phase of technical and marketing definition of its first development phase, aimed to increase the capacity of gas re-injection.

Eni continues its commitment to support local communities in the nearby area of Karachaganak field. In particular, activities focused on: (i) the professional training; and (ii) the construction of kindergartens, maintenance of hospitals and roads, building of heating plants and sport centres.

Moreover, following the re-definition of the Sanitary Protection Zone (SPZ) associated to the ongoing development projects and in according to the international standards and best practices, a project of relocation of the inhabitants from Berezovka and Bestau villages progressed. In 2016, the first phase of the project, which started in 2015, was completed with the relocation of part of the population, the construction of schools and roads and interventions to ensure the supply of gas and water. The activities progressed to relocate the remaining population and are expected to be completed in 2017. Eni continues to conduct monitoring activities on biodiversity and ecosystems in the nearby of the production areas.

As of December 31, 2016, Eni’s proved reserves booked for the Karachaganak field amounted to 613 mmboe, reporting an increase of 26 mmboe from 2015 mainly due to lower marker Brent price.

Rest of Asia

Indonesia Exploration activities yielded positive results with the Merakes 2 appraisal well confirming the mineral potential of the Merakes gas discovery in the western area of the East Sepinggan block (Eni operator with an 85% interest). The discovery, nearby the Jangkrik project (Eni operator with a 55% interest), will leverage on the synergies with existing facilities to reduce costs and time of the execution of the future subsea development and confirms the success of Eni’s near field exploration and appraisal strategy.

In 2016, production start-up was achieved at the Bangka project (Eni’s interest 20%) in the East Kalimantan.

The ongoing development activities that will ensure gas supplies to the Bontang liquefaction plant include the Jangkrik project in the Kalimantan offshore. This project is in the final execution phase with all the deep-offshore development subsea wells already drilled and the Floating Production Unit for gas and condensate treatment in the final stage of construction, as well as the construction of

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Exploration & Production

transportation and receiving facilities onshore. Production start-up is planned in 2017.

Ongoing initiatives progressed in the field of environmental protection, health care and educational system to support local communities located in the operated areas of the eastern Kalimantan, Papua and North Sumatra.

Iraq At the beginning of March 2016, three new generation plants for the oil, gas and water treatment (Initial Production Facilities – IPF) started. Those plants together with existing restructured and modernized facilities increased oil and natural gas treatment capacity of Zubair field (Eni’s interest 41.6%) to approximately 650 kbbl/d and will ensure the maximization of the associated gas utilization. In addition, these new facilities have also a water re-injection capacity of approximately 300 kbbl/d that will boost the Zubair’s hydrocarbons production and will achieve production plateau.

The first stage of development activities (Rehabilitation Plan) of Zubair field was completed with the start-up of these new facilities. Ongoing development activities concerned an additional development phase (Enhanced Redevelopment Plan) of the Zubair field, to achieve a production plateau of 700 kbbl/d and will ensure the application of associated gas to power generation.

Supporting programs for the local community progressed with main activities related to infrastructural projects aimed at strengthening basic services, to support teaching activities, renovation of school buildings and access to water as well as sanitation programs and roads construction. In addition, in 2016, a primary school was opened in the Al Barjazia area.

Americas

United States During the year, production start-ups were achieved in the Gulf of Mexico at: (i) the Heidelberg project (Eni’s interest 12.5%) in the deep-water Gulf of Mexico, with a production of approximately 3 kboe/d net to Eni. During 2017 planned development activities will be completed; (ii) the Phase 2 development of Lucius field (Eni’s interest 8.5%) with production ramp-up to 100 kboe/d (8 kboe/d net to Eni); and (iii) the Devil’s Tower South-West production well within the development program of the operated Devil’s Tower field (Eni’s interest 75%), with a production of approximately 2 kboe/d.

Venezuela Development activities concerned: (i) ongoing drilling activities at the Junin 5 oil field (Eni’s interest 40%), located in the Orinoco Oil Belt. Possible optimization of development program is currently under evaluation; and (ii) the completion of the first development phases at the giant Perla gas field in the Cardon IV block (Eni’s interest 50%). The Perla project includes two additional development phases to achieve a production plateau of approximately 1,200 mmcf/d.

In 2016, certain wind farms were built to supply electricity to the Punta Macolla area.

Capital expenditure

Capital expenditure of the Exploration & Production segment (€8,254 million) concerned development of oil and gas reserves (€7,770 million) directed mainly outside Italy, in particular in Egypt, Angola, Kazakhstan, Indonesia, Iraq, Ghana and Norway. Development expenditures in Italy concerned in particular the facility upgrading of Viggiano oil center in Val d'Agri (see - Main exploration and development projects - Italy) as well as sidetrack and workover activities in mature fields.

Exploration expenditures (€417 million) were directed in particular to Egypt, Indonesia, Libya and Angola.

In 2016 overall expenditure in R&D of the E&P segment amounted to €62 million (€78 million in 2015).

Capital expenditure	(€ million)	2014	2015	2016	Change	% Ch.
Acquisition of proved and unproved properties				2	2	..
North Africa				2
Exploration		1,030	566	417	(149)	(26.3)
Italy		1
Rest of Europe		132	133	11
North Africa		177	232	312
Sub-Saharan Africa		511	157	30
Rest of Asia		89	15	57
Americas		109	29	7
Australia and Oceania		11
Development		9,021	9,341	7,770	(1,571)	(16.8)
Italy		880	679	407
Rest of Europe		1,574	1,264	590
North Africa		832	1,570	2,447
Sub-Saharan Africa		3,085	2,998	2,176
Kazakhstan		521	835	707
Rest of Asia		1,105	1,333	1,213
Americas		921	637	220
Australia and Oceania		103	25	10
Other expenditure		105	73	65	(8)	(11.0)
		10,156	9,980	8,254	(1,726)	(17.3)

Gas & Power

Performance of the year

➤	In 2016, the total recordable incidence rate (TRIR) amounted to 0.28, improving by 68% compared to the previous year, due to both employees (down by 70%) and contractors (down by 61%) contribution.

➤	In 2016, greenhouse gas emissions (GHG) increased by 6%, reflecting higher power generation volumes (up by 5.3%) and the increase in transported natural gas.

➤	GHG emissions/kWheq relating to electricity production decreased by 3% compared to 2015 benefitting from progresses in energy saving actions.

➤	In 2016, adjusted operating loss of the Gas & Power segment amounted to €390 million, down by €264 million. This reflected the impact of a negative trading environment, particularly in the LNG business, and lower non-recurring gains recorded in 2015. These effects were partly offset by optimization actions and better performance in trading activities.

➤	Eni worldwide gas sales amounted to 88.93 bcm, down by 1.95 bcm or 2.1% compared to 2015. Eni’s sales in Italy were barely unchanged (38.43 bcm).

➤	Electricity sales recorded an increase of 6.2% (up by 2.17 TWh) compared to the previous year, mainly due to higher volumes traded on the wholesale segment.

➤	Capital expenditure amounting to €120 million mainly concerned gas marketing activities and flexibility and upgrading of combined cycle power stations.

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Gas & Power

Agreement with Gazprom

On March 21, 2017, Eni and Gazprom signed a Memorandum of Understanding aiming to analyze the prospects for cooperation in developing the Southern corridor for gas supplies from Russia to European countries, including Italy, as well as the updating of the Russia – Italy gas supply agreements. The Memorandum also provides for the analysis of partnerships in the LNG sector.

In the Gas & Power segment, our priority is to achieve the structural break-even and retain positive cash generation, leveraging on:
-	continuing restructuring of Eni’s supply portfolio, through the renegotiations of our long-term gas supply contracts in order to align pricing and volume terms to current market conditions, reaching a structural break-even by 2017;
-	logistic costs reduction;
-	refocusing midstreamer activity developing and strengthening integration with upstream, in order to monetize recent Eni discoveries, leveraging on LNG sales and optimizing the activities with the trading support;
-	customers base valorisation in the retail business.

Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 9 million clients in Italy and Europe. Households, professionals, small and medium-sized enterprises and public bodies located all over Italy are approximately 7.8 million.

In a trading environment characterized by a slight recover in demand (up by 0.4% in the Italian market and up by 7.3% in the European Union compared to the previous year), and a still depressed market characterized by an increased competitive pressure, Eni carried out a number of initiatives, – such as renegotiation of supply contracts, efficiency and optimization actions – in order to preserve the business profitability in a weak demand scenario (for further information on the European scenario, see chapter on “Risk factors” below).

Natural gas

Supply of natural gas

In 2016, Eni’s consolidated subsidiaries supplied 82.64 bcm of natural gas, down by 2.75 bcm or 3.2% from 2015. Gas volumes supplied outside Italy from consolidated subsidiaries (76.64

Supply of natural gas	(bcm)	2014	2015	2016	Change	% Ch.
Italy		6.92	6.73	6.00	(0.73)	(10.8)
Russia		26.68	30.33	27.99	(2.34)	(7.7)
Algeria (including LNG)		7.51	6.05	12.90	6.85	113.2
Libya		6.66	7.25	4.87	(2.38)	(32.8)
Netherlands		13.46	11.73	9.60	(2.13)	(18.2)
Norway		8.43	8.40	8.18	(0.22)	(2.6)
United Kingdom		2.64	2.35	2.08	(0.27)	(11.5)
Hungary		0.38	0.21	0.02	(0.19)	(90.5)
Qatar (LNG)		2.98	3.11	3.28	0.17	5.5
Other supplies of natural gas		5.56	7.21	5.81	(1.40)	(19.4)
Other supplies of LNG		1.69	2.02	1.91	(0.11)	(5.4)
Outside Italy		75.99	78.66	76.64	(2.02)	(2.6)
TOTAL SUPPLIES OF ENI’S CONSOLIDATED SUBSIDIARIES		82.91	85.39	82.64	(2.75)	(3.2)
Offtake from (input to) storage		(0.20)		1.40	1.40
Network losses, measurement differences and other changes		(0.25)	(0.34)	(0.21)	0.13	38.2
AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES		82.46	85.05	83.83	(1.22)	(1.4)
Available for sale by Eni’s affiliates		3.65	2.67	2.48	(0.19)	(7.1)
E&P volumes		3.06	3.16	2.62	(0.54)	(17.1)
TOTAL AVAILABLE FOR SALE		89.17	90.88	88.93	(1.95)	(2.1)

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Gas & Power

bcm), imported in Italy or sold outside Italy, represented approximately 93% of total supplies, down by 2.02 bcm or 2.6% from 2015. This reflected lower volumes purchased in Libya (down by 2.38 bcm), in Russia (down by 2.34 bcm) and in the Netherlands (down by 2.13 bcm), partially offset by higher purchases in Algeria (up by 6.85 bcm). Supplies in Italy (6 bcm) decreased by 10.8% from 2015 due to the production shutdown in the Val d’Agri district during the period April-August 2016.

In 2016, main gas volumes from equity production derived from:

(i) Italian gas fields (4.5 bcm); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.2 bcm); (iii) Libyan fields (1.5 bcm); (iv) the United States (1.4 bcm);

(v) other European areas (0.2 bcm).

Considering also direct sales of the Exploration & Production segment and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 15.02 bcm representing 17% of total volumes available for sale.

Sales of natural gas

In 2016, natural gas sales amounted to 88.93 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the

Gas sales by entity	(bcm)	2014	2015	2016	Change	% Ch.
Total sales of subsidiaries		81.73	84.94	83.34	(1.60)	(1.9)
Italy (including own consumption)		34.04	38.44	38.43	(0.01)
Rest of Europe		43.07	41.14	40.52	(0.62)	(1.5)
Outside Europe		4.62	5.36	4.39	(0.97)	(18.1)
Total sales of Eni’s affiliates (net to Eni)		4.38	2.78	2.97	0.19	6.8
Italy
Rest of Europe		3.15	1.75	1.91	0.16	9.1
Outside Europe		1.23	1.03	1.06	0.03	2.9
E&P in Europe and in the Gulf of Mexico		3.06	3.16	2.62	(0.54)	(17.1)
WORLDWIDE GAS SALES		89.17	90.88	88.93	(1.95)	(2.1)

Gas sales by market	(bcm)	2014	2015	2016	Change	% Ch.
ITALY		34.04	38.44	38.43	(0.01)
Wholesalers		4.05	4.19	3.83	(0.36)	(8.6)
Italian gas exchange and spot markets		11.96	16.35	17.08	0.73	4.5
Industries		4.93	4.66	4.54	(0.12)	(2.6)
Medium-sized enterprises and services		1.60	1.58	1.72	0.14	8.9
Power generation		1.42	0.88	0.77	(0.11)	(12.5)
Residential		4.46	4.90	4.39	(0.51)	(10.4)
Own consumption		5.62	5.88	6.10	0.22	3.7
INTERNATIONAL SALES		55.13	52.44	50.50	(1.94)	(3.7)
Rest of Europe		46.22	42.89	42.43	(0.46)	(1.1)
Importers in Italy		4.01	4.61	4.37	(0.24)	(5.2)
European markets		42.21	38.28	38.06	(0.22)	(0.6)
Iberian Peninsula		5.31	5.40	5.28	(0.12)	(2.2)
Germany/Austria		7.44	5.82	7.81	1.99	34.2
Benelux		10.36	7.94	7.03	(0.91)	(11.5)
Hungary		1.55	1.58	0.93	(0.65)	(41.1)
UK/Northern Europe		2.94	1.96	2.01	0.05	2.6
Turkey		7.12	7.76	6.55	(1.21)	(15.6)
France		7.05	7.11	7.42	0.31	4.4
Other		0.44	0.71	1.03	0.32	45.1
Extra European markets		5.85	6.39	5.45	(0.94)	(14.7)
E&P in Europe and in the Gulf of Mexico		3.06	3.16	2.62	(0.54)	(17.1)
WORLDWIDE GAS SALES		89.17	90.88	88.93	(1.95)	(2.1)

Eni Integrated Annual Report	Operating review	47
Gas & Power

Gulf of Mexico), down by 1.95 bcm or 2.1% from the previous year, on the back of increasing competitive pressure and slight demand recovery.

Sales in Italy (38.43 bcm) were barely unchanged from the full year 2015. Lower volumes sold, particularly in residential and wholesale segments were offset by higher spot volumes.

Sales to importers in Italy decreased by 0.24 bcm or 5.2% from 2015, reflecting a lower availability of Libyan gas.

Sales in the European markets amounted to 38.06 bcm, barely unchanged from the previous year.

LNG

In 2016, LNG sales (12.4 bcm) decreased from 2015 (down by 1.1 bcm), mainly due to lower volumes marketed in the Far East, lacking contracts renewal. In particular, LNG sales in the Gas &

Direct sales of the Exploration & Production segment in the Northern Europe and the United States (2.62 bcm) decreased compared to the previous year (3.16 bcm in 2015) due to lower sales in the United Kingdom and in the United States, partially offset by higher sales marketed in Norway.

Sales in the Extra European markets were down by 0.94 bcm compared to the previous year, due to lower LNG volumes marketed in the Far East, due to the lack of contracts renewal.

Power segment (8.1 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Nigeria, Oman and Algeria and mainly marketed in Europe, the Far East, Kuwait and Egypt.

LNG sales	(bcm)	2014	2015	2016	Change	% Ch.
G&P sales		8.9	9.0	8.1	(0.9)	(10.0)
Rest of Europe		5.0	4.8	5.2	0.4	8.3
Outside Europe		3.9	4.2	2.9	(1.3)	(31.0)
E&P sales		4.4	4.5	4.3	(0.2)	(4.4)
Terminals:
Soyo (Angola)		0.1		0.1	0.1	..
Bontang (Indonesia)		0.5	0.5	0.4	(0.1)	(20.0)
Point Fortin (Trinidad & Tobago)		0.6	0.7	0.7
Bonny (Nigeria)		2.8	2.8	2.6	(0.2)	(7.1)
Darwin (Australia)		0.4	0.5	0.5
		13.3	13.5	12.4	(1.1)	(8.1)

Power

Availability of electricity

Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Mantova, Brindisi, Ferrara and Bolgiano. As of December 31, 2016, installed operational capacity of EniPower’s power plants was 4.7 GW (4.9 GW as of December 31, 2015). In 2016, power generation was 21.78 TWh, up by 1.09 TWh or 5.3% from 2015, driven by consumptions recovery. Electricity trading (15.27 TWh) reported an increase of 7.6% due to the optimization of inflows and outflows of power.

48	Operating review	Eni Integrated Annual Report
Gas & Power

Power sales

In 2016, power sales of 37.05 TWh were directed to the free market (74%), the Italian power exchange (15%), industrial sites (9%) and others (2%).

Compared to 2015, power sales were up by 2.17 TWh or 6.2%,

due to higher volumes sold to wholesalers (up by 2.10 TWh) and middle market (up by 0.96 TWh), partially offset by lower volumes sold to small and medium-sized enterprises and large customers.

		2014	2015	2016	Change	% Ch.
Purchases of natural gas	(mmcm)	4,074	4,270	4,334	64	1.5
Purchases of other fuels	(ktoe)	338	313	360	47	15.0
Power generation	(TWh)	19.55	20.69	21.78	1.09	5.3
Steam	(ktonnes)	9,010	9,318	7,974	(1,344)	(14.4)

Availability of electricity	(TWh)	2014	2015	2016	Change	% Ch.
Power generation		19.55	20.69	21.78	1.09	5.3
Trading of electricity(a)		14.03	14.19	15.27	1.08	7.6
		33.58	34.88	37.05	2.17	6.2
Free market		24.86	25.90	27.49	1.59	6.1
Italian Exchange for electricity		4.71	5.09	5.64	0.55	10.8
Industrial plants		3.17	3.23	3.11	(0.12)	(3.7)
Other(a)		0.84	0.66	0.81	0.15	22.7
Power sales		33.58	34.88	37.05	2.17	6.2

(a) Includes positive and negative imbalances.

Capital expenditure

In 2016, capital expenditure amounted to €120 million, mainly relating to gas marketing initiatives (€69 million)

and flexibility and upgrading initiatives of combined cycle power plants (€41 million).

Capital Expenditure	(€ million)	2014	2015	2016	Change	% Ch.
Marketing		164	138	110	(28)	(20.3)
Marketing		66	69	69
Italy		30	31	32	1	3.2
Outside Italy		36	38	37	(1)	(2.6)
Power generation		98	69	41	(28)	(40.6)
International transport		8	16	10	(6)	(37.5)
		172	154	120	(34)	(22.1)
of which:
Italy		128	100	73	(27)	(27.0)
Outside Italy		44	54	47	(7)	(13.0)

Refining & Marketing and Chemicals

Performance of the year

➤	In 2016 continued the positive trend in total recordable injury rate, down by 64% due to both employees (down by 54%) and contractors (down by 73%) contribution.
➤	Greenhouse gas emissions reported a decrease of 29.5% compared to 2015 driven by a different mix of processed fuels at Livorno, Taranto and Sannazzaro refineries; the trend was influenced by the shutdown of the Dunkerque plant (Versalis) in the second part of the year.
➤	In 2016 the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €583 million, down by €112 million, or 16,1% from the previous year.

In 2016, the Refining & Marketing business reported an adjusted operating profit of €278 million, down by 28% from 2015. This reflected negative impact of an unfavourable refining margin scenario (Eni’s standard refining margin – SERM – in 2016 worsened to 4.2 $/bbl, compared to 8.3 $/bbl in 2015, down by 49.4%), the lower availability of domestic crude oil from the Val d’Agri field and higher incidence of scheduled standstills in 2016. These negatives were partly offset by improved plant efficiency and optimization.

The refining break-even margin improved to 4.2 $/bbl yearly average from the 2016 target of 4.5 $/bbl. Results of the Marketing activity declined mainly due to lower margins reflecting the increasing competitive pressure and the assets disposals in Slovenia and Hungary. The Chemical business reported an adjusted operating profit of €305 million, barely unchanged from the full year 2015 with an adjusted operating profit of €308 million. The unfavourable trading environment with worsening margins of crackers, polyethylenes and styrenes was partially offset by steady sale volumes and efficiency and optimization actions.

50	Operating review	Eni Integrated Annual Report
Refining & Marketing and Chemicals

➤	In 2016 Eni’s refining throughputs amounted to 24.52 mmtonnes, lower y-o-y (down by 7.2%) due to unavailability of domestic crude oil of the Val d’Agri field at the Taranto plant and planned shutdowns at Livorno and Milazzo refineries. These negatives were partially offset by higher throughputs at the Sannazzaro refinery, despite the incident occurred at the EST plant in December 2016. On a homogeneous basis, when excluding the impact of the disposal of CRC refinery in the Czech Republic finalized on April 30, 2015, refining throughputs were down by 4.5%.
➤	In 2016 biofuels produced from vegetable oil at the Venice Green Refinery amounted to 0.21 mmtonnes, up by 5% compared to a year earlier.
➤	Retail sales in Italy were 5.93 mmtonnes slightly decreasing from 2015 (down by approximately 30 ktonnes, or 0.5%).
➤	Retail sales in the Rest of Europe (2.66 mmtonnes) were down by 9.2% compared to the previous year, mainly due to assets disposals in the Czech Republic and Slovakia finalized in July 2015 as well as in Slovenia and Hungary in the second half of 2016. These negatives were partially offset by higher volumes traded in France, Austria and Germany.
➤	Sales of petrochemical products in Europe amounted to 3.76 mmtonnes, recording a slight reduction of 1.1% y-o-y, due to a slow recovery in consumptions. Higher intermediates sales were partially offset by lower sale volumes in the other businesses.
➤	Capital expenditure amounting to €664 million mainly related to: (i) refining activities in Italy and outside of Italy (€298 million), aiming mainly at maintain plants’ integrity, as well as initiatives in health, security and environmental issues; (ii) marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€123 million).

Integrated project for Gela reconversion

In 2016 Eni’s activities progressed in line with the commitments foreseen in the Memorandum of Understanding, signed in 2014, with the Ministry for the Economic development and Local Authorities.

In April 2016, following the fulfilment of certain conditions, Eni launched the construction activities at the Green Refinery project, being one of the pillar of the agreement. The refinery will have a capacity of 750 ktonnes/y. The conversion will leverage on the application of ecofining proprietary technology, developed and patented by Eni, to convert unconventional and second generation raw materials into green diesel, a high sustainable biofuel.

Gela reconversion represents the first integrated and cross businesses’ project which Eni is developing in Italy to combine the needs of the business and those of the communities living in the area.

The agreement foresees also: i) the launch of new hydrocarbon exploration and production activities in the Region of Sicily and the offshore area; ii) the realization of a modern hub for shipping locally produced crude oil and green fuel produced on the site; a feasibility study, to identify LNG and CNG storage and transport infrastructure in Gela, as well as the realization of a project for the production of natural latex from natural products with the relative development of the agricultural supply chain; iii) the set-up of a competence centre focused on safety issues; iv) a plan for the environmental remediation of plants and areas that will gradually lose their industrial destination.

Green Chemical Project

Confirmed another step into the conversion process of the bio-refinery of Porto Marghera, with the development of an integrated technology platform fed with renewables sources. The project is based on an agreement signed in 2015 with the US-based company Elevance Renewable Science Inc., including research, technological development and engineering for new plants processes.

At these new plants, Versalis will produce bio-additives additives for chemicals used in the oil industry and green diesel for Eni bio-refinery, as well as applications such as detergents and bio-lubricants.

Eni Integrated Annual Report	Operating review	51
Refining & Marketing and Chemicals

The priority of the Refining & Marketing and Chemicals segment will be the consolidation of business profitability, in a context of weak fundamentals of the European refining market, affected by structural overcapacity, as well as the increasing competitive pressure from streams of oil products imported from the Middle East, Russia and Asia.
For the next four years, management priority is the achievement of a stable positive operating profit and free cash flow, leveraging on: (i) the maximization of the reconversion capacity of the heavy fractions of crude oil into light products also ensured by the EST technology at Sannazzaro Refinery, to reach the high sulphur fuels “zero production target” within 2020; (ii) the second step of the ongoing reconversion of Venice industrial plant in bio-refinery and the integrated project for Gela reconversion among the development of renewable fuels in the automotive sector; (iii) the efficiency actions, the optimization of production processes and logistic rationalization; (iv) the marketing profitability growth through a strategy focused on products and services innovation; (v) the valorization of proprietary technologies.
In the Chemical business the plan foresees: (i) the completion of the restructuring process at unprofitable sites; (ii) the downstream businesses integration to increase the co-products value; (iii) the portfolio diversification developing products with higher value added (so called “specialties”); (iv) the “Green Chemical” projects development; (v) international strategic alliances with leading companies and licensing activities.

Refining & Marketing

Supply and Trading

In 2016, were purchased 23.35 mmtonnes of crude oil (compared to 24.80 mmtonnes in 2015), of which 3.43 mmtonnes by equity crude oil, 18.04 mmtonnes on the spot market and 1.88 mmtonnes by producer countries with term contracts. The breakdown by geographic area was as follows: approximately 43% of purchased crude came from the Russian Commonwealth, 30% from the Middle East, 12% from Italy, 11% from North Africa, 1% from West Africa, 1% from North Sea and 2% from other areas.

Purchases	(mmtonnes)	2014	2015	2016	Change	% Ch.
Equity crude oil		5.81	5.04	3.43	(1.61)	(31.9)
Other crude oil		17.21	19.76	19.92	0.16	0.8
Total crude oil purchases		23.02	24.80	23.35	(1.45)	(5.8)
Purchases of intermediate products		2.02	1.66	1.35	(0.31)	(18.7)
Purchases of products		11.07	10.68	11.20	0.52	4.9
TOTAL PURCHASES		36.11	37.14	35.90	(1.24)	(3.3)
Consumption for power generation		(0.57)	(0.41)	(0.37)	0.04	9.8
Other changes(a)		(0.62)	(1.22)	(1.92)	(0.70)	(57.4)
		34.92	35.51	33.61	(1.90)	(5.4)

(a) Include change in inventories, decrease due to transportation, consumption and losses.

Refining

In 2016, Eni’s refining throughputs in Europe were 24.52 mmtonnes, down by 7.2% from 2015 due to lower availability of domestic crude oil driven by the shutdown of the Val d’Agri field at the Taranto plant, as well as other planned maintenance turnarounds (Livorno and Milazzo), partially offset by higher volumes processed at Sannazzaro despite the incident occurred in December 2016.

On a homogeneous basis, when excluding the impact of the disposal of CRC refinery in the Czech Republic finalized on April 30, 2015, refining throughputs reported a decrease of 4.5% compared to 2015.

In Italy, the decreasing of refinery throughputs (down by 4.9%) was caused by the same drivers mentioned above.

In the full year 2016, volumes of biofuels produced from vegetable oil at the Venice Green Refinery increased by 5% from 2015.

Outside Italy, Eni’s refining throughputs were 2.91 mmtonnes, down by 0.78 mmtonnes or 21.1% from the previous year, mainly due to the above mentioned divestment in the Czech Republic finalized in the second quarter of 2015.

Total throughputs in wholly-owned refineries were 17.37 mmtonnes, down by 1 mmtonnes or 5.4% compared with 2015.

The refinery utilization rate, ratio between throughputs and refinery capacity, is 89.5%. Approximately 14.8% of processed crude was supplied by Eni’s Exploration & Production segment, down by 6 percentage points from 2015 (20.4%).

52	Operating review	Eni Integrated Annual Report
Refining & Marketing and Chemicals

Availability of refined products	(mmtonnes)	2014	2015	2016	Change	% Ch.
ITALIA
At wholly-owned refineries		16.24	18.37	17.37	(1.00)	(5.4)
Less input on account of third parties		(0.58)	(0.38)	(0.27)	0.11	28.9
At affiliated refineries		4.26	4.73	4.51	(0.22)	(4.7)
Refinery throughputs on own account		19.92	22.72	21.61	(1.11)	(4.9)
Consumption and losses		(1.33)	(1.52)	(1.53)	(0.01)	(0.7)
Products available for sale		18.59	21.20	20.08	(1.12)	(5.3)
Purchases of refined products and change in inventories		7.19	6.22	6.28	0.06	1.0
Products transferred to operations outside Italy		(0.72)	(0.48)	(0.39)	0.09	18.8
Consumption for power generation		(0.57)	(0.41)	(0.37)	0.04	9.8
Sales of products		24.49	26.53	25.60	(0.93)	(3.5)
Green refinery throughputs		0.13	0.20	0.21	0.01	5.0
OUTSIDE ITALY
Refinery throughputs on own account		5.11	3.69	2.91	(0.78)	(21.1)
Consumption and losses		(0.21)	(0.23)	(0.22)	0.01	4.3
Products available for sale		4.90	3.46	2.69	(0.77)	(22.3)
Purchases of refined products and change in inventories		4.48	4.77	4.72	(0.05)	(1.0)
Products transferred from Italian operations		0.72	0.48	0.40	(0.08)	(16.7)
Sales of products		10.10	8.71	7.81	(0.90)	(10.3)
Refinery throughputs on own account		25.03	26.41	24.52	(1.89)	(7.2)
of which: refinery throughputs of equity crude on own account		5.81	5.04	3.43	(1.61)	(31.9)
Total sales of refined products		34.59	35.24	33.41	(1.83)	(5.2)
Crude oil sales		0.33	0.27	0.20	(0.07)	(25.9)
TOTAL SALES		34.92	35.51	33.61	(1.90)	(5.4)

Marketing of refined products

In 2016, sales of refined products (33.41 mmtonnes) were down by 1.83 mmtonnes or by 5.2% from 2015, mainly due to the assets disposals in the Czech Republic and Slovakia, finalized in July 2015 as well as in Slovenia and Hungary in the second half of 2016.

Product sales in Italy and outside Italy by market	(mmtonnes)	2014	2015	2016	Change	% Ch.
Retail		6.14	5.96	5.93	(0.03)	(0.5)
Wholesale		7.57	7.84	8.16	0.32	4.1
Chemicals		0.89	1.17	1.02	(0.15)	(12.8)
Other sales		9.89	11.56	10.49	(1.07)	(9.3)
Sales in Italy		24.49	26.53	25.60	(0.93)	(3.5)
Retail rest of Europe		3.07	2.93	2.66	(0.27)	(9.2)
Wholesale rest of Europe		4.60	3.83	3.18	(0.65)	(17.0)
Wholesale outside Italy		0.43	0.43	0.43
Other sales		2.00	1.52	1.54	0.02	1.3
Sales outside Italy		10.10	8.71	7.81	(0.90)	(10.3)
TOTAL SALES OF REFINED PRODUCTS		34.59	35.24	33.41	(1.83)	(5.2)

Retail sales in Italy

In 2016, retail sales in Italy were 5.93 mmtonnes, with a slight decrease compared to 2015 (about 30 ktonnes from 2015 or 0.5%) due to a reduction in volumes marketed in Eni’s highway segment, partially offset by a slight increase in volumes marketed in Eni’s owned stations. Average gasoline and gasoil throughputs (1,551 kliters) decreased by approximately 20 kliters from 2015. Eni’s 2016 retail market share was 24.3%, down by 0.2 percentage points from 2015 (24.5%). As of December 31, 2016, Eni’s retail network in Italy consisted of 4,396 service stations, lower by 24 units from December 31, 2015 (4,420 service stations), resulting from the release of low throughput stations (27 units), offset by positive balance of acquisitions/releases of lease concessions (3 units).

Eni Integrated Annual Report	Operating review	53
Refining & Marketing and Chemicals

Retail and wholesales sales of refined products	(mmtonnes)	2014	2015	2016	Change	% Ch.
Italy		13.71	13.80	14.09	0.29	2.1
Retail sales		6.14	5.96	5.93	(0.03)	(0.5)
Gasoline		1.71	1.60	1.53	(0.07)	(4.1)
Gasoil		4.07	3.96	3.99	0.03	0.8
LPG		0.32	0.36	0.36
Others		0.04	0.04	0.04
Wholesale sales		7.57	7.84	8.16	0.32	4.1
Gasoil		3.54	3.69	3.70	0.01	0.3
Fuel Oil		0.12	0.12	0.14	0.02	16.7
LPG		0.28	0.22	0.22
Gasoline		0.30	0.38	0.49	0.11	28.9
Lubricants		0.09	0.07	0.08	0.01	14.3
Bunker		0.91	1.07	1.01	(0.06)	(5.6)
Jet fuel		1.59	1.60	1.82	0.22	13.8
Other		0.74	0.69	0.70	0.01	1.4
Outside Italy (retail+wholesale)		8.10	7.19	6.27	(0.92)	(12.8)
Gasoline		1.80	1.51	1.27	(0.24)	(15.9)
Gasoil		4.48	3.98	3.44	(0.54)	(13.6)
Jet fuel		0.56	0.65	0.62	(0.03)	(4.6)
Fuel Oil		0.18	0.17	0.13	(0.04)	(23.5)
Lubricants		0.10	0.10	0.10
LPG		0.55	0.51	0.49	(0.02)	(3.9)
Other		0.43	0.27	0.22	(0.05)	(18.5)
		21.81	20.99	20.36	(0.63)	(3.0)

Retail sales in the Rest of Europe

Retail sales in the Rest of Europe were approximately 2.66 mmtonnes, recorded a slight reduction from 2015 (down by 9.2%). This result reflected mainly the asset disposals in the Czech Republic and Slovakia finalized in July 2015 as well as in Slovenia and Hungary in the second half of 2016. These negatives were partially offset by higher volumes traded in France, Austria and Germany. On a homogeneous basis, when excluding the impact of the asset disposal in Eastern Europe, sales slightly increased by 1%. At December 31, 2016, Eni’s retail network in the Rest of Europe consisted of 1,226 units, decreasing by 200 units from December 31, 2015, due to the service stations disposal above mentioned. Average throughput (2,340 kliters) increased by 68 kliters compared to 2015 (2,272 kliters).

Wholesale and other sales

Wholesale sales in Italy amounted to 8.16 mmtonnes, up by approximately 0.32 mmtonnes or 4.1% from the previous year, mainly due to higher volumes marketed of jet fuel, gasoil and fuel oil partly offset by lower sales of bunkering.

Wholesale sales in the Rest of Europe were 3.18 mmtonnes, down by 17% from 2015, net of the above-mentioned asset disposals. On a homogeneous basis, sales are barely unchanged from 2015. Supplies of feedstock to the petrochemical industry (1.02 mmtonnes) decreased by 12.8%.

Other sales in Italy and outside Italy (12.03 mmtonnes) decreased by approximately 1.05 mmtonnes or 8%, mainly due to lower sales volumes to oil companies.

54	Operating review	Eni Integrated Annual Report
Refining & Marketing and Chemicals

Chemicals

Product availability	(ktonnes)	2014	2015	2016	Change	% Ch.
Intermediates		2,972	3,334	3,417	83	2.5
Polymers		2,311	2,366	2,229	(137)	(5.8)
Production		5,283	5,700	5,646	(54.0)	(0.9)
Consumption and losses		(2,292)	(1,908)	(2,166)	(258)	13.5
Purchases and change in inventories		472	9	279	270	..
		3,463	3,801	3,759	(42)	(1.1)

Petrochemical sales of 3,759 ktonnes slightly decreased from 2015 (down by 42 ktonnes, or 1.1%) mainly due to the stagnation of demand in Europe. The sharpest declines were registered in polyethylene (down by 9.8%) and styrene (down by 9.1%) following the shutdown of Ragusa and Mantova plants, partly offset by higher volumes in derivatives among intermediates (up by 14.8%) and elastomers (up by 6.7%), driven by demand increase in the Tyre sector.

Average unit sales prices were 10% lower than in 2015. Monomers prices, particularly of butadiene (down by 2%) and benzene (down by 6%), reflected the weakness of the market and overcapacity. In the polymers business styrene prices were down by 6.3%, negatively affected by a decline in feedstock, and elastomers average prices decreased by 6.7% due to price competition from Asian producers. Also polyethylene prices decreased (down by 3.2%).

Petrochemical production of 5,646 ktonnes decreased by 54 ktonnes (down by 0.9%) due to declines in polyethylene (down by 8.6%) affected by weak demand and in styrene (down by 7.2%) due to planned and unplanned standstills at the Mantova plant. Derivatives productions increased (up by 10.2%) as well as elastomers (up by 7.1%) due to the recovery in sales volumes compared to 2015.

The main decreases in production were registered at the Ragusa site (down by 45%), due to a shutdown occurred at the plant, as well as at Ravenna and Dunkerque (olefins), Ferrara (elastomers) and Mantova sites (styrene) due to planned shutdowns. Productions at Brindisi plant increased (up by 15.7%) as well as Grangemouth site (up by 20.7%), due to the start-up of the new butadiene-based rubber production line.

Nominal capacity of plants was barely unchanged from the previous year. The average plant utilization rate calculated on nominal capacity was 71.4% reporting a slight decrease from 2015 (72.7%).

Business trends

Intermediates

Intermediates revenues (€1,688 million) decreased by €211 million from 2015 (down by 11.1%) reflecting the lower commodity prices scenario that influences average intermediates prices. Sales increased by 4.6%, in particular in the ethylene segment (up by 19.3%). Derivatives sales increased by 14.8% driven by the combined effect of a recovery in demand and higher product availability.

Average unit prices decreased by 11.1%, with aromatics down by 7% (benzene), derivatives down by 7.7% and olefins down by 17.8% driven by the weakness of the market and overcapacity in Europe.

Intermediates production (3,417 ktonnes) registered an increase of 2.5% from 2015 mainly in aromatics (up by 2.7%) and derivatives (up by 10.2%). Olefins production was barely unchanged (up by 0.8%).

Polymers

Polymers revenues (€2,380 million) decreased by €310 million or 11.5% from 2015 due to average unit prices (down by 5.5%) and sold volumes decrease (down by 6.7%), driven by continuing weak demand in the automotive segment and price competition from Asian producers. These negatives were further exacerbated by the decrease of average styrenics prices (down by 6.3%) and sold volumes down by 9.1%, also due to lower production availability following the Mantova plant shutdown.

Reductions were recorded both at volumes (down by 9.8%) and average prices (down by 3.2%) in polyethylene. The recovery in elastomers sales was registered in all the segments: commodities rubbers (BR up by 12.6%), SBR (up by 7.8%), thermoplastic rubbers (up by 5.9%), special rubbers EPDM (up by 3.6%) and lattices (up by 2%). Lower sales of styrene is attributable to lower volumes sold of compact polystyrene (down by 13.8%), due to demand food packaging, single-use products and building industry and lower sales of expandable polystyrene (down by 14.4%) partly offset by higher sales of ABS/SAN (up by 11.4%) driven by demand recovery and higher sales of styrol (up by 5.9%). The sales volumes of polyethylene reported a decrease (down by 9.8%) due to lower sales of EVA (down by 10.6%) and LDPE (down by 24.4%). HDPE sales increased (up by 7.8%). Polymers production (2,229 ktonnes) decreased by 5.8% from 2015. Styrene productions decreased (down by 7.2%) due to planned standstill at Mantova plant with lower production of styrol (down by 6.4%) and compact polystyrene (down by 11.2%) partly offset by higher productions of ABS/SAN (up by 9.9%). Polyethylene productions decreased (down by 8.6%) driven by scheduled standstills at Ragusa, Ferrara and Dunkerque plants partly offset by higher productions of HDPE (up by 9.4%). Elastomers productions increased (up by 7.1%), mainly in BR segment (up by 15.2%), driven by higher volumes sold compared to 2015.

Eni Integrated Annual Report	Operating review	55
Refining & Marketing and Chemicals

Capital expenditure

In 2016, capital expenditure in the Refining & Marketing and Chemicals segment amounted to €664 million and mainly related to: (i) refining activity in Italy and outside Italy (€298 million) aiming at maintain plants’ integrity, as well as initiatives in health, security and environment; (ii) marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€123 million); (iii) upgrading activities (€87 million); upkeeping of plants (€75 milioni); maintenance (€38 milioni), as well as environmental protection, safety and environmental regulation (€37 milioni) in the Chemical business.

Capital expenditure	(€ million)	2014	2015	2016	Change	% Ch.
Refining		362	282	298	16	5.7
Marketing		175	126	123	(3)	(2.4)
		537	408	421	13	3.2
Chemicals		282	220	243	23	10.5
		819	628	664	36	5.7

Financial review

Successful effort method (SEM)

Effective January 1, 2016, management elected to change the criterion to recognize exploration expenses adopting the successful-effort-method (SEM). The successful-effort method is largely adopted by oil&gas companies, to which Eni is increasingly comparable given the recent re-focalization of the Group activities on its core upstream business. In accordance to IAS 8 “Accounting policies, Changes in accounting estimates and Errors”, the SEM application is a voluntary change in accounting policy explained by the alignment with an accounting standard largely adopted by oil&gas companies and as such it has been applied retrospectively.

Under the SEM, geological and geophysical exploration costs are recognized as an expense as incurred. Costs directly associated with an exploration well are initially capitalized as an unproved tangible asset until the drilling of the well is complete and the results have been evaluated. If commercially viable quantities of hydrocarbons are not found, the exploration well costs are written off. If hydrocarbons are found and, subject to further appraisal activity, are likely to be capable of commercial development, the costs continue to be carried as an unproved asset. If it is determined that development will not occur then the costs are expensed. Costs directly associated with appraisal activity undertaken to determine the size, characteristics and commercial potential of a reservoir following the initial discovery of hydrocarbons are initially capitalized as an unproved tangible asset. When proved reserves of oil and natural gas are determined and development is approved by management, the relevant expenditure is transferred to proved property.

The retrospective application of the SEM has required adjustment of the opening balance of several items as of January 1, 2014. Specifically, the opening balance of the carrying amount of property, plant and equipment was increased by €3,524 million, intangible assets by €860 million and the retained earnings by €3,001 million. Other adjustments related to deferred tax liabilities and other minor line items.

Referring to the full year 2015, the adoption of SEM resulted in lower operating profit (down by €815 million) due to the accrual of impairment of capitalized exploration costs and the write-off of suspended exploration projects due to changes in hydrocarbon price scenario. Considering these special items, Group adjusted operating profit for 2015 increased to €4,178 million, from €4,104 million recorded before SEM accounting.

More details are available on the “Basis of presentation” in the “Notes to the Consolidated Financial Statements”.

Continuing and discontinued operations

In relation to the Engineering & Construction segment classified as asset held for sale in the 2015 consolidated financial statements, on January 22, 2016 Eni closed the sale of a 12.503% stake in the entity to CDP Equity SpA, for a consideration of €463 million. Concurrently, a shareholder agreement between Eni and CDP Equity SpA entered into force, which established the joint control of the two parties over the target entity. Those transactions triggered loss of control of Eni over Saipem. Therefore, effective January 1, 2016, Eni deconsolidated the assets and liabilities, revenues and expenses of Saipem from the consolidated accounts. The retained interest of 30.55% in the former subsidiary has been recognized as an investment in an equity-accounted joint venture with an initial carrying amount aligned to the share price at the closing date of the transaction (€4.2 per share, equal to €564 million) recognizing a loss through profit of €441 million. This loss has been recognized in the Group consolidated accounts for 2016 as part of gains and losses of the discontinued operations. Considering the share capital increase of Saipem, which was subscribed pro-quota by Eni at the same time as the aforementioned transactions (for an overall amount of €1,069 million), the initial carrying amount of the interest retained amounts to €1,614 million, which becomes the cost on initial recognition of the investment in Saipem for the subsequent application of equity accounting. Saipem reimbursed intercompany loans owed to Eni (€5,818 million as of December 31, 2015) by using the proceeds from the share capital increase and new credit facilities from third-party financing institutions.

In this financial statement, adjusted results from continuing operations of 2015 are reported on a standalone basis, thus excluding Saipem’s results. A corresponding alternative performance measure has been presented for the net cash flow from operating activities. The net result of discontinued operations for the year 2016 only comprised a loss recognized to align the book value of the Eni’s residual interest in Saipem to its share price at January 22, 2016. This date marked the loss of control of Eni over Saipem, following the sale of a 12.503% interest to CDP Equity and the concurrent entering into force of the shareholder agreement between the parties. For further information, see the reconciliations and the explanatory notes furnished in the paragraph “Alternative performance measures” in the subsequent pages.

Due to termination of negotiations with US-based SK Capital hedge fund, to divest a 70% interest in Versalis SpA, as disclosed in the press release dated June 21, 2016, Eni’s chemical business is no longer qualified as a disposal group held for sale. Therefore, Eni’s consolidated accounts as of and for the twelve months ended December 31, 2016, have been prepared accounting this business as part of the continuing operations.

Based on IFRS 5 provisions, in case a disposal group ceases to be classified as held for sale, management is required to amend financial statements retrospectively as if the disposal group has

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Financial review

never been qualified as held for sale. Accordingly, the opening balance of the consolidated accounts of 2016 has been amended to reinstate the criteria of the continuing use to evaluate Versalis. This adjustment to the Versalis evaluation increased the opening balance of Eni’s consolidated net assets by €294 million and was neutral on the Group’s net financial position. In presenting the Group’s consolidated results, Versalis assets and liabilities and revenues and expenses have been recorded line-by-line in the Group accounts. Results of the comparative periods have been reclassified accordingly. In the Group segment information, Versalis results have been reported as part of the R&M and Chemical segment because a single manager is accountable for the performance at both operating segments and the two segments exhibit similar economic characteristics.

2016 results

Eni reported a net loss from continuing operations of €1,051 million for the FY2016, which far lower than the €7,952 million loss recorded in 2015.

This improvement mainly reflects a mild recovery that has been staging in oil markets from the second half of the year. Better market fundamentals were factored in the upward revision to management’s long-term assumption for the benchmark Brent price to $70 per barrel from the previous $65, which has been adopted in the financial projections of the 2017-2020 industrial plan. This revision triggered asset revaluations of €1,005 million post-tax at oil&gas properties, which were absorbed by impairment losses due to a lowered outlook for gas prices in Europe and other drivers, as well as other non-recurring charges for an overall negative impact of €831 million.

On the contrary, the FY 2015 result was negatively affected by the recognition of special charges of €8.5 billion. Those comprised impairment losses of upstream asset (€3.9 billion) and the write-

off of deferred tax assets for €1.8 billion due to a lowered outlook for oil prices. Furthermore, the year-ago charges included the impairment of the Chemical business (€1 billion) whose carrying amount was aligned to the expected fair value based on a sale transaction then ongoing designed to established an industrial joint venture, as well as other extraordinary charges of €1.8 billion mainly in the G&P segment.

Still, 2016 underlying performance was negatively affected by a continued slump in commodity prices mainly in first half of the year which determined y-o-y declines in crude oil prices (down by 16.7%, from 52.5 $/b reported in 2015, to 43.7 $/b in 2016), in gas prices (down by 28.2%) and in refining margins (down by 49.4%). These declines drove a 23% reduction in the Group consolidated turnover. In addition the performance was affected by a four and half-month shutdown of the Val d’Agri oil complex in Italy. Management implemented a number of initiatives to withstand the negative scenario including tight investment selection, with capex down by 19% y-o-y at constant exchange rates, control of E&P operating expenses (down by 14%), optimizations of plant setup at refineries and chemical plants, savings on energy consumptions and logistic costs and G&A cuts. All these measures improved EBIT by around €1.7 billion. Finally, income taxes declined by €1,186 million due to the above mentioned extraordinary drivers. The tax rate has been affected by the high relative incidence on taxable profit recorded in the first three quarters of 2016 of results under

PSA schemes, which are characterized by higher-than-average rates of taxes.

Group net loss pertaining to Eni’s shareholders amounted to €1,464 million, which included a loss in the discontinued operations of €413 million relating to the impairment taken to align the book value of Eni’s retained interest in Saipem to its fair value, equal to the market capitalization at the date of loss of control (January 22, 2016) with a charge of €441 million.

Adjusted results

2014	(€ million)	2015	2016	Change	% Ch.
12,337	Adjusted operating profit (loss) - continuing operations	5,708	2,315	(3,393)	(59.4)
(1,114)	Reinstatement of intercompany transactions vs. discontinued operations	(1,222)
11,223	Adjusted operating profit (loss) - continuing operations on a standalone basis	4,486	2,315	(2,171)	(48.4)

1,720	Net profit (loss) attributable to Eni’s shareholders - continuing operations	(7,952)	(1,051)	6,901	86.8
1,008	Exclusion of inventory holding (gains) losses	782	(120)
1,471	Exclusion of special items	8,487	831
4,199	Adjusted net profit (loss) attributable to Eni’s shareholders - continuing operations	1,317	(340)	(1,657)	..
(476)	Reinstatement of intercompany transactions vs. discontinued operations	(514)
3,723	Adjusted net profit (loss) attributable to Eni’s shareholders on a standalone basis	803	(340)	(1,143)	..
65.9	Tax rate (%)	82.4	120.6

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Financial review

The breakdown of the adjusted net profit is shown in the table below:

2014	(€ million)	2015	2016	Change	% Ch.
4,569	Exploration & Production	991	508	(483)	(48.7)
86	Gas & Power	(168)	(330)	(162)	(96.4)
(319)	Refining & Marketing and Chemicals	512	419	(93)	(18.2)
(852)	Corporate and other activities	(663)	(991)	(328)	(49.5)
1,255	Impact of unrealized intragroup profit elimination(a)	1,250	61	(1,189)
4,739	Adjusted net profit (loss) - continuing operations	1,922	(333)	(2,255)	..
	attributable to:
540	- non-controlling interest	605	7	(598)
4,199	- Eni’s shareholders	1,317	(340)	(1,657)	..
(476)	Reinstatement of intercompany transactions vs. discontinued operations	(514)
3,723	Adjusted net profit (loss) attributable to Eni’s shareholders on a standalone basis	803	(340)	(1,143)	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

In 2016, adjusted operating profit was €2,315 million, representing a decrease of €2,171 million, down by 48.4% y-o-y. The decline reflected a lower commodity price environment with a negative effect of €3.3 billion, while the Val d’Agri shutdown and lower non-recurring gains in G&P weighted for €0.6 billion. These negatives were partly offset by production growth in other areas, efficiency gains and a reduced cost base for €1.7 billion, mainly in the E&P segment.

Special items of the operating profit were net charges of €333 million and mainly related to:

(i)	asset revaluations of €1,440 million at oil&gas properties mainly reflecting the upward revision to management’s long-term assumption for the benchmark Brent price to $70 per barrel from the previous $65 adopted in the financial projections of the 2017-2020 industrial plan;
(ii)	impairment of gas properties in the upstream segment driven by the impact of a lowered price scenario in Europe and other oil&gas properties due to contractual changes, reserves revision as well as a higher country risk (overall amount of €756 million);

(iii)	the write down of capital expenditure relating to certain Cash Generating Units in the R&M and Chemicals segment, which were impaired in previous reporting periods (€104 million);

(iv)	the write-off of the damaged units of the EST conversion plant at the Sannazzaro refinery, following the incident occurred in December 2016 and a provision for removal and clean-up (for an overall amount of €217 million) partially offset by a compensation gain on part of a third-party insurer (€122 million);

(v)	environmental provisions (€193 million);

(vi)	the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (gains of €427 million);

(vii)	exchange rate differences and derivatives reclassified to adjusted operating profit (charges of €19 million);

(viii)	risk provisions (€152 million);

(ix)	other charges (€850 million) mainly relating to the impairment of certain receivables under negotiation in the

E&P segment owed by certain NOCs, due to the expected outcome of ongoing negotiations.

Non-operating special items of the year comprised:

-	Continuing operations

•	the impairment of certain entities accounted for at the equity method in the E&P segment driven by the financial downturn in certain countries (€236 million);
•	the item income taxes including in addition to the tax effects of special gains/charges in operating profit, a gain relating to the reversal of deferred tax assets written down in previous reporting periods (€121 million), as well as utilization of deferred tax liabilities due to certain changes in tax regulations in the United Kingdom and Norway (€28 million) and to the impairment of certain receivables under negotiation in the E&P segment owed by certain NOCs to reflect expected outcome of certain ongoing negotiations;

•	a write-off of deferred tax assets at Italian companies (approximately €170 million) due to a changed outlook of future taxable earnings, mainly due to the gas scenario;

•	an impairment loss recorded at Eni’s interest in Saipem, accounted for by the equity method and subsequent to establishment of Eni’s joint control over the investee. The loss reflected the outcome of the impairment review and other extraordinary charges incurred by Saipem, based on the changed financial projections of new strategic plan announced by the entity on October 25, 2016 (Eni’s share of €163 million).

-	Discontinued operations

•	special items of discontinued operations included a loss of €441 million attributable to the impairment of the net book value of the interest retained in Saipem to align with the market capitalization of the investee at the date of the loss of control.

Adjusted net loss for the FY2016 amounted to €0.34 billion, lower by €1.14 billion from the adjusted net profit of 2015 (€0.8 billion). This was due to a lowered operating performance, declining results from equity-accounted entities reflecting a weaker scenario and a higher tax rate (up by 38 percentage points). This latter reflected: (i)

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Financial review

the recording of a tax rate as high as 100% in the first nine months of the year due to the oil downturn, which determined a larger, relative weight of taxable profit earned under PSA schemes, which are characterized by higher-than-average rates of taxes; (ii) the classification as special items of the reversals of certain deferred tax assets, which were written down in the previous reporting period.

Results by business segments

Exploration & Production

In 2016, the Exploration & Production segment reported an adjusted operating profit of €2,494 million, down by 40.4% y-o-y. The €1,688 million decline mainly reflected a weaker commodity environment, with the marker Brent down by 16.7% and declining gas prices in Europe and the United States. Profit for the year was also negatively affected by the Val d’Agri shutdown, which lasted four months and half. These effects were only partially offset by higher production in other areas and lower operating expenses and DD&A. This latter was due to lower capital expenditure and the reduction in the carrying amounts of oil&gas properties following the material impairment losses booked last year (€5,212 million).

Adjusted operating profit excluded a positive adjustment of €73 million and related to asset revaluations of €1,440 million at oil&gas properties driven by an upward revision to management’s long-term assumption for the benchmark Brent price to $70 per barrel from the previous $65 adopted in the financial projections of the 2017-2020 industrial plan. These were absorbed by: (i) impairment losses of gas properties driven by a lowered price outlook in Europe and other oil&gas properties due to contractual changes, reserves revision and a higher country risk (overall amount of €756 million); and (ii) other charges of €461 million mainly relating to the impairment of certain overdue receivables owed by national oil companies due to the expected outcome of ongoing negotiations. The recognition of those receivables as deductible items for tax purposes resulted in the reversal of unused deferred tax liabilities of €380 million.

For the FY2016, adjusted net profit amounted to €508 million, a decline of €483 million, or 48.7%, from 2015 due to a lower operating performance.

In 2016, taxes paid represented approximately 32% of the cash flow from operating activities of the E&P segment before changes in working capital and income taxes paid.

Gas & Power

In 2016, the Gas & Power segment reported an adjusted operating loss of €390 million, down by €264 million y-o-y.This reflected lower margins on LNG sales and higher one-off benefits from contracts renegotiations reported in 2015, partly offset by logistic costs optimizations and better performance in trading activities. The retail segment reported lower results due to unusual winter weather conditions.

Adjusted operating loss excluded a loss on stock of €90 million and net special gains of €89 million. Special gains comprised the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (gains of €443 million), a downward revision of revenues accrued on the sale of gas and power for past reporting periods, resulting from the restructuring plan launched in 2015 (€161 million), the impairment loss of certain assets due to the increased country risk and the weakness of the scenario (€81 million). Adjusted operating result included a negative balance of €19 million of exchange rate differences and derivatives.

In the full year, the Gas & Power segment reported an adjusted net loss of €330 million due to the reduction of operating performance.

Refining & Marketing and Chemicals

In 2016, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €583 million, declining by €112 million from the previous year.

The Refining & Marketing business reported an adjusted operating profit of €278 million, down by €109 million, or 28.2% compared to 2015. This decline was driven by an unfavorable refining margin scenario (the Eni’s standard refining margin – SERM – was down by 49.4% to 4.2 $/bbl in 2016 from 8.3 $/bbl in 2015), as well as, the scheduled maintenance activities at certain refineries. The refining break-even margin improved to 4.2 $/bbl, better than the planned target of 4.5 $/bbl. These negatives were partly offset by improved plant optimization and efficiency. Moreover, marketing recorded lower results reflecting weaker margins due to stronger competitive pressure and the subsidiaries disposal in Slovenia and Hungary.

The Chemical business reported an adjusted operating profit of €305 million, almost unchanged y-o-y, due to an unfavorable trading environment, which hit commodity margins, mainly in feedstocks, polyethylenes and styrenics, and competitive pressure. The result also reflected lower products availability following unplanned shutdowns.

These negatives were offset by efficiency actions implemented in previous years and reduction in depreciation due to the asset impairment recorded in 2015 to align assets book value to their fair value.

Special charges excluded from adjusted operating profit amounted to a net positive of €266 million. This included impairment losses to write down capital expenditure of the period at assets impaired in previous reporting periods (€104 million), environmental charges (€104 million) as well as fair-value evaluation of certain commodity derivatives (charges of €3 million) lacking the formal criteria to be accounted as hedges under IFRS. Furthermore, special charges include the write-off related to the EST conversion plant, at Sannazzaro Refinery, affected by the event occurred in December 2016, and the environmental provision for removal and clean-up (a total amount of €217 million), partially offset by the insurance compensation paid by third parties which was recognized virtually certain at the closing date (€122 million).

Adjusted net profit of €419 million reduced by €93 million reflecting the operating performance.

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Financial review

Capital expenditure

2014	(€ million)	2015	2016	Change	% Ch.
10,156	Exploration & Production	9,980	8,254	(1,726)	(17.3)
	- acquisition of proved and unproved properties		2
1,030	- exploration	566	417
9,021	- development	9,341	7,770
105	- other expenditure	73	65
172	Gas & Power	154	120	(34)	(22.1)
819	Refining & Marketing and Chemicals	628	664	36	5.7
537	- Refining & Marketing	408	421	13	3.2
282	- Chemicals	220	243	23	10.5
113	Corporate and other activities	64	55	(9)	(14.1)
(82)	Impact of unrealized intragroup profit elimination	(85)	87	172	..
11,178	Capital expenditure - continuing operations	10,741	9,180	(1,561)	(14.5)
694	Capital expenditure - discontinued operations	561		(561)
11,872	Capital expenditure	11,302	9,180	(2,122)	(18.8)

In 2016, capital expenditure amounted to €9,180 million (€10,741 million in 2015) and mainly related to:

-	development activities (€7,770 million) deployed mainly in Egypt, Angola, Kazakhstan, Indonesia, Iraq, Ghana and Norway. Development expenditures in Italy also comprised the upgrading of certain plants at the Viggiano oil center in Val d’Agri, which did not alter the plant set-up. This upgrading addressed certain objections made by jurisdictional Authorities about the proper function of the plants and were duly authorized by the in-charge department of the Italian Ministry of Economic Development. Due to this upgrading, plant activities were regularly restarted following notification by the public prosecutor that it has definitively repealed the plant seizure. Exploration activities (€417 million) were mainly concentrated in Egypt, Indonesia, Libya and Angola;

-	refining activity in Italy and outside Italy (€298 million) related mainly to asset integrity, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€123 million);

-	initiatives relating to gas marketing (€69 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€41 million).

Sources and uses of cash

In the FY2016, net cash provided by operating activities amounted to €7,673 million. Proceeds from disposals were €1,054 million and mainly related to the 12.503% interest in Saipem (€463 million), an interest in Snam due to exercise of the conversion right by bondholders (€332 million) as well as fuel distribution activities in the Eastern Europe. Following the closing of the Saipem transaction, Eni was reimbursed of intercompany loans due by Saipem amounting to €5,818 million.

These inflows funded part of the financial requirements for capital expenditure for the year (€9,180 million, of which €500 million will be reimbursed with the disposal of 40% interest in Zohr), the payment of Eni’s 2015 balance dividend and the 2016 interim dividend (€2,881 million), and finally the amount cashed out to subscribe the share capital increase of Saipem (€1,069 million). Capital expenditure decreased by 19% vs 2015 at constant exchange rates, including Eni’s capital contributions to joint-ventures, as planned.

The normalized cash flow from operating activities was €8.3 billion calculated by excluding the negative effect of the Val d’Agri shutdown (€0.2 billion), a reclassification of certain receivables for investing activities to trading receivables (€0.3 billion), while including changes in working capital due to the sale of Zohr (€0.1 billion). This normalized cash flow funded for over 90% the capex of the year, reduced from €9.2 billion to €8.7 billion when deducting the expected reimbursement of past capex related to the divestment of a 40% interest in the Zohr project (€0.5 billion).

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Financial review

Profit and loss account

2014	(€ million)	2015	2016	Change	% Ch.
98,218	Net sales from operations	72,286	55,762	(16,524)	(22.9)
1,079	Other income and revenues	1,252	931	(321)	(25.6)
(80,333)	Operating expenses	(59,967)	(47,118)	12,849	21.4
145	Other operating income (expense)	(485)	16	501	..
(7,676)	Depreciation, depletion, amortization	(8,940)	(7,559)	1,381	15.4
(1,270)	Impairment losses (impairments reversals), net	(6,534)	475	7,009	..
(1,198)	Write-off	(688)	(350)	338	49.1
8,965	Operating profit (loss)	(3,076)	2,157	5,233	..
(1,167)	Finance income (expense)	(1,306)	(885)	421	32.2
476	Net income (expense) from investments	105	(380)	(485)	..
8,274	Profit (loss) before income taxes	(4,277)	892	5,169	..
(6,466)	Income taxes	(3,122)	(1,936)	1,186	38.0
78.1	Tax rate (%)	..	..
1,808	Net profit (loss) - continuing operations	(7,399)	(1,044)	6,355	85.9
(949)	Net profit (loss) - discontinued operations	(1,974)	(413)	1,561
859	Net profit (loss)	(9,373)	(1,457)	7,916	84.5
	attributable to:
1,303	- Eni’s shareholders	(8,778)	(1,464)	7,314	83.3
1,720	- continuing operations	(7,952)	(1,051)	6,901	86.8
(417)	- discontinued operations	(826)	(413)	413	50.0
(444)	- Non-controlling interest	(595)	7	602	..
88	- continuing operations	553	7	(546)	(98.7)
(532)	- discontinued operations	(1,148)		1,148	..

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Non-GAAP measures

Alternative performance measures

Management evaluates underlying business performance on the basis of Non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis

Considering the significant impact of the discontinued operations in the comparative reporting periods of 2015, management used an adjusted performance measures calculated on a standalone basis. This Non-GAAP measure excludes as usual the items “profit/

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loss on stock” and extraordinary gains and losses (special items), while it reinstates the effects relating to the elimination of gains and losses on intercompany transactions with the Engineering & Construction segment which, as of December 31, 2015, was in the disposal phase, represented as discontinued operations under the IFRS5. These measures obtain a representation of the performance of the continuing operations which anticipates the effect of the derecognition of the discontinued operations. Namely: adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis.

Profit per boe

Measures the return per oil and natural gas per barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - oil&gas Topic 932) and production sold.

Opex per boe

Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - oil&gas Topic 932) and production sold.

Finding & Development cost per boe

Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved reserves deriving from improved recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - oil&gas Topic 932).

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

ROACE (Return On Average Capital Employed)

Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/ receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations.

Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

The following tables report the group operating profit and Group adjusted net profit and their breakdown by segment, as well as is represented the reconciliation with net profit attributable to Eni’s shareholders of continuing operations.

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2016
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATION	CONTINUING OPERATIONS
Reported operating profit (loss)	2,567	(391)	723	(681)	(61)	2,157		2,157
Exclusion of inventory holding (gains) losses		90	(406)		141	(175)		(175)
Exclusion of special items:
- environmental charges		1	104	88		193		193
- impairment losses (impairments reversals), net	(684)	81	104	40		(459)		(459)
- impairment of exploration projects	7					7		7
- net gains on disposal of assets	(2)		(8)			(10)		(10)
- risk provisions	105	17	28	1		151		151
- provision for redundancy incentives	24	4	12	7		47		47
- commodity derivatives	19	(443)	(3)			(427)		(427)
- exchange rate differences and derivatives	(3)	(19)	3			(19)		(19)
- other	461	270	26	93		850		850
Special items of operating profit (loss)	(73)	(89)	266	229		333		333
Adjusted operating profit (loss)	2,494	(390)	583	(452)	80	2,315		2,315
Net finance (expense) income (a)	(55)	6	1	(721)		(769)		(769)
Net income (expense) from investments (a)	68	(20)	32	(6)		74		74
Income taxes (a)	(1,999)	74	(197)	188	(19)	(1,953)		(1,953)
Tax rate (%)	79.7	..	32.0			120.6		120.6
Adjusted net profit (loss)	508	(330)	419	(991)	61	(333)		(333)
of which attributable to:
- non-controlling interest						7		7
- Eni’s shareholders						(340)		(340)

Reported net profit (loss) attributable to Eni’s shareholders						(1,464)	413	(1,051)
Exclusion of inventory holding (gains) losses						(120)		(120)
Exclusion of special items						1,244	(413)	831
Adjusted net profit (loss) attributable to Eni’s shareholders						(340)		(340)

(a) Excluding special items.

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Financial review

2015								Discontinued operations
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	TOTAL	CONTINUING OPERATIONS	Reinstatement of intercompany transaction vs. Discontinued operations	CONTINUING OPERATIONS on a standalone basis
Reported operating profit (loss)	(959)	(1,258)	(1,567)	(497)	(694)	(23)	(4,998)	694	1,228	1,922	(3,076)		(4,304)
Exclusion of inventory holding (gains) losses		132	877			127	1,136				1,136		1,136
Exclusion of special items:
- environmental charges			137	88			225				225		225
- impairment losses (impairments reversals), net	5,212	152	1,150	20	590		7,124	(590)		(590)	6,534		6,534
- impairment of exploration projects	169						169				169		169
- net gains on disposal of assets	(403)		(8)	4	1		(406)	(1)		(1)	(407)		(407)
- risk provisions		226	(5)	(10)			211				211		211
- provision for redundancy incentives	15	6	8	1	12		42	(12)		(12)	30		30
- commodity derivatives	12	90	68		(6)		164	6	(6)		164		170
- exchange rate differences and derivatives	(59)	(9)	5				(63)				(63)		(63)
- other	195	535	30	25			785				785		785
Special items of operating profit (loss)	5,141	1,000	1,385	128	597		8,251	(597)	(6)	(603)	7,648		7,654
Adjusted operating profit (loss)	4,182	(126)	695	(369)	(97)	104	4,389	97	1,222	1,319	5,708	(1,222)	4,486
Net finance (expense) income(a)	(272)	11	(2)	(686)	(5)		(954)	5	24	29	(925)	(24)	(949)
Net income(expense) from investments(a)	254	(2)	69	285	17		623	(17)		(17)	606		606
Income taxes(a)	(3,173)	(51)	(250)	107	(212)	(47)	(3,626)	212	(53)	159	(3,467)	53	(3,414)
Tax rate (%)	76.2	…	32.8		…		89.4				64.3		82.4
Adjusted net profit (loss)	991	(168)	512	(663)	(297)	57	432	297	1,193	1,490	1,922	(1,193)	729
of which attributable to:
- non-controlling interest							(243)			848	605	(679)	(74)
- Eni’s shareholders							675			642	1,317	(514)	803
Reported net profit (loss) attributable to Eni’s shareholders							(8,778)			826	(7,952)		(7,952)
Exclusion of inventory holding (gains) losses							782				782		782
Exclusion of special items							8,671			(184)	8,487		8,487
Reinstatement of intercompany transactions vs. discontinued operations													(514)
Adjusted net profit (loss) attributable to Eni’s shareholders							675			642	1,317		803

(a) Excluding special items.

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2014								Discontinued operations
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	TOTAL	CONTINUING OPERATIONS	Reinstatement of intercompany transaction vs. Discontinued operations	CONTINUING OPERATIONS on a standalone basis
Reported operating profit (loss)	10,727	64	(2,811)	(518)	18	398	7,878	(18)	1,105	1,087	8,965		7,860
Exclusion of inventory holding (gains) losses		(119)	1,746			(167)	1,460				1,460		1,460
Exclusion of special items:
- environmental charges			138	41			179				179		179
- impairment losses (impairments reversals), net	853	25	380	14	420		1,692	(420)		(420)	1,272		1,272
- net gains on disposal of assets	(70)		43	3	2		(22)	(2)		(2)	(24)		(24)
- risk provisions	(5)	(42)		12	25		(10)	(25)		(25)	(35)		(35)
- provision for redundancy incentives	24	9	(4)	(25)	5		9	(5)		(5)	4		4
- commodity derivatives	(28)	(38)	41		9		(16)	(9)	9		(16)		(25)
- exchange rate differences and derivatives	6	205	18				229				229		229
- other	172	64	37	30			303				303		303
Special items of operating profit (loss)	952	223	653	75	461		2,364	(461)	9	(452)	1,912		1,903
Adjusted operating profit (loss)	11,679	168	(412)	(443)	479	231	11,702	(479)	1,114	635	12,337	(1,114)	11,223
Net finance (expense) income(a)	(273)	7	(12)	(564)	(6)		(848)	6	40	46	(802)	(40)	(842)
Net income(expense) from investments(a)	333	49	64	(156)	21		311	(21)		(21)	290		290
Income taxes(a)	(7,170)	(138)	41	311	(185)	(79)	(7,220)	185	(51)	134	(7,086)	51	(7,035)
Tax rate (%)	61.1	61.6	...		37.4		64.7				59.9		65.9
Adjusted net profit (loss)	4,569	86	(319)	(852)	309	152	3,945	(309)	1,103	794	4,739	(1,103)	3,636
of which attributable to:
- non-controlling interest							89			451	540	(627)	(87)
- Eni’s shareholders							3,856			343	4,199	(476)	3,723
Reported net profit (loss) attributable to Eni’s shareholders							1,303			417	1,720		1,720
Exclusion of inventory holding (gains) losses							1,008				1,008		1,008
Exclusion of special items							1,545			(74)	1,471		1,471
Reinstatement of intercompany transactions vs. discontinued operations													(476)
Adjusted net profit (loss) attributable to Eni’s shareholders							3,856			343	4,199		3,723

(a) Excluding special items.

2014	(€ million)	2015	2016	Change
14,742	Net cash provided by operating activities	11,649	7,673	(3,976)
273	Net cash provided by operating activities - discontinued operations	(1,226)		1,226
14,469	Net cash provided by operating activities - continuing operations	12,875	7,673	(5,202)
(925)	Reinstatement of intercompany transactions vs. discontinued operations	(720)
13,544	NET CASH PROVIDED BY OPERATING ACTIVITIES ON A STANDALONE BASIS	12,155	7,673	(4,482)

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Breakdown of special items (including discontinued operations)

2014	(€ million)	2015	2016
2,364	Special items of operating profit (loss)	8,251	333
179	- environmental charges	225	193
1,692	- impairment losses (impairments reversals), net	7,124	(459)
	- impairment of exploration projects	169	7
(22)	- net gains on disposal of assets	(406)	(10)
(10)	- risk provisions	211	151
9	- provision for redundancy incentives	42	47
(16)	- commodity derivatives	164	(427)
229	- exchange rate differences and derivatives	(63)	(19)
303	- other	785	850
203	Net finance (income) expense	292	166
	of which:
(229)	- exchange rate differences and derivatives	63	19
(189)	Net income (expense) from investments	488	817
	of which:
(159)	- gains on disposal of assets	(33)	(57)
(38)	- impairments / revaluation of equity investments	506	896
(300)	Income taxes	(7)	(72)
	of which:
976	- net impairment of deferred tax assets of Italian subsidiaries	880	170
(824)	- other net tax refund
69	- deferred tax adjustment on PSAs
	- net impairment of deferred tax assets of upstream business outside Italy	860	6
(521)	- taxes on special items of operating profit (outside Italy) and other special items	(1,747)	(248)
2,078	Total special items of net profit (loss)	9,024	1,244
	Attributable to:
533	- non-controlling interest	353
1,545	- Eni’s shareholders	8,671	1,244

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Summarized Group Balance Sheet

The Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group Balance Sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(€ million)	December 31, 2015	December 31, 2016	Change
Fixed assets
Property, plant and equipment	68,005	70,793	2,788
Inventories - Compulsory stock	909	1,184	275
Intangible assets	3,034	3,269	235
Equity-accounted investments and other investments	3,513	4,316	803
Receivables and securities held for operating purposes	2,273	1,932	(341)
Net payables related to capital expenditure	(1,284)	(1,765)	(481)
	76,450	79,729	3,279
Net working capital
Inventories	4,579	4,637	58
Trade receivables	12,616	11,186	(1,430)
Trade payables	(9,605)	(11,038)	(1,433)
Tax payables and provisions for net deferred tax liabilities	(4,137)	(3,073)	1,064
Provisions	(15,375)	(13,896)	1,479
Other current assets and liabilities	1,827	1,171	(656)
	(10,095)	(11,013)	(918)
Provisions for employee post-retirement benefits	(1,123)	(868)	255
Discontinued operations and assets held for sale including related liabilities	9,048	14	(9,034)
CAPITAL EMPLOYED, NET	74,280	67,862	(6,418)
Eni shareholders’ equity	55,493	53,037	(2,456)
Non-controlling interest	1,916	49	(1,867)
Shareholders’ equity	57,409	53,086	(4,323)
Net borrowings	16,871	14,776	(2,095)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,280	67,862	(6,418)

The Summarized Group Balance Sheet was affected by the movement in the EUR/USD exchange rate, which determined an increase in net capital employed, total equity and net borrowings by €1,747 million, €1,198 million, and €549 million respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 3.2% depreciation of the euro against the US dollar (1 EUR= 1.054 USD at December 31, 2016 compared to 1.089 at December 31, 2015).

Fixed assets (€79,729 million) increased by €3,279 million from December 31, 2015. The item “Property, plant and equipment” was up by €2,788 million mainly due to capital expenditure (€9,180 million), positive currency movements and net asset impairments reversals (€475 million). These positives were offset by DD&A (€7,559 million), the write-off of exploration projects lacking the criteria for continuing to be capitalized and the write-off of the damaged units of the EST plant in Sannazzaro refinery (€350 million). The increase in the item “Equity-accounted investments and other investments” of €803 million was due to the recognition as an equity-accounted investment of the stake of 30.55% retained in Saipem following loss of control over the former subsidiary and the pro-quota share capital increase of Saipem subscribed by for an overall amount of €1,614 million, net of losses incurred in the period.

Net working capital was in negative territory at minus €11,013 million and decreased by €918 million y-o-y driven by reduced trade receivables, due to better management of working capital and higher volume of trade receivables due beyond end of the reporting period which were transferred to factoring institution, as well as increased trade payables. Other current assets and liabilities decreased due mainly to the impairment of certain receivables in the E&P segment owed by certain NOCs, due to the expected

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outcome of ongoing negotiations in relation to under-lifting position. These negatives were partly offset by the decrease in tax payables and provisions for deferred taxes, reflecting lower provisions for current tax, driven by the reduction of taxable profit and E&P utilization of deferred tax liabilities relating to the impairment of under-lifting receivables, as well as the reduction in the risk provisions for the fulfilment of obligations.

Discontinued operations, assets held for sale including related liabilities (€14 million) decreased by €9,034 million due to the closing of the Saipem transaction and the divestment of fuel distribution activities in Eastern Europe.

Shareholders’ equity including non-controlling interest was €53,086 million, down by €4,323 million from December 31, 2015. This was due to the net loss of the year (€1,457 million), the de-recognition of Saipem non-controlling interest (€1,872 million), as well as dividend distribution and other changes of €2,885 million (including the 2015 balance and the 2016 interim dividends paid to Eni’s shareholders amounting to €2,881 million). These effects were partially offset by a positive change in the cash flow hedge reserve (€883 million) and positive foreign currency translation differences (€1,198 million).

Leverage and net borrowings

Eni evaluates its financial condition by reference to net borrowings, which is calculated as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest.

Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	December 31, 2015	December 31, 2016	Change
Total debt:	27,793	27,239	(554)
Short-term debt	8,396	6,675	(1,721)
Long-term debt	19,397	20,564	1,167
Cash and cash equivalents	(5,209)	(5,674)	(465)
Securities held for trading and other securities held for non-operating purposes	(5,028)	(6,404)	(1,376)
Financing receivables for non-operating purposes	(685)	(385)	300
Net borrowings	16,871	14,776	(2,095)
Shareholders’ equity including non-controlling interest	57,409	53,086	(4,323)
Leverage	0.29	0.28	(0.01)

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Summarized Group Cash Flow Statement

Eni’s Summarized Group Cash Flow Statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow and net cash provided by operating activities from continuing operations on a standalone basis are non-GAAP measures of financial performance.

2014	(€ million)	2015	2016	Change
1,808	Net profit (loss) - continuing operations	(7,399)	(1,044)	6,355
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
10,898	- depreciation, depletion and amortization and other non monetary items	17,216	7,773	(9,443)
(224)	- net gains on disposal of assets	(577)	(48)	529
6,600	- dividends, interests, taxes and other changes	3,215	2,229	(986)
2,199	Changes in working capital related to operations	4,781	2,112	(2,669)
(6,812)	Dividends received, taxes paid, interests (paid) received during the period	(4,361)	(3,349)	1,012
14,469	Net cash provided by operating activities - continuing operations	12,875	7,673	(5,202)
273	Net cash provided by operating activities - discontinued operations	(1,226)		1,226
14,742	Net cash provided by operating activities	11,649	7,673	(3,976)
(11,178)	Capital expenditure - continuing operations	(10,741)	(9,180)	1,561
(694)	Capital expenditure - discontinued operations	(561)		561
(11,872)	Capital expenditure	(11,302)	(9,180)	2,122
(408)	Investments and purchase of consolidated subsidiaries and businesses	(228)	(1,164)	(936)
3,684	Disposals	2,258	1,054	(1,204)
435	Other cash flow related to capital expenditure, investments and disposals	(1,351)	465	1,816
6,581	Free cash flow	1,026	(1,152)	(2,178)
(414)	New borrowings (repayment) of long-term finance debt	(300)	5,271	5,571
(628)	Changes in short and long-term financial debt	2,126	(766)	(2,892)
(4,434)	Dividends paid and changes in non-controlling interests and reserves	(3,477)	(2,885)	592
78	Effect of changes in consolidation, exchange differences and cash and cash equivalent	(780)	(3)	777
	related to discontinued operations

1,183	NET CASH FLOW FOR THE PERIOD	(1,405)	465	1,870
13,544	Net cash provided by operating activities on a standalone basis	12,155	7,673	(4,482)

Change in net borrowings

2014	(€ million)	2015	2016	Change
6,581	Free cash flow	1,026	(1,152)	(2,178)
(19)	Net borrowings of acquired companies
	Net borrowings of divested companies	83	5,848	5,765
(850)	Exchange differences on net borrowings and other changes	(818)	284	1,102
(4,434)	Dividends paid and changes in non-controlling interest and reserves	(3,477)	(2,885)	592
1,278	CHANGE IN NET BORROWINGS	(3,186)	2,095	5,281

Eni Integrated Annual Report	Financial review and other information	71
Risk factors and uncertainties

Risk factors and uncertainties

The risks described below may have a material effect on our operational and financial performance. We invite our investors to consider these risks carefully.

Eni’s operating results and cash flow and future rate of growth are exposed to the effects of fluctuating prices of crude oil, natural gas, oil products and chemicals

Prices of oil and natural gas have a history of volatility due to many factors that are beyond Eni’s control. These factors include among other things:

-	global and regional dynamics of oil and gas supply and demand. From mid-2014, the oil industry has been negatively affected by a sharp price downturn driven by global oversupplies and a slowdown in macroeconomic growth. Over this time span, the price of crude oil has lost approximately 50% of its value. In 2016, after dropping below $30 per barrel (“bbl”), the price of Brent crude has staged a recovery to close at around $50 per barrel at year-end as a result of a less unfavorable supply-demand balance. This was helped by the agreement reached in late 2016 by producing countries belonging to the Organization of the Petroleum Exporting Countries (“OPEC”) and other non-member countries to cut the output. For the full year (“FY”) 2016, the benchmark Brent price averaged $43.7 per barrel, a reduction of approximately 17% compared to 2015;
-	global political developments, including sanctions imposed on certain producing countries and conflict situations;
-	global economic and financial market conditions;
-	the influence of the OPEC over world supply and therefore oil prices;
-	prices and availability of alternative sources of energy (e.g., nuclear, coal and renewables);
-	weather conditions;
-	operational issues;
-	governmental regulations and actions;
-	success in development and deployment of new technologies for the recovery of crude oil and natural gas reserves and technological advances affecting energy consumption; and
-	the effect of worldwide energy conservation and environmental protection efforts intended to reduce greenhouse gas (“GHG”) emissions from human activities.

All these factors can affect the balance between global demand and supply for oil and prices of oil.

Management believes that the oil market will gradually recover in the medium-term. We foresee a better balance between demand and supply driven by the recently agreed OPEC cuts and the cooperation of other countries in curbing production and the effects of the reduced investments made by international oil companies during the downturn, while global oil consumptions are expected to grow at a moderate pace. However, management has also evaluated the continuing risks and uncertainties inherent in such forecasts, including actual implementation of the production cuts announced by the OPEC, structural changes that have been affecting oil industry – e.g. the increase in oil supply following the U.S. tight oil revolution – the reduced impact of geopolitical crises and the greater role played by renewable energy sources, as well as risks associated with internationally-agreed measures intended to reduce GHG. Based on this outlook, Eni’s management has slightly revised to 70 $/bbl from the previous 65 $/bbl its long-term price assumptions of the Brent crude oil marker utilized in the Group financial projections of the 2017-2020 industrial plan and in evaluating recoverability of the carrying amounts of the Group’s oil and gas assets. In the 2015 financial statements the adoption of a long-term oil price of 65 $/bbl led to the recognition of impairment losses of €3.4 billion post-tax at our oil&gas assets. Conversely, the upward revision of the long-term assumptions for Brent crude oil prices led to the reversal of previously recognized impairment losses for €1,005 million (post-tax).

Price fluctuations may have a material effect on the Group’s results of operations and cash flow. Lower oil prices from period to period negatively affect the Group’s consolidated results of operations and cash flow, because revenues are price sensitive; such current prices are reflected in revenues recognized in the Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. Eni estimates that its consolidated net profit and cash flow vary by approximately €0.2 billion for each one dollar change in the price of the Brent crude oil benchmark with respect to the price scenario assumed in Eni’s financial projections for 2017 at 55 $/bbl.

In addition to the adverse effect on revenues, profitability and cash flow, lower oil and gas prices could result in debooking of proved reserves, if they become economically unviable in this type of environment, and asset impairments.

Depending on the significance and speed of a decrease in crude oil prices, Eni may also need to review investment decisions and the viability of development projects. Lower oil and gas prices over prolonged periods may also adversely affect Eni’s results of operations and cash flow and hence the funds available to finance expansion projects, further reducing the Company’s ability to grow future production and revenues. In addition, they may reduce returns from development projects, either planned or implemented, forcing the Company to reschedule, postpone or cancel development projects. The Group is currently planning a capital budget of approximately €31.6 billion in the next four

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years, excluding expenditures associated with assets which the Group is planning to divest. This capital budget is significantly lower than the Group’s previous financial projections, down by 8% on a constant exchange rate basis, which reflect management’s approach to be more selective in its spending decisions in a low oil-price environment. In response to weakened oil and gas industry conditions and resulting revisions made to rating agency commodity price assumptions, lower commodity prices may also reduce the Group’s access to capital and lead to a downgrade or other negative rating action with respect to the Group’s credit rating by rating agencies, including Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investor Services Inc. (“Moody’s”). These downgrades negatively affect the Group’s cost of capital, increase the Group’s financial expenses, and may limit the Group’s ability to access capital markets and execute aspects of the Group’s business plans. At the end of March 2016, both agencies lowered Eni’s long-term corporate credit rating (to BBB+ and Baa1, respectively).

Eni estimates that movements in oil prices affect approximately 50% of Eni’s current production. The remaining portion of Eni’s current production is insulated from crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, where, due to the cost recovery mechanism, the Company is entitled to a larger number of barrels in case of a decline in crude oil prices. (See the specific risks of the Exploration & Production segment in “Risks associated with the exploration and production of oil and natural gas” below).

Because of the above mentioned risks, an extended continuation of the current commodity price environment, or further declines in commodity prices, will materially and adversely affect the Group’s business prospects, financial condition, results of operations, cash flows, liquidity, ability to finance planned capital expenditures and commitments and may impact shareholder returns, including dividends and the share price.

In gas markets, price volatility reflects the dynamics of demand and supply for natural gas. In recent years, in the face of weak demand dynamics in Europe due to the economic downturn and competition from coal and renewable sources in the production of gas-fired power, gas supplies in Europe have continued to rise. Factors underlying this rise comprise the increased availability of liquefied natural gas (“LNG”) on a global scale, which in the future will be fuelled by an expected growth in LNG exports from the U.S. and the Asia-Pacific region, and volumes of contracted supplies of European gas wholesalers under long-term arrangements with take-or-pay clauses. See also the other trends described in the risk factors relating to Eni’s Gas & Power business below. The increased liquidity of European hubs has put significant downward pressure on spot prices. Eni expects those trends to continue in the foreseeable future due to a weak outlook for gas demand and continued oversupplies. If Eni fails to renegotiate its long-term gas supply contracts in order to make its gas competitive as market conditions evolve, its profitability and cash flow in the Gas & Power segment would be significantly further affected by current downward trends in gas prices.

The Group’s results from its Refining & Marketing and Chemicals businesses are primarily dependent upon the supply and demand for refined and chemicals products and the associated margins on refined product and chemical products sales, with the impact of changes in oil prices on results of these segments being dependent upon the speed at which the prices of products adjust to reflect movements in oil prices.

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets

Eni faces strong competition in each of its business segments. In the current uncertain financial and economic environment, Eni expects that prices of energy commodities, in particular oil and gas, will be very volatile, with average prices and margins influenced by changes in the global supply and demand for energy, as well as in the market dynamics. This is likely to increase competition in all of Eni’s businesses, which may impact costs and margins. Competition affects licence costs and product prices, with a consequent effect on Eni’s margins and its market shares. Eni’s ability to remain competitive requires continuous focus on technological innovation, reducing unit costs and improving efficiency. It also depends on Eni’s ability to get access to new investment opportunities, both in Europe and worldwide.

-	In the Exploration & Production segment, Eni faces competition from both international and State-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its relatively smaller size compared to other international oil companies, particularly when bidding for large scale or capital intensive projects, and may be exposed to risk of obtaining lower cost savings in a deflationary environment compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, because of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control costs, its growth prospects and future results of operations and cash flow may be adversely affected.

-	In the Gas & Power segment, Eni faces strong competition from gas and energy players to sell gas to the industrial segment, the thermoelectric sector and the retail customers both in the Italian market and in markets across Europe. Competition has been fuelled by ongoing weak trends in demand due to the downturn and macroeconomic uncertainties and continued oversupplies in the marketplace. These have been driven by rising production of LNG on global scale and inter-fuel competition. In the latest years the use of gas in gas-fired power plants has been negatively affected by an increase use of coal in firing power plants due to cost advantages and a dramatic growth in the adoption of renewable sources of energy (photovoltaic and solar). The large-scale development of shale gas in the United States was another fundamental trend that aggravated the oversupply situation in Europe because many LNG projects that originally

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targeted the U.S. market instead provided extra supply to the already saturated European sector. The continuing growth in the production of shale gas in the United States has increased global gas supplies. These market imbalances in Europe were exacerbated by the fact that throughout the last decade and up to a few years ago the market consensus projected that gas demand in the continent would grow steadily until 2020 and beyond, driven by economic growth and the increased adoption of gas in firing power production. European gas wholesalers including Eni committed to purchasing large amounts of gas under long-term supply contracts with so-called “take-or-pay” clauses from the main producing countries bordering Europe (namely Russia, the Netherlands, Norway and Algeria). They also made significant capital expenditures to upgrade existing pipelines and to build new infrastructures in order to expand gas import capacity to continental markets. Long-term gas supply contracts with take-or-pay clauses expose gas wholesalers to a volume risk, as they are contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the underlying price. Due to the trends described above of the prolonged economic downturn and inter-fuel competition, the projected increases in gas demand failed to materialize, resulting in a situation of oversupply and pricing pressure. As demand contracted across Europe, gas supplies increased, thus driving the development of very liquid continental hubs to trade spot gas. Spot prices at continental hubs have become the main benchmarks to which selling prices are indexed across all end-markets, including large industrial customers, thermoelectric utilities and the retail segment. The profitability of gas operators was negatively impacted by falling sales prices at those hubs, where prices have been pressured by intense competition among gas operators in the face of weak demand, oversupplies and the constraint to dispose of minimum annual volumes of gas to be purchased under long-term supply contracts. Eni does not expect any significant improvement in the European gas sector in the near future. We are currently projecting weak gas demand trends due to macroeconomic uncertainties and unclear EU policies regarding how to satisfy energy demand in Europe and the energy mix. Additionally, supplies at continental hubs will continue to build given the expected ramp-up of LNG exports from the United States due to steady growth in gas production and ongoing projects to reconvert LNG regasification facilities into liquefaction export units and the start of several LNG projects in the Pacific region and elsewhere. Eni believes that these ongoing negative trends may adversely affect the Company’s future results of operations and cash flows, also taking into account the Company’s contractual obligations to off-take minimum annual volumes of gas in accordance with its long-term gas supply contracts with take-or-pay clauses.

-	In its Gas & Power segment, Eni is vertically integrated in the production of electricity via its gas-fired power plants, which currently use the combined-cycle technology. In the electricity business, Eni competes with other producers and traders from Italy or outside Italy who sell electricity in the Italian market. Going forward, the Company expects continuing competition due to the projections of moderate economic growth in Italy and Europe over the foreseeable future, also causing outside players to place excess production on the Italian market. The economics of the gas-fired electricity business have dramatically changed over the latest few years due to ongoing competitive trends. Spot prices of electricity in the wholesale market across Europe decreased due to excess supplies driven by the growing production of electricity from renewable sources, which also benefit from governmental subsidies, and a recovery in the production of coal-fired electricity which was helped by a substantial reduction in the price of this fuel on the back of a massive oversupply of coal which occurred on a global scale. As a result of falling electricity prices, margins on the production of gas-fired electricity went into negative territory. Eni believes that the profitability outlook in this business will remain weak in the foreseeable future.

-	In the Refining & Marketing segment, Eni faces strong competition both in industrial and in commercial activities. In 2016 refining margins decreased by approximately 50% y-o-y due to overcapacity in Europe, global oversupplies and strong competition from cheaper products stream coming from more efficient refiners in the Middle East, in Asia and elsewhere. Looking forward, management believes that refining margins will remain under pressure in the foreseeable future and will hover around $4 per barrel in the next couple of years, level at which our refining business is currently barely profitable. In marketing, Eni faces the challenges of growing competition from operators without brands and large retailers, which leverage on the price awareness of final consumers to increase their market share.

-	In the Chemical business, Eni faces strong competition from well-established international players and State-owned petrochemical companies, particularly in the most commoditized segments such as the production of basic petrochemical products and plastics. Many of those competitors based in the Far East and the Middle East are able to benefit from cost advantages due to scale, favorable environmental regulations, availability of cheap feedstock and proximity to end-markets. Excess capacity and sluggish economic growth in Europe have exacerbated competitive pressures with negative impacts on profitability. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas. The Company expects continuing margin pressures in its petrochemical segment in the foreseeable future as a result of those trends.

Safety, security, environmental and other operational risks

The Group engages in the exploration and production of oil and natural gas, processing, transportation, and refining of crude oil, transport of natural gas, storage and distribution of petroleum products and the production of base chemicals, plastics and elastomers. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of Eni’s activities. Eni’s future results of

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operations and liquidity depend on its ability to identify and mitigate the risks and hazards inherent to operating in those industries.

In the Exploration & Production segment, Eni faces natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of Eni’s personnel and risks of blowout, fire or explosion. Accidents at a single well can lead to loss of life, damage or destruction to properties, environmental damage, GHG emissions and consequently potential economic losses that could have a material and adverse effect on the business, results of operations, liquidity, reputation and prospects of the Group, including its share price and dividends.

Eni’s activities in the Refining & Marketing business entail health, safety and environmental risks related to the handling, transformation and distribution of oil and oil products. These risks arise from the inherent characteristics of hydrocarbons, in particular flammability and toxicity. Also environmental risks are involved in the use of oil products, such as GHG emissions, soil and groundwater contamination.

Eni’s activities in the Refining & Marketing and Chemical segment also entail health, safety and environmental risks related to the overall life cycle of the products manufactured, and to raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These risks can arise from the intrinsic characteristics of the products involved (flammability, toxicity, or long-term environmental impact such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater), their use, emissions and discharges resulting from their manufacturing process, and from recycling or disposing of materials and wastes at the end of their useful life.

All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend both on the hazardous nature of the products transported, and on the transportation methods used (mainly pipelines, shipping, river freight, rail, road and gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people and the environment.

The Company invests significant resources in order to upgrade the methods and systems for safeguarding the safety and health of employees, contractors and communities, and the environment; to prevent risks; to comply with applicable laws and policies; and to respond to and learn from unexpected incidents. Eni seeks to minimize these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and distribution networks, and managing its operations in a safe, compliant and reliable manner. Failure to manage these risks could effectively result in unexpected incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells, as well as damage to equipment and other property, all of which could lead to a disruption in operations.

In December 2016, an incident occurred at our Eni Slurry Technology unit located in the refinery of Sannazzaro where a fire due to a mechanical fault partially damaged the plant. We recorded a plant write-off of €193 million and a provision for site dismantling and cleanup of €24 million. We did not identify any environmental provision as of the date of this Annual Report. Considering that the value of the plant was partially insured with third parties, the Group loss related to the accident amounted to €95 million.

Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued, because Eni’s activities require decommissioning of productive infrastructure and environmental site remediation. Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks.

Eni retains worldwide third-party liability insurance coverage for all of its subsidiaries, which is designated to hedge part of the liabilities associated with damage to third parties, loss of value to the Group’s assets related to unfavorable events and in connection with environmental cleanup and remediation. Particularly, Eni’s entities are insured against liabilities for damage to third parties and environmental claims up to $1.2 billion in case of offshore incident and $1.4 billion in case of incident at onshore facilities (refineries). In addition, the Company may also activate further insurance coverage in case of specific capital projects and other industrial initiatives. Management believes that its insurance coverage is in line with industry practice and is sufficient to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster, such as the incident which occurred at the Macondo well in the Gulf of Mexico few years ago, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in the event of such a disaster would depend on all the facts and circumstances of the event and would be subject to a whole

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range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster.

The occurrence of the events mentioned above could have a material adverse impact on the Group’s business, competitive position, cash flow, results of operations, liquidity, future growth prospects and shareholders’ returns and damage the Group’s reputation.

The Company cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such loss would not have a material adverse effect on the Company.

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, income taxes and taxes on production, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production.

A description of the main risks facing the Company’s business in the exploration and production of oil&gas is provided below.

Eni’s oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks

Eni has material offshore operations relating to the exploration and production of hydrocarbons. In 2016, approximately 53% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Egypt, Libya, Norway, Italy, Angola, the Gulf of Mexico, Congo, the United Kingdom and Nigeria. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. Offshore accidents and spills could cause damage of catastrophic proportions to the ecosystem and health and security of people due to objective difficulties in handling hydrocarbons containment, pollution, poisoning of water and organisms, length and complexity of cleaning operations and other factors. Further, offshore operations are subject to marine risks, including storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations. Failure to manage these risks could result in injury or loss of life, damage to property or environmental damage, and could result in regulatory action, legal liability, loss of revenues and damage to Eni’s reputation and could have a material adverse effect on Eni’s operations, results, liquidity, reputation, business prospects and the share price.

Exploratory drilling efforts may be unsuccessful

Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells have margins of uncertainty, and drilling operations may be unsuccessful because of a large variety of factors, including geological failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents, and shortages or delays in the delivery of equipment. The Company also engages in exploration drilling activities offshore, including in deep and ultra-deep waters, in remote areas and in environmentally sensitive locations (such as the Barents Sea). In these locations, the Company generally experiences more challenging conditions and incurs higher exploration costs than onshore or in shallow waters. Failure to discover commercial quantities of oil and natural gas could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity. Because Eni plans to make investments in executing exploration projects, it is likely that the Company will incur significant amounts of dry hole expenses in future years. Some of these activities are high-risk projects that generally involve sizeable plays located in deep and ultra-deep waters or at higher depths where operations are more challenging and costly than in other areas. Furthermore, deep and ultra-deep water operations will require significant time before commercial production of discovered reserves can commence, increasing both the operational and financial risks associated with these activities. In 2016 Eni invested approximately €0.42 billion in exploration projects. The Company plans to invest €2.1 billion in the four-year plan 2017-2020 and to execute exploration projects in the Norwegian Barents Sea, North and West Africa (Nigeria, Egypt, Libya, Congo, Gabon, Angola and Morocco), East Africa (Mozambique, Kenya and South-East Asia (Indonesia, Vietnam, Myanmar and other locations), the United Kingdom, offshore Gulf of Mexico and offshore Cyprus.

Planned projects will be equally split between low-risk initiatives, involving proven areas and the appraisal of recent discoveries, as well as high-risk plays targeting conventional hydrocarbons. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas, which is highly dependent on the rate of success of exploration projects.

Development projects bear significant operational risks, which may adversely affect actual returns

Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or environmentally-sensitive locations. Eni’s future results of operations and liquidity depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:

-	the outcome of negotiations with joint venture partners,

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governments and state-owned companies, suppliers, customers or others, including, for example, Eni’s ability to negotiate favourable long-term contracts to market gas reserves;

-	commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;

-	timely issuance of permits and licences by government agencies;

-	the Company’s relative size compared to its main competitors which may prevent it from participating in large-scale projects or affect its ability to reap benefits associated with economies of scale;

-	the ability to carefully carry out front-end engineering design so as to prevent the occurrence of technical inconvenience during the execution phase;

-	timely manufacturing and delivery of critical equipment by contractors, shortages in the availability of such equipment or lack of shipping yards where complex offshore units such as FPSO and platforms are built; these events may cause cost overruns and delays impacting the time-to-market of the reserves;

-	risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;

-	poor performance in project execution on the part of contractors who are awarded project construction activities generally based on the EPC (Engineering, Procurement and Construction) – turn key contractual scheme. Eni believes this kind of risk may be due to lack of contractual flexibility, poor quality of front-end engineering design and commissioning delays;

-	changes in operating conditions and cost overruns. In recent years, the industry has been adversely impacted by the growing complexity and scale of projects which drove cost increases and delays, including higher environmental and safety costs;

-	the actual performance of the reservoir and natural field decline; and

-	the ability and time necessary to build suitable transport infrastructures to export production to end markets.

Events such as the ones described above of poor project execution, inadequate front-end engineering design, delays in the achievement of critical events and project milestones, delays in the delivery of production facilities and other equipment by third parties, differences between scheduled and actual timing of the first oil, as well as cost overruns may adversely affect the economic returns of Eni’s development projects. Failure to deliver major projects on time and on budget could negatively affect results of operations, cash flow and the achievement of short-term targets of production growth. Finally, development and marketing of hydrocarbons reserves typically require several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commercial potential, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return for such long leadtime projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from the prices and costs assumed when the investment decision was actually made, leading to lower rates of return. In addition, projects executed with partners and joint venture partners reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. Furthermore, Eni may not have full operational control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operations and strategic objectives due to the nature of its relationships.

Finally, if the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment losses of capitalized costs associated with reduced future cash flows of those projects.

Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

Eni’s results of operations and financial condition are substantially dependent on its ability to develop and sell oil and natural gas. Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its production sharing agreements (“PSAs”) and similar contractual schemes. Pursuant to these contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure. The opposite occurs in case of lower oil prices. Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with national oil companies and other entities owners of known reserves and acquisitions. In a number of reserve-rich countries, national oil companies decide to develop portions of oil and gas reserves that remain to be developed. To the extent that national oil companies decide to develop those reserves without the participation of international oil companies or if the Company fails to establish partnership with national oil companies, Eni’s ability to access or develop additional reserves will be limited.

An inability to replace produced reserves by finding, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful in meeting its long-term targets of production growth and reserve replacement, Eni’s future total proved reserves and production will decline and this will negatively affect future results of operations, cash flow and business prospects.

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Uncertainties in estimates of oil and natural gas reserves

Several uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depend on a number of factors, assumptions and variables, among which the most important are the following:

-	the quality of available geological, technical and economic data and their interpretation and judgment;

-	projections regarding future rates of production and costs and timing of development expenditures;

-	changes in the prevailing tax rules, other government regulations and contractual conditions;

-	results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions; and

-	changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. Lower oil prices or the projections of higher operating and development costs may impair the ability of the Company to economically produce reserves leading to downward reserve revisions.

Reserve estimates are subject to revisions as prices fluctuate due to the cost recovery mechanism under the Company’s PSAs and similar contractual schemes.

The prices used in calculating Eni’s estimated proved reserves are, in accordance with the U.S. Securities and Exchange Commission (the “U.S. SEC”) requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the 12-month period ending December 31, 2016. For the 12-month period ending December 31, 2016, the average price was 42.8 $/bbl for the Brent crude oil in comparison to a price reference of 54 $/bbl in 2015. This decline in the price of crude oil triggered the downward revision of those reserves that have become uneconomic in this type of environment, amounting to approximately 76 mmBOE, net of higher reserve entitlement in certain PSA contracts due to the cost recovery mechanism: i.e. because of lower oil and gas prices, the reimbursement of expenditures incurred by the Company requires additional volumes of reserves.

Many of these factors, assumptions and variables involved in estimating proved reserves are subject to change over time and therefore affect the estimates of oil and natural gas reserves. Accordingly, the estimated reserves reported as of the end of 2016 could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s results of operations and financial condition.

The development of the Group’s proved undeveloped reserves may take longer and may require higher levels of capital expenditures than it currently anticipates. The Group’s proved undeveloped reserves may not be ultimately developed or produced

At December 31, 2016, approximately 43% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume it can and will make these expenditures and conduct these operations successfully. These assumptions may not prove to be accurate. The Group’s reserve report at December 31, 2016 includes estimates of total future development costs associated with the Group’s proved undeveloped reserves of approximately €39.4 billion (undiscounted). It cannot be certain the estimated costs of the development of these reserves are accurate, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s development plans to develop of those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.

The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves and, in particular, may be reduced due to the recent significant decline in commodity prices

Investors should not assume the present value of future net revenues from Eni’s proved reserves is the current market value of Eni’s estimated crude oil and natural gas reserves. In accordance with U.S. SEC rules, Eni bases the estimated discounted future net revenues from proved reserves on the 12-month un-weighted arithmetic average of the first-day-of-the-month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the U.S. SEC pricing used in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:

-	the actual prices Eni receives for sales of crude oil and natural gas;

-	the actual cost and timing of development and production expenditures;

-	the timing and amount of actual production; and

-	changes in governmental regulations or taxation.

The timing of both Eni’s production and its incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10 % discount factor Eni uses when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Eni’s reserves or the crude oil and natural gas industry in general.

At December 31, 2016, the net present value of Eni’s proved reserves totaled approximately €29.8 billion, calculated in accordance with the requirements of FASB Extractive Activities – Oil & Gas (Topic 932). This value was significantly lower than in 2015 due to reduced commodity prices. The average price used to estimate Eni’s proved reserves and the net present value at December 31, 2016, as calculated in accordance with U.S. SEC rules, was 42.8 $/bbl for the Brent crude oil in comparison to

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54 $/bbl in 2015. Future prices may materially differ from those used in the Group’s year-end estimates.

Political considerations

A substantial portion of Eni’s oil and gas reserves and gas supplies are located in Countries outside the EU and North America, mainly in Africa, Central Asia and Central-Southern America, where the socio-political framework and macroeconomic outlook is less stable than in the OECD Countries. In those less stable countries, Eni is exposed to a wide range of risks and uncertainties, which could materially impact the ability of the Company to conduct its operations in a safe, reliable and profitable manner.

As of December 31, 2016, approximately 85% of Eni’s proved hydrocarbon reserves were located in such countries and 60% of Eni’s supplies of natural gas came from outside OECD Countries. Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in those non-OECD Countries may negatively impair Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves.

In particular, Eni faces risks in connection with the following, possible issues:

-	lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;

-	unfavourable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriations, nationalizations or forced divestitures of assets and unilateral cancellation or modification of contractual terms. Eni is facing increasing competition from State-owned oil companies who are partnering Eni in a number of oil and gas projects and properties in the host countries where Eni conducts its upstream operations. These State-owned oil companies can change contractual terms and other conditions of oil and gas projects in order to obtain a larger share of profit from a given project, thereby reducing Eni’s profit share. They can also render different interpretations of contractual clauses relating to the recovery of certain expenses incurred by the Company to produce hydrocarbons reserves in any given projects;

-	restrictions on exploration, production, imports and exports;

-	tax or royalty increases (including retroactive claims);

-	political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar incidents. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, the loss of personnel or assets. They may force Eni to evacuate personnel for security reasons and to increase spending on security. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographic areas in which Eni operates;
-	difficulties in finding qualified suppliers in critical operating environments; and

-	complex processes of granting authorisations or licences affecting time-to-market of certain development projects.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to: Libya, Egypt, Algeria, Nigeria, Angola, Kazakhstan, Venezuela, Iraq and Russia. In addition, any possible reprisals because of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on Eni’s business, results of operations and financial condition.

In 2011, Eni’s operations in Libya were materially affected by an internal revolution and a change of regime, which has led to a prolonged period of political and social instability characterized by acts of local conflict, social unrest, protests, strikes and other similar events. Those political developments forced Eni to temporarily interrupt or reduce its producing activities, negatively affecting Eni’s results of operations and cash flow until the situation began to stabilize. Although the Group’s production levels in Libya have returned to levels prior to the outbreak of the civil war, the geopolitical situation remains unstable and unpredictable. In 2016, Eni’s production in Libya was 346 kboe/day, the highest level since the outbreak of the civil war, which represented approximately 20% of the Group’s total production for the year.

Furthermore, Eni’s activities in Nigeria have been impacted in recent years by continuing episodes of theft, acts of sabotage and other similar disruptions, which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta. Eni expects that those risks will continue to affect Eni’s operations in those countries.

We have factored into our future production levels possible risks of unfavorable geopolitical developments in our main countries of extractive operations. Those risks include temporary production losses and disruptions in the Group’s operations in connection with, among other things, acts of war, sabotage, social unrest, clashes and other form of civil disorder. The contingency has been calculated as a haircut to the Group’s future production levels based on management’s appreciation of those risks, past experience and other considerations. However, this contingency does not cover worst-case developments and worst case events, which could determine a prolonged production shutdown.

Eni closely monitors political, social and economic risks of approximately 70 Countries in which it has invested or intends to invest, in order to evaluate the economic and financial return of certain projects and to selectively evaluate projects. While the occurrence of those events is unpredictable, the occurrence of any such events could adversely affect Eni’s results from operations, cash flow and business prospects, also including the counterparty risk arising from the financing exposure of Eni in case State-owned entities, which are party to Eni’s upstream projects for developing hydrocarbons, fail to reimburse due amounts.

In the current depressed environment for crude oil prices, the financial outlook of certain countries where Eni’s hydrocarbons

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reserves are located has significantly deteriorated due to lower proceeds from the exploitation of hydrocarbons resources. This trend has increased the risk of sovereign default, which may cause political and macroeconomic instability and trigger one or more of the above-mentioned risks. In addition, State-owned petroleum companies of those countries are exposed to liquidity risk. Eni is partnering with those national oil companies in executing certain oil and gas development projects or is currently selling its equity production to national oil companies. Financial difficulties of those national oil companies might jeopardize the financial feasibility of ongoing projects or increase the financial exposure of Eni, which is contractually obliged to finance the share of development expenditures of the partner company in case of a financial shortfall of the latter. This risk is mitigated by the default clause customary in such contracts, pursuant to which in case of a default, the non-defaulting party is entitled to compensate its claims with the share of production of the defaulting party. National oil companies may also delay the repayment of trade receivable due to Eni for the supply of equity hydrocarbons. In view of certain long-overdue exposures related to the supply of equity hydrocarbons, cost recovery and cash call to execute investments, certain of which were also disputed by our counterparties, the Group has entered into arrangements with a number of National Oil Companies. Those arrangements provide for the securitization of amounts due to Eni or repayment plans whereby Eni receivables are reimbursed in instalments with the proceeds of the sale of hydrocarbons produced in mineral initiatives operated by Eni or from elsewhere. Based on ongoing arrangements under discussion to recover part of the overdue amounts, the Group recognized a valuation allowance of approximately €0.41 billion. Furthermore, because the proceeds to reimburse Eni’s receivable will derive from the sale of hydrocarbons reserves yet to be developed, those future proceeds are subject to the mineral risk. In these circumstances, the Group recognized through profit the discount effect of those reimbursement plan utilizing a discount factor that factored in the mineral risk of underlying the reimbursement plan. In 2016, we incurred discount expense of approximately €0.13 billion. Furthermore, in 2016 we incurred losses on trade receivables and equity-accounted entities driven by the devaluation of local currencies for approximately €0.28 billion. It is possible that the Group may incur further losses in connection with its commercial and financial exposure towards certain NOCs of countries which are running wide current account deficits in case of an escalation of local financial crises. For a full description of our overdue trade and other receivables outstanding at year-end, see Note 11 to the Consolidated Financial Statements.

An escalation of the political crisis in Russia and Ukraine could affect Eni’s business in particular and the global energy supply generally

In response to the Russia-Ukraine crisis, the European Union and the United States have enacted sanctions targeting, inter alia, the financial and energy sectors in Russia by restricting the supply of certain oil and gas items and services to Russia and certain forms of financing. Eni has adapted its activities to the applicable sanctions and will adapt its business to any further restrictive measures that could be adopted by the relevant authorities.

Approximately 30% of Eni’s natural gas is supplied by Russia. These supplies are out of the reach of current sanctions. Furthermore, Eni is currently partnering the Russian company Rosneft in executing two exploration projects in the Russian sections of the Barents Sea and one in the Black Sea. The contracts pertaining to the above-mentioned exploration licenses were entered into before the enactment of the restrictive measures and the competent authorities of the relevant EU Member States waived contracts under execution when the sanctions were firstly enacted. The EU sanction regime has been extend until July 2017; however it is possible that it could change in relation to the evolution of the political situation in Ukraine.

It is possible that wider sanctions targeting the Russian energy, banking and/or finance industries may be implemented. Further sanctions imposed on Russia, Russian individuals or Russian companies by the international community, such as restrictions on purchases of Russian gas by European companies or measures restricting dealings with Russian counterparties, could adversely impact Eni’s business, results of operations and cash flow. Furthermore, an escalation of the international crisis, resulting in a tightening of sanctions, could entail a significant disruption of energy supply and trade flows globally, which could have a material adverse effect on the Group’s business, financial conditions, results of operations and future prospects.

Risks in the Company Gas & Power business

Risks associated with the trading environment and competition in the gas market

The outlook of the European gas market remains unfavorable due to oversupply, exacerbated by increased availability of liquefied natural gas (“LNG”) globally, and weak demand dynamics. Growth in gas demand has been dampened by sluggish macroeconomic activity in the Eurozone, the increasing use of renewable sources in the production of electricity and the competition from cheaper fossil fuels (like coal) in firing thermoelectric production. Looking forward, management does not expect any meaningful acceleration in gas demand growth in Italy and in Europe and is forecasting an average growth rate lower than 1% in Europe and Italy until 2020.

Against the backdrop of a deteriorating competitive environment, management has periodically renegotiated the Company’s long-term supply contracts with take-or-pay clauses, where the Company is obliged to offtake a contractually set minimum volume of gas supplies or, in case of failure, to pay the contractual price (see below). The renegotiation has allowed the Company to adjust the original oil-linked indexation mechanism of the purchase costs to market benchmarks at approximately 70% of the Company’s supply portfolio, ensuring better competitiveness for the Group’s gas. However, in spite of those measures, continuing cost efficiencies and other actions intended to boost margins, the Gas & Power business reported an operating loss of €391 million for the FY 2016.

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Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the four-year planning period. Those include continuing oversupplies, strong competition and the risk of deterioration in the spread of Italian spot prices versus continental benchmarks. Eni believes that those trends will negatively affect the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins. Eni’s financial outlook has factored in the rigidities of the Company’s long-term supply contracts with take-or-pay clauses.

The main source of risk concerns Eni’s wholesale business, the results of which are exposed to the volatility of the spreads between spot prices at European hubs and Italian spot prices because the Group’s supply costs are mainly indexed to spot prices at European hubs, whereas a large part of the Group’s selling volumes are indexed to Italian spot prices.

Against this backdrop, Eni’s management will continue to execute its strategy of renegotiating the Company’s long-term gas supply contracts in order to align pricing and volume terms to current market conditions as they evolve. The revision clauses provided by these contracts state the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario. In particular, management is planning to renegotiate its main long-term supply contracts over the plan period targeting to align supply costs to the expected dynamics in the outlet markets, which will allow the Company to recover logistics costs and G&A costs, targeting to achieve structural break-even.

Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, the claiming party has the ability to open an arbitration procedure to obtain revised contractual conditions. However, also the suppliers might file counterclaim with the arbitration panel seeking to dismiss Eni’s request for a price review. All these possible developments within renegotiation processes could possibly increase the level of risks and uncertainties relating the outcome of those renegotiations.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view to supplying the Italian gas market and anticipating certain trends in gas demand, which thus far have failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of certain key producing countries. Most of European gas supplies are sourced from those countries (Russia, Algeria, Libya, the Netherlands and Norway).

These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations. Long-term gas supply contracts with take-or-pay clauses expose the Company to a volume risk, as the Company is contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the underlying price.

Looking forward, management believes that the current market outlook which will be negatively affected by continued oversupplies, weak demand growth, strong competitive pressures as well as any possible change in sector-specific regulation represents a risk to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts. In the medium-term, this risk will be mitigated by the expected reduction of the contractual minimum take, due to expiration of some contracts. In this scenario, management is committed to the renegotiation of long-term gas supply contract and to portfolio optimization, in order to reduce the exposure to take-or-pay contracts and to the related financial risk.

Thanks to contract renegotiations and effective selling activities, the Company lifted part of the underlying volumes, the purchase cost of which the Company advanced to its gas supplies in previous years due to the incurrence of the take-or-pay clause. By these means, the Company has achieved over the latest years a reduction in its deferred costs recorded in the balance sheet from €2.4 billion at the end of 2012, which was the bottom of the gas downturn, to approximately €0.3 billion as of 2016 year-end. Management plans to substantially finalize the recovery of the residual amounts of gas paid in advance in the next few years, fulfilling contractual clauses and recovering the prepaid amounts.

Environmental, health and safety regulations

Eni has incurred in the past, will continue incurring material operating expenses and expenditures, and is exposed to business risk in relation to compliance with applicable environmental, health and safety regulations in future years, including compliance with any national or international regulation on GHG emissions

Eni is subject to numerous EU, international, national, regional and local laws and regulations regarding the impact of its operations on the environment and health and safety of employees, contractors, communities and properties. Generally, these laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from the Group’s operations.

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These laws and regulations also regulate emissions of substances and pollutants, handling of hazardous materials and discharges to surface and subsurface of water resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials.

Breaches of environmental, health and safety laws expose the Company’s employees to criminal and civil liability and the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage, as well as damage to its reputation. Additionally, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace, the Company can be liable for negligent or willful conduct on part of its employees as per Italian Law Decree No. 231/2001.

Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations and to safeguard the environment, safety in the workplace, health of employees, contractors and communities involved by the Company operations, including:

-	costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with governmental action to address climate change;

-	remedial and cleanup measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);

-	damage compensation claimed by individuals and entities, including local, regional or state administrations, in case Eni causes any kind of accident, oil spill, well blow-outs, pollution, contamination, emission of GHG above permitted levels or of other hazardous gases or other environmental liability as a result of its operations or the Company is found guilty of violating environmental laws and regulations; and

-	costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging.

Furthermore, in the countries where Eni operates or expects to operate in the near future, new laws and regulations, the imposition of tougher licence requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause Eni to incur material costs resulting from actions taken to comply with such laws and regulations, including:

-	modifying operations;

-	installing pollution control equipment;

-	implementing additional safety measures; and

-	performing site cleanups.

As a further result of any new laws and regulations or other factors, Eni may also have to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish Eni’s productivity and materially and adversely impact Eni’s results of operations, including profits and cash flow. Security threats require continuous assessment and response measures. Acts of terrorism against Eni’s plants, installations, platforms and offices, pipelines, transportation or computer systems could severely disrupt businesses and operations and could cause harm to people and the environment.

Risks of environmental, health and safety incidents and liabilities are inherent in many of Eni’s operations and products. Although management believes that Eni adopts high operational standards to ensure safety in running its operations and safeguard of the environment and the health of employees, contractors and communities. Incidents like blowouts, oil spills, contaminations, pollution, and release in the air, soil and ground water of pollutants and other dangerous materials, liquids or gases, and other similar events could occur that would result in damage, also of large proportion and reach, to the environment, employees, contractors, communities and property. The occurrence of any such events could have a material adverse impact on the Group business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage to the Group reputation.

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities. Eni is also exposed to claims under environmental regulations and, from time to time, such claims have been made against us. In Italy, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, natural resource damage, and other damage as a result of Eni’s conduct of operations that was lawful at the time it occurred or the conduct of prior operators or other third parties. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable of violations of any environmental laws or regulations.

Eni has been sued from time to time for alleged environmental crimes and liabilities in relation to the majority of its proprietary areas in Italy where the Company has conducted industrial operations over the years. Many of these proceedings are currently underway. The majority of those potential liabilities relate to certain industrial activities that the Company disposed of, liquidated, closed or shut down in prior years where Group products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities. At those industrial hubs, Eni has undertaken a number of initiatives to restore and clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. The Group believes that it cannot be held liable for contaminations which occurred in past years (as permitted by applicable regulations in case of

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declaration rendered by a guiltless owner i.e. as a result of Eni’s conduct that was lawful at the time it occurred) or because Eni took over operations from third parties. However, state or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company committed to perform.

Eni expects remedial and clean-up activities at Eni’s dismantled sites to continue in the foreseeable future impacting Eni’s liquidity. The Group has accrued risk provisions to cope with all existing environmental liabilities whereby both a legal or constructive obligation to perform a clean-up or other remedial actions is in place and the associated costs can be reasonably estimated. The accrued amounts represent the management’s best estimates of the Company’s existing liabilities for environmental and associated matters.

Management believes that it is possible that in the future Eni may incur significant environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain of Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavourable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration, as well as unforeseen adverse developments both in the final remediation costs and with respect to the final liability allocation among the various parties involved at the sites.

As a result of those risks, environmental liabilities could be substantial and could have a material adverse effect on Eni’s liquidity, results of operations, consolidated financial condition, business prospects, reputation and shareholders’ value, including dividends and the share price.

Laws and regulations related to climate change may adversely affect the Group’s businesses

Growing public concern in a number of countries over GHG emissions and climate change, as well as a multiplication of stricter regulations in this area, could adversely affect the Group’s businesses, increase its operating costs and reduce its profitability.

The scientific community has established a link between climate change and increasing GHG emissions. The worldwide goal to limit global warming has led to the need to gradually reduce fossil fuel use notably through the diversification of the energy mix. The share of natural gas, the least GHG-emitting fossil energy source, represented 48% of Eni’s production in 2016 on available-for-sale basis; as of December 31, 2016, gas reserves represented approximately 51% of our total proved reserves of our subsidiary undertakings.

In December 2015, a global climate agreement involving 195 Countries was reached in Paris at the 21st Conference of Parties organized by the United Nations under the Framework Convention on Climate Change. The Agreement has set the goal to limit well below the 2°C the increase in global temperature compared to pre-industrial parameters. On November 4, 2016, the Paris Agreement was ratified. However, the voluntary commitments taken by the ratifying countries are insufficient to reach the 2°C goal. Nonetheless, the agreement may result in increased political pressure worldwide to adopt measures intended to reduce and monitor GHG emissions and may spur further initiatives aimed at reducing GHG emissions in the future.

Changes in environmental requirements related to GHG and climate change may negatively impact demand for oil and natural gas and production may decline as a result of environmental requirements targeting the reduction of GHG emissions (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of GHG in areas in which Eni conducts business. Because Eni’s business depends on the global demand for oil and natural gas, existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including incentives to preserve energy or use alternative energy sources, could have a negative impact on Eni’s business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Some governments have introduced carbon pricing mechanisms, which can be an effective measure to reduce GHG emissions across the economy at lowest overall cost to society. We expect more governments to follow and governments may also require companies to apply technical measures to reduce their GHG emissions. These latter may result in additional compliance obligations with respect to the release, capture, sequestration, and use of carbon dioxide that could result in increased investments and higher project costs for us and could have a material adverse effect on Eni’s liquidity, consolidated results of operations, and consolidated financial condition.

The adoption and implementation of regulations that require reporting of GHG or otherwise limit emissions of GHG from the Group’s equipment and operations could require us to incur costs to monitor and report on GHG emissions or install new equipment to reduce emissions of GHG associated with the Group’s operations.

Our portfolio exposure is reviewed annually against changing GHG regulatory regimes and physical conditions to identify emerging risks. To test the resilience of new projects, we assess potential costs associated with GHG emissions when evaluating all new capital projects. Our approach applies a uniform cost of

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€40 (real terms) per tonne of carbon dioxide (CO2) equivalent to the total GHG emissions of each investment. This review has concluded that the internal rates of return of our ongoing projects will be only marginally affected by a carbon pricing mechanism. The project development process features a number of checks that may require development of detailed GHG and energy management plans. High-emitting projects undergo additional sensitivity testing, including the potential for future CCS projects. Projects in the most GHG-exposed asset classes have GHG intensity targets that reflect standards sufficient to allow them to compete and prosper in a more CO2 regulated future. These processes can lead to projects being stopped, designs being changed, and potential GHG mitigation investments being identified, in preparation for when regulation would make these investments commercially compelling.

Furthermore, management has performed a review of the recoverability of the book values of the Company’s oil&gas assets under the assumptions of the International Energy Agency (IEA) 450 Scenario as updated in November 2016 (450s WEO 2016). This review has covered a panel of oil&gas CGUs, which were selected based on certain parameters, including amount of the capital employed, emission intensity, reserve life and other risk factors. Those CGUs represented approximately 30% of the Group capital employed in the E&P segment. The IEA 450 Scenario sets out an energy pathway consistent with the goal of limiting the average global temperature increase to 2°C. This is accomplished by seeking to limit the concentration of greenhouse gases in the atmosphere to around 450 parts per million of CO2 equivalent. By the year 2030, the IEA’s 450 Scenario describes an energy sector with significant renewables penetration, marked improvement in vehicle as well as process efficiency, and widespread replacement of coal by natural gas in power generation. The IEA has assumed oil and gas prices in 2030 of around $113 per barrel and $12.5 per MMbtu respectively, and global CO2 equivalent costs of $133 per tonne (all in nominal terms). The related impact on expected production is that global demand for oil would fall by 17% between 2015 and 2030, while demand for natural gas would grow by 8% during that period. The IEA’s projected GHG regulation and demand scenario are expected to result in lower demand for some of our products and potential albeit immaterial impairments to some of our less energy efficient assets. However, we could also see certain benefits as a robust global CO2 price would make some forms of energy, such as natural gas and renewables, more competitive compared with coal. Our preliminary view, looking at 2030, is that the aggregate impact under the IEA’s 450 Scenario would be positive overall for us compared with our own outlook. This is primarily due to the higher oil and gas prices assumed by the IEA. While the IEA assumes significant global CO2 costs of $133/tonne (in nominal terms) in 2030, our portfolio sensitivity to oil and gas prices exceeds our sensitivity to CO2 costs associated with our GHG emissions.

Finally, it should be noted some scientists have concluded that increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects,

such as increased frequency and severity of storms, droughts, floods or other climatic events. If any such effects were to occur because of climate change or otherwise, they could have an adverse effect on the Group’s assets and operations.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of the latest balance sheet date to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. Certain legal proceedings and investigations where Eni or its subsidiaries or its officers are parties involve the alleged breach of anti-corruption laws and regulations and ethical misconduct. Ethical misconduct and noncompliance with applicable laws and regulations, including non-compliance with anti-bribery and anticorruption laws, by Eni, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value. See Note 38 – Guarantees, commitments and risks – Legal proceedings, in the Consolidated Financial Statements.

Risks from acquisitions

Eni is constantly monitoring the oil and gas market in search of opportunities to acquire individual assets or companies with a view of achieving its growth targets or complementing its asset portfolio. Acquisitions entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks connected to acquisitions materialize, Eni’s financial performance and shareholders’ returns may be adversely affected.

Risks deriving from Eni’s exposure to weather conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing business, as well as the comparability of results over different periods may be affected by such changes in weather conditions. In general, the effects of climate change could result in less stable

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weather patterns, resulting in more severe storms and other weather conditions that could interfere with Eni’s operations and damage Eni’s facilities. Furthermore, Eni’s operations, particularly offshore production of oil and natural gas, are exposed to extreme weather phenomena that can result in material disruption to Eni’s operations and consequent loss or damage of properties and facilities, as well as a loss of output, revenues, maintenance and repair expenses and cash flow shortfall.

Eni’s crisis management systems may be ineffective

Eni has developed contingency plans to continue or recover operations following a disruption or incident. An inability to restore or replace critical capacity to an agreed level within an agreed period could prolong the impact of any disruption and could severely affect business, operations and financial results. Eni has crisis management plans and capability to deal with emergencies at every level of its operations. If Eni does not respond or is not seen to respond in an appropriate manner to either an external or internal crisis, its business and operations could be severely disrupted with negative consequences on results of operations and cash flow.

Exposure to financial risk

Eni’s business activities are inherently exposed to financial risk. This includes exposure to market risk, including commodity price risk, interest rate risk and foreign currency risk, as well as liquidity risk, and credit risk.

Eni’s primary source of exposure to financial risk is the volatility in commodity prices. Generally, the Group does not hedge its strategic exposure to the commodity risk associated with its plans to find and develop oil and gas reserves, volume of gas purchased under its long-term gas purchase contracts, which are not covered by contracted sales, its refining margins and other activities. The Group’s risk management objectives in addressing commodity risk are to optimise the risk profile of its commercial activities by effectively managing economic margins and safeguarding the value of Eni assets. To achieve this, Eni engages in risk management activities seeking both to hedge Group’s exposures and to profit from short-term market opportunities and trading.

Eni is engaged in substantial trading and commercial activities in the physical markets. Eni also uses financial instruments such as futures, options, Over The Counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity in order to manage the commodity risk exposure. Eni also uses financial instruments to manage foreign exchange and interest rate risk. The Group’s approach to risk management includes identifying, evaluating and managing the financial risk using a top-down approach whereby the Board of Directors is responsible for establishing the Group risk management strategy and setting the maximum tolerable amounts of risk exposure. The Group’s Chief Executive Officer is responsible for implementing the Group risk management strategy, while the Group’s Chief Financial Officer is in charge of defining policies and tools to manage the Group’s exposure to financial risk, as well as monitoring and reporting activities.

Various Group committees are in charge of defining internal criteria, guidelines and targets of risk management activities consistent with the strategy and limits defined at Eni’s top level, to be used by the Group’s business units, including monitoring and controlling activities. Although Eni believes it has established sound risk management procedures, trading activities involve elements of forecasting and Eni is exposed to the risks of market movements, of incurring significant losses if prices develop contrary to management expectations and of default of counterparties.

Exchange rate risk

Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses are incurred in euros. Accordingly, a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in U.S. dollar-denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity. The Exploration & Production segment is particularly affected by movements in the U.S. dollar versus the euro exchange rates as the U.S. dollar is the functional currency of a large part of its foreign subsidiaries and therefore movements in the U.S. dollar versus the euro exchange rate affect year-on-year comparability of results of operations.

Susceptibility to variations in sovereign rating risk

Eni’s credit ratings are potentially exposed to risk in reductions of sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the Notes or other debt instruments issued by the Company could be downgraded.

Interest rate risk

Interest on Eni’s debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, “Euribor”, and the London Interbank Offered Rate, “Libor”. As a consequence, movements in interest rates can have a material impact on Eni’s finance expense in respect to its debt. Additionally, spreads offered to the Company may rise in connection with variations in sovereign rating risks or company rating risks, as well as the general conditions of capital markets.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively affect the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. European

Eni Integrated Annual Report	Financial review and other information	85
Risk factors and uncertainties

and global financial markets are currently subject to volatility amid uncertainties relating to a weak macroeconomic outlook, particularly in the Euro-zone, and the financial stress of certain emerging economies or countries whose financial conditions depends upon the proceeds of the sale of hydrocarbon resources following a prolonged slump in commodity prices. In the event of extended periods of constraints in the financial markets, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, Eni’s ability to maintain Eni’s long-term investment program may be impacted with a consequent effect on Eni’s growth rate, and may impact shareholder returns, including dividends or share price.

The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development, exploitation and production of oil and natural gas reserves. The Company’s capital budget for the four-year plan 2017-2020 amounts to €31,6 billion, net of capex associated with the planned asset disposals, and is significantly lower than the Group’s previous industrial plan (down by an estimated 8% at constant exchange rates) as a result of a planned reduction in spending prompted by weak commodity prices and a more selective approach to spending compared to the past. The Company has budgeted approximately €7.8 billion for capital expenditure in 2017, which is 18% lower than in 2016 at constant exchange rates. Management may find that additional reductions in Eni’s capital budget become necessary depending on market conditions.

Historically, Eni’s capital expenditures have been financed with cash generated by operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds.

The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates as a result of, among other things, changes in commodity prices, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments.

Eni’s cash flows from operations and access to capital markets are subject to a number of variables, including but not limited to:

-	the amount of Eni’s proved reserves;

-	the volume of crude oil and natural gas Eni is able to produce and sell from existing wells;

-	the prices at which crude oil and natural gas are sold;

-	Eni’s ability to acquire, find and produce new reserves; and

-	the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds.

If revenues or Eni’s ability to borrow decrease significantly due to factors such as a prolonged decline in crude oil and natural gas prices, Eni might have limited ability to obtain the capital necessary to sustain its planned capital expenditures. If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its business, financial condition, results of operations, and cash flows and its ability to achieve its growth plans.

With respect to the 2017-2020 business plan in particular, management expects to deliver approximately €5-7 billion of additional cash flows from asset disposals, the main part of which will comprise the divestment of stakes in the Group’s exploration assets thereby in essence monetizing some of the Group’s recent exploration successes and reserves. These additional cash flows are intended to provide the Group with further financial flexibility in view of funding organic growth and the Group’s planned shareholder distributions in a manner consistent with the Group’s target capital structure. The Company is seeking to complete such disposals in large part within 2017. However, asset disposals are subject to execution risk and may fail to be completed, and the proceeds received from such disposals may not reflect valuations that management currently believes are achievable, particularly if the disposals are carried out in difficult market conditions. The failure to achieve the planned disposal program could negatively affect the achievement of the Group’s financial targets forcing us to either curtail capital expenditure thus hampering growth or take on more finance debt.

These factors could also negatively affect shareholders’ returns, including the amount of cash available for dividend distribution as well as the share price.

In addition, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a portion of Eni’s cash flows from operations to be used for the payment of interest and principal on its debt, thereby reducing its ability to use cash flows to fund capital expenditures and dividends.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay due amounts. Credit risks arise from both commercial partners and financial ones. In the latest years, the Group has experienced a level of counterparty default higher than in previous years due to the severity of the economic and financial downturn and the amount of trade receivables overdue at the balance sheet date has increased significantly. Furthermore, a collapse in oil prices has stressed the financial condition of many State-owned entities, which are party to the Group’s upstream projects for exploring and developing hydrocarbons or are buyers of Eni’s equity production. In the 2016 Consolidated Financial Statements, we accrued an allowance against doubtful trade accounts amounting to €503 million, mainly relating to the Gas & Power business segment in relation to Italian retail customers who were experiencing financial difficulties. Management believes that this business is particularly exposed to credit risk due to its large and diversified customer base, which includes a

86	Financial review and other information	Eni Integrated Annual Report
Risk factors and uncertainties

large number of medium and small-sized businesses and retail customers who have been particularly impacted by the financial and economic downturn. Eni believes that the management of doubtful accounts represents an issue to the Company, which will require management focus and commitment going forward. In the future Eni cannot exclude the recognition of significant provisions for doubtful accounts. Considering the deteriorated financial outlook of many oil-producing countries where Eni is conducting its upstream operations due to a prolonged decline in commodity prices, management is strictly monitoring exposure to the counterpart risk in its Exploration & Production (“E&P”) segment. The financial difficulties of certain countries also involve state-owned oil companies who are partnering Eni in the execution of development projects of hydrocarbons reserves or who are buying Eni’s share of production in joint projects. In 2016, we incurred approximately €0.5-0.6 billion of losses related to the expected outcome of certain renegotiations to settle disputed amounts or to establish repayment plans of certain overdue receivables owed by few National Oil Companies. Due to the prolonged financial downturn of certain countries hit by a fall in petroleum revenues, it is possible that the Group may incur further counterparty losses in the future. For further information see the paragraph “Political Considerations” above.

Digital infrastructure is an important part of maintaining Eni’s operations. A breach of Eni’s digital security could result in serious damage to business operations, personal injury, damage to assets, harm to the environment, breaches of regulations, litigation, legal liabilities and reparation costs

The reliability and security of Eni’s digital infrastructure is critical to maintaining the availability of Eni’s business applications, including the reliable operation of technology in Eni’s various business operations and the collection and processing of financial and operational data, as well as the confidentiality of certain third-party information. If Eni’s systems for protecting Eni’s digital security prove to be ineffective, either due to intentional actions such as cyber-attacks or negligence, Eni could be adversely affected by, among other things, loss or damage to intellectual property, proprietary information, or customer data, an interruption of business operations, and increased costs to prevent, respond to, or mitigate potential risks to Eni’s digital infrastructure. Furthermore, in some circumstances, failures to protect digital infrastructure could result in injury to people, damage to assets, harm to the environment, breaches of regulations, litigation, legal liabilities and reparation costs.

Eni Integrated Annual Report	Financial review and other information	87
Outlook

Outlook

Management’s forecasts for the Group’s 2017 production and sale metrics are disclosed below:

-	Hydrocarbon production: management expects full-year production of 1,84 kboe/d increasing from 2016 due to new fields start-ups, mainly the Jangkrik gas project in Indonesia, the OCTP oil field in Ghana, the East Hub in Block 15/06 and Mafumeira in Angola, and the ramp-up of fields started up in 2016 in Kazakhstan, Egypt, Angola, Congo and Norway;

-	Natural gas sales: against a backdrop of continuing oversupply, weak gas demand growth and strong competition, management expects gas sales to be in line with the reduction of the contractual minimum take of supply contracts. Management plans to retain its market share in the large customers and retail segments, also increasing the value of the existing customer base by developing innovative commercial initiatives, by integrating services to the supply of commodity and by optimizing operations and commercial activities;

-	Refinery intake on own account: refinery intakes are expected barely unchanged y-o-y;

-	Refined products sales in Italy and in the rest of Europe: in a context of strong competitive pressure, management expects to consolidate volumes and market share in the Italian retail market. This will be achieved by leveraging on competitive differentiation of the offer and the innovation of products and services. In the rest of Europe, sales are expected to remain stable, excluding the effects of asset disposals in Eastern Europe occurred in 2015 and 2016;
-	Chemical products scenario: management expects a highly competitive trading environment pressured from import streams of products from Middle East and the United States, where operators can leverage on economies of scale and availability of cheaper feedstock. Margins in the businesses of polyethylene, intermediates and styrenes are foreseen to decrease. A positive scenario is expected for specialties, mainly elastomers. Sales volumes are expected to remain substantially unchanged.

In 2017, considering the uncertainty in future trends of the oil fundamentals, management will stick with its strategy of capital discipline by focusing on high-return projects, on near-field initiatives in explorations with accelerated paybacks, on re-phasing and rescheduling large projects. These initiatives will contribute to reduce capital spending at constant exchange rates coherently with 2017-2020 plan, representing a decrease of 8% compared to the previous plan at constant exchange rates.

Considering selective capital spending and the Company’s target of cash flows funding both capex and the floor dividend, the Group’s leverage at 2017 year-end is projected to decline from 2016 thanks to the planned portfolio management initiatives, among which the sale of a 40% interest in the Zohr project.

Other information

Acceptance of Italian responsible payments code

Coherently with Eni’s policy on transparency and accuracy in managing its suppliers, Eni SpA adhered to the Italian responsible payments code established by Assolombarda in 2014. During the year, payments to Eni’s suppliers were made within 59 days, in line with contractual provisions.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:

-	as of December 31, 2016, ten of Eni’s subsidiaries:

Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd, Eni Ghana Exploration and Production Ltd and Eni Suisse SA - fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations;

-	the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Branches

In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:

San Donato Milanese (MI) - Via Emilia, 1

San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments.

Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

➤	Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

➤	Barrel/BBL Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

➤	Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods).

➤	Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

➤	Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

➤	Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.

➤	Emissions of SOx (Sulphur Oxides) Total direct emissions of sulfur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.

➤	Enhanced recovery Techniques used to increase or stretch over time the production of wells.

➤	Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.
➤	Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

➤	LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

➤	LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

➤	Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

➤	Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

➤	Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations (when accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).

➤	Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

➤	Over/underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

➤	Production Sharing Agreement (PSA) Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, among others, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production

90	Glossary	Eni Integrated Annual Report

is divided into two portions: “cost oil” is used to recover costs borne by the contractor and “profit oil” is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

➤	Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

➤	Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

➤	Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

➤	Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

➤	Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities. The term mid-downstream includes all activities inherent to oil industry subsequent to exploration and production. Process crude oil and oil-based feedstock for the production of fuels, lubricants and chemicals, as well as the supply, trading and transportation of energy commodities. It also includes the marketing business of refined and chemicals products.

➤	Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

➤	Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Abbreviations

/d	per day	km	kilometers
/y	per year	ktoe	thousand tonnes of oil equivalent
bbbl	billion barrels	ktonnes	thousand tonnes
bbl	barrels	mmbbl	million barrels
bboe	billion barrels of oil equivalent	mmboe	million barrels of oil equivalent
bcf	billion cubic feet	mmcf	million cubic feet
bcm	billion cubic meters	mmcm	million cubic meters
bln liters	billion liters	mmtonnes	million tonnes
bln tonnes	billion tonnes	No.	number
boe	barrels of oil equivalent	NGL	Natural Gas Liquids
cm	cubic meter	PCA	Production Concession Agreement
GWh	gigawatthour	ppm	parts per million
LNG	Liquefied Natural Gas	PSA	Production Sharing Agreement
LPG	Liquefied Petroleum Gas	Tep	Ton of equivalent petroleum
kbbl	thousand barrels	TWh	terawatthour
kboe	thousand barrels of oil equivalent

Annual Report on Form 20-F 2016

Rome, March 22, 2017 – Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2016, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2016 is available on the Publications section of Eni’s website, www.eni.com.

Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2016, free of charge, by filling in the request form found in the Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

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Company Contacts

Press Office: Tel. +39.0252031875 +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: euro 4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 – Fax: +39 0659822141

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This press release is also available on the Eni web site eni.com.

Eni-CDP Equity: slate of Statutory Auditors candidates and proposal of resolution for Saipem Shareholder’s Meeting

Rome, 31 March 2017 - Eni and CDP Equity, in relation to the Saipem Shareholders’ Meeting called on April 28, 2017, on single call to resolve, inter alia, the appointment of the Statutory Auditors, as required by the current Shareholders’ agreement between the companies, will propose a joint slate including the following candidates:

• Giulia De Martino, Standing Statutory Auditor;

• Riccardo Perotta, Standing Statutory Auditor;

• Maria Francesca Talamonti, Alternate Statutory Auditor.

The slate will be deposited within the terms provided by law, Saipem By-laws and the notice of Shareholders’ Meeting.

Eni and CDP Equity will also submit to the Saipem Shareholders’ Meeting the proposal to confirm the current Statutory Auditors’ remuneration and, therefore, they will propose to determine the gross annual remuneration payable to the Chairman of the Board of Statutory Auditors in 70,000 euro and for each Statutory Auditor in 50,000 euro, plus reimbursement of expenses incurred for the office.

Eni S.p.A. holds 3,087,679,689 ordinary shares of Saipem S.p.A. representing 30.542% of the total amount of ordinary shares.

CDP Equity S.p.A. holds 1,269,056,372 ordinary shares of Saipem S.p.A. representing 12.553% of the total amount of ordinary shares.

ENI S.p.A. Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

CDP Equity S.p.A. Contacts:

Press Office: Tel. +39 06 4221.4000

Switchboard: +39 02 8904.061

info@cdpequity.it

ufficio.stampa@cdp.it

redazioneweb@cdp.it

Web site: www.cdpequity.it